As filed with the Securities and Exchange Commission on December 11, 2006

Registration No. 333-138039

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Madison River Communications Corp.

(Exact name of registrant as specified in its charter)

Delaware	4813	20-5689137
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

103 South Fifth Street

Mebane, North Carolina 27302

(919) 563-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul H. Sunu

Chief Financial Officer and Secretary

Madison River Communications Corp.

103 South Fifth Street

Mebane, North Carolina 27302

(919) 563-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary P. Cullen Skadden, Arps, Slate, Meagher & Flom LLP 333 West Wacker Drive Chicago, Illinois 60606 (312) 407-0700	Robert Evans III Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	$287,500,000	$30,762.50

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares that may be sold, if any, pursuant to the underwriters’ overallotment option.
(3)	Registration Fees in an amount of $40,607 that have been previously paid by Madison River Discovery Corp., formerly known as Madison River Communications Corp., pursuant to Registration Statement No. 333-121602, initially filed on December 23, 2004, will offset this filing fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED DECEMBER 11, 2006

PROSPECTUS

             Shares

Madison River Communications Corp.

Common Stock

This is the initial public offering of common stock of Madison River Communications Corp. Of the              shares of common stock to be sold in the offering,              shares are being sold by us and              shares are being sold by the selling stockholder identified in this prospectus, which is owned in part by affiliates of Goldman, Sachs & Co., an underwriter participating in the offering, and existing members of our management. We will not receive any of the proceeds from the sale of shares by the selling stockholder. We anticipate that the public offering price will be between $             and $             per share. No public market currently exists for our shares. We have applied to list our common stock on the Nasdaq Global Market under the symbol “MRCC.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Madison River Communications Corp.	$	$
Proceeds, before expenses, to the selling stockholder	$	$

The selling stockholder has granted the underwriters an option to purchase up to                      additional shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2006.

Merrill Lynch & Co.	Goldman, Sachs & Co.

Lehman Brothers

JPMorgan	Wachovia Securities

Stifel Nicolaus

The date of this prospectus is                     , 2006

SUMMARY

The following is a summary of some of the information contained in this prospectus. In addition to this summary, we urge you to read the more detailed information, including the financial statements and related notes and the “Risk Factors” section, included elsewhere in this prospectus. In this prospectus, “we,” “our” and “us” refer to Madison River Communications Corp., the resulting entity of the conversion and name change of Madison River Capital, LLC, and its direct and indirect subsidiaries after giving effect to the transactions, unless the context otherwise requires.

Our Company

We operate rural telephone companies that serve business and residential customers primarily in Alabama, Georgia, Illinois and North Carolina. A rural telephone company is a local telephone company that provides basic telephone service in rural areas throughout the United States. Our four rural telephone companies provide a variety of telecommunications services to business and residential customers in their franchised territories, including local and long distance voice services, broadband digital subscriber line services and dial-up Internet services as well as telephone directory and other miscellaneous services. We also provide local and long distance voice services and high-speed data services to medium and large businesses in the markets near our franchised territories. We believe there is growth potential within the markets we serve.

We were founded with the goal of acquiring, integrating and improving operations at rural telephone companies. Since 1998, we have acquired five rural telephone operations, which we manage as four rural telephone companies. We believe our disciplined approach to operations has allowed us to improve the operations at each of them.

Our rural telephone companies have historically benefited from limited competition and a favorable regulatory environment, which we believe leads to stable operations. Competition is typically limited in areas served by rural telephone companies because they generally are sparsely populated and rural, with predominantly residential customers. Accordingly, the cost of operations and capital investment requirements for new entrants is high. At the same time, existing state and federal regulations permit us to charge rates that enable us to recover our operating costs plus a reasonable rate of return on our invested capital (as determined by relevant regulatory authorities).

At September 30, 2006, we had 238,207 connections in service, comprising 184,578 voice access lines and 53,629 broadband connections. For the nine months ended September 30, 2006, we had total revenues of $141.2 million, operating income of $46.7 million and net income of $14.9 million. Our net income of $14.9 million for the nine months ended September 30, 2006 includes a benefit of approximately $10.2 million for a non-recurring gain of $16.4 million from the redemption of our Rural Telephone Bank stock less applicable income taxes of $6.2 million. For the year ended December 31, 2005, we had total revenues of $190.9 million, operating income of $60.0 million and a net loss of $20.1 million. As of September 30, 2006, we had an accumulated deficit of $193.6 million, indebtedness of $525.0 million and working capital of $11.5 million. Following consummation of this offering and the other transactions described under “The Transactions,” we expect to have approximately $415.0 million of outstanding indebtedness.

Our Strengths

We believe we are distinguished by the following strengths, each of which we believe will contribute to the continued production of stable cash flows:

•	Long-standing local operations with limited competition. Active in our markets for over 50 years, we believe our thorough knowledge of the markets we operate in, our established operations and our reputation for a high standard of service give us a competitive advantage.

•	Proven track record of service growth. We have succeeded in consistently growing the services used by our customers by offering an integrated bundle of local, long-distance and Internet and enhanced data services as well as other enhanced services such as call waiting and caller identification.

•	Technologically advanced and scalable network infrastructure. We have substantially completed our investment in a technologically advanced network capable of delivering a full suite of telecommunications services to our customers.

•	Disciplined approach to operations. We bring a disciplined approach to operations, including a strict budgeting process and providing our employees with incentives to meet operating targets and improve cash flows.

•	Successful track record of acquisitions and integration. We have acquired five rural telephone operations since 1998 and have successfully integrated them within our organization and have improved their business and operations.

•	Experienced and proven management team. Our top five officers average over 30 years experience in the telecommunications industry and have managed us through the integration of our five acquisitions.

•	Geographically diversified markets. We principally operate in four states, limiting our exposure to regulatory or operating risk in any one state.

Our Strategy

Our objective is to maintain and strengthen our position as a leading provider of telecommunications services in our target markets in the Southeast and Midwest. The key elements of our strategy include:

•	Continuing to improve operating efficiencies by providing centrally managed resources and sharing best practices across our operations.

•	Taking a disciplined approach to capital expenditures.

•	Improving on our competitive position through superior service offerings by continuing to add new services and providing bundled offerings.

•	Expanding our market position through knowledge of local markets and strong customer retention.

•	Growing through selective acquisitions.

The Transactions

As used in this prospectus, the “transactions” collectively refer to the following:

•	Corporate Conversion. In October 2006, we converted from a limited liability company to a corporation under Delaware law. This conversion did not alter our U.S. federal income tax status as we had previously elected to be taxed as a C corporation effective January 1, 2005. We also changed our name from Madison River Capital, LLC to Madison River Communications Corp., or Madison River Communications.

•	This Offering. The proceeds from this offering in respect of shares of common stock sold by Madison River Communications, together with cash on hand, will be used to finance the debt repayment and minority interest redemption described below and to pay bonuses, fees and expenses relating to the transactions. We will not receive any proceeds from the sale of shares by the selling stockholder. The proceeds of this offering will not be used for our ongoing business operations.

•	Debt Repayment. At the closing of this offering, we will repay $105.0 million aggregate principal amount of our existing debt and pay approximately $0.2 million in accrued and unpaid interest thereon.

•	Repurchases of the Coastal shareholders’ and Madison River Telephone’s Minority Interests in Coastal Communications, Inc. At the closing of this offering, we will repurchase (i) the remaining minority interest in our subsidiary, Coastal Communications, Inc., held by the former shareholders of Coastal Utilities, Inc., a rural telephone company we acquired in March 2000, for an aggregate purchase price of $1.0 million, and (ii) Madison River Telephone’s minority interest in our subsidiary, Coastal Communications, Inc., for an aggregate purchase price of $ .

•	Selling Stockholder Transactions. We are currently a wholly-owned subsidiary of Madison River Telephone Company, LLC, the selling stockholder. Among other things, the selling stockholder will use the proceeds from this offering in respect of shares sold by it to repay approximately $ in certain debt and distribute cash to its investors, which include affiliates of Goldman, Sachs & Co., an underwriter participating in the offering, and existing members of our management.

The selling stockholder is selling              shares in this offering and, after the closing of this offering, will contribute $             of its cash proceeds and              shares of our common stock to us to fund the long-term incentive plan. Madison River Telephone will then distribute all of the remaining shares of our common stock held by it to its investors and will be dissolved in accordance with its operating agreement and the Delaware Limited Liability Company Act. After the closing of this offering and the dissolution of the selling stockholder, we will no longer be directly held, in whole or in part, by Madison River Telephone.

Each of the transactions is described more fully under “The Transactions” and “Use of Proceeds.”

Pre-Transactions Ownership and Corporate Structure

The chart below illustrates our ownership and corporate structure prior to consummation of the transactions.

(1)	The existing equity investors of Madison River Telephone are (a) affiliates of each of Madison Dearborn Partners, Goldman, Sachs & Co. and Providence Equity Partners, referred to collectively as the “existing sponsors,” (b) the former shareholders of Coastal Utilities, Inc., a rural telephone company we acquired in March 2000, referred to as the “Coastal shareholders” and (c) certain members of our management, referred to as the “existing management investors.” Goldman, Sachs & Co. is an underwriter participating in this offering.
(2)	Formerly Madison River Capital, LLC, which in October 2006 converted from a limited liability company to a corporation under Delaware law and changed its name to Madison River Communications Corp.
(3)	Our operating subsidiaries are wholly-owned by us except for Coastal Communications, Inc. Both Madison River Telephone and the Coastal shareholders hold a minority interest in Coastal Communications, Inc.

Post-Transactions Ownership and Corporate Structure

The chart below illustrates our ownership and corporate structure following the transactions.

(1)	The existing sponsors are affiliates of each of Madison Dearborn Partners, Goldman, Sachs & Co. and Providence Equity Partners. Affiliates of Goldman, Sachs & Co., one of the underwriters participating in this offering, will hold shares of our common stock following the transactions. See “Security Ownership of Certain Beneficial Owners and Management.”
(2)	Formerly Madison River Capital, LLC, which in October 2006 converted from a limited liability company to a corporation under Delaware law and changed its name to Madison River Communications Corp.

The Offering

Issuer	Madison River Communications Corp., formerly known as Madison River Capital, LLC

Selling stockholder	Madison River Telephone Company, LLC

Shares of common stock offered by Madison River Communications Corp.	shares.

Shares of common stock offered by the selling stockholder	shares ( shares if the underwriters’ over-allotment option is exercised in full).

Shares of common stock outstanding before this offering	shares.

Shares of common stock to be outstanding following the offering	shares.

The total number of shares being offered by this prospectus represents     % of the number of shares to be outstanding following the offering (or     % if the underwriters’ over-allotment option is exercised in full).

Dividends

Upon completion of this offering, our board of directors will adopt a dividend policy that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to our stockholders.

In accordance with our dividend policy, we currently intend to pay an initial dividend of $             per share on or about                     , 2007 and to continue to pay quarterly dividends at an annual rate of $             per share for the first full year following the closing of this offering, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and the terms of our credit agreement for our senior credit facilities. Dividend payments are not guaranteed, and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. Dividends on our common stock are not cumulative. See “Dividend Policy and Restrictions.”

Our senior credit facilities generally restrict the amount of dividends we may pay at any time to the “Restricted Payments Basket Amount,” which is equal to the sum of “Available Cash” plus $50 million minus dividends paid to date, and suspend our ability to pay dividends if our “total leverage ratio” for the most recently ended four fiscal quarter period exceeds 5.10 to 1.00. In addition, our senior credit facilities prohibit the payment of dividends if an event of default thereunder shall have occurred and be continuing or would occur as a result thereof. See “Dividend Policy and Restrictions” and “Description of Senior Credit Facilities” for the definition of the above terms as well as a more detailed discussion of the restrictions on our ability to pay dividends.

Dividends paid by us, to the extent paid out of our earnings and profits, or E&P, as computed for U.S. federal income tax purposes, will be taxable as dividend income. Under current law, dividend income of U.S. non-corporate taxpayers is generally taxable at long-term capital gains rates. Dividends paid by us in excess of our E&P will be treated first as a non-taxable return of capital and then as a gain from the sale of common stock. We currently expect that dividends for the foreseeable future will be paid out of our E&P. For a more complete description, see “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds

We expect to receive gross proceeds from this offering of approximately $             million, assuming a public offering price of $             per share, the mid-point of the range shown on the cover of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholder, which is owned in part by affiliates of Goldman, Sachs & Co., an underwriter participating in this offering, and existing members of our management. We will use our proceeds from this offering, together with cash on hand, for the repayment of existing debt, to finance the redemption of the minority interest in Coastal Communications, Inc. and to pay related bonuses, fees and expenses, and not for our ongoing business operations. See “The Transactions,” “Use of Proceeds” and “Underwriting.”

Listing	We have applied to list our common stock on the Nasdaq Global Market under the symbol “MRCC.”

General Information About This Prospectus

Unless we specifically state otherwise, all information in this prospectus:

•	assumes no exercise of the over-allotment option granted to the underwriters; and

•	excludes shares reserved and available for future grant or issuance under our Omnibus Stock Plan.

Our Corporate Information

Madison River Communications does not have direct operations but is primarily engaged, directly or indirectly, through one or more wholly-owned subsidiaries, in the provision of telecommunications services and solutions to business and residential customers. Madison River Capital, LLC was formed as a limited liability company under Delaware law in 1999 under the name Madison River Capital, LLC. In October 2006, Madison River Capital, LLC converted into a C corporation and changed its name to Madison River Communications.

Our principal executive offices are located at 103 South Fifth Street, Mebane, North Carolina 27302, and our telephone number at that address is (919) 563-1500. Our Internet address is www.madisonriver.net. www.madisonriver.net is a textual reference only, meaning that the information contained on the website is not part of this prospectus and is not incorporated in this prospectus by reference.

Summary Historical Financial and Operating Data

The following table presents summary historical financial and operating data about us. The following summary historical financial data for Madison River Communications, formerly known as Madison River Capital, LLC, for the three years ended December 31, 2005 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the following summary historical financial data for the nine months ended September 30, 2006 and 2005 and as of September 30, 2006 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, this information contains all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations, financial position and cash flows for such periods. The following summary as adjusted balance sheet data gives effect to the transactions as described under “The Transactions” and “Use of Proceeds,” as if the transactions had been consummated on September 30, 2006.

This summary historical financial and operating data should be read in conjunction with the information contained in “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
	(dollars in thousands)
				(Unaudited)	(Unaudited)
Statement of Operations Data:
Revenues	$190,949	$190,836	$182,160	$141,209	$143,244
Operating income	60,026	55,473	47,930	46,699	46,793
Net (loss) income	(20,116)	(399)	(4,867)	14,854	(20,497)

Other Financial Data:
Capital expenditures	$16,371	$14,643	$12,223	$10,708	$7,640
Acquisition of rural telephone exchanges	6,322	—	—	—	6,294
Net cash provided by operating activities	40,247	38,932	43,769	33,935	19,261
Net cash provided by (used in) investing activities	19,588	(12,460)	(10,019)	16,796	28,782
Net cash used in financing activities	(74,221)	(20,129)	(25,561)	(39,904)	(61,352)
EBITDA(a)	92,913	104,635	104,896	85,040	67,328
Adjusted EBITDA(b)	104,898	104,540	101,627	73,838	77,802

	As of September 30, 2006
	Actual	As Adjusted
	(Unaudited)	(Unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$30,927
Total assets	694,132
Long-term debt, including current portion	525,000	415,000
Total member’s capital(c)	56,178	—
Stockholders’ equity	—

(footnotes on following page)

	As of December 31,			As of September 30,
	2005	2004	2003	2006	2005
Connections In Service: (Unaudited)
Voice access lines(d)	192,239	193,092	200,365	184,578	192,580
Broadband connections(e)	46,226	40,215	24,863	53,629	45,081

Total connections in service	238,465	233,307	225,228	238,207	237,661

(a)	EBITDA consists of our net income (loss) before income tax (expense) benefit, interest expense and depreciation and amortization. We believe that net cash provided by operating activities is the most directly comparable financial measure to EBITDA under U.S. generally accepted accounting principles, or GAAP. EBITDA is presented because we believe it is a useful indicator of our ability to service our long-term debt, capital expenditures and working capital requirements as well as pay dividends. EBITDA should not be considered in isolation. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flows from operating activities as a measure of our liquidity or as an alternative to net income (loss) as an indicator of our operating performance or any other measure of performance derived in accordance with GAAP. EBITDA is not a complete measure of our profitability as it does not include costs and expenses for depreciation and amortization, interest expense and income taxes; nor is EBITDA a complete net cash flow measure as it does not include uses of cash to fund our long-term debt, capital expenditure and working capital requirements or to pay dividends. Other companies in our industry may present EBITDA differently than we do.

Set forth below is a reconciliation of our net cash provided by operating activities to EBITDA:

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
	(dollars in thousands)
	(Unaudited)
Net cash provided by operating activities	$40,247	$38,932	$43,769	$33,935	$19,261
Adjustments:
Depreciation and amortization	(40,198)	(45,003)	(52,054)	(26,545)	(27,509)
Deferred income taxes	(13,471)	(903)	7,211	(3,383)	(14,351)
Gain on redemption of Rural Telephone Bank stock	—	—	—	16,399	—
Loss on extinguishment of long-term debt	(11,128)	(212)	—	(5,445)	(10,037)
Other non-cash items	(88)	489	157	24	219
Changes in operating assets and liabilities	4,522	6,298	(3,950)	(131)	11,920

Net (loss) income	(20,116)	(399)	(4,867)	14,854	(20,497)
Income tax expense (benefit)(f)	19,480	753	(4,940)	11,127	18,581
Interest expense	53,351	59,278	62,649	32,514	41,735
Depreciation and amortization	40,198	45,003	52,054	26,545	27,509

EBITDA	$92,913	$104,635	$104,896	$85,040	$67,328

(b)	Adjusted EBITDA refers to the defined term in our senior credit facilities that is an important determinant in our ability to pay dividends under our senior credit facilities. In addition, covenants in our senior credit facilities contain ratios based on Adjusted EBITDA. Adjusted EBITDA differs from EBITDA as defined above. Adjusted EBITDA is defined in our senior credit facilities as: (1) consolidated net income, as determined in accordance with GAAP; plus (2) the following items, to the extent deducted in determining consolidated net income: (a) Consolidated Interest Expense related to all outstanding debt (as defined under “Description of Senior Credit Facilities” on page 126); (b) provision for income taxes; (c) depreciation and amortization expense; (d) costs and expenses related to the refinancing of our long-term debt completed in the third quarter of 2005 and this offering and the other transactions described under the caption “The Transactions,” including any related bonuses; (e) unrealized losses on financial derivatives recognized in accordance with SFAS No. 133; (f) noncash and/or stock-based compensation expense; (g) extraordinary or unusual losses (including extraordinary or unusual losses on permitted sales of assets and casualty events); (h) losses on sales of assets other than in the ordinary course of business; (i) other non-recurring or unusual costs, expenses or losses, including, without limitation, costs, expenses or losses relating to securities offerings, investments or acquisitions, to the extent not exceeding, in the aggregate, $10.0 million; (j) compensation

(footnotes on following page)

expense arising from deemed dividends, the payment of dividends or the equivalent on shares of Madison River Communications common stock issued under its Omnibus Stock Plan, any other incentive stock plans or Madison River Telephone’s long-term incentive plans; (k) all other non-cash items that reduce such consolidated net income for which no cash is expected to be paid in the twelve months following the date of determination; (l) costs and expenses related to any repurchase, repayment, payment or redemption of all or any portion of the outstanding loan at Madison River Telephone (referred to in this prospectus as the “Coastal facility”) and certain other indebtedness, including, without limitation, any commissions, fees, trustee fees, prepayment premiums or fees, penalties or premiums; and (m) costs and expenses related to the second amendment of our senior credit facilities in an aggregate amount not to exceed $1,500,000; minus (3) the following items, to the extent included in determining consolidated net income: (a) unrealized gains on financial derivatives recognized in accordance with SFAS No. 133; (b) extraordinary or unusual gains (including extraordinary or unusual gains on permitted sales of assets and casualty events); (c) gains on sales of assets other than in the ordinary course of business (for the avoidance of doubt, the sale of equity interests in the Rural Telephone Bank shall be considered to be other than in the ordinary course of business); and (d) all other non-cash income, other than the accrual of revenue in the ordinary course of business (including the non-cash portion of any Rural Telephone Bank or Rural Telephone Finance Cooperative, or RTFC, patronage capital allocation). If our Adjusted EBITDA were to decline below certain levels, covenants in our senior credit facilities that are based on Adjusted EBITDA, including the fixed charge coverage and total leverage ratio covenants, may be violated and could cause, among other things, a default under our senior credit facilities, or result in our inability to pay dividends under the restricted payment covenant contained in our senior credit facilities. These covenants are summarized under “Description of Senior Credit Facilities.”

The following table sets forth a reconciliation of our net cash provided by operating activities to Adjusted EBITDA:

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
	(dollars in thousands)
	(Unaudited)
Net cash provided by operating activities	$40,247	$38,932	$43,769	$33,935	$19,261
Adjustments:
Depreciation and amortization	(40,198)	(45,003)	(52,054)	(26,545)	(27,509)
Deferred income taxes	(13,471)	(903)	7,211	(3,383)	(14,351)
Gain on redemption of Rural Telephone Bank stock	—	—	—	16,399	—
Loss on extinguishment of long-term debt	(11,128)	(212)	—	(5,445)	(10,037)
Other non-cash items	(88)	489	157	24	219
Changes in operating assets and liabilities	4,522	6,298	(3,950)	(131)	11,920

Consolidated net (loss) income	(20,116)	(399)	(4,867)	14,854	(20,497)
plus:
Consolidated Interest Expense	52,523	58,593	60,781	31,901	41,103
Provision for income taxes(f)	19,480	753	(4,940)	11,127	18,581
Depreciation and amortization	40,198	45,003	52,054	26,545	27,509
Costs and expenses related to refinancing of long-term debt in July 2005	7,569	—	—	—	7,569
Unusual losses	670	—	—	52	—
Losses on sales of assets other than in the ordinary course of business	—	—	343	—	—
Other non-recurring or unusual costs, expenses or losses related to certain transactions not to exceed $10.0 million in the aggregate	1,680	1,456	—	—	1,680
All other non-cash items that reduce consolidated net income for which no cash is expected to be paid in the following 12 months	718	156	193	684	105
Costs and expenses related to any repurchase, repayment or redemption of any long-term debt	3,614	212	—	5,445	2,532
minus:
Unusual gains	(9)	—	—	(16,399)	(9)
All other non-cash income	(1,429)	(1,234)	(1,937)	(371)	(771)

Adjusted EBITDA	$104,898	$104,540	$101,627	$73,838	$77,802

(c)	Includes members’ interest, accumulated deficit and accumulated other comprehensive income (loss).
(d)	Voice access lines refer to each line of local telephone service provided to residential and business customers.
(e)	Broadband connections are the high-speed connections provided to end users for purposes of accessing the Internet.
(f)	Consists of income tax expense (benefit) from continuing operations and income tax benefit recognized for discontinued operations.

RISK FACTORS

An investment in our common stock involves a number of risks. In addition to the other information contained in this prospectus, prospective investors should give careful consideration to the following factors.

Risks Relating to Our Common Stock and Our Senior Credit Facilities

Our dividend policy may limit our ability to pursue growth opportunities.

Upon completion of this offering, our board of directors will adopt a dividend policy that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to our stockholders. As a result, we may not retain a sufficient amount of cash to finance a material expansion of our business or to fund our operations consistent with past levels of funding in the event of a significant business downturn. In addition, because a significant portion of cash available to pay dividends will be distributed to holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, will depend more than it otherwise would on our ability to obtain third party financing, which may not be available to us at acceptable pricing levels or with acceptable terms, or at all.

You may not receive the level of dividends provided for in the dividend policy our board of directors will adopt upon the closing of this offering or any dividends at all.

We are not obligated to pay dividends, and our board may amend or revoke our dividend policy at any time.    Dividend payments are not guaranteed and are within the absolute discretion of our board of directors. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, working capital requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant.

We may not have cash in the future to pay dividends.    We might not generate sufficient cash from operations in the future to pay dividends on our common stock in the intended amounts or at all. Our dividend policy is based upon our current assessment of our business and the environment in which we operate, our cash needs and our investment opportunities, and that assessment could change based on operational, regulatory, competitive or technological developments (which could, for example, increase our need for capital expenditures), new growth opportunities or other factors. If our cash flows from operations for future periods were to fall below our minimum expectations, we would need either to reduce or eliminate dividends or, to the extent permitted under the terms of our senior credit facilities, raise cash from other sources. Under certain circumstances we may be able to borrow under our senior credit facilities to fund dividends. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, results of operations or liquidity and our ability to maintain or expand our business.

Delaware law restricts our ability to pay dividends.    Under Delaware law, Madison River Communications’ board of directors and the boards of directors for our Delaware corporate subsidiaries may declare and pay dividends only to the extent of “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Also, under Delaware law, our Delaware limited liability company subsidiaries generally may only make distributions to us to the extent that at the time of the distribution, after giving effect to such distribution, all liabilities do not exceed the fair market value of the assets of such limited liability companies.

The reduction or elimination of dividends may negatively affect the market price of our common stock.

We are a holding company, with no revenue generating operations of our own. We depend on the performance of our subsidiaries and their ability to make distributions to us.

Madison River Communications is a holding company with no business operations, sources of income or assets of its own other than our direct and indirect wholly-owned subsidiaries. Because substantially all of our operations are conducted by our subsidiaries, our cash flow and our ability to repay our debt and other obligations and to pay dividends to our stockholders are dependent upon cash dividends and distributions or other transfers from our subsidiaries.

We may be unable to access or distribute the cash flow of our subsidiaries. A number of our subsidiaries are a party to or subject to our senior credit facilities and are or may in the future be a party to other borrowing agreements that restrict the payment of dividends to us, and such subsidiaries are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future. In addition, the ability of our subsidiaries to pay interest and dividends or make other payments or distributions will depend on their respective operating results and may be subject to further restrictions under, among other things, the laws of their jurisdiction of organization.

In addition, the assets of our subsidiaries will be subject to the prior claims of all creditors, including trade creditors, of those subsidiaries. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of any of our subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from assets of those subsidiaries before any assets are made available for distribution to us. As of September 30, 2006, after giving effect to the transactions as if they had been consummated as of such date, our subsidiaries would have had $             million of outstanding liabilities, including trade payables.

As a result of the foregoing, we may be unable to receive cash through distributions or other payments from our subsidiaries in sufficient amounts to pay dividends on our common stock.

Our significant amount of long-term indebtedness could restrict our ability to pay dividends on our common stock, limit our operational flexibility or otherwise affect our financial condition.

We have now and, following the consummation of the transactions, will continue to have a significant amount of long-term indebtedness. After giving effect to the transactions, we estimate that we will have total indebtedness of $415.0 million and that $75.0 million will be available for borrowing under our senior credit facilities.

Our significant level of indebtedness could have important consequences to the holders of our common stock, including the following:

•	a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for working capital, capital expenditures, future operations and business opportunities, dividends on our common stock and/or other general corporate purposes;

•	we may have limited flexibility to plan for, or react to, changes in our business, market conditions and the industry in which we operate;

•	our ability to withstand competitive pressures may be reduced and we may be more vulnerable to general adverse economic and industry conditions;

•	we may be placed at a competitive disadvantage compared to our competitors that have less debt; and

•	our ability in the future to obtain additional financing for working capital, capital expenditures, future business opportunities and other general corporate requirements may be limited.

We may be able to incur substantially more indebtedness, which would increase the risks described above associated with our substantial indebtedness.

We may be able to incur substantial amounts of additional indebtedness in the future. While the terms of our senior credit facilities limit our ability to incur additional indebtedness, such terms do not and will not prohibit us from incurring substantial amounts of additional indebtedness for specific purposes or under certain circumstances. Any additional indebtedness incurred by us could increase the risks associated with our substantial indebtedness.

We have experienced net losses for most of our history, and if we experience losses in the future, we may not be able to generate sufficient cash flow to meet our obligations or pay dividends on our common stock.

We have incurred losses for several prior fiscal years, and we may incur losses in the future. For example, we incurred net losses of $20.1 million, $0.4 million and $4.9 million for the fiscal years ended December 31, 2005, 2004 and 2003, respectively. Our net income of $14.9 million for the nine months ended September 30, 2006 includes a non-recurring $16.4 million gain from the redemption of stock held in the Rural Telephone Bank less applicable taxes of $6.2 million. We may not achieve or sustain profitability in the future or be able to generate cash flow sufficient to meet our interest and principal payment obligations, pay dividends on our common stock or fund our other capital needs such as working capital for future growth and capital expenditures.

We are subject to restrictive debt covenants and other requirements related to our senior credit facilities that may limit our business flexibility by imposing operating and financial restrictions on our business.

Covenants in our senior credit facilities impose significant operating and financial restrictions on us. These restrictions include, among other things, a limitation on:

•	indebtedness and guarantees;

•	liens and negative pledges;

•	investments;

•	certain restricted payments;

•	mergers, acquisitions and asset sales;

•	transactions with affiliates;

•	changes in business conducted; and

•	prepayment of or repurchase of subordinated indebtedness.

These restrictions could limit our ability to obtain future financing, make acquisitions, fund capital expenditures, withstand downturns in our business or take advantage of business opportunities. Furthermore, our senior credit facilities require us to maintain specified total leverage and fixed charge coverage ratios, and require us to make annual mandatory prepayments with up to 50% of our excess cash flow as well as under other circumstances. Our ability to comply with the ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions.

A breach of any of these covenants, ratios or tests could result in a default under our senior credit facilities. Upon the occurrence and during the continuance of an event of default under our senior credit facilities, the lenders could elect to declare all amounts outstanding under the senior credit facilities to be immediately due and payable. If the lenders accelerate the payment of the indebtedness under the senior credit facilities, our assets may not be sufficient to repay in full this indebtedness and our other indebtedness.

If we are not able to refinance our senior credit facilities at maturity on favorable terms or at all, our ability to pay dividends will be impaired and we will be in default under our senior credit facilities.

Our senior credit facilities will mature in full in 2012. We may not be able to renew or refinance the senior credit facilities, or any renewal or refinancing may occur on less favorable terms. If we are unable to refinance or renew our senior credit facilities, our failure to repay all amounts due on the maturity date would cause a default under the senior credit facilities. In addition, our interest expense may increase significantly if we refinance our senior credit facilities on terms that are less favorable to us than the terms of our senior credit facilities. Either of these events would impair our ability to pay dividends.

We will require a significant amount of cash, which may not be available to us, to service our debt, including our senior credit facilities, fund our liquidity needs and pay dividends on our common stock.

Our ability to make payments on, or to refinance or repay our debt, to fund planned capital expenditures and expand our business will depend largely upon our future operating performance. Our future operating performance is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. Our business may not generate cash flow in an amount sufficient to enable us to pay our debt service obligations or fund our other liquidity and capital needs as a result of any of these factors. We estimate that we will need approximately $40.6 million to meet our debt service obligations and planned capital expenditure needs in 2007. If we do not generate enough cash flow for such purposes, we will not be able to pay dividends on our common stock. If we are unable to generate sufficient cash to service our debt requirements, we will be required to refinance our existing indebtedness. We may not be able to refinance any of our debt, including our senior credit facilities, under such circumstances on commercially reasonable terms or at all. If we are unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, including:

•	sales of certain assets to meet our debt service requirements;

•	sales of equity; and

•	negotiations with our lenders to restructure the applicable debt.

Our senior credit facilities could restrict our ability to do some of these things. If we are forced to pursue any of the above options under distressed conditions, our business and/or the value of our common stock could be adversely affected.

Before this offering, there has been no public market for our common stock. This may cause volatility in the trading price of our common stock, which could negatively affect the value of your investment.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market price for our common stock in the future. It is possible that an active trading market for our common stock will not develop or be sustained after the offering. Even if a trading market develops, the market price of our common stock may fluctuate widely as a result of various factors, such as period-to-period fluctuations in our operating results, sales of our common stock by principal stockholders, developments in the telecommunications industry, the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts, competitive factors, regulatory developments, economic and other external factors, general market conditions and market conditions affecting the stock of telecommunications companies in particular. In addition, if we do not pay dividends, either in accordance with our dividend policy or at all, your shares of common stock could become less liquid and the market price of our common stock could decline. Telecommunications companies have in the past experienced extreme volatility in the trading prices and volumes of their securities, which has often been unrelated to operating performance. Any such market volatility may have a significant adverse effect on the market price of our common stock.

Future sales, or the possibility of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

Future sales, or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock, and could impair our ability to raise capital through future sales of equity securities.

Upon consummation of this offering, there will be              shares of common stock outstanding, and we will have reserved              shares of common stock for issuance under our Omnibus Stock Plan. The shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. The remaining              shares of common stock outstanding, including the shares owned by Madison River Telephone’s existing equity investors, will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144.

We, our executive officers and directors, the long-term incentive plan participants and Madison River Telephone’s existing equity investors have agreed to a “lock-up,” meaning that, subject to specified exceptions, neither we nor they will sell any shares without the prior consent of the representatives of the underwriters for 180 days after the date of this prospectus. Following this offering,              shares of common stock held by those persons will be subject to the lock-up. Following the expiration of this 180-day lock-up period, all of the shares of Madison River Communications’ common stock owned by these persons will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. Finally, Madison River Telephone’s existing equity investors and some members of management, who collectively will hold                 shares of our common stock immediately following consummation of this offering, have registration rights with respect to the common stock that they will retain in us, or may acquire upon the exercise of options, following this offering.

We may issue shares of Madison River Communications’ common stock, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of Madison River Communications’ common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

As a new investor, you will experience immediate and substantial dilution.

Investors purchasing common stock in the offering will experience immediate and substantial dilution in the net tangible book value of their shares. At an initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus, dilution to new investors is $             per share. If we seek additional capital in the future, the issuance of shares of common stock or securities convertible into shares of common stock in order to obtain such capital may lead to further dilution of your equity investment.

Madison River Telephone’s existing equity investors will collectively have the power to exercise substantial influence over all matters submitted to our stockholders for approval. As a result, the influence of our public stockholders over significant corporate actions will be limited.

Following the consummation of this offering, Madison River Telephone’s existing equity investors will hold approximately         % of the outstanding shares of Madison River Communications’ common stock (or         % if the underwriters’ over-allotment option is exercised in full). As a result, after this offering, Madison River Telephone’s existing equity investors will collectively have the power to exercise substantial influence over all matters submitted to stockholders for approval, including the election of directors, amendments to our certificate of incorporation and any transaction that requires the approval of stockholders. So long as Madison River Telephone’s existing equity investors continue to own a significant amount of the outstanding shares of Madison River Communications’ common stock, they will continue to be able to strongly influence our decisions. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, merger or tender offer, which would deprive you of an opportunity to receive a premium for your shares and may negatively affect the market price of the common stock. Moreover, Madison River Telephone’s existing equity investors could effectively receive a premium for transferring ownership to third parties that would not inure to your benefit.

Conflicts of interests between Madison River Telephone’s existing sponsors and us or you could have an adverse effect on our business and your investment.

Conflicts of interests between Madison River Telephone’s existing sponsors and us or you could arise in the future, and these conflicts may not be resolved in our or your favor. For instance, Madison River Telephone’s existing sponsors have and may, in the future, make significant investments in other telecommunications companies, including investments in cable companies, competitive local exchange carriers and other rural telephone companies. Madison River Telephone’s Goldman, Sachs & Co.-affiliated sponsors have investments in a number of telecommunications companies, including investments in EarthLink, Inc., which may compete with us as a competitive local exchange carrier in each of our franchised territories, and Cebridge Connections, which offers Internet services which may compete with our Internet services in Illinois. In addition, as permitted by Section 122(17) of the General Corporation Law of the State of Delaware, our certificate of incorporation will renounce certain interests or expectancies in specified corporate opportunities, transactions or other matters offered to any director of ours who is not also one of our officers or employees and who is affiliated with one of Madison River Telephone’s existing sponsors or to any affiliate of such director. These directors and their affiliates have the right to engage in and no obligation to communicate or offer to us any such corporate opportunity, transaction or other matter, and we will have no right in or to any such opportunity, transaction or other matter. Subject to their fiduciary duties to us, these directors may have conflicts of interest with us as a result of these opportunities and may compete with us. In addition, through their significant ownership interest in us, Madison River Telephone’s existing sponsors may seek to influence us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to, or otherwise adversely affect, us or you.

Our organizational documents and Delaware law could limit another party’s ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

A number of provisions in Madison River Communications’ certificate of incorporation and bylaws and certain provisions of Delaware law will make it difficult for another company to acquire us and for you to receive any related takeover premium for your securities. For example, Madison River Communications’ organizational documents provide that stockholders generally may not act by written consent and only stockholders representing at least 50% in voting power may request that Madison River Communications’ board of directors call a special meeting. Madison River Communications’ organizational documents also authorize the issuance of common stock and preferred stock without stockholder approval and upon such terms as the board of directors may determine. The rights of the holders of shares of Madison River Communications’ common stock will be subject to, and may be adversely affected by, the rights of holders of shares of preferred stock that may be issued in the future.

Risks Relating to Our Business and Industry

If we are not able to sustain our revenues, our earnings and cash flow from operations will decrease.

We may not be able to stabilize the recent decline in our voice access lines.    Beginning with the second quarter of 2002, we have seen the number of voice access lines we serve in certain of our established markets decline due to a number of factors affecting our markets, including but not limited to, competition and recession. We may not be able to maintain our current number of voice access lines or stabilize the decline in the number of such lines even if we were to expand the markets we serve.

Consumers may not continue to purchase our services.    In order to maintain our customer base and revenues from our services, we must continue to provide attractive service offerings and compete effectively with other service providers, including wireless service providers and cable companies on, among other things, price, quality and variety of services. Although bundled service offerings have successfully resulted in our customers using additional services in the past, we cannot ensure that we will be able to continue to provide additional services to our customers.

Prices may decline.    The prices that we can charge our customers for services, including voice communications, high-speed data and Internet access and egress services, could decline due to the following factors, among others:

•	lower prices offered by our competitors for similar services or bundled services that include voice, data, Internet access or other services we offer;

•	changes in the federal or state regulations that encourage competition have the impact of reducing the prices we may charge for our services;

•	efforts by long distance carriers and others to lower the fees paid to us for use of our network in offering their services;

•	reduction of the universal service fund established by the Federal Communications Commission, or FCC, due to an increased number of participants accessing the fund or changes in the regulation that determines the amounts we receive under, and contribute to, the fund;

•	the creation of excess capacity resulting from the installation by us and our competitors, some of whom are expanding capacity on their existing networks or developing new networks, of fiber and related equipment; and

•	technological advances that permit substantial increases in, or better usage of, the capacity of our transmission media.

We operate in local regions and, as a result, are highly dependent on economic conditions in the local markets we serve.

We are sensitive to, and our success will be substantially affected by, local economic and other factors affecting the local communities that we serve. In recent months, we have seen declines in the number of voice access lines we serve in our markets due to a number of factors. At September 30, 2006, we served 184,578 voice access lines, which is a decrease of 8,002 voice access lines from 192,580 voice access lines in service at September 30, 2005. The predominant share of voice access line losses have occurred as a result of voice access line losses in our Illinois operations, Gallatin River, due to a persistent weakness in the local economies that Gallatin River serves. We are not certain of the trend for voice access lines or other connections in this market in the near future.

Another substantial share of voice access line losses occurred as the result of our closure of our edge-out services operations in New Orleans, Louisiana during the first half of 2006. Storm-related damages from Hurricane Katrina in August 2005 significantly impacted the economy of New Orleans and surrounding regions and directly resulted in a significant loss of our customers and a substantial decline in our business, including voice access line losses. We notified our affected customers in December 2005 and suspended the provision of voice and data services as of March 1, 2006.

Furthermore, a full deployment of the 3rd Infantry Division stationed at Fort Stewart and Hunter Army Airfield near Hinesville, Georgia, has impacted the operations at our rural telephone company, Coastal Utilities, Inc., that serves the Hinesville area, including the military base. The deployment was completed during the first quarter of 2006 with the troops returning to the military bases in Hinesville, GA at that time. However, our operations continue to be affected as certain of the troops returning from the deployment change their duty stations, retire from military service or make other changes.

In addition, as a result of storm-related damages from hurricanes in recent years, we have experienced temporary voice access line losses at Gulf Telephone Company, our rural telephone company in Foley, Alabama. These types of factors, which are beyond our control, have adversely affected our business, results of operations and cash flows in the past and may have a significant impact in the future.

Significant and growing competition may adversely affect our revenues and profitability.

While our rural telephone companies have historically benefited from limited competition, the telecommunications industry in general is highly competitive. As characteristics of our markets change, regulatory barriers are removed and entry costs decrease, the likelihood of local competitors entering our markets may increase. Significant and potentially larger competitors could enter our markets at almost any time. For example, cable television companies that operate in the markets we serve have developed the ability to provide voice services to customers in addition to their current high-speed Internet access and video offerings. Although these cable competitors have not introduced their voice services in our markets yet, we expect them to begin offering such services during the fourth quarter of 2006 through the first half of 2007. We currently face competition for high-speed access to the Internet from these cable television companies in each of our markets, and we expect that competition will intensify with the introduction of their voice services.

We face competition from wireless telecommunications providers, which may increase as wireless technology improves. We also face competition from other current and future market entrants, including cable television companies, competitive local exchange carriers, voice-over-Internet protocol, or VOIP, providers, electric utilities, microwave carriers, Internet service providers and private networks built by large end users and municipalities. For example, we face competition for high-speed access to the Internet from cable TV companies in each of our markets, and we expect that competition will intensify. Many potential competitors for our services have, and some potential competitors are likely to enjoy, substantial competitive advantages, including name recognition and financial, technical, marketing and other resources that are greater than ours. Increased competition could lead to loss of revenues and profitability as a result of numerous factors, including continued declines in our voice access lines, price reductions, fewer sales, reduced operating margins and the loss of market share.

Rapidly changing communications technology and other factors may have a material adverse effect on our business and our cash flows.

The telecommunications industry is subject to rapid and significant changes in technology. The effect of these technological changes on our business is difficult to predict and plan for in advance. These changes could require us to incur significant capital expenditures to maintain or improve our competitive position. We may not be able to obtain timely access to new technology on satisfactory terms or incorporate new technology into our systems in a cost effective manner, or at all. Further, new technologies and products may not be compatible with our existing technologies and systems. New or alternative technologies and products may reduce the prices for our services or be superior to, and render obsolete, the products and technologies we use. If we do not replace or upgrade our technology and equipment that becomes obsolete, we will not be able to compete effectively. Alternative technologies may be capable of higher transmission rates and of improved interaction with digital services. Technological changes in the communications industry may have a material adverse effect on our business and may affect our ability to achieve sufficient cash flow to provide adequate working capital, to service our indebtedness or pay dividends on our common stock.

We rely primarily on Nortel Switching equipment for our telephone switching equipment, use fiber for connections between network node locations and use twisted copper pair cable to connect end users to our network. Network node locations include host and remote switching points and digital transmission equipment located in the field.

Alternative technologies for our switching equipment include small computers known as “soft switches,” which perform central office switching functions and other forms of digital switching devices. Such devices are generally less expensive and have more flexible software capabilities. Such devices also may interact more easily with digital devices, compared to our legacy network which is primarily analog.

Alternative technologies for inter-nodal optic fiber include high capacity point-to-point microwave radio systems. Such systems require additional FCC licenses and are generally not competitive with the use of fiber due to lack of capacity and the ability to increase capacity with equipment upgrades.

In addition to technological advances, other factors could require us to further expand or adapt our network, including an increasing number of customers, demand for greater data transmission capacity, failure of our technology and equipment to support operating results anticipated in our business plan and changes in our customers’ service requirements. Expanding or adapting our network could require substantial additional financial, operational and managerial resources, any of which may not be available to us.

The transmission speed for services across our network is a significant factor in the demand for some of our services. While we are capable of providing multi-megabit per second transmission speeds across our network between a central office and the end user, the actual data transmission speed over our network may fluctuate due to various factors. Such factors include the diameter of the copper strands, the distance between the network nodes and the user location, and interference from high speed transmissions on adjoining copper pair. If our network is unable to provide services to our customers at speeds that are competitive, we may lose our customers to competitors, which would adversely affect our results of operations.

We may have difficulty sustaining revenue growth if the market for broadband-based services fails to develop, grows more slowly than anticipated or becomes saturated with competitors.

We expect that an increasing amount of our revenues will come from providing broadband-based services. For the nine months ended September 30, 2006 and for the years ended December 31, 2005 and December 31, 2004, broadband-based services represented 12.8%, 11.4% and 9.2%, respectively, of our total revenues. The market for business and residential high-speed Internet access is in the early stages of development and is highly competitive. Because we offer and expect to expand our offering of services to a new and evolving market and because current and future competitors are likely to introduce competing services, it is difficult for us to predict the rate at which this market will grow. Various providers of high-speed digital communications services are testing products from a number of suppliers for various applications, and it is unclear if broadband will offer the same or more attractive price-performance characteristics. The markets for our broadband-based services could fail to develop, grow more slowly than anticipated or become saturated with competitors. This could have an adverse effect on our results of operations.

We may have difficulties executing our growth strategy and managing our growth effectively.

Currently, we operate our business and provide our services primarily as an incumbent local exchange carrier in our franchised territories. We also provide edge-out services as a competitive local exchange carrier in territories that are in close proximity to our franchised territories. Our business plan is to expand our business by adding new customers for both our incumbent local exchange carrier operations and, to a limited degree, our edge-out services. In addition, we are providing new services to our existing customers. Demand and market acceptance for any new products and services we introduce, whether in existing or new markets, are subject to a high level of uncertainty. Our inability to expand our services or to enter new markets effectively could have a material adverse effect on our business or results of operations, including our ability to service our indebtedness or pay dividends on our common stock.

Our business plan will, if successfully implemented, result in growth of our operations, which may place a significant strain on our management, financial and other resources. To achieve and sustain growth we must, among other things, monitor operations, meet competitive challenges, control costs, maintain regulatory compliance, maintain effective quality controls and significantly expand our internal management, technical, provisioning, information, billing, customer service and accounting systems. We cannot guarantee that we will successfully obtain, integrate and use the employee, management, operational and financial resources necessary to manage a developing and expanding business in an evolving, regulated and increasingly competitive industry.

Our growth depends in part on our ability to find suitable businesses to acquire. In addition, the risks associated with acquisitions may result in operating difficulties and may have other harmful consequences.

Our business plan focuses on growing our business in part through acquisitions. Any future acquisitions will depend on our ability to identify suitable acquisition candidates, to negotiate acceptable terms for their acquisition and to finance those acquisitions. We will also face competition for suitable acquisition candidates that may increase our costs and limit the number of suitable acquisition candidates available. In addition, future acquisitions by us could result in the incurrence of additional indebtedness and contingent liabilities, which could have a material adverse effect on our ability to generate cash flow, provide adequate working capital, service our indebtedness or pay dividends on our common stock. Any future acquisitions could also expose us to increased risks, including, among others:

•	the difficulty of integrating the acquired operations, personnel, network and other support systems;

•	the potential disruption of our ongoing business and diversion of resources and management time;

•	the inability to generate revenues from acquired businesses sufficient to offset acquisition costs;

•	the risks of entering markets in which we have little or no direct prior experience;

•	the risk that federal or state regulators may condition approval of a proposed acquisition on our acceptance of conditions that may adversely affect our overall financial results;

•	difficulties in the integration of departments, systems, including accounting systems, technologies, books and records and procedures, as well as in maintaining uniform standards and controls, including internal accounting controls, procedures and policies;

•	expenses of any undisclosed or potential legal liabilities;

•	the impairment of relationships with employees, unions or customers as a result of changes in management; and

•	the impairment of supplier relationships.

As a result, we cannot guarantee that we will be able to consummate any acquisitions in the future or that any acquisitions, if completed, would be successfully integrated into our existing operations.

To date, we have grown in large part through the acquisition of local telephone companies and other operating assets. Our future operations depend largely upon our ability to manage our business successfully. If we are successful in making additional acquisitions, our management team will have to manage a more complex organization and a larger number of operations than we have previously operated. We may not be successful in integrating the various acquisitions. In addition, we may discover information in the course of the integration of these acquisitions that may have an adverse effect on our business or results of operations.

We may not be able to return to generating positive cash flow from our edge-out services or our business plan for our edge-out services may not result in a viable, sustainable line of business capable of funding its own operations in future years in our edge-out markets as a whole.

In 2004 and 2003, our edge-out services generated positive cash flow from operations. However, in 2005, our edge-out services did not generate positive cash flow primarily as a result of the disruption in our services in New Orleans, Louisiana, one of our three edge-out services markets, from the impact of Hurricane Katrina in August 2005 on the local economy and our customers. In December 2005, we announced that we would discontinue our edge-out service operations in New Orleans during 2006 as the direct result of the impact of the hurricane on the economy of that region and our customers. Our edge-out services operations in New Orleans served approximately 3,800 connections with monthly revenues of approximately $250,000 prior to the storm. For the nine months ended September 30, 2006 and for the years ended December 31, 2005 and December 31, 2004, excluding the financial results of our discontinued operations in New Orleans, our edge-out operations had a net operating loss of approximately $7.3 million, $9.4 million and $10.0 million, respectively.

Our operations in New Orleans represented a significant portion of our edge-out services line of business. The shutdown of substantially all of those operations negatively impacted our cash flows from our edge-out operations during 2006, but the impact was not material to our overall financial position, results of operations or cash flows. Excluding the impact of the shutdown on our edge-out services line of business as a whole, we are not certain that the remaining edge-out operations will generate sufficient growth to replace the loss of the New Orleans operations or may not grow at all. In addition, growth and profitability in our edge-out services line of business may require interconnection and resale terms and pricing which depend, in part, on federal and state regulatory decisions and court interpretations of legislation, all of which are outside of our control and subject to change in ways that are difficult to predict. As a result, we may not be able to return to generating positive cash flow from operations from this line of business or our business plan may not result in a viable, sustainable line of business capable of funding its own operations in future years in our edge-out markets as a whole.

Network disruptions could adversely affect our ability to provide service to our customers.

The success of our operations will require that our network provide competitive reliability and adequate capacity and security. Some of the risks to our network and infrastructure include:

•	physical damage;

•	power loss from, among other things, adverse weather conditions, which occurred during Hurricane Katrina in 2005 and Hurricane Ivan in 2004;

•	capacity limitations;

•	software and hardware defects;

•	breaches of security, including sabotage, tampering, computer viruses and break-ins; and

•	other disruptions that are beyond our control.

Disruptions or system failures may cause interruptions in service or reduced capacity for customers. For example, storm-related damages, primarily from Hurricane Ivan in September 2004, resulted in voice access lines being temporarily disconnected at our rural telephone company in Alabama, Gulf Telephone Company. We accrued approximately $0.7 million and $1.7 million in operating expenses for storm-related damages in the third quarter of 2005 from Hurricane Katrina and in the third quarter of 2004 from Hurricane Ivan, respectively. In the fourth quarter of 2005, we made approximately $3.7 million in capital expenditures at Gulf Telephone Company primarily to enhance the survivability of our network during future storms and, to a lesser extent, to repair damages to certain transmission and distribution facilities as a result of Hurricane Katrina. In the fourth quarter of 2004, we made approximately $2.6 million in capital expenditures at Gulf Telephone Company primarily to replace damaged and destroyed transmission and distribution facilities as a result of Hurricane Ivan. If service is not restored in a timely manner, agreements with our customers may obligate us to provide credits or other remedies to them, and this would reduce our revenues. Service disruptions could also damage our reputation with customers, causing us to lose existing customers or have difficulty attracting new ones. Many of our customers’ communications needs are extremely time sensitive, and delays in signal delivery may cause significant losses to a customer using our network.

We may not be successful in obtaining and maintaining the necessary rights-of-way for our network, which could adversely affect our ability to continue to provide service to our customers and may result in an event of default under our senior credit facilities.

We may need to obtain supplemental rights-of-way and other permits from railroads, utilities, state highway authorities, local governments and transit authorities to install conduit and related telecom equipment for any expansion of our network in our markets. We may not be successful in obtaining and maintaining these right-of-way agreements or obtaining these agreements on acceptable terms, whether in new markets or in our existing markets. Although as of September 30, 2006, we had acquired all necessary nonexclusive right-of-way agreements covering our current operations, some of these agreements may be short-term or revocable at will, and we cannot be certain that we will continue to have access to existing rights-of-way after they have expired or terminated. Although we believe that alternative supplemental rights-of-way will be available, if any of these agreements were terminated or could not be renewed, we may be forced to remove our fiber optic cable from under the streets or abandon our networks.

Our utility right-of-way agreements are subject to certain conditions and limitations on access and use and are subject to termination upon customary default provisions. In some cases, these agreements require our fiber network to be moved or removed in the event that the utility needs its right-of-way for public utility purposes or no longer owns its right-of-way. We may not be able to maintain all of our existing rights and permits or obtain and maintain the additional rights and permits needed to implement our business plan. In addition, we expect that our failure to maintain the necessary rights-of-way, franchises, easements, licenses and permits may result in an event of default under our senior credit facilities.

Our relationships with other companies in the telecommunications industry are material to our operations and their financial difficulties may adversely affect our business, including our ability to provide services to our customers.

We generate a significant portion of our local service revenues from originating and terminating phone calls for interexchange carriers. We originate and terminate long distance phone calls for other interexchange carriers over our networks and for that service we receive revenues from the interexchange carriers, some of which are our largest customers in terms of revenues. For the nine months ended September 30, 2006 and the year ending December 31, 2005, revenues from such interexchange carriers comprised 15.4% and 17.2% of our total revenues respectively. No individual interexchange carrier accounts for more than 10% of our total revenues. In addition, we are aware that certain interexchange carriers are or are seeking to bypass or avoid access charges by originating traffic on and routing traffic through unregulated Internet facilities.

Failure to attract and retain qualified management and other personnel could adversely affect our business.

Our business is dependent upon a small number of key executive officers. Madison River Telephone has entered into employment, confidentiality and noncompetition agreements with Messrs. J. Stephen Vanderwoude, Paul H. Sunu, Kenneth W. Amburn, Michael T. Skrivan and Bruce J. Becker providing for employment of each executive effective January 1, 2006. Each of the agreements expires on March 31, 2009. The agreements are subject to termination by either party (with or without cause) at any time subject to applicable notice provisions. Additionally, the agreements prohibit the executives from competing with us for a maximum period of up to 12 months following termination for cause or voluntary termination of employment. Madison River Telephone has not entered into employment agreements with any other key executives. At the closing of this offering, these employment agreements will be terminated and substantially similar agreements will be executed between the executives and Madison River Communications.

We may not be able to renew or extend the employment, confidentiality and noncompetition agreements after they expire on terms that are acceptable to us or at all. In addition, we may not be able to attract or retain other skilled management personnel in the future. The loss of the services of key executive officers and other personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on our business or results of operations.

Our inability to raise more capital to fund our obligations could have a material adverse effect on our business.

We may need to raise more capital in the future to:

•	provide adequate working capital to fund our working capital deficit, continuing operations, capital expenditures and acquisitions;

•	provide resources to service or refinance our existing and future indebtedness; and

•	provide liquidity to fund any unexpected expenses or obligations.

Based on our business plan and anticipated future capital requirements, we believe that the available borrowings under our senior credit facilities, cash and investments on hand and our cash flow from operations will be adequate to meet our foreseeable operational liquidity needs for at least the next 12 months. However, we may need additional capital sooner than planned. While possible sources of additional capital include commercial bank borrowings, sales of assets, vendor financing or the sale or issuance of equity and debt securities to one or more investors, our ability to arrange additional capital and the terms and cost of that financing will depend upon many factors, some of which are beyond our control. We may be unable to raise additional capital, and such failure to do so could have a material adverse effect on our business.

Risks Related to Our Regulatory Environment

We are subject to extensive government regulation that could change in a manner adverse to us.

We are subject to varying degrees of federal, state and local regulation. A majority of our revenues come from the provision of services regulated by the FCC and various state regulatory bodies. Many aspects of our services and operations are subject to federal and state regulation, including the introduction and pricing of new services, compliance with demands from law enforcement and national security agencies, privacy of customers’

information and our use of radio frequencies. The impact of future developments or changes to the regulatory environment or the impact such developments or changes would have on our operations are unpredictable. Any such changes could materially increase our compliance costs, require redesign of rate structures or prevent us from implementing our business plan. Regulation of the telecommunications industry is changing rapidly, which affects our business opportunities, competitive position and other aspects of our business. The regulatory environment varies substantially from state to state. In the states in which we provide services, we are generally required to obtain and maintain certificates of authority from regulatory bodies and file tariffs where we offer intrastate services.

A reduction in universal service fund payments would adversely affect our business, results of operations and cash flow.

We benefit from statutory and regulatory requirements that rates in rural areas be reasonably comparable to rates in urban areas, which results in state and federal universal service funding payments in high cost rural areas. For the nine months ended September 30, 2006 and for the years ended December 31, 2005 and December 31, 2004, revenues attributable to such payments represented 6.8%, 7.0% and 6.6%, respectively, of our total revenues. Under the current regulatory scheme, a portion of our universal service funding is dependent on national loop costs and distribution formulas that are beyond our control. Therefore, depending on such factors, our eligibility for such payments or the amount of such payments may decrease.

There are a number of factors which impact universal service funding payments. The recent history of declining interstate long distance revenues reduces the assessment base for federal universal service funding. The increase in payments to wireless carriers designated as eligible telecommunications carriers has resulted in increased funding requirements. The increased number of subscribers to VOIP services may reduce the number of wireline local services which constitute a portion of the assessment base for universal service funding. The continued scrutiny of federal universal service funding could trigger regulatory or legislative changes in how assessments are made for contributions to the fund, how payments are calculated for rural local exchange carriers such as our rural telephone companies and what companies will be eligible for such payments. The Universal Service Administration Service, or USAC, oversees the application of the rules and regulations for participating in universal service funding and has the ability to audit participants in that process. USAC notified us in October 2006 that they intend to conduct an audit of one of our rural telephone companies. The results of this audit could result in reduction in the amount of payments we receive. In addition, there are a number of appeals challenging several aspects of the FCC’s universal service rules. We cannot predict with certainty whether regulatory or legislative changes will occur or when such changes would occur. If we are unable to receive payments from the universal service funds, or if such payments are reduced, our business, results of operations and cash flow would be negatively affected.

As the incumbent local exchange carrier in our service areas, we are subject to regulation that is not applicable to our competitors.

Existing federal and state rules impose obligations and limitations on us as the incumbent local exchange carrier in some of our markets that are not imposed on our competitors. Federal obligations to share facilities, justify tariffs, maintain certain types of accounts and file certain types of reports are all examples of disparate regulation. While our edge-out and long distance businesses are also subject to government regulation, our incumbent local exchange carrier operations, in particular, are highly regulated at both the federal and state levels.

Regulatory decisions relating to unbundling, interconnection with competitors and pricing of network services may increase our costs of providing services to our edge-out customers and/or reduce the rates that we are permitted to charge customers for our services.

The Telecom Act requires incumbent local exchange carriers to enter into agreements to interconnect with, sell unbundled network elements to and sell services for resale to competitive local exchange carriers. Our ability to compete in the local exchange market as a competitive local exchange carrier may be adversely affected by the incumbent local exchange carrier’s pricing of such offerings and related terms, such as the availability of operation support systems and local number portability, and would be adversely affected if such requirements of the Telecom Act were repealed. Furthermore, the FCC’s recent Triennial Review Order and subsequent related decisions reduce certain of the incumbent local exchange carrier’s obligations to provide competitive local exchange carriers like ours with access to their network elements. This may increase the costs of providing services to our edge-out customers, require us to make extensive investments in new network equipment to serve edge-out customers or delay or otherwise limit or affect our ability to expand our edge-out operations. The FCC’s rules are subject to various court appeals and further regulatory proceedings. The general uncertainty regarding changes to the unbundling rules results in additional instability for our operations, which may possibly lead to further reductions in revenues.

In addition, depending on the implementation of the Telecom Act, our incumbent local exchange carrier operations may be forced to interconnect with, and sell such services and elements to, competitors at prices that do not fully recover our costs of providing such services. If we continue to be unable to charge rates that fairly compensate us for providing unbundled network services, our operating results could be adversely affected. In addition, it is possible that in each state in which we have incumbent local exchange carrier operations, interexchange carriers that pay our incumbent local exchange carriers intrastate access charges may initiate proceedings to reduce our intrastate access charge rates. The outcome of any such proceedings could further adversely affect our financial results.

The rates we charge our local telephone customers are based, in part, on a rate of return authorized by regulators. These authorized rates, as well as allowable investment and expenses, are subject to review and change by those regulators at any time. To the extent that any business is over-earning, the state regulators may issue an order requiring us to reduce our rates. While we have not been required to reduce our rates in the past, if regulators order us to reduce our rates, our competitive position and our results of operations will be adversely affected.

FCC regulations also affect rates that are charged to our customers. The FCC approves tariffs for interstate access and subscriber line charges, both of which contribute to our revenue. If the FCC lowers interstate access charges, we may be required to recover more revenue through subscriber line charges or forego this revenue altogether. This could reduce our revenue and impair our competitive position.

Judicial review and FCC decisions pursuant to the Telecom Act may adversely affect our business.

With the passage of the Telecom Act, the regulation of our services has been subject to numerous administrative proceedings at the federal and state level, litigation in federal and state courts and legislation in federal and state legislatures. The outcome of the various proceedings, litigation and legislation and the extent to which they may adversely affect our business or results of operations is difficult to predict and plan for in advance. Any unfavorable outcomes may affect our financial position, results of operations or cash flows, including our ability to service our indebtedness or pay dividends on our common stock.

Changes to existing laws and regulations to which we are subject, and the introduction of new technologies, including VOIP, may result in loss or reduction of revenues from network access charges.

Access and interconnection charges, which consist of revenues from end users for interstate subscriber line charges, from wireless carriers for termination of local wireless calls and from interexchange carriers for originating, terminating and transporting long distance and high speed data services on our local network, accounted for 27.1% and 28.1% of our revenues for the nine months ended September 30, 2006 and year ended December 31, 2005, respectively.

Large long distance providers have advocated in the past, and continue to advocate, that access charges they are required to pay should be reduced and the revenues replaced, perhaps only in part, by raising the fees charged to business and residential customers or by receipts from a universal service fund. Large long distance providers have also argued and continue to argue that access charges do not apply to specific types of traffic. The combined or individual results of these long distance carrier efforts could be to reduce the amount of access charge revenue we receive. Access charge reform is a key element of the universal service issues under review by state and federal regulators and legislators. Any action taken on any of these issues may have an adverse effect on our revenues and costs.

The emerging technology known as VOIP can be used to carry user-to-user voice communications over broadband or dial-up service. The FCC has ruled that some VOIP arrangements are not regulated as telecommunications services, but that a conventional telephone service that uses Internet protocol in its backbone is a telecommunications service. The FCC has initiated a proceeding to review the regulatory status of VOIP services and the possible application of various regulatory requirements to VOIP providers, including the payment of access charges. Expanded use of VOIP technology instead of traditional wireline communications could reduce the access revenues received by local exchange carriers like us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements, other than statements of historical fact, included in this prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “seek” or “believe,” or by discussion of strategy that involves risks and uncertainties. We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

•	our dividend policy and expectations regarding dividend payments;

•	our ability to service our significant amount of indebtedness;

•	our inability to achieve profitability;

•	our ability to sustain our revenues;

•	our dependence on economic conditions in the local markets we serve;

•	significant and growing competition in the telecommunications industry;

•	the advent of new technology that may force us to expand or adapt our network in the future;

•	our increasing dependence on the sale of broadband services;

•	the success of efforts to expand our service offerings and grow our business;

•	our ability to execute our acquisition strategy, including successfully integrating acquired businesses;

•	our success in returning our edge-out services to positive cash flow generation and maintaining a sustainable line of business capable of funding its own operations;

•	unanticipated network disruptions;

•	our ability to obtain and maintain the necessary rights-of-way for our networks;

•	our dependence on other companies in the telecommunications industry with which we have material relationships;

•	our ability to compete effectively with regional Bell operating companies, cable television, wireless, VOIP and other telecommunication competitors, which may have greater resources than us;

•	our dependence on our key personnel;

•	our ability to raise additional capital on acceptable terms and on a timely basis;

•	a reduction in universal service fund payments; and

•	our regulatory environment.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. Important factors that could cause our actual results to differ materially from our expectations are discussed under “Risk Factors” and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the statements in those sections.

THE TRANSACTIONS

As used in this prospectus, the “transactions” collectively refer to the following:

•	the corporate conversion;

•	the offering of common stock pursuant to this prospectus;

•	the repayment of certain of our existing debt;

•	the repurchases of the Coastal shareholders’ and Madison River Telephone’s minority interests in Coastal Communications, Inc;

•	the payment of related bonuses, fees and expenses; and

•	the selling stockholder’s transactions.

Each of the transactions is described more fully below and under “Use of Proceeds” and “Description of Senior Credit Facilities.”

Corporate Conversion

In October 2006, we converted from a limited liability company to a corporation under Delaware law. We also changed our name from Madison River Capital, LLC to Madison River Communications Corp., or Madison River Communications. This conversion did not alter our U.S. federal income tax status as we had previously elected to be taxed as a corporation.

Common Stock Offering

The proceeds from the sale in respect of shares of common stock sold by Madison River Communications in this offering, together with cash on hand will be used to finance the debt repayment and repurchase of minority interests described below and the payment of bonuses, fees and expenses relating to the transactions. We will not receive any proceeds from the sale of shares by the selling stockholder.

Prior to the consummation of this offering, we will enter into a stockholders’ agreement with Madison River Telephone’s existing sponsors pursuant to which each such sponsor will have the right to designate (a) two individuals who will be among the slate of nominees for election to the board of directors of Madison River Communications so long as such existing sponsor owns at least 12.5% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis and (b) one individual so long as such existing sponsor does not have the ownership described in clause (a), but owns at least (i) 5.0% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis or (ii) 50% of the shares of common stock of Madison River Communications which such existing Madison River Telephone sponsor owned immediately following the offering. As a result, following the consummation of this offering, we anticipate that affiliates of each of Madison Dearborn Partners and Goldman, Sachs & Co. will have the right to designate two nominees to Madison River Communications’ board, and affiliates of Providence Equity Partners will have the right to designate one nominee to Madison River Communications’ board, with the affiliates of Providence Equity Partners opting initially not to include a designee on the board.

Debt Repayment

Senior Credit Facilities.    We are the borrower under our senior credit facilities consisting of a $525.0 million term loan (the “term loan”) with a syndicate of lenders and a $75.0 million revolving credit facility with the Rural Telephone Finance Cooperative (the “RTFC”). Following a $5.0 million voluntary prepayment of principal on October 6, 2006, there was an outstanding balance of $520.0 million under the term loan portion of the senior credit facilities. The senior credit facilities may be increased by up to an additional $200 million if certain conditions are met. The proceeds from the term loan portion of the senior credit facilities were required to be used to repay existing indebtedness. The proceeds from any credit facility commitment increase may be used to repay any term loan advance under the senior credit facilities and for working capital and general business purposes of us and our subsidiaries, including capital expenditures and acquisitions. The revolving credit facility under our senior credit facilities may be used for general business and working capital purposes. Both the term loan and revolving credit facility portion of our senior credit facilities are scheduled to mature in July 2012. $25 million of the revolving credit facility portion of our senior secured credit facilities is available to us for letters of credit. Amounts borrowed under the term loan that are repaid or prepaid may not be reborrowed. Amounts repaid under the revolving credit facility portion of our senior secured credit facilities may be reborrowed. The senior credit agreement provides for changes in certain terms upon a Qualified Initial Public Offering, as defined in the credit agreement, which includes this offering. The provisions of the senior credit agreement described below only include those provisions which apply after consummation of the offering.

The term loan bears interest, at our option, at either (A) a base rate, as defined in the credit agreement, plus 0.75% per annum or (B) a London interbank offered rate, or “LIBOR,” plus 1.75% per annum. The loans under the revolving credit facility bear interest at a rate established by the RTFC for similar lines of credit plus 0.50% per annum. We have interest rate swap agreements in place to effectively fix the interest rate on $415.0 million, or 100.0%, of our term loan at a weighted average effective interest rate of approximately 6.7%. The interest rate swap agreements expire at various times through October 2009. At the closing of this offering, our weighted average effective interest rate on the term loan will be approximately 6.7%.

Our obligations under the senior credit facilities are guaranteed by each of our domestic, first tier, wholly-owned subsidiaries (Madison River Communications, LLC, Madison River Holdings, LLC and Madison River Finance Corp.). The senior credit facilities, and the guarantees thereof, are secured by (1) a perfected security interest in all of the capital stock or equity interests of subsidiaries of, and intercompany notes directly owned by, us and each of our subsidiaries which is a guarantor (limited to 65% of the shares of any first tier non-domestic subsidiaries) and (2) a perfected lien on, and security interest in, substantially all of the tangible and intangible assets and properties of us and each of our subsidiaries which is a guarantor, subject to certain exceptions.

At the closing of this offering, we will repay approximately $105.0 million of the outstanding borrowings under the term loan, including approximately $0.2 million in accrued and unpaid interest on the term loan using the proceeds of this offering and cash on hand.

Repurchases of the Coastal Shareholders’ and Madison River Telephone’s Minority Interests in Coastal Communications, Inc.

As part of the consideration paid in the acquisition of Coastal Utilities, Inc., we issued to the Coastal shareholders shares of Series A stock of Coastal Communications, Inc., our subsidiary. As of September 30, 2006, 30 shares of Series A stock remained outstanding. Under the terms of an amended shareholders’ agreement with the Coastal shareholders, we may at any time require the Coastal shareholders to sell their shares of Series A stock to us for a purchase price of $33,333.33 per share or $1.0 million in the aggregate. At the closing of this offering, we will repurchase the remaining shares of Series A stock held by the Coastal shareholders using the proceeds of this offering and cash on hand.

In April 2002, Madison River Telephone acquired 120 shares of Series A stock and 300 shares of Series B stock of Coastal Communications, Inc. from the Coastal shareholders in exchange for equity in Madison River Telephone and notes payable from Madison River Telephone. At the closing of this offering, we will use proceeds of the offering to purchase the 120 shares of Series A stock and 300 shares of Series B stock from Madison River Telephone at an aggregate purchase price of $         .

Cash Bonuses

In September 2002, Madison River Telephone agreed to pay and, at the closing of this offering, we will assume such agreement to pay Mr. Paul H. Sunu, our Chief Financial Officer and Secretary, a bonus in the amount of $435,000 in connection with his efforts in consummating certain transactions with the Coastal shareholders in April 2002 described under “Certain Relationships and Related Transactions—Coastal

Shareholders.” The bonus is only payable in the event that a liquidity event with respect to Madison River Telephone occurs and the existing Madison River Telephone sponsors receive a return of their capital contribution with respect to their Class A units in Madison River Telephone plus an 8% rate of return. We expect that the consummation of this offering will satisfy the conditions for the payment of the bonus.

Mr. Sunu’s employment agreement provides for, among other things, a special bonus award to be paid to Mr. Sunu in December 2007 of $233,000, so long as Mr. Sunu remains employed by us on the date of payment for the bonus. This award is intended to reward Mr. Sunu for his efforts in connection with the completion of a liquidity event for Madison River Telephone and his prior service to us, including his efforts in negotiating various debt refinancings which led to a substantial increase in our liquidity. Mr. Sunu’s employment agreement provides for acceleration of the payment of the special bonus award in the event of certain specified events, which include the consummation of this offering, a sale of the company and other significant transactions involving us. See “Management—Employment Agreements.”

The Selling Stockholder’s Transactions

In April 1997, Madison River Telephone issued to Madison Dearborn Capital Partners, L.P., one of its existing sponsors, a note payable of $0.4 million that bears interest at 8.0% per annum and is due on demand. The principal amount and unpaid interest are due in October 2011. The note is unsecured and, at any time prior to the payment of the entire principal amount, Madison Dearborn Capital Partners, L.P. may convert all unpaid principal and accrued interest into Class A units in Madison River Telephone. At September 30, 2006, the unpaid principal on the note was $392,610 and the unpaid interest on the note was $474,000. On or about the closing of this offering, the note, including all accrued and unpaid interest, will be converted pursuant to its terms into 392,610 Class A units in Madison River Telephone.

Madison River Telephone, the selling stockholder, is party to a credit agreement with Merrill Lynch Capital Corporation, an affiliate of one of the underwriters participating in this offering, as administrative agent and initial lender, referred to herein as the “Coastal facility.” The Coastal facility is in an original principal amount of $20.8 million, and with capitalized interest, as of September 30, 2006, has an aggregate principal amount of $25.1 million. The Coastal facility is scheduled to mature on May 22, 2010 and accrues interest at 13% per annum. Madison River Telephone has the option of paying accrued interest under the Coastal facility in cash or having it capitalized and added to the principal amount of the loans outstanding under the facility. As of September 30, 2006, the accrued and unpaid interest on the Coastal facility was approximately $980,000. Out of part of the proceeds of this offering, the selling stockholder will (i) repay the outstanding borrowings, accrued and unpaid interest and applicable premiums under the Coastal facility and (ii) with Madison River Communications, pay its pro rata portion of certain fees and expenses related to this offering.

The selling stockholder will use the remainder of the proceeds and Madison River Communications shares it holds to (1) make a contribution of $             and              shares to us to fund the long-term incentive plan and (2) make a distribution of cash and shares to its existing equity investors, including certain members of our current and former management, or the existing management investors, and funds affiliated with our existing equity investors in accordance with Madison River Telephone’s operating agreement. Of the existing management investors, Messrs. Vanderwoude, Ogg, Sunu and Becker will receive $        , $        , $         and $         and         ,         ,         , and          shares, respectively. The existing sponsors, the existing management investors and the Coastal shareholders will hold             ,             and             shares, respectively.

Messr. Ogg and Becker have outstanding loans with Madison River Telephone and/or us totaling approximately $832,100 and $466,700, respectively. Following the completion of this offering, we expect to call these loans. We expect that Messrs. Ogg and Becker will use the cash received by them from Madison River Telephone as part of the distribution to existing equity investors to repay a portion of their loans. In addition, following the completion of this offering, we expect to enter into agreements with Messrs. Ogg and Becker pursuant to which we will repurchase from them, from cash on hand, approximately             and             shares of Madison River Communications distributed to Messrs. Ogg and Becker, respectively, by Madison River

Telephone. We expect that the price we pay for such shares will be equal to the closing price of our common stock on the business day immediately preceding the repurchases. Messrs. Ogg and Becker will use the proceeds received from these repurchases to repay the remaining amounts of their loans to Madison River Telephone and us.

After its distribution of cash and stock, we anticipate that Madison River Telephone will be dissolved in accordance with its operating agreement and the Delaware Limited Liability Company Act. After the closing of this offering and the dissolution of the selling stockholder, we will no longer be directly held, in whole or in part, by Madison River Telephone.

USE OF PROCEEDS

We expect to receive $             million of gross proceeds from this offering, based on an assumed initial public offering price of $             per share, the mid-point of the range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholder, which is owned in part by affiliates of Goldman, Sachs & Co., one of the underwriters participating in this offering, and existing members of our management.

The table below sets forth our estimate of the sources and uses of funds for the transactions. See “The Transactions” and “Underwriting.”

	Amount
	($ in millions)
Sources
Cash on hand	$
Gross proceeds from common stock offered in this offering(1)

Total sources of funds	$

Uses
Repayment of senior credit facilities		105.0
Payment of accrued and unpaid interest on the senior credit facilities		0.2
Redemption of the Coastal shareholders’ minority interest in Coastal Communications, Inc.		1.0
Purchase of Madison River Telephone’s minority interest in Coastal Communications, Inc.
Cash bonuses(2)		0.7
Estimated fees and expenses related to the transactions(3)

Total uses of funds	$

(1)	Assumes an initial public offering price of $ per share, the mid-point of the range shown on the cover of this prospectus.
(2)	Consists of the cash bonuses we expect to pay to Mr. Paul H. Sunu, our Chief Financial Officer and Secretary, on the date of consummation of this offering.
(3)	Consists of NASD filing fee, Nasdaq listing fee, accounting and legal fees and expenses, transfer agent’s fees and expenses, printing and engraving expenses and other miscellaneous fees and expenses.

The interest rate, maturity and certain other terms of the senior credit facilities are described under “The Transactions.”

DIVIDEND POLICY AND RESTRICTIONS

General

Upon completion of this offering, our board of directors will adopt a dividend policy that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to our stockholders, rather than retaining such cash for other purposes, including to finance growth opportunities. This policy reflects our judgment that our stockholders would be better served if we distributed to them a substantial portion of the cash generated by our business instead of retaining it in our business.

However, as described more fully below, you may not receive any dividends, as a result of the following factors:

•	we may not have enough cash to pay dividends due to changes in our operating income, working capital requirements and anticipated cash needs;

•	nothing requires us to pay dividends;

•	while the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board could modify or revoke this policy at any time;

•	even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;

•	the amount of dividends that we may distribute is limited by negative covenants in our senior credit facilities and, potentially, the terms of any future indebtedness that we may incur;

•	the amount of dividends that we may distribute is subject to restrictions under Delaware law; and

•	our stockholders have no contractual or other legal right to dividends.

We have no history of paying dividends out of our cash flow. Dividends on our common stock are not cumulative.

We believe that our dividend policy will significantly limit, but not preclude, our ability to pursue growth out of cash generated by operations. If we pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current anticipated capital expenditure requirements. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see “—Assumptions and Considerations” below.

In accordance with our dividend policy, we currently intend to pay an initial dividend of $             per share on or about                     , 2007 and to continue to pay quarterly dividends at an annual rate of $             per share for the first full year following the closing of this offering.

In determining our initial dividend level, we reviewed and analyzed numerous factors, including the following, which we considered material in making such determination:

•	our operating and financial results in recent years, including in particular the fact that our Adjusted EBITDA (as described below) was $73.8 million in the nine months ended September 30, 2006; and $104.9 million, $104.5 million, and $101.6 million, for the years ended December 31, 2005, 2004 and 2003, respectively.

•	the effect on our net income (loss) and Adjusted EBITDA of the reduction in our receipt of patronage capital dividends from the RTFC as a result of the refinancing of our prior credit facilities in July 2005;

•	the effect on our net income (loss) and Adjusted EBITDA of the reduction in our receipt of cash dividends from the Rural Telephone Bank as a result of the redemption of our equity interests in the bank in April 2006;

•	our anticipated capital expenditure requirements;

•	our expected other cash needs, primarily related to working capital requirements;

•	the terms of our debt instruments, including our senior credit facilities;

•	applicable provisions of Delaware law; and

•	other potential sources of liquidity, including working capital, access to credit and the possibility of asset sales.

Minimum Adjusted EBITDA

We do not as a matter of course make public projections as to future revenues, operating income or other results. However, our management has prepared the estimated financial information set forth below to present the estimated cash available to pay dividends based on estimated minimum Adjusted EBITDA. The accompanying estimated financial information was not prepared with a view toward complying with the Public Company Accounting Oversight Board guidelines with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects our best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the estimated financial information.

Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimated financial information.

The assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties, including those described under “Risk Factors.” Accordingly, there can be no assurance that the estimated financial information is indicative of our future performance or that the actual results will not differ materially from the estimated financial information presented below.

We believe that, in order to fund dividends on our common stock for the year following this offering at the level described above solely from cash generated by our business, our Adjusted EBITDA for the year following the offering would need to be at least $             million. Adjusted EBITDA refers to the defined term that is contained in our senior credit facilities and is an important determinant in our ability to pay dividends under the terms of our senior credit facilities. See “—Restrictions on Payment of Dividends—Senior Credit Facilities” for a description of the restrictions on our ability to pay dividends contained in our senior credit facilities. Generally, Adjusted EBITDA as defined under our senior credit facilities represents our consolidated net income, plus consolidated interest expense, income taxes, depreciation and amortization, costs and expenses related to the transactions, extraordinary or unusual losses, losses on the sale of assets other than in the ordinary course of business, up to $10 million of non-recurring or unusual costs and expenses and certain non-cash items decreasing consolidated net income, minus extraordinary or unusual gains, gains on the sale of assets other than in the ordinary course of business and certain non-cash items increasing consolidated net income. See “Summary— Summary Historical Financial and Operating Data” and “Description of Senior Credit Facilities” for a detailed definition of Adjusted EBITDA. We refer to the minimum amount of Adjusted EBITDA we expect to need to pay dividends in the first year following this offering according to our dividend policy as minimum Adjusted EBITDA. Based on numerous factors, assumptions and considerations described under “—Assumptions and Considerations” below, we believe that our minimum Adjusted EBITDA for the year following the closing of this offering will be at least $             million. We have also determined that if our Adjusted EBITDA for such period is at or above this level, we would be permitted to pay dividends at the level described above under the fixed charge coverage and total leverage ratio covenants in our senior credit facilities. Subject to certain conditions, we are able to borrow under our senior credit facilities to fund dividend payments.

The following table sets forth our calculation illustrating that $             million of Adjusted EBITDA would be sufficient to fund dividends at the above level for the first full year following the closing of the transactions and would permit us to pay dividends under all relevant covenants and restrictions that are contained in our senior credit facilities, including satisfaction of the fixed charge coverage and total leverage ratio covenants under our senior credit facilities.

	Amount
	($ in thousands)
Estimated Cash Available to Pay Dividends on Common Stock Based On Minimum Adjusted EBITDA
Minimum Adjusted EBITDA(1)	$
Less:
Estimated cash interest expense on senior credit facilities(2)		27,626
Estimated cash capital expenditures(3)		13,000
Estimated cash income taxes(4)		9,300
Estimated cash available to pay dividends on outstanding common stock(5)	$
Estimated total leverage ratio derived from the above(6)
Estimated fixed charge coverage ratio derived from the above(7)

The following table illustrates, for our fiscal year ended December 31, 2005 and for the nine months ended September 30, 2006, the amount of cash that would have been available for distribution to our common stockholders, assuming that the transactions had been consummated at the beginning of such period, subject to the assumptions described in the table.

	Year Ended December 31, 2005			Nine Months Ended September 30, 2006
	($ in thousands) (Unaudited)
As Adjusted Cash Available to Pay Dividends
Net cash provided by operating activities		$40,247			$33,935
Adjustments:
Depreciation and amortization		(40,198)			(26,545)
Deferred income taxes		(13,471)			(3,383)
Gain on redemption of Rural Telephone Bank stock		—			16,399
Loss on extinguishment of long-term debt		(11,128)			(5,445)
Other non-cash items		(88)			24
Changes in operating assets and liabilities		4,522			(131)

Consolidated net (loss) income		(20,116)			14,854
plus:
Consolidated interest expense		52,523			31,901
Provision for income taxes		19,480			11,127
Depreciation and amortization		40,198			26,545
Costs and expenses related to refinancing on long-term debt in July 2005		7,569			—
Unusual losses		670			52
Other non-recurring or unusual costs, expenses or losses related to certain transactions not to exceed $10.0 million in the aggregate		1,680			—
All other non-cash items that reduce consolidated net income for which no cash is expected to be paid in the following 12 months		718			684
Costs and expenses related to any repurchase, repayment or redemption of any long-term debt		3,614			5,445
minus:
Unusual gains		(9)			(16,399)
All other non-cash income		(1,429)			(371)

Adjusted EBITDA		$104,898			73,838
Patronage capital allocations from RTFC-cash portion(8)		(1,969)			(266)
Cash dividends from Rural Telephone Bank(8)		(1,520)			—
Estimated cash interest expense on senior credit facilities(9)		(27,626)			(20,720)
Cash capital expenditures(10)		(12,638)			(10,708)
Estimated additional public company costs(11)		(1,000)			(750)
Estimated cash income taxes		(9,300	)(4)		(6,975)

Cash that would have been available to pay dividends		$50,845			$34,419

Cash required to pay dividends on common stock in accordance with our dividend policy(5)	$			$

(1)	In comparing our estimated minimum Adjusted EBITDA to our historical Adjusted EBITDA, our historical Adjusted EBITDA does not include approximately $1.0 million in incremental ongoing expenses associated with being an issuer of public equity, including estimated incremental audit fees, director and officer liability insurance premiums, expenses relating to stockholders’ meetings, printing expenses, investor relations expenses, additional filing fees, registrar and transfer agent fees, directors’ fees, additional legal fees, listing fees and miscellaneous fees.

(2)	Assumes interest at a weighted average rate of 6.7% per annum on $415.0 million of outstanding borrowings remaining under our term loan under our senior credit facilities after repayment of $105.0 million from the proceeds of this offering and cash on hand. Our senior credit facilities require us to hedge, through July 29, 2007, not less than 50% of the aggregate principal amount of our total debt. We have entered into interest rate swap agreements that hedge $415.0 million of our term loan facility beyond July 29, 2007, or 100.0% of the outstanding borrowings after completion of the offering.
(3)	The majority of our capital expenditures relate to our telecommunications network. For the fiscal year ended December 31, 2005 and for the nine months ended September 30, 2006, our capital expenditures were approximately $16.4 million and $10.7 million, respectively. Included in our capital expenditures for the year ended December 31, 2005 is $3.7 million in nonrecurring capital expenditures made at our Alabama rural telephone company in the fourth quarter of 2005 to enhance the survivability of our network from the effects of future hurricanes and repair damages sustained as a result of Hurricane Katrina in August 2005. We expect capital expenditures to be approximately $13.6 million in 2006. We do not expect that capital expenditures will vary significantly on an annual basis after 2006, and we expect capital expenditures to be approximately $13.0 million over the first twelve months following the closing of the transactions.

We will continue to make capital expenditures for the maintenance and growth of our telephone plant and network infrastructure and the maintenance, upgrade and integration of operating support systems and other automated back office systems.

For a more detailed discussion of our capital expenditures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Post-Transactions Liquidity, Capital Resources and Long-term Debt.”

(4)	Represents our estimate of cash taxes for the year of the offering after giving effect to the transactions, excluding tax deductible transaction expenses of $ .
(5)	The table below sets forth the assumed number of outstanding shares of common stock upon the closing of this offering and the other transactions and the estimated per share and aggregate dividend amounts payable on such shares during the year following the closing of this offering.

Dividends
	Number of Shares	Per Share	Aggregate
Estimated dividends on our outstanding common stock

(6)	Our senior credit facilities provide that under the restricted payments covenant, we may only pay dividends if our total leverage ratio as of the end of the most recently ended four fiscal quarter period is equal to or less than 5.10 to 1.00. In addition, it is an event of default under our senior credit facilities if our total leverage ratio exceeds 5.50 to 1.00. We may not pay dividends under the senior credit facilities if an event of default has occurred and is continuing. The total leverage ratio is defined under our senior credit facilities as our total net debt (defined as total debt minus cash and cash equivalents) divided by Adjusted EBITDA.
(7)	It is an event of default under our senior credit facilities if our fixed charge coverage ratio for the four-quarter period ended on the last day of any fiscal quarter is less than 2.25 to 1.00 through the end of the third quarter of 2007 and thereafter less than 2.00 to 1.00. We may not pay dividends under our senior credit facilities if an event of default has occurred and is continuing. The fixed charge coverage ratio under our senior credit facilities is defined as Adjusted EBITDA divided by the sum of our Consolidated Cash Interest Expense (as defined under “Description of Senior Credit Facilities”) and cash taxes (other than cash taxes in respect of the Tax Disputes (as defined under “Description of Senior Credit Facilities”) or in respect of extraordinary or unusual gains (including extraordinary or unusual gains on permitted sales of assets and casualty events); gains on sales of assets other than in the ordinary course of business and non-cash income solely to the extent that it relates to the non-cash portion of the Rural Telephone Bank, CoBank ACB or RTFC patronage capital allocation).

(8)	In calculating the amount of cash that would have been available to pay dividends, we have excluded the cash dividends received from equity interests we held in the RTFC and the RTB that we are no longer receiving. As a borrower from the RTFC, we have received cash dividends from our investment in RTFC subordinated capital certificates. As a cooperative, the RTFC allocates its net margins to borrowers on a pro rata basis based on each borrower’s patronage in the RTFC. A percentage of the patronage capital allocations paid are retired with cash with the remainder being distributed in the form of patronage capital certificates. For 2005, our allocation of patronage capital from the RTFC was $2.8 million of which $2.0 million was retired with cash and $0.8 million was received in patronage capital certificates in January 2006. In January 2007, we expect to receive a prorated allocation of patronage capital, estimated to be $0.4 million. After receipt of this allocation, we will not receive any new patronage capital allocations from the RTFC.

Each year, we received annual cash dividends on our Class C shares held in the RTB. For example, in 2005, we received a cash dividend of approximately $1.5 million from the RTB. In April 2006, all of our Class C shares were redeemed by the RTB for $26.5 million and cancelled as part of a liquidation of the RTB. We will no longer receive any dividends from the RTB.
(9)	Reflects our anticipated cash interest expense under our senior credit facilities after repayment of $105.0 million from the proceeds of this offering and cash on hand. Accordingly, assumes interest at a weighted average rate of 6.7% on $415.0 million of outstanding borrowings under our term loan under our senior credit facilities. See note (2) above.
(10)	Consists of capital expenditures of $12.6 million and $10.7 million for the year ended December 31, 2005 and for the nine months ended September 30, 2006, respectively. Capital expenditures for the year ended December 31, 2005 excludes $3.7 million in nonrecurring capital expenditures made at our Alabama rural telephone company in the fourth quarter of 2005 to enhance the survivability of our network from the effects of future hurricanes and repair damages sustained as a result of Hurricane Katrina in August 2005. The majority of our capital expenditures relate to our telecommunications network. For a more detailed discussion of our capital expenditures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Post-Transactions Liquidity, Capital Resources and Long-Term Debt.”
(11)	Consists of estimated incremental audit fees, director and officer liability insurance premiums, expenses relating to stockholders’ meetings, printing expenses, investor relations expenses, additional filing fees, registrar and transfer agent fees, directors’ fees, additional legal fees, listing fees and miscellaneous fees.

Assumptions and Considerations

Based on a review and analysis conducted by our management and our board of directors, we believe that our minimum Adjusted EBITDA for the first full year following the closing of this offering will be at least $             million, and we have determined that the assumptions in the above tables as to cash capital expenditures, cash interest expense, income taxes, working capital and availability of funds under our senior credit facilities are reasonable. We considered numerous factors in establishing our belief concerning the minimum Adjusted EBITDA required to support our dividend policy and our belief that our minimum Adjusted EBITDA for the first full year following the offering will be $             million, including the following factors which we considered material in making such determination:

•	For the nine months ended September 30, 2006 and for the fiscal years 2005, 2004 and 2003, our Adjusted EBITDA was $73.8 million, $104.9 million, $104.5 million and $101.6 million, respectively.

•

For the nine months ended September 30, 2006 and for the fiscal years 2005, 2004 and 2003, we incurred $10.7 million, $16.4 million, $14.6 million and $12.2 million, respectively, in capital expenditures. Included in our capital expenditures for the fiscal year 2005 is $3.7 million in nonrecurring capital expenditures made at our Alabama rural telephone company in the fourth quarter of 2005 to enhance the survivability of our network from the effects of future hurricanes and repair damages sustained as a result of Hurricane Katrina in August 2005. Our capital expenditures in 2004 included approximately $2.6 million in nonrecurring capital expenditures made in the fourth quarter of 2004 at Gulf Telephone Company primarily to replace damaged and destroyed transmission and distribution facilities as a result of Hurricane Ivan. We expect capital expenditures to be approximately $13.6 million in 2006. We do not expect that capital expenditures will vary significantly on an annual basis after 2006, and we expect capital expenditures to be approximately $13.0 million over the first twelve months following the closing of the transactions.

•	Our working capital balances have varied over the past three years, primarily due to the refinancing of our prior credit facilities in July 2005. Excluding the impact of the refinancing of our prior credit facilities, there has not been a trend toward material working capital growth over the last three years.

•	Our analysis considered the impact of our new capital structure (including the payment of dividends at the level described above) on our operations and performance over the past three years and our determination that our revolving credit facility under our senior credit facilities has sufficient capacity to finance any fluctuations in working capital and other cash needs. Subject to certain conditions, we are able to borrow under our revolving credit facility to pay dividends.

We have also assumed:

•	that our general business climate, including such factors as consumer demand for our services, the level of competition we experience and our regulatory environment, will remain consistent with previous periods;

•	the absence of extraordinary business events, such as new industry-altering technological developments or adverse regulatory developments, that may adversely affect our business, results of operations or anticipated capital expenditures; and

•	the absence of extraordinary weather conditions, such as occurred during Hurricane Katrina in 2005 and Hurricane Ivan in 2004, that may adversely affect our business, results of operations or anticipated capital expenditures.

If our Adjusted EBITDA for the first year following the closing were to fall below the $             million level (or if our assumptions as to capital expenditures or interest expense are too low, if our assumptions as to the sufficiency of our senior credit facilities to finance our working capital needs prove incorrect or if other assumptions stated above were to prove incorrect), we may need to either reduce or eliminate dividends or, to the extent we were permitted to do so under our senior credit facilities, to fund a portion of our dividends with borrowings or from other sources. Subject to certain conditions, we are able to borrow under our revolving credit facility to pay dividends. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively impact our financial condition, results of operations, liquidity and our ability to maintain or expand our business. In addition, to the extent we finance capital expenditures with indebtedness, we will begin to incur incremental debt service obligations.

We cannot assure you that our Adjusted EBITDA will in fact equal or exceed the minimum level set forth above, and our belief that it will equal or exceed such level is subject to all of the risks, considerations and factors identified in other sections of this prospectus, including those identified in the section entitled “Risk Factors.”

As noted above, we have estimated our initial dividend level and the minimum Adjusted EBITDA required to pay dividends at that level only for the first full year following the closing of this offering. Moreover, we cannot assure you that we will pay dividends during or following such period at the level estimated above, or at all. Over time, our capital and other cash needs will invariably change and be subject to uncertainties, which could affect the level of any dividends we pay in the future.

We are not required to pay dividends, and our board may modify or revoke our dividend policy at any time. Dividend payments are within the sole discretion of our board and will depend upon, among other things, our results of operations, financial condition and future developments that could materially differ from our current expectations. In accordance with our dividend policy, we intend to distribute, as dividends to our stockholders, a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on indebtedness, capital expenditures, taxes and future reserves, if any. Our intended policy is based upon our current assessment of our business and the environment in which we operate, our cash needs and our investment opportunities, and that assessment could change based on operational, regulatory, competitive or technological developments (which could, for example, increase our need for capital expenditures), acquisition or new investment opportunities or other factors. We believe that our dividend policy will significantly limit, but not preclude, our ability to pursue growth out of cash generated by operations. If we pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current anticipated capital expenditure requirements. Such additional financing could include, among other transactions, the issuance of additional shares of common stock. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investments. Such growth opportunities have included and may in the future include the acquisition of rural local exchange operations serving a small number of voice access lines and investments in new services such as broadband-based services and video offerings. We will evaluate potential growth opportunities as they arise and, if our board of directors determines that it is in our best interest to use cash that would otherwise be available for distribution as dividends to pursue an acquisition opportunity, to materially increase capital spending or for some other purpose, the board would be free to depart from or change our dividend policy at any time. We currently do not anticipate pursuing growth opportunities, including acquisitions, unless they are expected to be accretive to our ability to pay dividends to the holders of our common stock.

Borrowings under the revolving credit facility and the term loan under our senior credit facilities bear interest at variable interest rates. Our senior credit facilities require us to hedge, through July 29, 2007, not less than 50% of the aggregate principal amount of our total debt. We have entered into interest rate swap agreements that hedge $415.0 million of our term loan facility beyond July 29, 2007, or 100.0% of the outstanding borrowings after completion of the offering. After the hedge agreements expire, our annual debt service obligations on such portion of the loans will vary from year to year unless we enter into a new interest rate swap or purchase an interest rate cap or other interest rate hedge. An increase of one percentage point in the annual interest rate applicable to borrowings under our senior credit facilities which would be outstanding on the closing date of the transactions would result in an increase of approximately $0.2 million in our annual cash interest expense, and a corresponding decrease in cash available to pay dividends on our common stock. If we choose to enter into a new interest rate swap or purchase an interest rate cap or other interest rate hedge in the future, the amount of cash available to pay dividends on our common stock may decrease. However, to the extent interest rates increase in the future, we may not be able to enter into a new interest rate swap or purchase an interest rate cap or other interest rate hedge on acceptable terms, or at all. In addition, our senior credit facilities will need to be refinanced on or prior to July 29, 2012. We may not be able to renew or refinance our senior credit facilities, or, if renewed or refinanced, the renewal or refinancing may occur on less favorable terms, which may materially adversely affect our ability to pay dividends. If we are unable to refinance or renew our senior credit facilities, our failure to repay all amounts due on the maturity date would cause a default under the senior credit facilities.

Restrictions on Payment of Dividends

Delaware Law

Under Delaware law, Madison River Communications’ board of directors and the boards of directors for our corporate subsidiaries may declare dividends only to the extent of “surplus,” which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Also, under Delaware law, our limited liability company subsidiaries generally may only make distributions to us to the extent that at the time of the distribution, after giving effect to such distribution, all liabilities do not exceed the fair market value of the assets of such limited liability companies. Although we believe we will be permitted to pay dividends at the anticipated levels during the first year following this offering in compliance with Delaware law, our board will periodically seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future years, the board may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends.

Senior Credit Facilities

Under our senior credit facilities, dividends are restricted as follows:

•	The restricted payments covenant generally restricts the amount of dividends we may pay at any time to the “Restricted Payments Basket Amount,” which is equal to (1) the sum of Available Cash for the Reference Period most recently ended (after giving effect to any reductions in the amount of Available Cash that occurred in any fiscal quarter completed following such Reference Period and prior to the date of determination) plus $50 million minus (2) (A) the aggregate amount of dividends paid by Madison River Communications on, or paid in respect of the repurchase of shares of, its equity interests during the period commencing on the first day of such Reference Period and ending on the last day of the fiscal quarter for which a quarterly compliance report has been delivered prior to such date plus (B) $ , subject to suspension during any “Dividend Suspension Period.”

•	For the four quarter period ended September 30, 2006 and our fiscal year ended December 31, 2005, assuming, in each case, that the transactions had been consummated at the beginning of such period and subject to the assumptions described in the table above illustrating our calculation of as adjusted cash available to pay dividends, the Restricted Payments Basket Amount would have been $ million and $ million, respectively.

•	We may not pay any dividends if an event of default under the senior credit facilities has occurred and is continuing.

•	In particular, it will be an event of default if:

•	as of the end of the most recently ended four fiscal quarter period, our total leverage ratio exceeds 5.50 to 1.00; or

•	for the four-quarter period ended on the last day of any fiscal quarter, our fixed charge coverage ratio is less than 2.25 to 1.00 through the end of the third fiscal quarter of 2007 and thereafter less than 2.00 to 1.00.

•	As of September 30, 2006 and December 31, 2005, assuming that the transactions had been consummated as of such date and subject to the applicable assumptions described in the table above illustrating our calculation of as adjusted cash available to pay dividends, our total leverage ratio would have been to 1.00 and to 1.00, respectively.

•	For the four quarter periods ended September 30, 2006 and December 31, 2005, assuming that the transactions had been consummated as of the beginning of such period and subject to the assumptions described in the table above illustrating our calculation of as adjusted cash available to pay dividends, our fixed charge coverage ratio would have been to 1.00 and to 1.00, respectively.

Some of the underwriters participating in this offering are also lenders and serve in various other capacities in connection with our senior credit facilities. Therefore, in certain circumstances, they are able to enforce the restrictions contained in the credit agreement for our senior credit facilities on our ability to pay dividends.

As used above, the following terms have the following meanings:

“Alabama State Tax Disputes” means a tax dispute between Gulf Coast Services, Inc. and its subsidiaries, on one hand, and the Alabama Department of Revenue, on the other hand, arising from an audit of state income tax returns filed by Gulf Coast Services, Inc. and its subsidiaries for the 2001 and 2002 fiscal years.

“Available Cash” means, on any date of determination, for the most recently completed Reference Period, an amount equal to (calculated on a consolidated basis for Madison River Communications and its subsidiaries):

(1) Adjusted EBITDA for the most recently completed Reference Period minus

(2) to the extent not deducted in the determination of such Adjusted EBITDA, the sum of the following:

(a) Consolidated Cash Interest Expense;

(b) Cash Capital Expenditures;

(c) all scheduled and voluntary (but not mandatory) principal repayments in respect of debt of Madison River Communications and its subsidiaries made during such Reference Period, excluding (A) debt repayments made with the proceeds of debt, equity, capital contributions, asset sales or exchanges or casualty (including insurance, eminent domain and condemnation) proceeds and (B) repayments of revolving debt;

(d) cash taxes paid during such Reference Period, excluding (A) any cash taxes paid in respect of the Tax Disputes and (B) any cash taxes in respect of (i) extraordinary or unusual gains, (ii) gains on sales of assets other than in the ordinary course of business and (iii) all other non-cash income other than the accrual of revenue in the ordinary course, in each case which items are subtracted from consolidated Net Income in the definition of “Adjusted EBITDA”; and

(e) certain investments in new subsidiaries or assets of a business that are not financed with proceeds of debt, equity, capital contributions or asset sales or casualty proceeds.

“Cash Capital Expenditures” means, for any Reference Period, the capital expenditures made by Madison River Communications and its subsidiaries during such Reference Period that are classified as capital expenditures in accordance with generally accepted accounting principles in effect from time to time, excluding (1) capital expenditures financed with the proceeds of debt, equity, capital contributions, asset sales or exchanges or casualty (including insurance, eminent domain and condemnation) proceeds and (2) acquisitions of equity interests or assets comprising a business or product line.

“Coastal and Gulf Tax Disputes” means the tax disputes arising from the lawsuits filed in June 2004 by the Department of Justice for the United States of America against Gulf Coast Services, Inc. and Coastal Utilities, Inc. relating to certain prior tax refunds.

“Consolidated Cash Interest Expense” means, for any period, the sum of:

(1) Consolidated Interest Expense for such period, excluding the following to the extent included in the determination of such Consolidated Interest Expense:

(a) any amounts not payable or paid in cash in such period;

(b) any fees, expenses, premiums or penalties payable on or before the closing date in connection with certain refinancings and any up-front fees, expenses or premiums paid in connection with hedge agreements; and

(c) any interest, fees or penalties payable in connection with the Tax Disputes; plus

(2) the amount of any interest expense constituting Consolidated Interest Expense accrued in a prior period and paid in cash in such period (excluding amounts specified in (a), (b) and (c) above), provided that, for the purposes of determining Consolidated Cash Interest Expense for the first three quarters following this offering, (i) for the first such fiscal quarter, the amount of such Consolidated Cash Interest Expense for the four fiscal quarter period then ended shall equal such item for such fiscal quarter multiplied by four, (ii) for the second such fiscal quarter, the amount of such Consolidated Cash

Interest Expense for the four fiscal quarter period then ended shall equal such item for the two fiscal quarters then ended multiplied by two and (iii) for the third such fiscal quarter, the amount of such Consolidated Cash Interest Expense for the four fiscal quarter period then ended shall equal such item for the three fiscal quarters then ended multiplied by 4/3.

“Consolidated Interest Expense” means, for any Reference Period, total interest expense (including that portion attributable to capital leases in accordance with GAAP in effect from time to time and capitalized interest) of Madison River Communications and its subsidiaries on a consolidated basis with respect to all outstanding debt of Madison River Communications and its subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and net costs under interest rate hedging agreements.

“Dividend Suspension Period” means any period of four consecutive fiscal quarters during which the total leverage ratio is greater than 5.10 to 1.00.

“Reference Period” means, at any date, the period commencing on the first day of the first full fiscal quarter that starts after the date of this offering and ending on the last day of the last fiscal quarter for which a quarterly compliance report has been delivered by us prior to such date.

“Tax Disputes” means the Coastal and Gulf Tax Disputes and the Alabama State Tax Disputes.

See “Description of Senior Credit Facilities” for a more complete description of our senior credit facilities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of September 30, 2006:

•	on an actual basis for Madison River Communications, formerly known as Madison River Capital, LLC; and

•	on an as adjusted basis to give effect to the transactions as described under “The Transactions” and “Use of Proceeds,” as if they had been consummated as of September 30, 2006.

This table should be read in conjunction with the audited consolidated financial statements of Madison River Communications Corp., formerly known as Madison River Capital, LLC, and related notes and its unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted
	(dollars in thousands)
	(Unaudited)
Cash and cash equivalents	$30,927	$

Long term debt:
Borrowings under senior credit facilities:
Revolving loans(a)	$—		$—
Term loan	525,000		415,000
Redeemable minority interest	1,000		—

Member’s capital/Stockholders’ equity:
Common stock	—
Additional paid-in capital	—
Member’s interest	251,837		—
Accumulated deficit	(193,586)
Accumulated other comprehensive loss	(2,073)		(2,073)

Total member’s capital/stockholders’ equity	56,178

Total capitalization	$582,178

(a)	As of September 30, 2006, our senior credit facilities included a revolving credit facility with borrowing capacity of $75.0 million. The revolving credit facility portion of our senior credit facilities was fully available at September 30, 2006.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value or deficiency per share of our common stock after this offering. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

For purposes of calculating dilution below, we have assumed that as of September 30, 2006, (i) all outstanding Madison River Capital, LLC member units had been converted in the corporate conversion into shares of common stock of Madison River Communications and (ii) the selling stockholder had distributed all of its Madison River Communication Corp. shares to the existing equity investors (the “stock distribution”) simultaneously with the closing of this offering and              shares of our common stock are outstanding.

After giving effect to the corporate conversion, but before giving effect to this offering and the other transactions, the as adjusted net tangible book deficiency of Madison River Communications as of September 30, 2006 would have been approximately $             million, or $             per share of Madison River Communications’ common stock. After giving effect to the transactions and the stock distribution by Madison River Telephone, our pro forma as adjusted net tangible book deficiency as of September 30, 2006 would have been approximately $             million, or $             per share of common stock. This represents an immediate decrease in as adjusted net tangible book deficiency of $             per share of Madison River Communications’ common stock to the existing equity investors and an immediate dilution of $             per share of Madison River Communications’ common stock to new investors purchasing shares in this offering.

The following table illustrates this substantial and immediate dilution to new investors:

Per Share of Common Stock
Assumed initial public offering price per share	$
Net tangible book deficiency per share as of September 30, 2006 after giving effect to the transactions
Increase per share attributable to cash payments made by investors in this offering

Pro forma as adjusted net tangible book value (deficiency) after this offering

Dilution in net tangible book value per share to new investors	$

The following table summarizes on a pro forma basis as of September 30, 2006:

•	the total number of shares of Madison River Communications’ common stock owned by Madison River Telephone’s existing equity investors and to be owned by new investors in this offering;

•	the total consideration paid to us by Madison River Telephone’s existing equity investors and by new investors in this offering, before deducting the estimated pro rata portions of underwriting discounts and commissions and offering expenses payable by us in connection with this offering; and

•	the average price per share of common stock paid by Madison River Telephone’s existing equity investors and by new investors:

	Shares of Common Stock Purchased		Total Consideration		Average Price Per Share of Common Stock
	Number	Percent	Amount	Percent
Existing equity investors(1)
New investors

Total		%		%

(1)	Reflects shares distributed by Madison River Telephone to its existing equity investors. Madison River Telephone paid $ in total consideration for these shares.

The foregoing computations exclude              shares to be available for future issuance under our Omnibus Stock Plan. See “Shares Eligible for Future Sale.” To the extent that any of these shares available for future issuance under our Omnibus Stock Plan are issued, there may be further dilution to new investors.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents selected historical financial and operating data about us.

The selected historical financial data for Madison River Communications, formerly known as Madison River Capital, LLC, as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected historical financial data for Madison River Communications as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 have been derived from our audited consolidated financial statements and related notes, which are not included in this prospectus. The selected historical financial data for the nine months ended September 30, 2006 and 2005 and as of September 30, 2006 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, this information contains all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our results of operations and financial position for such periods.

This selected historical financial and operating data should be read in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our audited consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2004	2003	2002	2001	2006	2005
	(dollars in thousands)
						(Unaudited)	(Unaudited)
Statement of Operations Data:
Revenues	$190,949	$190,836	$182,160	$179,755	$180,620	$141,209	$143,244
Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	54,609	54,565	47,474	51,700	63,660	42,822	40,984
Depreciation and amortization	39,640	44,446	51,496	50,088	57,961	26,545	27,091
Selling, general and administrative expenses	36,921	36,352	35,978	40,559	51,253	25,143	28,376
Restructuring charge (benefit)	(247)	—	(718)	2,694	2,779	—	—

Total operating expenses	130,923	135,363	134,230	145,041	175,653	94,510	96,451

Operating income	60,026	55,473	47,930	34,714	4,967	46,699	46,793
Interest expense	(53,351)	(59,278)	(62,649)	(63,960)	(64,624)	(32,514)	(41,735)
Other income (expense):
Loss on extinguishment of long-term debt	(11,128)	(212)	—	—	—	(5,445)	(10,037)
Gain on redemption of Rural Telephone Bank stock	—	—	—	—	—	16,399	—
Net realized losses on marketable equity securities	—	—	(343)	(3,985)	(9,452)	—	—
Impairment charges on investments	—	—	—	(2,098)	(8,940)	—	—
Other income, net	5,041	4,193	3,971	3,597	3,579	1,081	3,433

Income (loss) from continuing operations before income taxes and minority interest expense	588	176	(11,091)	(31,732)	(74,470)	26,220	(1,546)
Income tax (expense) benefit	(19,927)	(753)	4,940	(3,625)	6,064	(11,214)	(18,716)
Minority interest expense	—	—	—	(275)	(1,075)	—	—

(Loss) income from continuing operations	(19,339)	(577)	(6,151)	(35,632)	(69,481)	15,006	(20,262)
Discontinued operations, net of tax	(777)	178	1,284	(543)	(3,683)	(152)	(235)

Net (loss) income	$(20,116)	$(399)	$(4,867)	$(36,175)	$(73,164)	$14,854	$(20,497)

(footnotes on following page.)

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2004	2003	2002	2001	2006	2005
	(dollars in thousands)
						(Unaudited)	(Unaudited)
Other Financial Data:
Capital expenditures	$16,371	$14,643	$12,223	$12,344	$39,936	$10,708	$7,640
Net cash provided by (used in) operating activities	40,247	38,932	43,769	32,092	(19,770)	33,935	19,261
Net cash provided by (used in) investing activities	19,588	(12,460)	(10,019)	(10,714)	(24,013)	16,796	28,782
Net cash (used in) provided by financing activities	(74,221)	(20,129)	(25,561)	(23,030)	1,979	(39,904)	(61,352)
EBITDA(a)	92,913	104,635	104,896	82,059	43,867	85,040	67,328

	As of December 31,					As of September 30,
	2005	2004	2003	2002	2001	2006	2005
	(dollars in thousands)
						(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$20,100	$34,486	$28,143	$19,954	$21,606	$30,927	$21,177
Telephone plant and equipment, net	275,751	292,893	321,535	359,365	396,794	260,167	279,500
Goodwill	366,332	366,332	366,332	366,332	367,929	366,332	366,332
Total assets	715,076	781,004	807,142	844,771	896,578	694,132	715,170
Long-term debt, including current portion	558,338	618,076	637,213	661,568	680,018	525,000	570,210
Total member’s capital(b)	40,315	60,760	61,196	68,071	66,731	56,178	40,265
Connections In Service: (Unaudited)
Voice access lines(c)	192,239	193,092	200,365	206,597	211,540	184,578	192,580
Broadband connections(d)	46,226	40,215	24,863	17,128	11,831	53,629	45,081

Total connections	238,465	233,307	225,228	223,725	223,371	238,207	237,661

(a)	EBITDA consists of our net income (loss) before interest expense, income tax (expense) benefit and depreciation and amortization. We believe that net cash provided by (used in) operating activities is the most directly comparable financial measure to EBITDA under GAAP. EBITDA is presented because we believe it is a useful indicator of our ability to service our long-term debt, capital expenditure and working capital requirements as well as pay dividends. EBITDA should not be considered in isolation. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flows from operating activities as a measure of our liquidity or as an alternative to net income (loss) as an indicator of our operating performance or any other measure of performance derived in accordance with GAAP. EBITDA is not a complete measure of our profitability as it does not include costs and expenses for depreciation and amortization, interest expense and income taxes; nor is EBITDA a complete net cash flow measure as it does not include uses of cash to fund our long-term debt, capital expenditures and working capital requirements or to pay dividends. Other companies in our industry may present EBITDA differently than we do.

Set forth below is a reconciliation of our cash provided by (used in) operating activities to EBITDA:

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2004	2003	2002	2001	2006	2005
	(dollars in thousands)
	(Unaudited)
Net cash provided by (used in) operating activities	$40,247	$38,932	$43,769	$32,092	$(19,770)	$33,935	$19,261
Adjustments:
Depreciation and amortization	(40,198)	(45,003)	(52,054)	(50,649)	(58,471)	(26,545)	(27,509)
Deferred income taxes	(13,471)	(903)	7,211	(8,812)	5,079	(3,383)	(15,089)
Gain on redemption of Rural Telephone Bank stock	—	—	—	—	—	16,399	—
Loss on extinguishment of long-term debt	(11,128)	(212)	—	—	—	(5,445)	(10,037)
Losses on investments carried on the equity method	(71)	(156)	(193)	(3,338)	(11,306)	—	—
Realized losses on marketable equity securities	—	—	(343)	(3,985)	(9,452)	—	—
Other non-cash items	(17)	645	693	(315)	1,078	24	219
Changes in operating assets and liabilities	4,522	6,298	(3,950)	(1,168)	19,678	(131)	12,658

Net (loss) income	(20,116)	(399)	(4,867)	(36,175)	(73,164)	14,854	(20,497)
Income tax expense (benefit)(e)	19,480	753	(4,940)	3,625	(6,064)	11,127	18,581
Interest expense	53,351	59,278	62,649	63,960	64,624	32,514	41,735
Depreciation and amortization	40,198	45,003	52,054	50,649	58,471	26,545	27,509

EBITDA	$92,913	$104,635	$104,896	$82,059	$43,867	$85,040	$67,328

(b)	Includes members’ interest, accumulated deficit and accumulated other comprehensive income (loss).
(c)	Voice access lines refer to each line of local telephone service provided to residential and business customers.
(d)	Broadband connections refer to the high-speed connections provided to end users for purposes of accessing the Internet.
(e)	Consists of income tax expense (benefit) from continuing operations and income tax benefit recognized for discontinued operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements, including the notes related thereto, and other financial information appearing elsewhere in this prospectus including “Summary—Summary Historical Financial and Operating Data,” “Capitalization” and “Selected Historical Financial and Operating Data.” Certain statements set forth below constitute forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Included in our discussion and analysis of our operating results are comparisons of EBITDA. EBITDA consists of our net income (loss) before interest expense, income tax benefit (expense) and depreciation and amortization. EBITDA is presented because we believe it is a useful indicator of our ability to service our long-term debt, capital expenditure and working capital requirements. EBITDA should not be considered in isolation. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flows from operating activities as a measure of our liquidity or as an alternative to net income (loss) as an indicator of our operating performance or any other measure of performance derived in accordance with generally accepted accounting principles. EBITDA is not a complete measure of our profitability as it does not include costs and expenses for depreciation and amortization, interest expense and income taxes; nor is EBITDA a complete net cash flow measure as it does not include uses of cash to fund our long-term debt, capital expenditures and working capital requirements. Other companies in our industry may present EBITDA differently than we do. A reconciliation of our net cash provided by (used in) operating activities to EBITDA can be found in footnote (b) of our Selected Financial Data included in this prospectus.

Overview

We operate four rural telephone companies that serve business and residential customers in Alabama, Georgia, Illinois and North Carolina. We offer our customers a variety of telecommunications services, including local and long distance voice services, Internet and enhanced data services, telephone directory and other miscellaneous services. At September 30, 2006, we had 238,207 voice access line and broadband connections in service in our rural telephone operations.

Since 1998, we have acquired five rural telephone operations which we operate as four distinct rural telephone companies. The rural telephone markets that we serve as the incumbent local exchange carrier are located in Foley, Alabama; Hinesville, Georgia; Galesburg, Dixon and Pekin, Illinois and Mebane, North Carolina. In addition, our rural telephone company in North Carolina serves as the incumbent local exchange carrier in the Milton and Gatewood exchanges which were acquired in April 2005 and are in close proximity to Mebane. Some of our rural telephone companies also have operations that provide services as a competitive local exchange carrier in territories that are in close proximity to our rural telephone markets. We refer to these operations as our edge-out services. As part of our edge-out services, we currently provide local, long distance and high-speed data services to medium and large customers principally in two markets: (i) the Triangle (Raleigh, Durham and Chapel Hill) and the Triad (Greensboro and Winston-Salem) in North Carolina; and (ii) Peoria and Bloomington in Illinois. In addition, as part of our edge-out services, we also provide limited voice and data services to residential and business customers in Georgia in close proximity to our Hinesville, Georgia rural telephone company operations. The management and operating responsibility for the edge-out operations are provided by the managers of the respective rural telephone companies.

We previously provided edge-out services in New Orleans, Louisiana and surrounding regions. Storm-related damages from Hurricane Katrina in August 2005 and the subsequent flooding significantly impacted the economy of New Orleans and surrounding regions and directly resulted in a significant loss of our customers and a substantial decline in our edge-out operations. As a result, we made a decision to close substantially all of these operations in December 2005. Provision of voice and data services to predominantly all of our affected customers was suspended as of March 1, 2006. The remaining items, including termination of certain contracts and removal of our equipment, was completed during the second quarter of 2006. Accordingly, in our historical financial statements and other discussions of financial results of operations, the financial results of these operations are presented as discontinued operations of the business.

Our edge-out services include not only competitive local exchange carrier services but also a transport service that provides transport and Internet Protocol, or IP, transit services to other carriers and large businesses along approximately 2,400 route miles of fiber optic network. The majority of this network comprises a long-haul network in the Southeast United States that connects Atlanta, Georgia and Dallas, Texas, two of the five Tier I Network Access Points. Further, the route connects other metropolitan areas such as Mobile and Montgomery, Alabama; Biloxi, Mississippi; New Orleans, Louisiana; and Houston, Texas. We have designated Atlanta and Dallas as our Internet egress points. Because the fiber transport business continues to be extremely competitive, we are not actively expanding this line of business at this time. However, our fiber optic network is a valuable resource for our rural telephone companies in their provision of dial-up, broadband and high-speed access services to their customers as they use our fiber optic network to connect to the Internet. Therefore, the predominant use of our fiber transport facilities is to support the retail Internet access business in our rural telephone operations.

Since our inception, our principal activities have been the acquisition, integration, operation and improvement of rural telephone companies. In acquiring our five rural telephone operations, we purchased established businesses with stable cash flows, governmental authorizations and certifications in place, operational support systems, experienced management and key personnel and technologically advanced facilities. We continue to develop the established markets in which our rural telephone companies operate with successful marketing of related services and broadband products and we are controlling expenses through the use of business process management tools and other methods. Our objective for our edge-out services is to maintain a line of business that generates sufficient cash flows to fund its own operations and capital requirements and does not harm the enterprise as a whole. Accordingly, we utilize a rigorous set of criteria for evaluating new customers and determining the desirability of renewing existing contracts for customers of our edge-out services.

Upon completion of this offering, our board of directors will adopt a dividend policy that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to our stockholders, rather than retaining such cash for other purposes, including to finance growth opportunities. This policy reflects our judgment that our stockholders would be better served if we distributed to them a substantial portion of the cash generated by our business instead of retaining it in our business. Our intended policy is based upon our current assessment of our business and the environment in which we operate, our cash needs and our investment opportunities, and that assessment could change based on operational, regulatory, competitive or technological developments (which could, for example, increase our need for capital expenditures), acquisition or new investment opportunities or other factors. We believe that our dividend policy will significantly limit, but not preclude, our ability to pursue growth out of cash generated by operations. For additional discussion of our dividend policy, see “Dividend Policy and Restrictions.”

Impact of the Transactions on our Results of Operations and Liquidity

Results of Operations

We expect to record one-time expenses related to the transactions, including the following:

•	$ million in non-cash, stock based compensation expense related to vested amounts in our long-term incentive plan;

•	$ million in compensation expense for the cash bonuses that will be paid to one of our executive officers in connection with the consummation of the transactions; and

•	$ million in other fees and expenses in connection with the consummation of the transactions.

As a result of these transactions, the total amount of the long-term debt we have outstanding will decrease from $525.0 million at September 30, 2006 to approximately $415.0 million at the time of the offering. Accordingly, our interest expense will decrease significantly. For the nine months ended September 30, 2006 and for the year ended December 31, 2005, our interest expense was $32.5 million and $53.4 million, respectively. After the offering, we expect our interest expense in the next twelve months to be approximately $27.6 million.

We will incur higher expenses as a public company after the consummation of this offering. These expenses will include additional legal and corporate governance expenses, exchange listing fees, transfer agent and stockholder-related fees and increased premiums for director and officer liability insurance coverage. We estimate that these additional expenses will be approximately $1.0 million annually.

Following the completion of this offering, primarily as the result of the decrease in our interest expense, we expect our income tax expense will increase and accordingly, our obligation to pay taxes as a corporation for U.S. federal income tax purposes will also increase.

Liquidity

In accordance with the dividend policy our board of directors will adopt upon completion of this offering, we currently intend to pay an initial dividend of $             per share on or about                     , 2007 and to continue to pay quarterly dividends at an annual rate of $             per share for the first full year following the closing of this offering. We expect the aggregate impact of this dividend policy in the year following the offering to be $             million. The cash requirements of the expected dividend policy are in addition to the debt service, capital expenditure and income tax requirements discussed below in “Post-Transactions Liquidity, Capital Resources and Long-Term Debt.” We expect that the cash requirements discussed here and below in “Post-Transactions Liquidity, Capital Resources and Long-Term Debt” will be funded through cash flow generated from the operations of our business. We also expect to have access to the $75.0 million revolving credit facility portion of our senior credit facilities to supplement our liquidity position as needed.

Factors Affecting Future Operations

The following is a discussion of the primary factors that we believe will affect our operations over the next few years.

Revenues

Our revenues are derived principally from the sale of voice and data communications services to business and residential customers in our established rural telephone markets. We are managing our rural telephone operations to increase revenues from local and long distance voice services, broadband Internet access and enhanced data and other related telecommunication services. We believe the sale of communications services to customers in our rural telephone markets will continue to provide the predominant share of our revenues for the foreseeable future and will increase as a percentage of our total revenues. Revenues from our edge-out line of business, representing approximately four percent of our total revenues from continuing operations, have decreased significantly from past levels as a result of the closure of substantially all our operations in the New Orleans, Louisiana market.

The effects of Hurricane Katrina and subsequent flooding impacted our edge-out services operations in the New Orleans, Louisiana market and, to a lesser degree, our RLEC operations in Alabama. One of the markets served by our edge-out service operations was located in New Orleans and surrounding regions including Biloxi and Gulfport, Mississippi. The significant impact of the storm on the economy in New Orleans and surrounding regions directly resulted in a significant loss of our customers and a decline in our business. As a result of these factors, we made the decision to shutdown substantially all of our operations in this market. We notified our affected customers in December 2005 of our decision and we suspended the provision of voice and data services as of March 1, 2006. We completed the closure of our operations, including the termination of certain contracts and removal of our equipment, during the second quarter of 2006. Prior to the storm, we served approximately 3,800 connections in this market with monthly revenues of approximately $250,000. We do not believe the termination of our operations in New Orleans will have a material impact on our financial position, results of operations or cash flows.

At Gulf Telephone Company in Foley, Alabama, we did not incur any major damage to our central office or remote switch locations but we did incur storm-related damages in certain of our outside plant facilities, primarily in the coastal communities we serve. As a result of the storm, a minimal amount of voice access lines and broadband connections were taken out of service. During the fourth quarter of 2005, we spent approximately $3.7 million for additional capital expenditures at Gulf Telephone Company primarily to add significantly more high-capacity fiber optic transport lines using a network architecture that enhances network survivability. A portion of the additional capital expenditures were made to repair storm damage to our network sustained as a result of the storm. The additional fiber strengthens our ability to sustain service to our customers through catastrophic storms and also creates a dynamic network platform for providing high bandwidth services to our customers in Alabama. These enhancements should make our network in Alabama more resistant to outages from storms or other network disruptions and we believe may provide stability to our revenues in the event that this area is impacted by future storms.

At September 30, 2006, we had 184,578 voice access lines in service compared to 192,580 voice access lines in service at September 30, 2005, a decrease of 8,002 voice access lines, or 4.2%. At September 30, 2006, we had 53,629 broadband connections in service and at September 30, 2005, we had 45,081 broadband connections in service, an increase of 8,548 connections or 19.0%.

Voice access lines refer to local telephone service provided to residential and business customers. Broadband connections are the high-speed connections provided to end users for purposes of accessing the Internet. Most broadband customers are residential customers who also subscribe to our local telephone service. In our edge-out services, our customers are primarily medium and large businesses that we actively market our services to through sales calls. Our revenues are highly dependent on the number of connections in service.

The services we offer to customers may be purchased separately, but are increasingly being included in a package with selected other service offerings, referred to as bundling, and sold at a discount to the individual pricing for the services. An important part of our sales and marketing strategy for our rural telephone operations emphasizes the bundling of services and the benefits it provides to our customers. We have branded our primary residential bundled offering as our No Limits-Broadband package. The No Limits-Broadband bundle is marketed to our residential customers at a price that varies slightly by location. The No Limits-Broadband package offers:

•	unlimited local telephone service;

•	unlimited nationwide long distance;

•	unlimited use of our most popular custom calling features, including caller identification and voicemail; and

•	unlimited use of our high-speed broadband service for Internet access.

Our No Limits-Broadband package has been successful in increasing penetration rates in services such as broadband and long distance. Many of our existing customers selecting the No Limits-Broadband package are new broadband subscribers and long distance customers, and this has led to an overall increase in our monthly average revenue per unit for a subscriber of the No Limits-Broadband bundle.

We also offer a No Limits-Telephone bundle in selected markets. This bundle includes the first three voice services and feature sets listed above, but excludes the broadband service. Customers switching to No Limits-Telephone from No Limits-Broadband may result in a reduction in our average revenue per unit since they would not be taking our broadband service.

During the latter part of the first quarter of 2006, we introduced a new broadband offering called Broadband Lite in our rural telephone markets which offers approximately one-half of a megabit per second of download speed. Our flagship broadband product offers download speeds of up to 8 megabits per second. Broadband Lite, priced around $20, is designed to migrate our dial-up customers to our broadband platform with always-on service at about ten times the speed of dial-up. As expected, the addition of the Broadband Lite product offering has contributed to our growth in broadband penetration as acceptance of this product has been strong. However, as it is being offered at a pricing point that is lower than our premium broadband offering, we have seen our monthly average revenue per unit for broadband services decline. As we continue to add new Broadband Lite subscribers, we expect that our average revenue per unit for broadband connections will continue to decline.

We intend to continue to enhance our bundled service offerings with promotional pricing and new service additions. We believe that by offering customers a bundle of services at competitive price points, we can minimize the impact of future voice competition from cable television companies in our markets. We have adjusted our bundle pricing in selected markets in anticipation of emerging competition in future quarters. Although we continue to add new broadband connections and increase our penetration, we expect the rate of increase in new connections to slow in future quarters.

During 2005, we entered an agreement with the National Rural Telecommunications Cooperative that allows us to offer DIRECTV satellite television service to our customers. We believe that this is an important component of our bundled service offerings as we can provide a video offering in addition to our current voice and data offerings. We have achieved a residential penetration rate of approximately 2.9% as of September 30, 2006. While this product offering will be important to our overall bundle of services, we do not believe that it will have a significant impact on our results of operations or cash flows.

On April 30, 2005, our North Carolina rural telephone company, Mebtel, Inc., completed the acquisition of rural telephone assets comprising two exchanges in North Carolina. Existing customers in these exchanges were primarily purchasing only local and long distance voice services. We upgraded the network used to provide services in these two exchanges and began offering broadband service there during the third quarter of 2005.

We believe we have been successful in competing with high-speed Internet access products from competitors, particularly cable television operators, in our markets in recent years as the number of broadband subscribers we serve in our rural telephone operations has continued to increase. We believe that our position as first to market with high-speed broadband service in all of our rural telephone markets, the execution of our strategy and our ability to deliver a quality broadband product at a competitive price and in a timely manner has made us the provider of choice in our markets. Currently, we are capable of providing broadband service to approximately 99% of our access lines. As a result of the strong acceptance of our No Limits bundles, we have experienced significant growth in broadband subscribers in recent years. As of September 30, 2006, our penetration rate for residential broadband connections as a percentage of primary residential voice access lines was 44.4% compared to 35.7% at September 30, 2005 and 36.5% at December 31, 2005. Although we cannot be certain, we anticipate that our broadband product offerings will continue to provide a source of increasing revenues for our rural telephone operations in future quarters. As of September 30, 2006, we had 53,629 broadband connections in service, an increase of 8,548 connections, or 19.0%, from 45,081 broadband connections in service at September 30, 2005. In the first nine months of 2006, the pace of new broadband connections has increased compared to 2005. In the first nine months of 2006, we added 7,403 broadband connections compared to 4,866 broadband connections in the first nine months of 2005 and 6,011 broadband connections for all of 2005. The rate of broadband additions in 2006 has benefited from the introduction of our Broadband Lite offering at the end of the first quarter of 2006. We believe we will continue to add new broadband connections in future quarters, though we expect that we will add new broadband connections at a slower pace than we experienced in recent quarters. In addition, we anticipate that many Broadband Lite customers will upgrade to our higher speed, higher margin broadband product offerings over time.

As we have increased the number of broadband connections we serve, we have experienced a decrease in the number of dial-up Internet accounts in service. At September 30, 2006, we had 7,386 dial-up Internet customers, which was a decrease of 4,951 accounts, or 40.1%, from 12,337 dial-up Internet accounts at September 30, 2005. We believe that a significant percentage of the decrease in dial-up Internet customers is the result of customers migrating from our dial-up Internet service to our broadband service, including our Broadband Lite offering which is targeted at our dial-up customers.

We have also been successful in growing penetration rates in our rural telephone operations for the provision of long distance and related telecommunications services to our customers. At September 30, 2006, we had 109,877 long distance accounts compared to 107,603 long distance accounts at September 30, 2005, an increase of 2.1%. Our long distance penetration of total access lines was 62.4% and 59.5% at September 30, 2006 and 2005, respectively. In addition, our penetration rates for our primary custom calling features including voicemail, caller identification, call waiting and call forwarding as of September 30, 2006 have increased since September 30, 2005. A substantial portion of the growth in long distance accounts served and custom calling features provided can be attributed to the success of our No Limits bundles. We have seen a decrease in the number of new long distance accounts added in recent quarters.

As of September 30, 2006, our rural telephone operations had 184,578 voice access lines in service, which is a decrease of 8,002 voice access lines, or 4.2%, from 192,580 voice access lines in service at September 30, 2005. The decrease in voice access lines can be attributed principally to the loss of primary voice access lines at our Illinois rural telephone company, Gallatin River Communications, the shutdown of substantially all of our edge-out services operations in New Orleans and a decrease in second lines served.

The predominant share of voice access line losses in our rural telephone markets continue to occur in our Illinois rural telephone company, Gallatin River Communications. The exchanges served by Gallatin River Communications are predominantly industrial and agricultural in nature and have been impacted by significant losses in the business base in recent years, resulting in higher unemployment and a reduction in population. Primary voice access lines, which we define as total voice access lines less second lines, declined by approximately 4,000 lines from September 30, 2005 to September 30, 2006, accounting for the approximately one-half of the decline in voice access lines during this period. We are uncertain regarding the future trend for voice access lines at Gallatin River Communications, but absent any improvement in the local economies comprising this market, we expect the number of voice access lines in service in this market will continue to decline in the near term. We are also uncertain what the impact of the introduction of voice services by cable telephone companies will have on our voice access lines in this market. We expect such services will be introduced in our rural telephone markets in the fourth quarter of 2006 and the first half of 2007.

Effective March 1, 2006, we terminated the provision of voice and data services to customers of our edge-out services operations in New Orleans. Included in our voice access lines at September 30, 2005 were approximately 3,670 voice access lines that were served in this market. Any remaining voice access lines were taken out of service when we terminated our services.

We believe the growth in our broadband connections has resulted in a corresponding decrease in the number of second lines served. We believe that as our existing customers migrate from our dial-up Internet service, where they may also purchase a second line from us for connecting to the Internet, to our broadband service where they no longer need a voice access line to connect to the Internet, they often remove the second line from service. Accordingly, the number of second lines in service decreased by 987 lines, or 16.1% from 6,138 second lines in service at September 30, 2005 to 5,151 second lines in service at September 30, 2006. We believe as we continue to increase the number of broadband connections we serve, we will continue to experience a decline in the number of second lines we serve. The rate of decline in second lines may increase as the result of introducing our Broadband Lite product offering that was designed to migrate dial-up Internet customers to our broadband platform.

The number of voice access lines served by our rural telephone company in Georgia, Coastal Utilities, Inc., has been impacted by activity at the military bases in this territory. During the first quarter of 2006, voice access lines increased as a result of the return of the majority of the troops to Fort Stewart and Hunter Army Airfield in

Hinesville from a full deployment to Iraq. The deployment began during the fourth quarter of 2004 and all troops were deployed by February 2005. Coastal Utilities serves the Hinesville area, including the military bases where the deployed troops are stationed. We believe that a significant share of the lines disconnected as a result of the deployment were recovered as of March 31, 2006. However, during the second and third quarters, voice access lines decreased as normal troop rotations were underway and some troops changed their assigned bases or retired from military service. Although we expect that these departing troops will be replaced, we are uncertain of the timing of those replacements. We believe that we will recover the predominant share of these voice access lines as the level of troops at the military bases in Hinesville stabilizes following the deployment. According to public announcements by military authorities, we expect that further deployments of troops to Iraq from the military bases in Hinesville are planned for early in 2007. However, it appears that future deployments will be at the brigade level of about 5,000 troops at a time as opposed to the entire 3rd Infantry Division of approximately 20,000 troops deploying at once. We will continue to monitor these announcements.

We currently face competition from, and in the future may face additional competition from, other telecommunications providers, which we believe will be primarily from cable television companies and wireless telecommunications providers. We currently face competition for high-speed access to the Internet from cable television companies in each of our markets. Further, cable television companies are deploying the ability to provide voice services over their network facilities which creates additional competition for our local and long distance voice services. We believe that we will see the entry of competition from cable television companies for our voice services in each of our rural telephone markets beginning sometime during the fourth quarter of 2006 through the first half of 2007. In addition, we believe that certain customers in our markets substitute their wireless telephones for their wireline telephones. We expect the competition for the services we provide will intensify and as such, we may experience further declines in our voice access lines. Accordingly, our local, long distance and network access service revenues may decrease as a result.

Our rural telephone operations benefit from statutory and regulatory requirements that rates in rural areas be reasonably comparable to rates in urban areas, which results in state and federal universal service fund payments in high cost rural areas. For the nine months ended September 30, 2006 and 2005, revenues attributable to such payments represented 6.8% and 6.6%, respectively, of our total revenues. Under the current regulatory scheme, many factors impact the amount of universal service fund payments we receive. Among these factors are the amount of expenses incurred at our regulated telephone companies for the provision of services and the number of voice access lines we serve. Other factors are based on industry statistics that are beyond our control. Therefore, changes in our expenses and voice access line counts in combination with other industry factors may result in a decrease in the amount of universal service payments we receive. In addition, the Universal Service Administration Service, or USAC, oversees the application of the rules and regulations for participating in universal service funding and has the ability to audit participants in that process. USAC notified us in October 2006 that they intend to conduct an audit of one of our rural telephone companies. If the results of this audit are unfavorable, the amount of payments we receive from universal service funding may decrease.

On September 23, 2005, the Federal Communications Commission released the text of its order (the “FCC Order”) which eliminated the requirement for incumbent local exchange carriers, or ILECs, to share their broadband infrastructure with other broadband providers and competitors. Pursuant to the FCC Order, ILECs have the choice to provide broadband infrastructure to affiliates and/or non-affiliates on a common carrier or non-common carrier basis. If an ILEC chooses to provide broadband facilities on a common carrier basis, it may continue to offer the service pursuant to interstate tariffs or it may offer the service on a non-tariffed basis and post its rates, terms and conditions on its web site. If service is offered on a common carrier basis, an ILEC will be obligated to provide the service to any party who requests service. The FCC Order prohibits ILECs from offering end user broadband information services as a regulated offering. The FCC Order requires ILECs to continue providing loop unbundled network elements to competitors to use for broadband end user services. On the effective date of the FCC Order any existing broadband infrastructure tariff offerings will remain in effect for existing services or “grandfathered”. After one year, the tariffs may be withdrawn and the Federal Communications Commission has already provided authorization to allow for the tariff withdrawal. ILECs will continue to make universal service contributions for 270 days after the effective date of the order based on

“current contributions”. Effective April 14, 2006, our rural telephone companies elected to offer broadband infrastructure services on a common carrier non-tariffed basis. We do not believe the affect of the FCC Order will have a material impact on our financial position, results of operations or cash flows.

Our edge-out operations, as a percentage of our overall operations, have continued to decline. For the nine months ended September 30, 2006, our edge-out operations contributed approximately 4.2% of our total revenues compared to 4.3% for the nine months ended September 30, 2005. Our objective for the edge-out services is to maintain a line of business that generates sufficient cash flows to fund its own operations and capital requirements and does not harm the enterprise as a whole. For example, the decline in our business in New Orleans from the impacts of the hurricane resulted in our systematic closure of those operations. We will continue to monitor our other edge-out markets to be certain that this objective is being met and, if necessary, determine what changes to make to these operations to achieve this objective. In terms of business development, we are focusing our efforts on only adding customers that meet certain profitability criteria and on increasing our profitability and margins for services provided to existing customers when renegotiating their contracts at expiration. We are not seeking substantial growth in these operations at this time.

Operating Expenses

Our primary operating expenses consist of cost of services and sales (exclusive of depreciation and amortization), selling, general and administrative expenses and depreciation and amortization.

Cost of services and sales

Our cost of services and sales includes:

•	plant specific costs and expenses, such as network and general support expense, central office switching and transmission expense, broadband costs, including modems, peripheral materials and egress and transport, information origination/termination expense, underlying carrier costs for long distance transmissions services and cable and wire facilities expense;

•	plant nonspecific costs, such as testing, provisioning, Internet service provider, or ISP, external help desk costs, network administration, outside plant administration, power and engineering;

•	materials and contract labor costs related to construction of certain telecommunication facilities and telecommunication equipment installations for customers;

•	the cost of collocating in incumbent local exchange carrier central offices and leasing unbundled copper loop lines and high capacity digital lines from the incumbent local exchange carriers to connect our customers and other carriers’ networks to our network; and

•	the cost of leasing transport from incumbent local exchange carriers or other providers where our fiber transport capacity is not available.

We have entered into interconnection agreements with BellSouth, Verizon, Sprint and AT&T which allow, among other things, the edge-out services to lease unbundled network elements from these incumbent local exchange carriers, at contracted rates contained in the interconnection agreements. We use these network elements to connect our edge-out services customers with our network. Other interconnection agreements may be required by our edge-out services. In addition, each of the edge-out services currently has the necessary certifications to operate in the states where it has customers.

In February and April 2005, we entered into agreements with two carriers to provide long distance transmission services for our customers. We are not subject to any minimum volume commitments under these agreements.

On April 28, 2005, we completed a new collective bargaining agreement with the Communications Workers of America, covering 56 employees of Gallatin River Communications located in Galesburg, Illinois. On October 6, 2005 and November 30, 2005, we completed new collective bargaining agreements with the International Brotherhood of Electrical Workers, or IBEW, covering 52 employees of Gallatin River Communications in Pekin, Illinois and 29 employees in Dixon, Illinois, respectively. Each of the three agreements is for five years. An important element of each of these agreements was the ability to freeze the further accrual of benefits for these employees under our defined benefit pension plan in exchange for an enhancement to their defined contribution 401(K) plan. Effective with this change, the further accrual of benefits under our defined benefit pension plan for all participants in the pension plan is now frozen. We will be required to continue to make cash contributions to the pension plan in the future to fund our obligation.

Selling, general and administrative expenses

Selling, general and administrative expenses include:

•	selling and marketing expenses;

•	expenses associated with customer care;

•	billing and other operating support systems; and

•	corporate and administrative expenses.

We market our business services through agency relationships and sales people. We market our consumer services primarily through our customer sales and service representatives. We offer competitive compensation packages including sales commissions and incentives.

We have operating support and other back office systems that we use to enter, schedule, provision and track customer orders, test services and interface with trouble management, inventory, billing, collection and customer care service systems for the access lines in our operations. We may review and consider the benefits offered by the latest generation of systems, and, if we implement new systems, we expect that our operating support systems and customer care expenses may increase.

We are evaluating the impact of new pension regulations on our defined benefit pension plan. Accrual of benefits for all participants in our pension plan is frozen, therefore, we believe we have mitigated the impact on our financial position, results of operations or cash flows of the new regulations.

Depreciation and amortization expenses

We recognize depreciation expense for our telephone plant and equipment that is in service and is used in our operations, excluding land which is not depreciated. Our regulated rural telephone operations use straight-line rates approved by the public utility commissions in the states where we have regulated telephone plant in service. In our unregulated rural telephone operations and in our edge-out services, telephone plant and equipment is depreciated over useful lives, determined according to the class of the asset, ranging from three years to thirty-three years. We have seen a decline in our depreciation expense in recent quarters as a result of certain asset classes becoming fully depreciated.

During the fourth quarter of 2005, we made approximately $3.7 million in additional capital expenditures in our Alabama rural telephone company to add significantly more high-capacity fiber optic transport lines to enhance our network survivability and to repair storm damage to our network sustained as a result of the hurricane in August 2005. We received authorization from the Alabama Public Service Commission, or APSC, to accelerate depreciation of these additional capital expenditures completely into the fourth quarter of 2005. The recognition of depreciation expense at the time the capital expenditures were made substantially increased our depreciation expense in the fourth quarter of 2005. Beyond this unusual event, we anticipate that our depreciation expense will continue to decrease in the near-term.

Amortization expense is recognized primarily for our intangible assets considered to have finite lives on a straight-line basis, primarily our debt issuance costs. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), goodwill and intangible assets deemed to have indefinite lives are no longer permitted to be amortized but are subject to impairment tests at least annually in accordance with the tenets of SFAS 142.

Results of Operations

The following table sets forth certain items reflected in our consolidated statements of operations for the periods indicated, expressed as a percentage of revenues. The year to year comparisons of financial results are not necessarily indicative of future results.

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
	(Unaudited)
Total operating revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	28.6	28.6	26.0	30.3	28.6
Depreciation and amortization	20.8	23.3	28.3	18.8	18.9
Selling, general and administrative expenses	19.3	19.0	19.8	17.8	19.8
Restructuring	(0.1)	—	(0.4)	—	—

Total operating expenses	68.6	70.9	73.7	66.9	67.3

Net operating income	31.4	29.1	26.3	33.1	32.7
Interest expense	(27.9)	(31.1)	(34.4)	(23.0)	(29.1)
Loss on extinguishment of long-term debt	(5.8)	—	—	(3.9)	(7.0)
Gain on redemption of Rural Telephone Bank stock	—	—	—	11.6	—
Other income	2.6	2.1	2.0	0.8	2.4

Income (loss) before income taxes and minority interest expense	0.3	0.1	(6.1)	18.6	(1.0)
Income tax (expense) benefit	(10.4)	(0.4)	2.7	(8.0)	(13.1)

(Loss) income from continuing operations	(10.1)	(0.3)	(3.4)	10.6	(14.1)
Discontinued operations:
(Loss) income from discontinued operations, net of tax	(0.4)	0.1	0.7	(0.1)	(0.2)

Net (loss) income	(10.5)%	(0.2)%	(2.7)%	10.5%	(14.3)%

Nine Months Ended September 30, 2006 compared to Nine Months Ended September 30, 2005

Revenues

Total revenues from continuing operations for the nine months ended September 30, 2006 were $141.2 million, a decrease of $2.0 million, or 1.4%, from $143.2 million for the nine months ended September 30, 2005.

Local Services.    Revenues from local services, which are comprised primarily of revenues from the provision of local telecommunication services to end users and network access services, as a percentage of total revenues, were approximately 64.5% and 66.7% in the nine months ended September 30, 2006 and 2005, respectively.

Local service revenues in the first nine months of 2006 were $91.0 million, a decrease of $4.6 million, or 4.8%, from local service revenues in the first nine months of 2005 of $95.6 million. The decrease in local service revenues is attributed principally to a decrease of approximately $4.0 million in network access revenues in the first nine months of 2006 compared to the first nine months of 2005. Network access revenues were impacted primarily by a decrease in cost study settlements and disputes associated with carrier billings. Local service revenues were also impacted by a decrease in end user revenues attributable to a decline in the number of access lines in service, principally at our Illinois rural telephone company, and a corresponding reduction in the minutes of use of our network. Partially offsetting these decreases, end user revenues benefited from revenues from the two exchanges acquired in April 2005 for the entire first nine months of 2006 compared to only five months in 2005.

Long Distance Services.    Long distance revenues were approximately $11.8 million in the first nine months of 2006 and in the first nine months of 2005. An increase in the number of long distance accounts in service was partially offset by a decrease in intrastate toll revenues from more customers selecting our No Limits bundles. As the number of subscribers to the No Limits bundle increased, more customer billings reflect a flat rate charge for long distance service compared to the higher usage-based charges for these customers in prior periods. Revenues from long distance services were 8.4% and 8.3% of total revenues for the nine months ended September 30, 2006 and 2005, respectively.

Internet and Enhanced Data Services.    Revenues from Internet and enhanced data services increased $1.3 million, or 7.1% to $19.1 million in the first nine months of 2006 compared to $17.8 million in the first nine months of 2005. The increase in revenues is attributed to the increase in the number of broadband connections served by our rural telephone companies and was partially offset by a decrease in the number of dial-up Internet accounts. At September 30, 2006, our rural telephone companies served 52,800 broadband connections compared to 44,403 broadband connections at September 30, 2005, an increase of 8,397 connections, or 18.9%. The number of dial-up Internet accounts declined by 4,951 accounts, or 40.1% to 7,386 accounts at September 30, 2006 from 12,337 accounts at September 30, 2005. The growth in broadband connections is attributable to the strong demand for our No Limits bundled offering and the introduction of our Broadband Lite product offering. Revenues from Internet and enhanced data services were 13.5% and 12.4% of total revenues for the nine months ended September 30, 2006 and 2005, respectively.

Edge-Out Services.    Revenues from continuing operations in our edge-out services in the first nine months of 2006 were $6.0 million, a decrease of approximately $0.2 million, or 2.7%, from revenues of $6.2 million in the first nine months of 2005. The decrease is attributed to a $0.1 million decrease in transport revenues and a $0.1 million decrease in long distance revenues. At September 30, 2006 and 2005, excluding connections in our New Orleans market for which we no longer provide services, our edge-out services served 9,389 and 8,583 voice and high-speed data connections, respectively. Revenues from continuing operations for our edge-out services were 4.2% and 4.3% of total revenues for the nine months ended September 30, 2006 and 2005, respectively.

Miscellaneous Revenues.    Miscellaneous revenues were $13.3 million in the first nine months of 2006, an increase of $1.5 million, or 12.5%, compared to miscellaneous revenues of $11.8 million in the first nine months of 2005. The increase in miscellaneous revenues is attributed primarily to an increase in revenues from offering satellite television services for the first nine months of 2006 compared to the first nine months of 2005. Our satellite television service offering was introduced in the second quarter of 2005 on a limited basis and therefore our 2005 results are not reflective of a full year. In addition, a portion of the increase in revenues is attributed to revenues from a nonrecurring construction project. Revenues from miscellaneous services and equipment were 9.4% and 8.3% of total revenues for the nine months ended September 30, 2006 and 2005, respectively.

Operating Expenses

Total operating expenses decreased approximately $2.0 million from $96.5 million, or 67.3% of total revenues in the first nine months of 2005, to $94.5 million, or 66.9% of total revenues in the first nine months of 2006.

Cost of services and sales (exclusive of depreciation and amortization), as a percentage of total revenues, increased to 30.3% in the first nine months of 2006 from 28.6% in the first nine months of 2005, and selling, general and administrative expenses, as a percentage of total revenues, decreased from 19.8% in the first nine months of 2005 to 17.8% in the first nine months of 2006. Depreciation and amortization expenses, as a percentage of total revenues, decreased from 18.9% in the first nine months of 2005 to 18.8% in the first nine months of 2006.

Cost of services and sales (exclusive of depreciation and amortization) increased approximately $1.8 million, or 4.5%, to $42.8 million in the first nine months of 2006 from $41.0 million in the first nine months of 2005. The increase is attributed primarily to higher contract labor and material expenses related to a nonrecurring construction project and equipment sales including satellite television installations. In addition, expenses for broadband modems, which are expensed, increased as the number of broadband connections added in the first nine months of 2006 was higher than the number of connections added in the first nine months of 2005. Finally, in the first nine months of 2006, certain marketing expenses related to specific product lines and bundles and access expenses increased over the first nine months of 2005. Partially offsetting these increases was a decrease of $0.9 million in short-term incentive expenses and a decrease of $0.7 million from a charge recorded in the third quarter of 2005 primarily for repairs and restoration expenses as a result of damages caused by Hurricane Katrina. No similar expense was incurred in 2006.

Depreciation and amortization expense in the first nine months of 2006 was $26.5 million, a decrease of $0.6 million, or 2.0%, from depreciation and amortization expense of $27.1 million in the first nine months of 2005. The decrease is attributable primarily to certain assets becoming fully depreciated during the past year.

Selling, general and administrative expenses decreased $3.3 million, or 11.4%, from $28.4 million in the first nine months of 2005 to $25.1 million in the first nine months of 2006. The decrease is attributed predominantly to two factors. First, our short-term incentive expenses in the first nine months of 2006 decreased by $1.8 million from the first nine months of 2005. Second, we recorded a charge of $1.7 million during the third quarter of 2005 for professional fees and other expenses related to the proposed registration of the common stock of our subsidiary in connection with an initial public offering. Based on guidance in the Securities and Exchange Commission’s Staff Accounting Bulletin Topic 5, we expensed these deferred costs in the third quarter of 2005 as the result of our decision to delay the initial public offering pending improvement in market conditions. No similar charge has been incurred during the first nine months of 2006. In addition, selling, general and administrative expenses have decreased as the result of lower contract labor charges in the first nine months of 2006 compared to the first nine months of 2005 related to a decrease in the usage of a third party vendor for certain billing services. Partially offsetting these decreases was an increase in marketing expenses for advertising and promotions and related costs such as postage. The increases in marketing expenses are related to our preparation for increased competition for voice services in our rural telephone markets from cable television companies in the near future. We have also increased our property tax accruals in 2006 compared to our property tax accruals in 2005.

Net Operating Income

Net operating income was approximately $46.7 million, or 33.1% of total revenues in the first nine months of 2006 compared to $46.8 million, or 32.7% of total revenues in the first nine months of 2005.

Interest Expense

Interest expense decreased $9.2 million, or 22.1% to $32.5 million, or 23.0% of total revenues, in the first nine months of 2006 from $41.7 million, or 29.1% of total revenues, in the first nine months of 2005. The decrease is attributed to our refinancing of our secured long-term debt and subsequent redemption of our 13.25% senior notes. As a result of these transactions, we have decreased the amount of long-term debt outstanding and lowered our weighted average effective interest rate. Prior to the refinancing of our secured long-term debt in July 2005, we had $613.5 million in long-term debt outstanding. The balance outstanding at September 30, 2006 was $525.0 million, a decrease of $88.5 million in outstanding long-term debt since the refinancing. Our weighted average effective interest rate at September 30, 2006 was approximately 7.3% compared to 8.2% at September 30, 2005. We expect our interest expense to continue to decline as a result of our long-term debt refinancing and lower interest rates.

Loss on the Extinguishment of Long-term Debt

With the redemption of $84.0 million in our outstanding senior notes in the first six months of 2006, we recognized a $5.4 million loss on extinguishment of long-term debt for premiums paid to redeem the senior notes and writeoffs of related unamortized discount and debt issuance costs. In the first nine months of 2005, we recognized a loss of $10.0 million related to the secured long-term debt refinancing and redemption of our senior notes, primarily premiums paid to redeem the senior notes and writeoffs of related unamortized discount and debt issuance costs.

Gain on the Redemption of Rural Telephone Bank Stock

In the first quarter of 2006, we recognized a gain of $16.4 million for the redemption of our 26,478 shares of $1,000 par value Class C stock in the Rural Telephone Bank, or RTB. The shares, which had a carrying value of $10.1 million, were redeemed at their par value in April. No similar gain was recognized in the first nine months of 2005.

Other Income

Other income in the first nine months of 2006 was approximately $1.1 million compared to approximately $3.4 million in the first nine months of 2005, a decrease of $2.3 million, or 68.5%. Other income represents 0.8% and 2.4% of total revenues in the first nine months of 2006 and 2005, respectively. The decrease is attributed to a $2.4 million decrease in dividend income in the first nine months of 2006 compared to the first nine months of 2005 predominantly as a result of the redemption of the subordinated capital certificates from the Rural Telephone Finance Cooperative, or RTFC, as part of the long-term debt refinancing in July 2005 and the redemption of our shares in the RTB in April 2006. As a cooperative, the RTFC allocates its net margins to borrowers on a pro rata basis based on each borrower’s patronage in the RTFC. As part of the refinancing in July 2005, we redeemed our remaining subordinated capital certificates in the RTFC and used the proceeds to repay a portion of our outstanding debt to the RTFC. Upon repayment of all outstanding amounts to the RTFC, we were no longer a borrower from the RTFC and not eligible to share in the allocation of its net margins. As we were a borrower for a portion of the RTFC’s fiscal year, in January 2007, we expect to receive a prorated allocation of patronage capital, estimated to be approximately $0.4 million, which we accrued in the first quarter of 2006. After receipt of this allocation, we will not receive any new patronage capital allocations from the RTFC.

The RTB is being liquidated and, as part of that process, all of our Class C shares were redeemed in April 2006 and cancelled. Therefore, we are no longer eligible to receive dividends from the RTB and, accordingly, did not accrue any dividends in the first nine months of 2006.

Income Tax Expense

We reported income tax expense from continuing operations of $11.2 million in the nine months ended September 30, 2006 compared to income tax expense from continuing operations of $18.7 million in the nine months ended September 30, 2005, a decrease of $7.5 million. The decrease is attributed primarily to an $18.1 million nonrecurring charge to deferred income tax expense in the first nine months of 2005 that we recognized when we converted from being treated as a partnership for federal and state income tax purposes to being taxed as a corporation under Delaware law on January 1, 2005. As a result of our conversion, we had to establish deferred income tax liabilities to recognize the difference in the book basis and tax basis of our investments in our wholly-owned subsidiaries that are limited liability companies. Also, included in our income tax expense in the first nine months of 2005 were one-time accruals of approximately $0.7 million related to an issue regarding the filing status of certain of our subsidiaries in the State of Georgia and approximately $0.6 million for a proposed audit adjustment from an audit by the Alabama Department of Revenue. No similar charges have been recorded in the first nine months of 2006. Partially offsetting this decrease was an increase in income tax expense as a result of an increase in pre-tax income from continuing operations from the non-recurring gain on the redemption of the Rural Telephone Bank stock, a lower loss on the extinguishment of long-term debt and lower interest expense in the first nine months of 2006 compared to the first nine months of 2005.

Discontinued Operations

Revenues from discontinued operations were $0.5 million in the first nine months of 2006 and $1.8 million in the first nine months of 2005, a decrease of $1.3 million, or 70.4%. Operating expenses in our discontinued operations were $0.7 million in the first nine months of 2006 and $2.2 million in the first nine months of 2005, a decrease of $1.5 million, or 66.9%. The decrease reflects the decline in our business in our edge-out services operations in New Orleans, Louisiana from the impact of Hurricane Katrina in August 2005. As a result of the impact of the storm on the economy in New Orleans and surrounding regions, we made a decision to close substantially all of our edge-out services operations in New Orleans. The economic impact of the storm directly resulted in a significant loss of our customers and decline in our business. The closure of these operations was completed during the first six months of 2006. We terminated the provision of voice and data services to our affected customers on March 1, 2006. Our net loss from discontinued operations, net of applicable taxes, was $0.2 million and $0.2 million in the nine months ended September 30, 2006 and 2005, respectively.

Net Income (Loss)

We reported net income of $14.9 million in the first nine months of 2006, or 10.5% of total revenues, a change of $35.4 million from our net loss of $20.5 million, or 14.3% of total revenues, in the first nine months of 2005. The change can be attributed principally to (i) the $16.4 million non-recurring pre-tax gain recognized for the redemption of the Rural Telephone Bank stock, the $9.2 million decrease in interest expense in the first nine months of 2006 and the $4.6 million decrease in loss on extinguishment of long-term debt and (ii) the $18.1 million non-recurring deferred income tax charge in the first nine months of 2005.

Our EBITDA increased $17.7 million from $67.3 million in the first nine months of 2005 to $85.0 million in the first nine months of 2006 primarily as a result of the non-recurring gain from the redemption of our Rural Telephone Bank shares in 2006. (See footnote (a) under “Selected Historical Financial and Operating Data” for a definition of EBITDA and reconciliation of EBITDA to net cash provided by (used in) operating activities.)

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Revenues

Total revenues for the year ended December 31, 2005 were $190.9 million, an increase of $0.1 million, or 0.1%, from $190.8 million for the year ended December 31, 2004.

Local Services.    Revenues from local services, which are comprised primarily of revenues from the provision of local telecommunication services to end users and network access services, were approximately 66.6% and 68.4% of total revenues for the years ended December 31, 2005 and 2004, respectively.

Local service revenues in 2005 were $127.2 million, a decrease of $3.3 million, or 2.5%, from local service revenues in 2004 of $130.5 million. The decrease in local service revenues is attributed largely to a decrease in network access revenues. Network access revenues in 2004 include revenues from certain wireless settlements and other carrier access revenues in addition to settlements for updated cost study filings which include filings to reflect the impact of the $1.7 million in hurricane-related expenses recorded in 2004. In 2005, we also recognized certain revenues for settlements of updated cost study filings and other carrier access revenues, but not to the extent of the revenues recognized in 2004 resulting in a decrease in network access revenues. In addition, our end user revenues decreased as the result of a decrease in the number of voice access lines in service in our rural telephone markets and lower access billings from a decrease in minutes of use. In our rural telephone markets, we served 180,318 voice access lines at December 31, 2005 compared to 181,212 voice access lines at December 31, 2004, a decrease of 894 lines or 0.5%. The decrease in voice access lines was attributable to four primary factors: the loss of primary voice access lines at our Illinois rural telephone company due to the persistent weakness in the local economies in which it operates, the impact of Hurricane Ivan on our Alabama rural telephone operations, the impact of a troop deployment at our Georgia rural telephone company and a decrease in second lines which we believe is the result of our customers migrating from our dial-up Internet service, where they also purchase a second line from us, to our broadband service, where they no longer need a second line. The decrease in local service revenues from the decrease in voice access lines was partially offset by local service revenues and network access revenues from the voice access lines in two exchanges in North Carolina we acquired on April 30, 2005.

Long Distance Services.    Long distance revenues were approximately $15.7 million in the year ended December 31, 2005 and $15.0 million in the year ended December 31, 2004, an increase of $0.7 million, or 4.6%.

The increase is attributed primarily to the increase in the number of long distance accounts in service, including the addition of approximately 2,500 long distance accounts from our acquisition of two exchanges in North Carolina during 2005. In addition, interstate toll revenues increased primarily as a result of the troop deployment in Georgia as the number of international long distance calls increased. Partially offsetting these increases was a decrease in intrastate toll revenues from more customers selecting our No Limits bundles. As the number of subscribers to the No Limits bundle increased, more customer billings reflect a flat rate charge for long distance service compared to the higher usage-based charges for these customers in prior periods. Revenues from long distance services were 8.2% and 7.9% of total revenues for the years ended December 31, 2005 and 2004, respectively.

Internet and Enhanced Data Services.    Revenues from Internet and enhanced data services increased $3.4 million, or 16.2% to $24.1 million in 2005 from $20.7 million in 2004. The increase in revenues was attributable to the increase in the number of broadband connections served in our RLEC operations and was partially offset by a decrease in the number of dial-up Internet accounts. At December 31, 2005, our RLEC operations served 45,569 broadband connections compared to 39,562 broadband connections at December 31, 2004, an increase of 6,007 connections, or 15.2%. The number of dial-up Internet accounts declined by 3,793 accounts, or 24.3% to 11,800 accounts at December 31, 2005 from 15,593 accounts at December 31, 2004. The growth in broadband connections is attributable to the strong demand for our No Limits bundled offering. Revenues from Internet and enhanced data services were 12.6% and 10.9% of total revenues for the years ended December 31, 2005 and 2004, respectively.

Edge-Out Services.    Revenues from continuing operations in our edge-out services in 2005 were $8.1 million, a decrease of approximately $0.5 million, or 5.5%, from revenues of $8.6 million in 2004. The decrease is attributed primarily to a decrease in our fiber transport business. Revenues from transport services were approximately $2.0 million in 2005 and $2.5 million in 2004, a decrease of $0.5 million. We believe the fiber transport business is highly competitive and we are not actively expanding this line of business. Local service, long distance and Internet and enhanced data revenues decreased $0.2 million, a decrease attributed primarily to a decrease in the average number of connections served during 2005 compared to 2004. At December 31, 2005 and 2004, our edge-out services served approximately 11,921 and 11,880 voice access lines, respectively, representing a 0.3% increase. However, a single customer with 2,200 voice access lines discontinued its service during the third quarter of 2004. Therefore, local service revenues in our edge-out services in 2004 include revenues from this customer whereas local service revenues in 2005 do not. Miscellaneous telecommunications revenues in our edge-out services increased $0.2 million in 2005 when compared to 2004. Revenues from continuing operations for our edge-out services were 4.3% and 4.5% of total revenues for the years ended December 31, 2005 and 2004, respectively.

Miscellaneous Revenues.    Miscellaneous revenues were $15.8 million in 2005, a decrease of $0.2 million, or 1.3%, compared to miscellaneous revenues of $16.0 million in 2004. The decrease in miscellaneous revenues is attributed largely to a decrease in revenues from a special construction and maintenance project, lower equipment sales and a decrease in billing and collection revenues in 2005 compared to 2004. Partially offsetting this decrease were increases in miscellaneous revenues from certain recovery and late payment charges, directory advertising and revenues from offering satellite television services which were not offered in 2004. Revenues from miscellaneous services and equipment were 8.3% and 8.4% of total revenues for the years ended December 31, 2005 and 2004, respectively.

Operating Expenses

Total operating expenses decreased approximately $4.5 million, or 3.3%, from $135.4 million, or 70.9% of total revenues in 2004, to $130.9 million, or 68.6% of total revenues in 2005. Cost of services and sales (exclusive of depreciation and amortization), as a percentage of total revenues, were 28.6% in 2005 and in 2004. Selling, general and administrative expenses, as a percentage of total revenues, increased from 19.0% in 2004 to 19.3% in 2005. Depreciation and amortization expenses, as a percentage of total revenues, decreased from 23.3% in 2004 to 20.8% in 2005. The adjustment in the restructuring accrual was 0.1% of total revenues in 2005.

Depreciation and amortization expense in 2005 was $39.6 million, a decrease of $4.8 million, or 10.8%, from depreciation and amortization expense of $44.4 million in 2004. The decrease was attributable primarily to certain classes of assets becoming fully depreciated. Included in depreciation expense is a $3.7 million charge and a $2.6 million charge in 2005 and 2004 at our Alabama rural telephone company, respectively, for depreciation that was recognized at the time the capital expenditures were made as approved by the APSC. These capital expenditures were part of the enhancement of the survivability of our network and required repairs and restoration of our facilities at our Alabama rural telephone company made necessary by storm damage from Hurricane Katrina in 2005 and Hurricane Ivan in 2004.

Cost of services and sales (exclusive of depreciation and amortization) were approximately $54.6 million in 2005 and in 2004. In the third quarter of 2004, we recognized expense of approximately $1.7 million for costs to repair and restore services to customers in Alabama as a result of damages from Hurricane Ivan. In the third quarter of 2005, approximately $0.7 million was accrued for repairs and restoration expenses as a result of damages related to Hurricane Katrina. Overall, this resulted in a decrease of approximately $1.0 million in cost of services and sales. This decrease was offset by an increase in costs to terminate long distance calls attributable primarily to higher access minutes of use related to continuing acceptance of our No Limits bundle.

Selling, general and administrative expenses increased approximately $0.5 million, or 1.6%, to $36.9 million in 2005 from $36.4 million in 2004. The increase is attributed primarily to a charge of $1.7 million for professional fees and other expenses related to the proposed registration of the common stock of our subsidiary in connection with an initial public offering. These fees and expenses were incurred during the registration process while preparing for the initial public offering, including the preparation and review of the registration statement on Form S-1 and other related costs. If the initial public offering was completed, these deferred costs would have been netted against the cash proceeds from the initial public offering. However, based on guidance in the Securities and Exchange Commission’s Staff Accounting Bulletin Topic 5, we expensed these deferred costs in the third quarter of 2005 as the result of our decision to delay the initial public offering pending improvement in market conditions. The impact of this non-recurring charge was partially offset by a similar non-recurring transactional charge of $1.4 million in 2004.

In addition, during the fourth quarter of 2005, we recognized a benefit of $0.2 million for adjustments made to our restructuring accruals to recognize the differences between our actual results and our original estimates of restructuring expenses recorded in prior years. No comparable benefit was recognized in 2004.

Net Operating Income

Net operating income increased approximately $4.5 million from $55.5 million, or 29.1% of total revenues in 2004 to $60.0 million, or 31.4% of total revenues in 2005. The increase is attributable primarily to the lower depreciation and amortization expense.

Interest Expense

Interest expense decreased $5.9 million, or 10.0%, to $53.4 million, or 27.9% of total revenues, in 2005 from $59.3 million, or 31.1% of total revenues, in 2004. The decrease is attributed to a lower weighted average outstanding balance of long-term debt together with lower weighted average interest rates. Our weighted average outstanding balance of long-term debt in 2005 was approximately $605.2 million compared to $626.1 million in 2004. Our weighted average interest rate declined during 2005 from higher fixed interest rates on certain RTFC term loans expiring and being converted to lower variable rates in the prior year and as a result of our refinancing of our secured long-term debt and redemption of senior notes during the third and fourth quarters of 2005. We expect our interest expense to continue to decline as a result of our long-term debt refinancing which reduced the amount of long-term debt outstanding at December 31, 2005 by approximately $59.7 million from outstanding long-term debt at December 31, 2004 and from further redemptions or repurchases of our senior notes.

Realized Loss on the Extinguishment of Long-term Debt

As a result of our refinancing and subsequent redemption of $114.0 million in senior notes, we recognized an $11.1 million loss on extinguishment of long-term debt in 2005, primarily for premiums paid to redeem the senior notes and writeoffs of related unamortized discount and debt issuance costs. In 2004, we recognized a loss on extinguishment of long-term debt of $0.2 million when we purchased $2.0 million of our senior notes on the open market.

Other Income

Other income in 2005 was $5.0 million, an increase of $0.8 million, or 20.2%, from other income of $4.2 million in 2004. Other income represented 2.1% and 2.2% of total revenues in 2005 and 2004, respectively. The increase is due primarily to an increase of $0.7 million in interest income as a result of higher cash balances.

Income Tax Expense

We recognized income tax expense of $19.9 million in 2005 compared to income tax expense of $0.8 million in 2004, an increase of $19.1 million. The increase is attributed primarily to an $18.1 million non-recurring charge to deferred income tax expense in the first six months of 2005 that we recognized when we converted from being treated as a partnership for federal and state income tax purposes to being taxed as a corporation under Delaware law on January 1, 2005. As a result of our conversion, we had to establish deferred income tax liabilities to recognize the difference in the book basis and tax basis of our investments in our wholly-owned subsidiaries that are limited liability corporations. In addition, income tax expense in 2005 includes a non-recurring charge of approximately $0.6 million related to a proposed audit adjustment from an audit by the Alabama Department of Revenue. Partially offsetting these non-recurring charges is the impact of the realized loss on the extinguishment of long-term debt of $11.1 million which significantly reduced our taxable income in 2005. In 2004, our income tax expense is attributed primarily to our accrual of approximately $2.0 million in income taxes related to the filing of two lawsuits against certain of our subsidiaries by the Department of Justice on behalf of the Internal Revenue Service. The lawsuits allege that certain refunds our subsidiaries had received were erroneous refunds that should be returned. We also accrued $0.4 million in interest expense during the second quarter of 2004 related to these claims. We are vigorously defending ourselves against these suits. See “—Deferred Income Tax Contingency” below for further information on these suits. However, at this time, we are uncertain as to the outcome of the suits filed by the Department of Justice. This increase in income tax expense was partially offset by an income tax benefit recognized in the third quarter of 2004 for positions we took in our income tax returns filed in that quarter and a related decrease in the valuation allowance for deferred income tax assets.

Discontinued Operations

Revenues from discontinued operations were approximately $2.2 million in the year ended December 31, 2005 compared to approximately $3.3 million in the year ended December 31, 2004, a decrease of $1.1 million, or 32.7%. As the result of the impact of Hurricane Katrina in August 2005 on the economy in New Orleans and surrounding regions, we made a decision to close substantially all of our operations in New Orleans. The economic impact of the storm directly resulted in a significant loss of our customers and decline in our business. We terminated the provision of voice and data services on March 1, 2006 to our affected customers in this market and completed the process of shutting down our operations during the second quarter of 2006. Operating expenses in our discontinued operations were $3.5 million in 2005 and $3.1 million in 2004, an increase of $0.4 million, or 10.1%. Included in operating expenses for discontinued operations in 2005 was a $0.6 million impairment charge for certain telephone plant and equipment used in our edge-out services operations in

New Orleans that was abandoned after the shutdown of those operations. No comparable charge was recognized in 2004. Our net loss from discontinued operations, net of applicable taxes, was $0.8 million in the year ended December 31, 2005 compared to net income from continued operations, net of applicable taxes, of $0.2 million in the year ended December 31, 2004.

Net Loss

We reported a net loss of $20.1 million in 2005, or 10.5% of total revenues, compared to a net loss of $0.4 million in 2004, or 0.2% of total revenues. The change of $19.7 million is attributed primarily to the $11.1 million in realized losses on the extinguishment of long-term debt and the $18.1 million non-recurring deferred income tax charge recognized in 2005 partially offset by the $5.9 million decrease in interest expense and the $4.5 million decrease in operating expenses. Our EBITDA decreased $11.7 million from $104.6 million in 2004 to $92.9 million in 2005 primarily as a result of the change in losses on extinguishment of long-term debt. (See footnote (a) under “Selected Historical Financial and Operating Data” for a definition of EBITDA and reconciliation of EBITDA to net cash provided by (used in) operating activities.)

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Revenues

Total revenues from continuing operations for the year ended December 31, 2004 were $190.8 million, an increase of $8.6 million, or 4.8%, from $182.2 million for the year ended December 31, 2003.

Local Services.    Revenues from local services, which are comprised primarily of revenues from the provision of local telecommunication services to end users and network access services, were approximately 68.4% and 69.7% of total revenues for the years ended December 31, 2004 and 2003, respectively.

Local service revenues in 2004 were $130.5 million, an increase of $3.5 million, or 2.8%, from local service revenues in 2003 of $127.0 million. The increase is attributable largely to an increase of $1.7 million in revenues from new interconnection agreements with wireless carriers. In addition, revenues from federal and state universal service payments increased $1.3 million and revenues from cost study settlements increased $0.7 million in 2004 compared to 2003.

Long Distance Services.    Long distance revenues in 2004 were $15.0 million, a decrease of $0.8 million, or 4.5%, compared to long distance revenues of $15.8 million in 2003. The decrease is primarily attributable to a decrease in customer billing. As the number of subscribers to the No Limits bundle increased, more customer billings reflect a flat rate charge for long distance service compared to the higher usage-based charges for these customers in prior periods. Long distance revenues also decreased as the result of certain non-recurring revenues in 2003 related to a settlement agreement with another carrier for which no comparable settlements were received in 2004. Revenues from long distance services were 7.9% and 8.7% of total revenues for the years ended December 31, 2004 and 2003, respectively.

Internet and Enhanced Data Services.    Revenues from Internet and enhanced data services increased $4.4 million, or 27.4% to $20.7 million in 2004 compared to $16.3 million in 2003. The increase in revenues is attributable to the increase in the number of broadband subscribers served in our RLEC operations. At December 31, 2004, our RLEC operations served 39,562 broadband subscribers compared to 24,181 at December 31, 2003, an increase of 15,381 connections, or 63.6%. The growth in broadband connections is attributable primarily to the strong demand for our No Limits bundled offering. Revenues from Internet and enhanced data services were 10.9% and 8.9% of total revenues for the years ended December 31, 2004 and 2003, respectively.

Edge-Out Services.    Revenues from continuing operations in our edge-out services in 2004 were $8.6 million, a decrease of approximately $1.0 million, or 11.0%, from revenues of $9.6 million in 2003. The decrease was attributable primarily to a $0.6 million decrease in local service revenues and a $0.1 million decrease in long distance service revenues as the result of a decrease in the number of connections served. At December 31, 2004 and 2003, our edge-out services served approximately 11,880 and 14,462 voice access lines, respectively, representing a 17.9% decrease. In addition, revenues from enhanced data services provided in our edge-out services decreased $0.1 million, or 4.7%, in 2004 compared to 2003 as a result of a decrease in the number of high speed data connections in service. Revenues from transport services were $2.5 million in 2004, a decrease of $0.2 million, or 7.6%, from transport service revenues of $2.7 million in 2003. Revenues from continuing operations for our edge-out services were 4.5% and 5.3% of total revenues for the years ended December 31, 2004 and 2003, respectively.

Miscellaneous Revenues.    Miscellaneous revenues were $16.0 million in 2004, an increase of $2.5 million, or 18.3%, compared to miscellaneous revenues of $13.5 million in 2003. The increase is largely attributable to revenues from a special construction project. Revenues from this project were approximately $1.8 million higher in 2004 than 2003. In addition, revenues from two equipment installation projects were approximately $0.2 million in 2004. Finally, revenues from publishing telephone directories increased approximately $0.3 million and uncollectibles expenses decreased approximately $0.2 million. Miscellaneous revenues were 8.4% and 7.4% of total revenues for the years ended December 31, 2004 and 2003, respectively.

Operating Expenses

Total operating expenses increased approximately $1.2 million from $134.2 million, or 73.7% of total revenues in 2003, to $135.4 million, or 70.9% of total revenues in 2004. The increase is attributed primarily to the following factors. First, in 2003, we recognized a one-time, non-cash gain of approximately $2.7 million from a pension curtailment. The gain resulted in a reduction in pension expense in 2003 whereas no comparable gain was recognized in the first quarter of 2004. Second, in 2004, we recognized approximately $1.7 million in expenses related to storm-related repairs and restoration performed in our Alabama rural telephone company as a result of Hurricane Ivan. Third, we recognized approximately $1.4 million in expenses in 2004 related to a capital transaction whereas no comparable expense was recognized in 2003. Fourth, costs to terminate long distance calls attributable primarily to an increase in access minutes of use related to the No Limits package increased approximately $1.5 million and costs for special construction and equipment installation projects increased $1.3 million in 2004 compared to 2003. Finally, in 2003, we recognized an adjustment to our restructuring accruals that reduced operating expenses in the edge-out services by $0.7 million in 2003. No comparable adjustments to restructuring accruals were recorded in 2004.

Partially offsetting this increase is a $7.1 million decrease in depreciation and amortization expenses in 2004 compared to 2003. The decrease in depreciation and amortization expenses is largely due to certain classes of assets becoming fully depreciated during 2004. This decrease would have been greater but was partially offset by the one-time depreciation charge of $2.6 million from storm-related capital expenditures that were accelerated into the fourth quarter of 2004. In addition, we recognized a $1.3 million accrual for potential sales tax liabilities in 2003 for which no comparable accruals were made in 2004. Due to favorable regulatory rulings, we reversed approximately $0.7 million of the sales tax accrual in 2004.

Cost of services and sales, as a percentage of total revenues, increased to 28.6% in 2004 from 26.0% in 2003, and selling, general and administrative expenses, as a percentage of total revenues, decreased from 19.8% in 2003 to 19.0% in 2004. Depreciation and amortization expenses, as a percentage of total revenues, decreased from 28.3% in 2003 to 23.3% in 2004. The benefit from reversal of a portion of the restructuring accrual, as a percentage of total revenues was 0.4% in 2003. No such benefit was recognized in 2004.

Net Operating Income

Net operating income from continuing operations increased approximately $7.6 million from $47.9 million, or 26.3% of total revenues in 2003 to $55.5 million, or 29.1% of total revenues in 2004. The increase is primarily attributable to the increase in revenues.

Interest Expense

Interest expense decreased $3.3 million, or 5.4% to $59.3 million, or 31.1% of total revenues, in 2004 compared to $62.6 million, or 34.4% of total revenues, in 2003. Approximately $2.2 million of the decrease is attributed to lower weighted average outstanding balances and lower weighted average interest rates on long-

term debt with the RTFC. In addition, interest expense for certain income tax-related exposures was $1.5 million in 2003 compared to $0.9 million in 2004, a decrease of $0.6 million. Included in the $0.9 million in 2004 is interest expense of approximately $0.4 million in the second quarter of 2004 related to income tax refunds that are the subject of two lawsuits filed against us as further discussed under “—Deferred Income Tax Contingency” below. Finally, $0.5 million of the decrease in 2004 related to the settlement of a vendor dispute.

Other Income (Expense)

Other income in 2004 was $4.2 million, an increase of $0.2 million, or 5.6%, from other income of $4.0 million in 2003. Other income represented 2.2% of total revenues in 2004 and 2.2% of total revenues in 2003. The increase is attributed primarily to an increase in dividend income in 2004 when compared to 2003, primarily from a $0.5 million increase in the dividend received from the Rural Telephone Bank. In 2004, we recorded a $0.2 million loss on the extinguishment of long-term debt related to the repurchase of $2.0 million of our senior notes and in 2003, we recorded a $0.3 million loss for disposal of marketable securities.

Income Tax Benefit

We recognized income tax expense of $0.8 million in 2004, a change of $5.7 million from an income tax benefit of $4.9 million in 2003. A portion of the change is attributed to our recognition of approximately $2.1 million in income tax expense in the second quarter of 2004 related to two erroneous refund lawsuits filed against two of our subsidiaries by the Department of Justice. In June 2004, the Department of Justice, on behalf of the Internal Revenue Service, filed the erroneous refund lawsuits against our two subsidiaries that received the refunds from the amended 1998 returns and subsequently recognized the benefit. As a result, during the second quarter of 2004, we accrued $2.1 million as income tax expense and also accrued $0.4 million in related interest expense to recognize the potential exposure under the suits. See “—Deferred Income Tax Contingency” below for further information on these suits.

The income tax benefit in 2003 was attributable primarily to a benefit of $2.7 million recognized in the fourth quarter of 2003 related to certain refunds received in 2002. We received the refunds after amending our 1998 income tax returns. The benefit was recognized after we were advised that the statute of limitations for taxing authorities to assert audit adjustments against our 1998 income tax returns had expired in 2003.

The remaining change is attributed to an increase in our income from continuing operations before income taxes. For 2004, our income from continuing operations before income taxes was $0.2 million compared to a loss from continuing operations before income taxes of $11.1 million in 2003, a change of $11.3 million.

Discontinued Operations

Revenues from discontinued operations were approximately $3.3 million in the year ended December 31, 2004 compared to approximately $4.3 million in the year ended December 31, 2003, a decrease of $1.0 million, or 22.7%. Operating expenses in our discontinued operations were $3.1 million in 2004 and $3.0 million in 2003, an increase of $0.1 million, or 0.4%. Our net income from discontinued operations, net of applicable taxes, was $0.2 million and $1.3 million in the years ended December 31, 2004 and 2003, respectively.

Net Loss

We reported a net loss of $0.4 million in 2004, or 0.2% of total revenues, an improvement of $4.5 million from a net loss of $4.9 million, or 2.7% of total revenues, in 2003, as a result of the factors discussed above. Included in our net income for 2004 was $0.2 million in income from discontinued operations and partially offsetting our net loss in 2003 was income from discontinued operations of $1.3 million. Our EBITDA decreased $0.3 million from $104.9 million in 2003 to $104.6 million in 2004. (See footnote (a) under “Selected Historical Financial and Operating Data” for a definition of EBITDA and reconciliation of EBITDA to net cash provided by (used in) operating activities.)

Liquidity and Capital Resources

Following the transactions, we will be a holding company with no business operations, sources of income or assets of our own. Our only significant assets will be our direct and indirect ownership of the capital stock/member interests of our subsidiaries. Accordingly, the only sources of cash to pay our obligations are cash on hand and distributions from our subsidiaries from their net earnings and cash flows. Even if our subsidiaries determine to pay a dividend on, or make a distribution in respect of, their capital stock/member interests, we cannot guarantee that our subsidiaries will generate sufficient cash flow to pay such a dividend or distribute such funds or that they will be permitted to pay such dividend or distribution under the terms of our senior credit facilities, their contractual obligations or the laws of their jurisdiction of incorporation.

At September 30, 2006, our liquidity consisted of $30.9 million in cash and cash equivalents and a $75.0 million revolving credit facility provided by the RTFC under our senior credit facilities. On June 30, 2006, we completed an amendment to our senior credit facilities that, among other things, provided an additional borrowing of $50.0 million under the term loan portion of our senior credit facilities that was required to be used to redeem our 13.25% senior notes. The $50.0 million in proceeds and cash on hand was used to redeem our remaining $50.0 million in 13.25% senior notes including accrued interest and prepayment premiums on July 31, 2006. The entire revolving credit facility was available to us for general corporate purposes at September 30, 2006. Under the terms of our senior credit facilities, the amount available to be advanced under the revolving credit facility may be limited. Certain covenants in our credit agreement, primarily our financial ratios, restrict the amount of total debt that we may have outstanding at any time. Accordingly, to maintain compliance with these covenants, we may not be able to access the full amount available from the revolving credit facility under our senior credit facilities.

At September 30, 2006, we had working capital of approximately $11.5 million compared to working capital of $13.9 million at September 30, 2005, a decrease of $2.4 million. The decrease in working capital is attributed primarily to a $6.0 million increase in accrued interest payable, a $5.0 million increase in the current portion of long-term debt and a $2.5 million decrease in accrued patronage capital receivable and accrued dividends receivable at September 30, 2006 compared to September 30, 2005. Partially offsetting these decreases in working capital was an increase of $9.7 million in our cash and cash equivalents in 2006 compared to 2005. The changes in accrued interest payable and the current portion of long-term debt are attributed to the timing of payments. At September 30, 2006, we had approximately three months of interest accrued for our senior credit facilities compared to one month of interest accrued at September 30, 2005. The $5.0 million current portion of long-term debt reflects a voluntary payment made on our term loan on October 6, 2006. No such payments were expected to be made at September 30, 2005. The decrease in receivables relates to the redemption of our subordinated capital certificates in the RTFC as part of the refinancing and the redemption of all of our Class C shares in the RTB. Other than a small patronage capital allocation expected to be received from the RTFC in January 2007, we will not be receiving future patronage capital allocations or dividends from these financial institutions. Our cash and cash equivalents on hand at September 30, 2006, was $30.9 million or approximately $9.7 million higher than our cash and cash equivalents of $21.2 million at September 30, 2005. The increase can be attributed principally to the refinancing of our long-term debt during the third quarter of 2005. Using our cash on hand, the $475.0 million in proceeds from our senior credit facilities and the redemption of $42.2 million in RTFC subordinated capital certificates, we repaid all outstanding amounts owed to the RTFC, or approximately $417.2 million, redeemed $102.0 million of our 13.25% senior notes and paid premiums, fees and expenses associated with the refinancing and redemption. Although we have redeemed the remainder of our senior notes since then, the total use of cash has not been as significant and our cash and cash equivalents on hand has increased.

Upon completion of this offering, we will be using a significant portion of our excess cash flow after our capital expenditures and debt service obligations for the payment of dividends. Therefore, we do not expect our cash balance to increase significantly from period to period.

Operating Activities.    For the nine months ended September 30, 2006 and 2005, we generated cash from operating activities of $33.9 million and $19.3 million, respectively, an increase of $14.6 million. The increase in cash from operating activities can be attributed principally to a decrease in cash interest payments. In the first nine months of 2006, our cash interest payments were $34.7 million, or $14.6 million less than our cash interest payments of $49.3 million in the first nine months of 2005. For the years ended December 31, 2005 and 2004, we generated cash from operating activities of $40.2 million and $38.9 million, respectively. The increase of $1.3 million is attributable primarily to changes in our working capital accounts. In 2005, cash used in operating activities from changes in our operating assets and liabilities was $4.5 million compared to $6.3 million in 2004, primarily from a decrease in the use of cash for accrued expenses. For the years ended December 31, 2004 and 2003, we generated cash from operating activities of $38.9 million and $43.8 million, respectively. The decrease of $4.9 million is attributable largely to the use of cash in 2004 to reduce accrued expenses by $6.7 million whereas in 2003, an increase in accrued expenses provided $3.2 million in cash. In 2004, our net income, excluding non-cash charges such as depreciation and amortization reflected net cash provided of $45.2 million, an increase of $5.4 million compared to $39.8 million for 2003.

Investing Activities.    For the nine months ended September 30, 2006, net cash provided by investing activities was $16.8 million and consisted principally of $26.5 million in proceeds from the redemption of our Class C shares in the Rural Telephone Bank. In addition, changes in other assets, primarily from proceeds from the sale of certain telephone plant and equipment, provided cash of $1.0 million. Partially offsetting these sources of cash was $10.7 million in cash used for purchases of telephone plant and equipment. For the nine months ended September 30, 2005, net cash provided by investing activities was $28.8 million and consisted principally of $42.2 million in subordinated capital certificates redeemed by the RTFC as part of our refinancing and the redemption of $0.5 million in subordinated capital certificates related to principal payments made in 2004. These sources of cash from investing activities were offset by $7.6 million in cash used for the purchase of telephone plant and equipment and $6.3 million in cash used for the acquisition of two exchanges located in North Carolina. For the year ended December 31, 2005, we had net cash provided by our investing activities of $19.6 million. The primary source of cash from our investing activities came from the redemption of our investment in RTFC subordinated capital certificates which provided proceeds of $42.7 million. The majority of this redemption was related to our long-term debt financing completed in July 2005 (discussed below under “—Long-Term Debt and Revolving Credit Facility”) and after this redemption, we no longer held any RTFC subordinated capital certificates. Partially offsetting this source of cash was $16.4 million used for purchases of telephone plant and equipment, $6.3 million used in the acquisition of two exchanges and $0.4 million from changes in other assets. Included in the $16.4 million in capital expenditures was approximately $3.7 million spent at our Alabama rural telephone company to enhance the survivability of our network and to repair storm-related damages from Hurricane Katrina and $0.8 million spent to upgrade the network in the two exchanges we acquired. For the year ended December 31, 2004, net cash used for investing activities was $12.5 million and consisted of $14.6 million in cash used for the purchase of telephone plant and equipment partially offset by cash received from the redemption of subordinated capital certificates by the RTFC in the amount of $1.4 million and changes in other assets of $0.8 million. Included in the $14.6 million in capital expenditures was approximately $2.6 million for storm-related damages from Hurricane Ivan in the fourth quarter of 2004. Excluding these storm-related capital expenditures, our capital expenditures in 2004 were $12.0 million. For the year ended December 31, 2003, net cash used for investing activities was $10.0 million and consisted of $12.2 million for the purchase of telephone plant and equipment partially offset by $2.0 million in cash received from the redemption of subordinated capital certificates by the RTFC and $0.2 million from changes in other assets.

Financing Activities.    For the nine months ended September 30, 2006, net cash used for our financing activities was $39.9 million. During 2006, using the proceeds of a $50.0 million additional borrowing under the term loan portion of our senior credit facilities, the $26.5 million in proceeds from the redemption of our RTB Class C shares and cash on hand, we redeemed the remaining $84.0 million in our 13.25% senior notes together with applicable premiums of $3.7 million. We also used approximately $1.2 million in cash for debt financing costs related to two amendments to our senior credit facilities and $1.0 million for the redemption of minority interest at Coastal Communications, Inc. For the nine months ended September 30, 2005, net cash used for financing activities was $61.4 million. We used cash of approximately $531.4 million to retire long-term debt in the first nine months of 2005. This consisted principally of scheduled principal amortization payments to the RTFC of $4.7 million, the repayment of our remaining $417.2 million in existing term loans to the RTFC and

$0.8 million in fees for early repayment of certain fixed rate loans outstanding to the RTFC. In addition, we redeemed $102.0 million of our 13.25% senior notes with a prepayment premium of $6.8 million. We also redeemed $1.0 million of the minority interest at Coastal Communications, Inc. Offsetting these uses of cash for financing activities was the $475.0 million in proceeds from our new term loan net of approximately $3.9 million in origination fees and expenses. For the year ended December 31, 2005, we used cash of $74.2 million in our financing activities. The primary use of cash in our financing activities was the repayment of $417.2 million of term loans and a $0.8 million fee for early retirement of certain fixed rate loans to the RTFC as part of our refinancing in July 2005. In addition, we redeemed $114.0 million of our outstanding 13.25% senior notes plus applicable prepayment premiums of approximately $7.6 million. To fund the repayment of the RTFC term loans, we borrowed $475.0 million from a syndicate of lenders under our senior credit facilities that matures in July 2012. Related costs for our senior credit facilities were approximately $4.1 million. The remaining cash from our senior credit facilities and cash on hand was used to make the senior note redemptions. Other uses of cash for financing activities included $4.7 million in scheduled principal amortization payments to the RTFC prior to fully retiring our remaining obligations to them and $1.0 million for the redemption of a portion of the minority interest in Coastal Communications, Inc. For the year ended December 31, 2004, net cash used in financing activities was $20.1 million and included $7.0 million in repayments on long-term debt, $10.0 million for the repayment of an outstanding balance on a revolving line of credit, $2.1 million for the repurchase of a portion of our 13.25% senior notes in the open market and $1.0 million for the partial redemption of a minority interest in Coastal Communications, Inc. For the year ended December 31, 2003, net cash used in financing activities was $25.6 million and was attributable to scheduled principal payments on long-term debt of $13.6 million, the repayment of $21.0 million outstanding on a line of credit and the redemption of $1.0 million of a minority interest in Coastal Communications, Inc. These uses of cash were partially offset by the proceeds of a $10.0 million advance on a line of credit.

Off-Balance Sheet Arrangements

As of September 30, 2006, we had no off-balance sheet arrangements as defined under Regulation S-K 303(a)(4).

Material Contractual Cash Obligations

The following table contains a summary of our material contractual cash obligations as of September 30, 2006:

	Cash Payments Due by Period (amounts in thousands)
	Total	October to December 2006	2007-2008	2009- 2010	Thereafter
	(Dollars in thousands)
Long-term debt—senior credit facilities(a)	$525,000	$5,000	$—	$—	$520,000
Long-term debt—interest(b)	221,368	9,671	75,607	75,434	60,656
Operating leases(c)	6,213	323	2,016	1,364	2,510
Redemption of minority interest(d)	1,000	—	1,000	—	—
Other contractual cash obligations(e)	3,543	1,037	1,345	725	436

Material contractual cash obligations	$757,124	$16,031	$79,968	$77,523	$583,602

(a)

Our senior credit facilities have no scheduled principal amortization during the life of the facilities but we are required to make mandatory prepayments with (i) the net cash proceeds from certain sales or dispositions or casualties of assets, (ii) the net cash proceeds from certain debt issuances, (iii) up to 50% of our net excess cash flow as defined in the credit agreement for our credit facilities and (iv) certain other amounts during certain periods when our total leverage ratio exceeds a certain threshold. If our gross excess cash flow is not used to retire long-term debt or to pay dividends, then up to 50% of the remaining amount, referred to as net excess cash flow, must be used to repay a portion of our senior credit facilities within 90 days after year-end. We are not certain of the amount of gross excess cash flow we will generate, if any, in future periods or how we will use such amounts in our business. Our long-term debt is discussed further below and in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

(b)	Amount includes estimates of interest payments on long-term debt amounts currently outstanding. Our assumptions for our interest payments are based on:

•	$5.0 million of our term loan under our senior credit facility being repaid in October 2006, and the remaining $520.0 million of our term loan under our senior credit facility remaining outstanding through maturity as we do not have any scheduled principal amortization; and

•	certain interest rate assumptions including our current interest rate swap agreements in place, our current applicable margin and projected interest rates based on a forward interest curve for our current interest rate index.

Our long-term debt is discussed further below and in Note 7 to Madison River Communications’ audited consolidated financial statements included elsewhere in this prospectus.

(c)	Amount is shown net of estimated sublease income from current subleases.
(d)	See Note 13 to our audited consolidated financial statements.
(e)	Includes miscellaneous other commitments represented by contracts or other agreements requiring scheduled cash outlays in future periods. Amounts presented are on an undiscounted basis and include, among other things, deferred compensation agreements, maintenance agreements, service agreements, professional fees and employment agreements.

The above table does not include our obligation to make contributions to our defined benefit pension plan. We cannot currently estimate the timing and amounts of such contributions to be made in 2007 and beyond as they are impacted by various factors including the return on assets currently in the pension plan and changes in funding requirements. (See note 10 to our consolidated financial statements included herein.)

Long-Term Debt and Revolving Credit Facilities

Senior Credit Facilities

We are the borrower under a credit agreement evidencing our senior credit facilities consisting of a $525.0 million term loan provided by a syndicate of lenders and a $75.0 million revolving credit facility provided by the RTFC. The term loan and the revolving credit facility both mature in July 2012. The provisions of the credit agreement described below include those provisions which apply after the consummation of the offering. On June 30, 2006, we completed an amendment to the senior credit facilities which increased the term loan commitment by $50.0 million, from $475.0 million to $525.0 million, and made certain technical changes to its credit agreement. We borrowed the full amount of the increase in the commitment concurrently with the closing of the amendment. We used the $50.0 million in proceeds plus cash on hand to redeem the remaining $50.0 million in 13.25% senior notes outstanding for 104.417% of the principal amount redeemed plus accrued interest on July 31, 2006. On October 6, 2006, we repaid $5.0 million of our term loan. Accordingly, $520.0 million remained outstanding under our term loan as of October 6, 2006. Our senior credit facilities may be increased by an additional $200 million if certain conditions are met.

The term loan portion of our senior credit facilities bears variable interest, at our option, at either (A) a base rate, as defined in the credit agreement, plus 0.75% or (B) a London interbank offered rate (“LIBOR”) plus 1.75%. Currently, interest on our credit agreement is based on a three month LIBOR rate. Interest is payable on the dates our interest rate resets.

The credit agreement for our senior credit facilities requires us to hedge, through July 29, 2007, not less than 50% of the aggregate principal amount of all of our debt. During October 2005, we entered into three interest rate swap agreements that fixed the interest rate on a notional amount of $350.0 million of our term loan for a period of four years. On August 7, 2006, we entered into two interest rate swap agreements that fixed the interest rate on an additional $65.0 million of our term loan. The first agreement covers a notional amount of $25.0 million to October 2007. The second agreement covers a notional amount of $40.0 million to October 2008.

Accordingly, with these interest swap agreements in place, we have fixed the interest rate on $415.0 million, or 100.0%, of our term loan under our senior credit facilities at a weighted average effective rate of approximately 6.7% at September 30, 2006.

As part of our senior credit facilities, the RTFC provides a $75.0 million revolving credit facility. The revolving loans under the revolving credit facility bear interest that is payable quarterly at a rate established by the RTFC for similar lines of credit plus 0.5% per annum (9.75% at September 30, 2006). The entire revolving credit facility was available to us for general corporate purposes at September 30, 2006. Under the terms of our senior credit facilities, the amount available to be advanced under the revolving credit facility portion of our senior credit facilities may be limited due to certain covenants in the credit agreement for our senior credit facilities, primarily our financial ratios, that restrict the amount of total debt that we may have outstanding at any time.

The term loan portion of the senior credit facilities has no scheduled amortization of principal until its maturity in July 2012. However, under the credit agreement, we are permitted to make certain voluntary prepayments of the term loan and revolving credit facility portion of our senior credit facilities without premium or penalty, other than standard breakage costs related to any hedging obligations and until June 30, 2007, a prepayment fee of 1% under certain circumstances. The fee is required if a term loan advance is prepaid with the proceeds of a substantially concurrent incurrence of indebtedness on substantially the same terms if the interest on the existing term loan advances exceeds the interest on such other new advances. Subject to certain conditions and exceptions, we will be required to make mandatory repayments of borrowings under the term loan and then under the revolving credit facility, without premium or penalty, using (i) the net cash proceeds from certain sales or dispositions or casualties of assets, (ii) the net cash proceeds from certain debt issuances, (iii) up to 50% of our net excess cash flow as defined in the credit agreement and (iv) certain other amounts during certain periods when our total leverage ratio exceeds a certain threshold.

As of December 31, 2005, we had approximately $6.4 million of net excess cash flow for 2005. On March 27, 2006, we redeemed $7.0 million of our 13.25% senior notes and applied the necessary amount of this senior note redemption to reduce net excess cash flow for the year ending December 31, 2005 to zero, resulting in no mandatory repayment of the term loan being required. The $50.0 million of the senior notes redeemed on July 31, 2006 is being applied to our net excess cash flow calculation for the year ending December 31, 2006.

Under the terms of the credit agreement, we are required to comply with certain financial ratios and administrative and financial covenants. We are, among other things, restricted in our ability to (i) incur additional indebtedness, (ii) make restricted payments or pay dividends, (iii) redeem or repurchase equity interests, (iv) make various investments or other restricted payments, (v) create certain liens or use assets as security in other transactions, (vi) sell certain assets or utilize certain asset sale proceeds, (vii) merge or consolidate with or into other companies or (viii) enter into transactions with affiliates.

The senior credit facilities are secured by a lien on our assets and those of our first-tier, wholly-owned subsidiaries, Madison River Holdings LLC, Madison River Finance Corp. and Madison River Communications, LLC (collectively, the “Loan Parties”). In addition, our first-tier, wholly-owned subsidiaries have guaranteed the senior credit facilities and each has pledged the equity interests in each wholly-owned subsidiary that it owns (limited to 65% of the shares of any first tier, non-domestic subsidiary) and any intercompany notes it owns, in support of our senior credit facilities.

At the closing of this offering, we will use a portion of the proceeds to repay approximately $105.0 million of the term loan.

13.25% Senior Notes due 2010

As the result of an amendment to our senior credit facilities completed on June 30, 2006, we borrowed an additional $50.0 million under the term loan portion of our senior credit facilities. We used those proceeds to redeem the remaining $50.0 million of our 13.25% senior notes on July 31, 2006, at a redemption price of 104.417% of the aggregate principal amount redeemed plus accrued interest. As a result of this redemption, we recognized a loss on the extinguishment of long-term debt of $3.2 million which consisted of a premium paid to redeem the senior notes of $2.2 million and $1.0 million for the writeoff of unamortized debt issuance costs and unamortized discount related to the redeemed senior notes.

In May 2006 and March 2006, we voluntarily redeemed $27.0 million and $7.0 million of our outstanding senior notes, respectively, at a redemption price of 104.417% of the aggregate principal amount redeemed plus accrued interest. As part of these redemptions, we recognized a loss on the extinguishment of long-term debt of $2.2 million.

Other Long-Term Debt

On November 24, 2004, Madison River Telephone entered into an agreement with the Coastal shareholders to repay the outstanding principal amount of notes owed to them, plus accrued and unpaid interest thereon, in exchange for $20.0 million in cash plus 2,000,000 newly issued Madison River Telephone Class A membership units, representing an approximately 1% ownership interest in Madison River Telephone. Madison River Telephone financed the cash payment and related fees and expenses utilizing borrowings under the Coastal facility. Under the Coastal facility, Madison River Telephone borrowed $20.8 million in loans that mature on May 22, 2010. Proceeds of $20.0 million were used to repay the existing outstanding notes to the Coastal shareholders, with the remaining proceeds used to pay fees and expenses related to the transaction. Interest on the Coastal facility accrues at a fixed rate of 13.0% per annum. Interest is payable semiannually, and at Madison River Telephone’s option, can be either paid in cash or capitalized as part of the outstanding balance under the loans. At the closing of this offering, Madison River Telephone, the selling stockholder, will repay the outstanding borrowings plus accrued and unpaid interest under the Coastal facility out of the proceeds of this offering.

In addition, Madison River Telephone has an outstanding note payable of $0.4 million that bears interest at 8.0% per annum and is due on demand. The principal amount and unpaid interest are due in October 2011. The note is held by Madison Dearborn Capital Partners, L.P., one of Madison River Telephone’s existing sponsors. The note is unsecured and, at any time prior to the payment of the entire principal amount, the holder may convert all unpaid principal and accrued interest into Class A units in Madison River Telephone. On or about the closing of this offering, the note, including all accrued and unpaid interest, will be converted pursuant to its terms into 392,610 Class A units in Madison River Telephone.

Minority Interest in Coastal Communications, Inc.

As part of the consideration paid in the Coastal Utilities, Inc. acquisition in March 2000, we issued to the Coastal shareholders 300 shares of Series A stock and 300 shares of Series B non-voting common stock of Coastal Communications, Inc. in the face amount of $10.0 million and $5.0 million, respectively. The Series A and Series B stock had put and call features that were defined pursuant to the terms of a shareholders’ agreement and were exercisable by the holders and Coastal Communications, Inc. In April 2002, Madison River Telephone completed an agreement with the Coastal shareholders that, among other things, modified certain provisions of the shareholders’ agreement. Under the terms of the agreement, the Coastal shareholders exchanged with Madison River Telephone 120 shares of their Series A stock and all of their Series B stock in Coastal Communications, Inc. for equity in Madison River Telephone and notes payable from Madison River Telephone. The notes were repaid in December 2004.

Coastal Communications, Inc. redeemed 30 shares of the Series A stock retained by the Coastal shareholders for $33,333.33 per share, or approximately $1.0 million, at the closing of the transaction in April 2002. Under the terms of the amended shareholders’ agreement, the Coastal shareholders have the right to require Coastal Communications, Inc. to redeem their remaining shares of Series A stock in increments not to exceed 30 shares at $33,333.33 per share, or an aggregate value of $1.0 million, in any thirteen-month period. Accordingly, the Coastal shareholders put 30 shares of Series A stock to Coastal Communications, Inc. in May 2003, June 2004, July 2005 and August 2006 and, in each case, Coastal Communications, Inc. redeemed the shares for approximately $1.0 million shortly thereafter. The Coastal shareholders continue to hold 30 shares of Series A stock with the final available put right occurring in September 2007. Under the terms of the agreement, we may at any time require the Coastal shareholders to sell their remaining shares of Series A stock to us for a purchase price of $33,333.33 per share. At the closing of this offering, we will repurchase the 30 remaining shares of Series A stock held by the Coastal shareholders for an aggregate purchase price of $1.0 million using the proceeds of this offering and cash on hand.

Deferred Income Tax Contingency

During 2002, we amended certain prior year income tax returns that resulted in refunds of approximately $7.8 million. We received the refunds in 2002 and recorded them as deferred income tax liabilities. In the third quarter of 2003, the Internal Revenue Service (the “IRS”), as part of an audit, verbally notified us that our position taken in the amended tax returns would be disallowed and in the fourth quarter of 2003, we received formal notice of such action by the IRS. The refunds impacted by this IRS notification totaled approximately $5.1 million and these amounts continue to be included in our deferred income tax liabilities. We believe that our position is appropriate under current tax laws and we intend to vigorously defend the position taken in our amended income tax returns. We continue to accrue interest expense of approximately $0.2 million each quarter related to these refunds until the issue is resolved. At this time, we cannot assure you that we will prevail in our defense of our position taken in the amended income tax returns and we are uncertain as to the amount of time it will take to resolve. If we are not successful, we may be required to repay the amounts received as refunds plus accrued interest.

The remaining $2.7 million in refunds for 1998 amended income tax returns, which were not included in the IRS notification and for which we were advised the statute of limitations for audit adjustments had expired, were recognized as an income tax benefit in the fourth quarter of 2003. However, in June 2004, the Department of Justice filed suit against two of our subsidiaries, Gulf Coast Services, Inc. and Coastal Utilities, Inc., claiming that these were erroneous refunds of income taxes that our subsidiaries received which the United States of America is entitled to have returned. The amount of alleged erroneous refunds being sought in the lawsuits total approximately $2.9 million. In the first quarter of 2004, as the result of certain income tax audit adjustments made related to the examination of a separate year, we paid approximately $0.9 million of these claims. Accordingly, to recognize our potential exposure under the lawsuits, we accrued the remaining $2.1 million as income tax expense during the second quarter of 2004. At the same time, we also recognized $0.4 million in interest expense related to these alleged erroneous refunds and we continue to recognize additional interest expense each quarter related to these disputed refunds. We believe that our position taken in the amended income tax returns is appropriate under current tax laws and we intend to vigorously defend against these claims. However, if we are not successful, we may be required to repay the amounts received as refunds plus the accrued interest and plaintiff’s costs.

Post-Transactions Liquidity, Capital Resources and Long-Term Debt

The following table summarizes our material contractual cash obligations as if the offering were consummated as of September 30, 2006:

	Cash Payments Due by Period (amounts in thousands)
	Total	October to December 2006	2007- 2008	2009- 2010	Thereafter
Long-term debt—principal(a)	$415,000	$—	$—	$—	$415,000
Long-term debt—interest(b)	167,548	9,609	56,814	56,037	45,088
Operating leases(c)	6,213	323	2,016	1,364	2,510
Other contractual cash obligations(d)	3,066	793	1,112	725	436

Material contractual cash obligations	$591,827	$10,725	$59,942	$58,126	$463,034

(a)

As of September 30, 2006, after giving effect to the transactions as if they had been consummated as of such date, $415.0 million would have been outstanding as a term loan under our senior credit facilities and $75.0 million would have been available for revolving borrowings under our senior credit facilities. Our senior credit facilities have no scheduled principal amortization though we may make optional prepayments at any time or be required to make mandatory prepayments if certain events occur.

(b)	Includes estimates of interest expense on the amount outstanding under our senior credit facilities based on interest rate assumptions including our current interest rate swap agreements in place, our current applicable margin and projected interest rates based on a forward interest curve for our current interest rate index.
(c)	Amount is shown net of estimated sublease income from current subleases.
(d)	Includes miscellaneous other commitments represented by contracts or other agreements requiring scheduled cash outlays in future periods. Amounts presented are on an undiscounted basis and include, among other things, deferred compensation agreements, maintenance agreements, service agreements, professional fees and employment agreements.

The above table does not include our obligation to make contributions to our defined benefit pension plan. We cannot currently estimate the timing and amounts of such contributions to be made in 2007 and beyond as they are impacted by various factors including the return on assets currently in the pension plan and changes in funding requirements. (See note 10 to our consolidated financial statements included herein.)

Senior Credit Facilities

At September 30, 2006, after giving effect to the transactions as if they had been consummated as of such date, we would have had approximately $415.0 million principal amount of consolidated indebtedness, consisting of a term loan under our senior credit facilities. In addition, $75.0 million would be available for borrowing under the revolving credit facility portion of our senior credit facilities. Principal and interest payments under our senior credit facilities represent significant liquidity requirements for us. Borrowings under the revolving credit facility and the term loan under our senior credit facilities bear interest at variable interest rates. However, we have entered into various interest rate swap agreements that have effectively fixed the interest rate on $415.0 million of our term loan. Our senior credit facilities require us to repay loans out of net excess cash flow and out of net cash proceeds from certain dispositions of assets and debt issuances and other amounts during certain periods when our total leverage ratio exceeds a certain threshold.

Our senior credit facilities contain negative covenants that limit or restrict our ability to incur debt and guarantees, create liens and further negative pledges, make investments, make restricted payments (subject to an exception for dividend payments up to a certain amount), merge or sell assets, make acquisitions, change the nature of our business, prepay or repurchase subordinated debt and engage in certain transactions with affiliates. In addition, our senior credit facilities contain financial covenants that require us to maintain a maximum total leverage ratio of not greater than 5.50 to 1.00 and a minimum fixed charge coverage ratio of not less than 2.25 to 1.00 through the end of the third fiscal quarter of 2007 and 2.00 to 1.00 thereafter. The chart below illustrates the computation of our total leverage ratio as of September 30, 2006 and fixed charge coverage ratio for the twelve months ended September 30, 2006 on an historical basis and on an as adjusted basis after giving effect to the transactions as if they had been consummated as of September 30, 2006 for the total leverage ratio and as of October 1, 2005 for the fixed charge coverage ratio.

	As of September 30, 2006
	Historical	As Adjusted
Total leverage ratio:
Total debt	$525,000		$415,000
Redeemable minority interest in Coastal Communications, Inc.	1,000		—
Less: cash and cash equivalents	(30,927)

Consolidated Total Net Debt(a)	$495,073	$

Adjusted EBITDA(a)

Total leverage ratio				x

Fixed charge coverage ratio:
Adjusted EBITDA(a)

Consolidated Cash Interest Expense(a)	$37,190		$27,626
Cash taxes	3,866		11,000

Fixed charges	$41,056		$38,626

Fixed charge coverage ratio

(a)	See “Description of Senior Credit Facilities” for a definition of Total Net Debt, Adjusted EBITDA and Consolidated Cash Interest Expense.

These restrictions could limit our ability to respond to unanticipated liquidity demands and to take advantage of business opportunities.

See “Description of Senior Credit Facilities” for a more detailed description of our senior credit facilities.

Capital and Liquidity Requirements

Our dividend policy, our working capital needs, our debt service requirements and our capital expenditures will be funded from our cash flow from operations and our existing liquidity on-hand, including available borrowings under the revolving portion of our senior credit facilities. In the next twelve months, we expect that our primary uses of cash will include:

•	payments of dividends of approximately $ million on our common stock in accordance with our dividend policy;

•	scheduled interest payments of approximately $27.6 million on our senior credit facilities;

•	capital expenditures of approximately $13.0 million for the maintenance and growth of our telephone plant and network infrastructure;

•	required federal and state income taxes of approximately $9.3 million; and

•	general operating expenses, including sales and marketing expenses, corporate expenses and personnel and related expenses.

As a result of the dividend policy that our board of directors will adopt upon completion of this offering, we currently intend to pay an initial dividend of $             per share on or about                     , 2007 and to continue to pay quarterly dividends at an annual rate of $             per share for the first full year following the closing of this offering, subject to various restrictions on our ability to do so. The cash requirements of the expected dividend policy are expected to be funded from our cash flows from operations. Subject to certain conditions, we are able to borrow under our senior credit facilities to fund dividends. In determining that our operations will generate sufficient cash flows to fund our dividend policy, we reviewed and analyzed numerous factors, including assumptions regarding future capital expenditures, interest expense, taxes and other matters. The factors we reviewed and the assumptions we made are discussed in detail under “Dividend Policy and Restrictions.” We believe that our dividend policy will significantly limit, but not preclude, our ability to pursue growth out of cash generated by operations. If we pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current anticipated capital expenditure requirements. Sources of additional financing to fund significant acquisitions or growth opportunities may include, subject to the terms of our senior credit facilities, including any amendment or waiver thereof, public or private sales of equity, including common stock, or debt securities, additional bank borrowings, including under the revolving portion of our senior credit facilities, and sales of non-strategic assets. Any debt service requirements or dividend requirements, as the case may be, attributable to any such additional financing source will represent an additional liquidity requirement for us. There can be no guarantee that these additional financing sources will be available on acceptable terms or at all.

As a result of the refinancing we completed in July 2005 and the subsequent redemptions of our 13.25% senior notes, we have seen a significant decrease in our interest obligations on our long-term debt. Partially offsetting the benefit of lower interest expense is a decrease in the amount of patronage capital dividends we receive from the RTFC. As a cooperative, the RTFC allocates its net margins to borrowers on a pro rata basis based on each borrower’s patronage in the RTFC. The net margins are based on the RTFC’s fiscal year which begins on June 1 and ends on May 31. In recent years, the Company has received an annual patronage capital allocation from the RTFC that it recorded at cost. As determined by the RTFC’s board of directors, a percentage of the patronage capital allocations paid are retired with cash in January of each year with the remainder being distributed in the form of patronage capital certificates. The patronage capital certificates will be retired for cash on a scheduled 15-year cycle or as determined by the RTFC’s board of directors. For 2005, our allocation of patronage capital from the RTFC was $2.8 million of which $2.0 million was retired with cash and $0.8 million was received in patronage capital certificates in January 2006. In January 2007, we expect to receive a prorated allocation of patronage capital, estimated to be approximately $0.4 million, based on the period of time we were borrowers during the RTFC’s fiscal year that ended on May 31, 2006. After receipt of this allocation, we will not receive any additional patronage capital allocations from the RTFC.

In addition, we have historically received cash dividends on our Class C shares held in the RTB. For example, the Board of Directors of the RTB declared and paid a 5.74 % cash dividend to Class C shareholders on the par value of their stock for which we received a cash dividend of approximately $1.5 million in December 2005. In April 2006, we received proceeds of $26.5 million for the par value of our RTB Class C common shares and our shares were canceled as part of the liquidation of the RTB. As we no longer hold an investment in the RTB, we will no longer receive cash dividends from the RTB.

We also expect that as our interest expense decreases, our cash paid for U.S. federal income taxes will increase as a result. Although we had a net taxable loss for 2005 for U.S. federal income tax purposes, we believe that we will have U.S. federal taxable income in 2006 and in future years.

We currently estimate that capital expenditures in 2006 will be approximately $13.6 million. For 2005, our capital expenditures were approximately $16.4 million, or an increase of approximately $1.8 million from our capital expenditures of $14.6 million in 2004. Our capital expenditures in 2005 included approximately $3.7 million in additional capital expenditures for our Alabama rural telephone company to add significantly more high-capacity fiber optic transport lines to enhance survivability of our network during future hurricanes and to repair storm damage to our network sustained as a result of Hurricane Katrina in August 2005. In addition, we made capital expenditures of approximately $0.8 million to enhance the network serving the two exchanges we acquired in April 2005, primarily to enable us to provide broadband service to these customers. Excluding these two items, our capital expenditures for 2005 would have been approximately $11.9 million. For 2004, our capital expenditures of approximately $14.6 million included approximately $2.6 million in additional capital expenditures at our rural telephone operations in Alabama to repair and replace certain telephone and plant equipment, primarily certain components of our transmission and distribution facilities used to serve the coastal areas, as a result of damages from Hurricane Ivan in September 2004. Excluding these expenditures, our capital expenditures for 2004 would have been approximately $12.0 million. For the years ended December 31, 2003 and 2002, our capital expenditures were approximately $12.2 million and $12.3 million, respectively. Our use of cash for capital expenditures in our normal business operations has been fairly consistent for the past four years and is significantly less than we had incurred in years prior to 2002. This is a result of several factors. First, we invested a significant amount in capital additions and improvements during 2000 and 2001 to build-out and enhance our telephone plant and network facilities in each of our markets. Absent any major changes in the technology that we employ, we believe that we have facilities in place capable of providing a high level of service to our customers without significant alterations or enhancements to our telephone plant. A large portion of our capital expenditures in 2005 and 2004 have been directed toward maintaining our existing facilities. Second, we have experienced slower growth for our rural telephone operations including losses in the number of voice access lines we serve. In addition, we have not expanded our edge-out services into any new markets, nor do we have any current intentions to expand into new markets, and our existing edge-out operations have not demonstrated growth as part of our business plan to generate sustainable cash flow. Therefore, there is minimal demand currently to expand our telephone plant or network facilities. The demand for use of capital in the expansion of our telephone plant and network facilities has been assessed and will continue to be assessed, in part, using factors such as the increase in demand for access lines and broadband connections and communications services and the introduction of new technologies that will provide an appropriate return on capital invested.

Based on our business plan, we currently project that cash and cash equivalents on hand, available borrowings under the revolving credit facility portion of our senior credit facilities and our cash flow from operations will be adequate to meet our foreseeable operational liquidity needs for the next 12 months. However, our actual cash needs may differ from our estimates, and those differences could be material. Our future operating cash requirements will depend on many factors, including, among others:

•	the demand for our services in our existing markets;

•	the increase in competitive services in our existing markets for voice and broadband services;

•	the extent to which we consummate any significant additional acquisitions;

•	the need to maintain and upgrade our existing network facilities to accommodate growing demand for additional broadband and, potentially, video services;

•	our ability to acquire, maintain, develop, upgrade and integrate the necessary operating support systems and other back office systems;

•	regulatory, technological and competitive developments;

•	our success in achieving and/or maintaining net positive cash flow in our edge-out markets;

•	the outcome of current litigation with the Department of Justice regarding the claim that two of our subsidiaries received erroneous refunds;

•	any subsequent troop deployments at the military bases in Georgia; and

•	the extent of any further weather-related damages to any of our operating companies.

We may be unable to access the cash flow of our subsidiaries since our subsidiaries are subject to the covenants contained in our senior credit facilities that restrict paying dividends and making certain intercompany loans and investments, and those subsidiaries are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future. In addition, future agreements that our subsidiaries may enter into governing the terms of indebtedness or otherwise may restrict our subsidiaries’ ability to pay dividends or advance cash in any other manner to us. Our subsidiaries’ ability to pay dividends or make distributions to us is also subject to the laws of their jurisdiction of incorporation.

To the extent that our business plans or projections change or prove to be inaccurate, we may require additional financing or require financing sooner than we currently anticipate. Sources of additional financing may include commercial bank borrowings, including additional borrowings under our senior credit facilities, sales of non-strategic assets or the private or public sales of equity and debt securities. We cannot assure you that we will generate sufficient cash flow from operations in the future or that future borrowings or other financings will be available to us in sufficient amounts or on acceptable terms to provide adequate working capital, service our indebtedness, make anticipated capital expenditures or pay dividends on our common stock. Failure to obtain adequate financing, if necessary, could require us to significantly reduce our operations or level of capital expenditures which could have a material adverse effect on our projected financial condition or results of operations.

Under the terms of Madison River Telephone’s operating agreement, at any time on or after January 16, 2006, certain members may require Madison River Telephone to redeem their Class A units in Madison River Telephone at an amount equal to the fair market value of the units. Upon written notice to Madison River Telephone’s board of managers from a member exercising its put rights, Madison River Telephone has 120 days to purchase the member’s units for cash. To the extent that cash is not available or Madison River Telephone is not permitted to make such payments pursuant to the terms of our senior credit facilities, Madison River Telephone may issue notes to the member, with such notes bearing interest at the prime rate, until the notes can be retired for cash. The holders of Madison River Telephone’s remaining equity interests have no rights to require the redemption of those interests. No such put rights had been exercised as of September 30, 2006. Upon the completion of this offering, these put rights will terminate.

Critical Accounting Estimates

Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. In making these estimates, we considered various assumptions and factors that will differ from the actual results achieved and will need to be analyzed and adjusted in future periods. These differences may have a material impact on our financial condition, results of operations or cash flows.

Allowance for Uncollectible Accounts

We evaluate the collectibility of our accounts receivable using a combination of estimates and assumptions. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, such as a bankruptcy filing or substantial down-grading of credit scores, we record a specific allowance against the customer’s account based on our estimate of the net realizable value of what we believe can be reasonably collected. For our other accounts receivable, we estimate the net realizable value of the accounts based on a review of specific customer balances, our trends and experience with prior receivables, the current economic environment and the length of time the receivables are past due. If circumstances change, we review the adequacy of the allowance and our estimates of the net realizable value. At September 30, 2006, our total allowance for uncollectible accounts for both our accounts receivable and our other receivables, primarily from interexchange carriers, was $0.6 million and $1.0 million, respectively. If our estimates are understated by 10%, the result would be a charge to our operations of approximately $60,000 to $160,000.

Revenues

We recognize revenues from universal service funding and charges to interexchange carriers for switched and special access services. In certain cases, our rural telephone companies participate in interstate revenue and cost sharing arrangements, referred to as pools, with other telephone companies. These pools are managed by NECA, which also provides administrative functions, such as the filing of the interstate access tariffs in which our operating companies participate. The NECA pools are funded by charges made by participating companies to customers. The revenue we receive from participation in NECA pools is based on our actual cost of providing the interstate services. Such costs are not precisely known until after year-end and special jurisdictional cost studies are completed. Cost estimates may be updated from time to time during the year, based on updated estimates of costs determined from review of actual costs for a portion of the year and the impact of specific transactions. Because our NECA pool revenues are based upon our costs, it is necessary for us to calculate our revenues during the year based on our cost estimates until final cost studies are completed. Final cost studies are generally completed during the second quarter following the year. For 2005 and 2004, the variance between our estimated revenues and our actual revenues, calculated based on the final cost studies, was less than 5%. Detailed rules for cost studies and participation in NECA pools are established by the FCC and codified in Title 47 of the Code of Federal Regulations.

Goodwill and Long-Lived Assets

Goodwill represents the excess of the purchase price of our acquisitions over the fair value of the net assets acquired and has an indefinite life. In accordance with the provisions of SFAS 142, we test goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as significant underperformance by a reporting unit relative to its historical or its projected future operating results, significant regulatory changes that would impact the financial condition or future operating results of the reporting unit or significant adverse industry or economic trends. In performing our review of goodwill under the terms of SFAS 142, we make certain estimates regarding the implied fair value of our individual operating companies where goodwill is recorded. Under SFAS 142, Step 1 in determining whether an impairment has occurred requires the valuation of the respective reporting unit, which we estimate using undiscounted cash flows and comparative market multiples when available and appropriate. In completing our analysis of the carrying value of goodwill, we rely on a number of factors, including actual operating results, market data and future business plans.

If our analysis indicates that goodwill is impaired, measuring its impairment requires a fair value estimate of each identified tangible and intangible asset per SFAS 142’s Step 2 evaluation. Step 2 requires the calculation of the implied fair value of goodwill by allocating the fair value of the reporting unit to its tangible and intangible net assets, other than goodwill. The remaining unallocated fair value represents the implied fair value of the goodwill. If the carrying value of the goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. If the implied fair value of goodwill exceeds its carrying amount, there is no impairment. See Note 1 to the consolidated financial statements for further discussion regarding goodwill.

We review the carrying value of our long-lived assets, primarily our fiber network, in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), to determine if the carrying value of these assets has been impaired. Our review on the carrying value of long-lived assets is conducted on an annual basis or more frequently if events or circumstances indicate that an impairment may exist. In accordance with the terms of SFAS 144, we estimate the undiscounted future cash flows to be generated by our long-lived assets and compare them to the carrying value of the respective assets. If the carrying value of the fiber network exceeds the undiscounted expected future cash flows, an impairment exists for the amount by which the carrying value of the asset exceeds its estimated fair value. Our estimate of the fair value of the long-lived asset would be made using the best information available, which may include among other things, quoted market prices, prices for similar assets and liabilities or present value techniques as allowed under SFAS 144.

During 2005, we made the decision to discontinue our operations in New Orleans, Louisiana, part of our edge-out services, because of a decline in our business from the impact of Hurricane Katrina on the overall economy and our customers in that region. As the result of that decision, we determined that certain telephone plant and equipment used in those operations was impaired, and accordingly, we took a charge of $0.6 million in 2005.

Income Taxes

In preparing our consolidated financial statements, we are required to estimate our provision for income taxes for federal purposes and for each of the jurisdictions where we have operations. This process involves estimating our current income tax expense or benefit, our actual current income tax liability or receivable, and assessing temporary differences resulting from different treatment of certain income and expense items for income tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets.

We also evaluate the likelihood that our deferred income tax assets will be recovered from future taxable income. To the extent that we believe it is more likely than not that our deferred income tax assets will not be recovered, we record a valuation allowance to reduce our deferred income tax assets to our estimate of their net realizable value. We periodically assess the recoverability of our deferred income tax assets and make adjustments to the valuation allowance. In performing this assessment, we consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies.

There are various factors that may cause our estimates used in establishing deferred income tax assets and liabilities to change. Changes in future U.S. federal and individual state income tax laws and regulations could have a material effect on our income tax estimates. We assess the impact of significant changes to the U.S. federal and state income tax laws and regulations on a regular basis and update the assumptions and estimates used to prepare our consolidated financial statements when new regulation and legislation is enacted.

As of September 30, 2006, we have recorded liabilities of $12.6 million for positions taken in prior tax returns that we believe were properly treated on such tax returns but have been challenged when the tax returns were audited or are subject to lawsuits by the Department of Justice. Our contingent income tax liabilities are reflected as deferred tax liabilities because the timing of the resolution of these audits and lawsuits is uncertain and if the positions taken on the tax returns are not ultimately sustained, we may be required to make cash payments plus interest. We use significant judgment in both the determination of probability and the determination as to whether a contingent tax liability is reasonably estimable. Because of uncertainties related to these matters, our contingent income tax liabilities are based on the best information at that time. As additional information becomes available, we reassess the potential liability related to our positions and revise our estimates accordingly.

Recent Accounting Pronouncement

The Financial Accounting Standards Board (“FASB”) issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on our financial statements and monitors the status of changes to issued exposure drafts and to proposed effective dates.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. (“SFAS 123R”). This new standard requires companies to adopt the fair value methodology of valuing stock-based compensation and recognizing that valuation in the financial statements from the date of grant. Our policy is to use the minimum value method to account for our share-based payments, however, we had no such arrangements as of September 30, 2006. We adopted the prospective transition method effective January 1, 2006, with no restatement of any prior periods. Under the prospective transition method, equity awards previously accounted for as variable awards under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, will continue to be accounted for as variable awards unless those awards are substantively modified after the adoption of SFAS 123R. The adoption of SFAS 123R had no effect on our financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006, which for us would be our fiscal year beginning January 1, 2007, and the provisions of FIN 48 will be applied to all tax positions upon initial adoption of the Interpretation. The cumulative effect of applying the provisions of this Interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We are currently evaluating the impact of FIN 48 on our financial statements but do not believe that its adoption will have a material effect on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 is definitional and disclosure oriented and addresses how companies should approach measuring fair value when required by generally accepted accounting principles. SFAS 157 does not create or modify any current GAAP requirements to apply fair value accounting but provides a single definition for fair value that is to be applied consistently for all accounting applications, and also generally describes and prioritizes, according to reliability, the methods and inputs used in valuations. The new measurement and disclosure requirements of SFAS 157 are effective in the first quarter of 2008. We are reviewing the impacts of adopting SFAS 157 on our consolidated financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (SAB 108), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. We will be required to adopt the provisions of SAB 108 in our financial statements for the fiscal year ended December 31, 2006. We do not believe that the adoption of SAB 108 will have a material impact our consolidated financial statements.

In September 2006, the FASB released Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). SFAS 158 requires that we recognize the over-funded or under-funded status of our defined benefit and retiree medical plans as an asset or liability in our financial statements for the fiscal year ended December 31, 2006, with changes in the funded status recognized through comprehensive income in the year in which they occur. We will be required to adopt the recognition and disclosure provisions of SFAS 158 as of December 31, 2006. We are currently reviewing the impact of adopting SFAS 158 on our consolidated financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Although we invest our short-term excess cash balances, the nature and quality of these investments are restricted under our internal investment policies and our long-term debt agreements. These investments are limited primarily to U.S. Treasury agreement and agency securities, certain time deposits and high quality repurchase agreements and high quality commercial paper. Other than with respect to the interest rate swap agreements discussed below, we do not invest in any derivative or commodity type instruments. Accordingly, we are subject to minimal market risk on our investments.

As of October 6, 2006, following a $5.0 million voluntary prepayment, our long-term debt consisted of $520.0 million outstanding under our term loan. The term loan, as amended, bears a weighted average effective interest rate of 7.3% as of October 6, 2006. We have interest rate swap agreements that fix the interest rate on $415.0 million of our term loan at a weighted average interest rate of 7.2%. Therefore, $105.0 million of our term loan remains variable and subject to interest rate risk if interest rates rise above their 7.6% rate as of October 6, 2006. A one percent increase in interest rates would result in an increase in our interest expense of approximately $1.1 million. Upon completion of the offering and repayment of $105.0 million of our term loan, the interest rate on 100.0% of our term loan will be fixed while our interest rate swap agreements remain in place.

As discussed above, we have entered into interest rate swap agreements to manage our exposure to fluctuations in interest rates on our variable rate indebtedness. Each floating rate payor under the interest rate swap agreements is a nationally recognized commercial bank, which has been accorded ratings similar to other large commercial banks by primary rating agencies. We will periodically monitor these credit ratings. While we may be exposed to losses due to non-performance of the bank counterparties, we consider the risk remote and do not expect the settlement of any such transaction to have a material effect on our financial condition, results of operations or cash flows.

INDUSTRY OVERVIEW

Industry and market data used throughout this prospectus were obtained from our own research, studies conducted by third parties and industry and general publications published by third parties. In some cases, these data are management estimates based on our industry and other knowledge. Neither we nor the underwriters have independently verified market and industry data from third-party sources. While we believe internal company estimates are reliable and market definitions are appropriate, they have not been verified by any independent sources.

Industry Participants

Industry participants include both incumbent and competitive local exchange carriers. The local exchange industry is comprised of a few large, well-known companies, including the four regional Bell operating companies, several mid-sized companies like us, and hundreds of relatively small independent companies. Incumbent local exchange carriers were the providers of local service in their service territories prior to the passage of the federal Telecom Act and have generally retained local service obligations. The Telecom Act, which amended the Communications Act, substantially changed the regulatory structure applicable to the telecommunications industry, with a stated goal of stimulating competition for virtually all telecommunications services, including local telephone service, long distance service and enhanced services. Competitive local exchange carriers have emerged as competing providers of local service since the passage of the Telecom Act. See “Regulation—Federal Regulation.”

Large incumbent local exchange carriers generate the vast majority of the nation’s local exchange revenues and provide a majority of the nation’s access lines. A majority of the mid-sized and small incumbent local exchange carriers operate in rural areas and are referred to as rural local exchange carriers. Rural local exchange carriers generally experience stable revenues and predictable cash flows due to their stable customer bases and limited wireline competition. Compared to urban operators, rural local exchange carriers, which serve rural communities and small cities and towns, generally have limited wireline competition because of the lower customer density in their service areas and the high residential percentage of their subscriber base. In addition, rural local exchange carriers benefit from a favorable regulatory environment which limits the requirement to resell elements of their networks to competing carriers and a universal service fund which compensates rural local exchange carriers to partially offset the higher costs of operating in rural areas.

Rural local exchange carriers owned by families or small groups of individuals face technical, administrative and regulatory complexities of the local telephone business which challenge the capabilities of local management. We believe that the owners of many of these small companies will consider selling their businesses. In addition, several larger, urban oriented, telephone companies have sold, or are considering selling, a portion of their rural telephone exchanges in order to focus on major metropolitan operations that generate the majority of their revenues. As a result, we believe that there will be further acquisition opportunities for rural telephone operations.

Interexchange carriers generally provide long distance services between telephone users, often using local exchange carriers networks to originate and terminate calls. These interexchange carriers operate interconnected networks that comprise, together with the local exchange carriers, a system referred to as the public switched telephone network. Through the public switched telephone network, any user of switched telecommunications services has the ability to place a call to any other switched telecommunications user in the nation. Other providers, such as wireless carriers, and technological developments, such as digital microwave, satellite and VOIP, offer alternatives to traditional telecommunications services.

BUSINESS

Our Business

Overview

We operate rural telephone companies that serve business and residential customers primarily in Alabama, Georgia, Illinois and North Carolina. We offer our customers a variety of telecommunications services, including local and long distance voice services and Internet access services. Our rural telephone companies have been serving their local communities for over 50 years.

We were founded with the goal of acquiring, integrating and improving operations at rural telephone companies. Since 1998, we have acquired five rural telephone operations and manage them as four distinct rural telephone companies. With these acquisitions, we purchased established businesses with stable cash flows, governmental authorizations and certifications in place. In addition, most of our purchases included operational support systems, experienced management and key personnel and technologically advanced facilities. We believe our disciplined approach to operations has allowed us to improve the operations at each of our acquired rural telephone companies.

Our rural telephone companies have historically benefited from limited competition and a favorable regulatory environment, which we believe leads to stable operations. Competition is typically limited in areas served by rural telephone companies because they generally are sparsely populated and rural, with predominantly residential customers. Accordingly, the cost of operations and capital investment requirements for new entrants is high. At the same time, existing state and federal regulations permit us to charge rates that enable us to recover our operating costs plus a reasonable rate of return on our invested capital (as determined by relevant regulatory authorities). In addition, we benefit from federal policies establishing the principle that rates in rural areas should be reasonably comparable to rates in urban areas. These policies have resulted in state and federal universal service funding payments to assist in the recovery of costs in high cost rural areas, such as those served by our operating companies. For the nine months ended September 30, 2006 and for the years ended December 31, 2005 and December 31, 2004, 6.8%, 7.0% and 6.6%, respectively, of our total revenues were attributable to such payments.

As of September 30, 2006, we had 238,207 connections in service consisting of 184,578 voice access lines and 53,629 broadband connections.

An important part of our operating strategy for acquisitions is to maintain, to the extent possible, the local identity, customer service and management presence of the acquired company. With the exception of Gallatin River and the Milton and Gatewood exchanges acquired in April 2005, our rural telephone companies continue to operate with the same corporate identity by which they were recognized before the acquisition. The responsibility for the operations of each rural telephone company is directed by an experienced, local management team. We have consolidated certain functions, including the purchase of certain products and services for the benefit of all of our rural telephone companies, at Madison River Management, LLC, or Madison River Management, in an effort to provide efficiencies and cost savings that could not be gained by each rural telephone company acting individually. Madison River Management provides certain management services to each of our operating companies, including: personnel and payroll management; finance, accounting and tax services; legal, regulatory and compliance advice; and information technology, data processing and engineering services. The services are performed at a fixed annual rate which is negotiated in large part based on the size of the operating company and the services to be provided. Our rural telephone companies paid Madison River Management aggregate fees of approximately $25.5 million in 2005 for these services. In addition, our rural telephone companies share information between respective management teams regarding process improvements that have been implemented and best practices that are employed to leverage the knowledge developed by each rural telephone company and further the overall improvement in operations.

Our Strengths

We believe we are distinguished by the following competitive strengths, each of which will contribute to produce stable cash flows:

•	Long-standing local operations with limited competition. As a locally-managed and operated rural telephone company, active in our markets for over 50 years, we believe we have a reputation for providing high quality telecommunications services. We feel we play an integral role in the communities we serve. We believe our thorough knowledge of the markets we operate in, our established operations and our reputation for a high standard of service give us a competitive advantage.

•	Proven track record of service growth. We have succeeded in consistently growing the services used by our customers by offering an integrated bundle of local, long-distance and Internet and enhanced data services as well as other enhanced services such as call waiting and caller identification. For example, our broadband service penetration as a percentage of residential primary lines in our service area was 44.4% at September 30, 2006 compared to the national average of approximately 42.3% of total households at such time. As of September 30, 2006, 62.4% of our local service customers used our long distance service, up from 59.5% at September 30, 2005. The services we provide can be purchased separately but more often are included in a package with selected other service offerings, often referred to as bundling. We believe that a fully-integrated bundle of services increases penetration of new and existing services and customer loyalty.

•	Technologically advanced and scalable network infrastructure. We have a technologically advanced network capable of delivering a full suite of telecommunications services to our customers. We are currently able to offer broadband to approximately 99% of our customers and our network is capable of supporting future generations of broadband services with minimal investment in physical infrastructure. We currently provide high-speed Internet service at multi-megabit per second speeds. We are capable of providing multi-megabit per second service to approximately 89% of our customers.

•	Disciplined approach to operations. We bring a disciplined approach to operations, including a strict budgeting process and providing our employees with incentives to meet operating targets and improve cash flows. We believe our disciplined approach to operations allows us to acquire rural telephone companies and improve their operations.

•	Successful track record of acquisitions and integration. Since 1998, we have acquired and integrated five rural telephone companies that were established businesses with stable cash flows, governmental authorizations in place, operational support systems, experienced personnel and technologically advanced facilities. We believe we have successfully integrated these telephone companies within our organization and have been able to improve the business and operations at each of these acquired telephone companies.

•	Experienced and proven management team. We have an experienced management team, averaging over 30 years of experience in telecommunications, network engineering and operations, customer care, sales and marketing, project development, regulatory management and finance. We believe our management team has successfully demonstrated the ability to acquire and integrate strategic assets into our existing operations. Further, we believe the skill and experience of our management team continues to provide significant benefits to us as we evaluate opportunities to enhance and expand our service offerings and grow our rural telecommunications business.

•	Geographically diversified markets. Our rural telephone companies provide local and long distance services and high-speed data and Internet access primarily in the states of Alabama, Georgia, Illinois and North Carolina. Operating in multiple states limits our exposure to regulatory or operational risk in any one state.

Our Strategy

Our objective is to maintain and strengthen our position as a leading provider of telephone services in our target markets in the Southeast and Midwest. The key elements of our strategy include:

•	Continuing to improve operating efficiencies by providing centrally managed resources and sharing best practices across our operations. We have centralized many of our business and back office functions, including network management, network operations, information technology, procurement, regulatory, finance, accounting, legal and human resources, resulting in a more efficient utilization of resources. By providing these centrally managed resources to our operating companies, we allow our local management and customer service functions to focus on their business locally and better serve our customers in a cost-effective manner. We intend to continue to identify and develop more cost efficient methods of managing our business processes, including sharing and implementing best practices across our operations, to provide a higher level of service to our operating companies and our customers.

•	Taking a disciplined approach to capital expenditures. We purchased established telephone companies with operational support systems and technologically advanced network facilities. Furthermore, we invested significant amounts during 2000 and 2001 to build-out and enhance our telephone plant and network facilities in our markets. Absent major changes in technology, we believe that our network facilities are capable of providing a high quality, full suite of telecommunications services to our customers without significant alterations or enhancements. We currently estimate that capital expenditures in fiscal 2006 will be approximately $13.6 million. We will continue to maintain a disciplined approach to making capital expenditures. We review each element of our business to determine possible capital expenditure programs and then prioritize them based on a return on investment model.

•	Improving on our competitive position through superior service offerings by continuing to add new services and providing bundled offerings. We focus on delivering superior, high quality services to our customers. We were the first company in our markets to offer high-speed Internet access and regularly introduce new services to our customers. We also were the first company to offer a bundle in our markets which offers, for a single price, unlimited use of local telephone service, long distance service, high-speed broadband service for Internet access as well as custom calling features, including caller identification and voicemail. We intend to continue to add new services and provide bundle offerings which we believe will allow us to continue to build upon our strong competitive position.

•	Expanding market position through knowledge of local markets and strong customer retention. We have dedicated and experienced senior managers and customer service representatives located in each region in which we operate with an extensive knowledge of the dynamics of their specific markets and the needs of our customers. In each of our markets, we maintain business offices that provide our customers the opportunity to meet personally with our local management, customer service and sales representatives and pay their bills directly. We intend to build upon our local presence to continue to produce better than industry average growth in customer connections and strong customer retention.

•	Growing through selective acquisitions. We believe that we can continue to add value to our business by selectively acquiring rural telecommunication assets and effectively integrating them into our organization. In evaluating acquisition opportunities, we apply rigorous selection criteria which include, among other things, the opportunity to improve cost structure, margins and operations; current and historical operating performance; geographic location of network; market demographic profile; quality of infrastructure and facilities; regulatory environment; and outlook, integration and management.

Products and Services

We seek to capitalize on our local presence and network infrastructure by offering a full suite of integrated communications services in voice, high-speed data, fiber transport, Internet access and long distance services, as well as value-added features such as call waiting, caller identification, voicemail and conference bridge services, all on one bill. Set forth below are brief descriptions of the communications services we provide to our customers in our markets:

Local voice services

We provide basic local voice telephone service to residential and business customers in our franchised territories. Except for customers of Gallatin River, our customers are charged a flat monthly fee for the use of this service. Our Gallatin River customers pay a flat fee plus local usage pursuant to a local measured service type tariff. We also offer our customers a variety of custom calling features, such as voicemail, caller identification, call waiting and call forwarding. These custom calling features are bundled into packages with other services and sold at a discount as well as being offered separately. We charge a flat monthly fee for these custom calling features that will vary depending on the bundled offering and types of services selected. As of September 30, 2006, our rural telephone companies served 176,018 voice access lines, comprised of 115,125 residential access lines and 60,893 business access lines, in our franchised territories. In addition, we provided the following custom calling features to customers: 60,427 voicemail accounts, 80,121 caller identification accounts, 74,736 call waiting accounts and 69,109 call forwarding accounts.

Also included in our local voice service revenues are network access revenues. Network access revenues are earned for the origination and termination of long distance calls, and usually involve more than one carrier providing long distance service to the customer. Long distance calls are generally billed to the customer originating the call. Therefore, a mechanism is required to compensate each carrier involved in providing services related to the long distance calls such as the origination and termination of the long distance call. This mechanism is referred to as a network access charge and revenues from these charges are derived from charges to the end user of the service as well as billings to interexchange carriers for the use of our facilities to access our customers. In addition, payments received from our participation in universal service funding mechanisms are included as part of network access revenues. Universal service funding mechanisms provide payments for the capital invested in communications infrastructure to promote universal telecommunications services at affordable rates for rural customers. For the nine months ended September 30, 2006 and September 30, 2005, local voice service revenues represented 64.5% and 66.7%, respectively, of our total revenues.

Long distance voice services

We provide long distance voice services under our own brand names in each of our franchised territories. Long distance voice revenues are earned primarily as our long distance customers make calls. The charges are based on the length of the calls and the rate charged per minute unless service is provided under one of our bundled packages at a fixed price. With certain of our bundled packages, customers pay a fixed minimum monthly charge for our long distance service independent of the actual calls made. We bundle our long distance service with other custom calling features to offer an attractively priced option to our customers. We have resale agreements with Global Crossing, Qwest Communications Corp., MCI Communications, Inc. and Sprint Communications Company, LP to provide long distance transmission services to our customers. Each of these agreements can be terminated with written notice for no penalty and none of the agreements contain a monthly minimum volume commitment except for MCI’s contract, which has a $500 monthly minimum requirement. The current resale agreements with Global Crossing and Sprint Communications remain in place until terminated and the Qwest agreement expires in February 2007. As of September 30, 2006, we had 109,877 long distance accounts in our franchised territories. For the nine months ended September 30, 2006 and September 30, 2005, long distance voice service revenues represented 8.4% and 8.3%, respectively, of our total revenues.

Internet and enhanced data services

We provide broadband services and dial-up Internet services in our franchised territories. Our broadband service provides high-speed access to the Internet at multi-megabit per second upload and download speeds. Our broadband service is purchased by both residential and business customers for a flat monthly fee that is not dependent on usage. Currently, we are capable of providing broadband service to approximately 99% of our access lines. Our dial-up Internet service provides customers, primarily residential customers, with a connection for unlimited access to the Internet over their existing phone lines for a flat monthly fee. Customers using our Internet access services have the ability to establish an email account and to send and receive email. We offer our customers these services as part of discounted bundled packages that include other services and features. As of September 30, 2006, we had 52,800 broadband connections in service and 7,386 dial-up Internet access subscribers in our franchised territories. For the nine months ended September 30, 2006 and September 30, 2005, Internet and enhanced data service revenues represented 13.5% and 12.4%, respectively, of our total revenues.

Edge-out services

In markets near our franchised territories in Illinois and North Carolina, we provide local, long distance and high-speed data services primarily to medium and large businesses. In addition, as part of our edge-out services, we maintain and market a fiber transport and Internet egress business to customers primarily in the Southeast region of the United States. In our edge-out markets, we provided basic local exchange services to 8,560 voice access lines and 829 high-speed data connections as of September 30, 2006. We provide data and Internet related services to our customers primarily using asynchronous transfer mode, or ATM, switches distributed strategically throughout our network, enabling customers to use a single network connection to communicate with multiple sites throughout our fiber optic network and egress to the Internet.

Previously, we had edge-out services operations in New Orleans, Louisiana serving New Orleans and surrounding communities including Biloxi and Gulfport, Mississippi. On August 29, 2005, Hurricane Katrina came ashore east of New Orleans causing significant wind and flood damage to areas of Mississippi and Louisiana, including New Orleans. The effects of the storm and subsequent flooding impacted our edge-out services operations in the New Orleans market. Our facilities in New Orleans sustained limited damage but remained operational. However, the significant impact of Hurricane Katrina on the economy in New Orleans and surrounding regions following the storm resulted in a significant loss of our customers and decline in our business. As a result of these factors, we made the decision to systematically close substantially all of our edge-out services operations in New Orleans. We notified our affected customers in December 2005 of our decision and we suspended the provision of voice and data services to these customers as of March 1, 2006. We completed the closure our operations, including the termination of certain contracts and removal of our equipment, during the second quarter of 2006. Prior to the storm, we served approximately 3,800 connections in the New Orleans market with revenues of approximately $250,000 per month. We do not believe the termination of our operations in New Orleans will have a material impact on our financial position, results of operations or cash flows.

Our transport business customers are other interexchange carriers and major accounts and we provide services such as intercity transport, including both high capacity and optical wavelength transport, metro access services and Internet egress services at a DS-3 level and above. For the nine months ended September 30, 2006 and September 30, 2005, edge-out service revenues represented 4.2% and 4.3%, respectively, of our total revenues.

Miscellaneous services and equipment

Our telephone directory and other miscellaneous revenues consist primarily of revenues from advertising sold in our telephone directories, revenues earned from construction of telecommunications facilities for customers, revenues earned from sales of telephone equipment to business customers and revenues earned from other carriers for billing their long-distance customers for long-distance calls and collecting the amounts due.

Our directory service provides telephone directories in our franchised territories that consist of residential and business white and yellow page listings and advertisements. We currently produce eight different directories in our service areas and intend to combine the three smallest directories with larger directories providing coverage to nearby or adjacent market areas. We provide this service through third-party contractors who pay us a percentage of revenues realized from the sale of advertising placed in these directories.

For certain large customers, we earn revenues from construction of certain telecommunication facilities designed for their specific use. We are a reseller of telephone equipment, such as telephone systems and handsets, primarily to business customers. As part of this service, we provide installation and support to our customers including maintenance under contract agreements for fees based on the level of services provided. For the nine months ended September 30, 2006 and September 30, 2005, telephone directory and other miscellaneous revenues represented 9.4% and 8.3%, respectively, of our total revenues.

In 2005, we entered into an agreement with the National Rural Telecommunications Cooperative to offer DIRECTV satellite television service to our customers. We have achieved a residential penetration rate of approximately 2.9% as of September 30, 2006. While this product offering is important to enhancing our overall bundle of services, we do not believe that it will have a material impact on our results of operations or cash flows going forward. As expected, this agreement has not required significant cash outlays to implement or provide services to customers.

Our Markets

Our franchised territories are predominantly in rural areas and small towns and cities. We are the incumbent provider of basic telephone services in these markets. At September 30, 2006, we served 176,018 voice access lines, of which approximately 65.4% were residential and 34.6% were business in our franchised territories. We believe our markets have demonstrated the need and potential for a provider of a full range of communications solutions. We strive to be the service provider of choice for our customers in our franchised territories by providing a full suite of integrated communications services in local and long distance voice, high-speed data, Internet access and custom calling features.

We have dedicated and experienced senior managers and customer service representatives located in each region in which we operate with an extensive knowledge of the dynamics of their specific markets and the needs of our customers. In each of our markets, we maintain business offices that provide our customers the opportunity to meet personally with our local management, customer service and sales representatives and pay their bills directly.

Our four rural telephone companies, their location, date acquired and total number of voice access lines and broadband connections in service in their franchised territories at September 30, 2006 are:

Company	Headquarters	Date Acquired	Connections at September 30, 2006
Mebtel, Inc.	Mebane, North Carolina	January 1998	19,369
Gallatin River Communications, LLC	Galesburg, Illinois	November 1998	78,502
Gulf Telephone Company	Foley, Alabama	September 1999	78,155
Coastal Utilities, Inc.	Hinesville, Georgia	March 2000	52,792

On April 30, 2005, our North Carolina rural telephone company, Mebtel, Inc., completed the acquisition of certain rural telephone assets comprising two exchanges in North Carolina for approximately $6.3 million. As of September 30, 2006, these exchanges served 3,993 connections, consisting of 3,436 voice access lines and 557 broadband connections, and 2,493 long distance accounts. We upgraded the network serving these two exchanges to allow us to begin offering broadband service during the third quarter of 2005. Mebtel, Inc.’s connection totals in the table above include the voice access and broadband connections related to this acquisition.

We believe that our markets in the Southeast are experiencing a positive growth dynamic with several factors potentially driving growth. In particular, Coastal Utilities, Inc. is expected to benefit from the continued impact of military spending at Fort Stewart as well as expected growth in commercial development within its service area. Planned commercial development includes construction of a 1.9 million square foot distribution center by Target and also expansion of the retail sector in the Bryan and Liberty county markets served by Coastal Utilities, Inc.

We believe Mebtel, Inc. could benefit from significant commercial development within its service area as a result of growth in jobs and population. Specifically, the Interstate 85/Interstate 40 corridor that crosses through Mebtel’s service area is experiencing development of retail centers around anchor tenants such as Wal-Mart and Lowes Hardware. We believe the North Carolina Industrial Center, a 550-acre mixed-use development site, continues to be an attractive location for the development of distribution centers. Ford Motor Company, W.S. Babcock and others have recently opened distribution centers in the area.

GulfTel Communications’ service area has seen continued strength in tourism along the Gulf Coast driving new development and expansion. The population in Gulf Shores and Orange Beach nearly doubled between 1990 and 2003, and Baldwin County is currently ranked by Policom, an independent economic research firm, as the eighth strongest micropolitan economy in the Southeast. The area is considered to be an attractive region for conventions and has a significant amount of beachfront property under development.

In our markets, our rural telephone companies serve primarily three types of customers:

1.	Residential and business customers located in our local service areas that buy local and long distance voice services and Internet access services;

2.	Interexchange carriers, wireless and other carriers that pay for access to long distance customers located within the respective rural telephone companies’ local service areas; and

3.	Customers that purchase miscellaneous services such as directory advertising or customer premise equipment.

We also operate as a competitive local exchange carrier, or CLEC, which we refer to as our edge-out services, or EOS, providing local and long distance voice services, high-speed data and Internet access services in two edge-out markets established in territories that were in close proximity to our rural telephone companies in Illinois and North Carolina. By developing markets in close proximity to our rural telephone company operations, or “edging out” from those operations, we were able to leverage off of the resources that our rural telephone companies could provide. The responsibility for managing and operating our edge-out services is with the managers of our respective rural telephone companies. Customers of our edge-out services are generally medium and large businesses that utilize eight voice lines or more and high speed data services. Our edge-out services provide integrated communications services built on high speed broadband service offerings utilizing advanced bandwidth enhancing technologies such as asynchronous transfer mode, or ATM, high speed data and fiber optic networks. Currently, our two primary edge-out markets are: (i) the Triangle (Raleigh, Durham and Chapel Hill) and Triad (Greensboro and Winston-Salem) regions of North Carolina; and (ii) Peoria and Bloomington, Illinois. We also provide certain residential and business edge-out services in close proximity to our rural telephone operations in Georgia in close proximity to our Hinesville Georgia rural telephone company operations.

Sales and Marketing

Our marketing approach emphasizes customer oriented sales, marketing and service with a local presence. In our franchised territories, we market our products primarily through our customer service and sales representatives supported by direct mail, bill inserts, newspaper advertising, website promotions, public relations activities and sponsorship of community events. Best sales practices are shared amongst our rural telephone companies. In each of our markets, we maintain business offices that allow our customers the opportunity to pay their bills directly or meet personally with our local management, customer service and sales representatives. Our customer service and sales representatives are well trained and earn incentive compensation to promote sales of services to customers that meet their unique needs. In each rural telephone company, we also have quota-carrying outside sales representatives that market to businesses by offering focused, customized proposals.

The services we provide can be purchased separately but more often are included in a package with selected other service offerings, often referred to as bundling, and sold at a discount. Our sales and marketing strategy for our operations in our franchised territories focuses on the bundling of services and the benefits it provides to our customers. We believe that a fully-integrated bundle of services maximizes our opportunity to increase penetration of new and existing services and reduces our risks of losing customers to increasingly aggressive competitors. We feel that the convenience and simplicity of a single provider and a single bill, in addition to the cost savings, is highly valued by our customers. Because of the convenience a bundle offers, we believe customers are more satisfied and less likely to select other vendors as their telecommunications provider.

In 2003, we introduced a residential bundled offering in each of our markets which we have branded as our “No Limits” package. Our primary residential bundled offering is our No Limits-Broadband package. Our results show that the No Limits-Broadband package has been successful in increasing penetration rates in services such as broadband and long distance as many of our existing customers selecting the No Limits-Broadband package are new broadband subscribers and long distance customers. The No Limits-Broadband bundle is marketed to our residential customers at a price that varies slightly by location. We believe our pricing points for the No Limits-Broadband package is at a level equal to or better than packages offered by cable, wireless, and interexchange competitors in our markets. The No Limits-Broadband package offers:

•	unlimited local telephone service;

•	unlimited nationwide long distance;

•	unlimited use of our most popular custom calling features including caller identification and voicemail; and

•	unlimited use of our high-speed broadband service for Internet access.

We have begun to offer a No Limits-Telephone bundle in selected markets. This bundle includes the first three voice services and feature sets listed above, but not the broadband service.

During the latter part of the first quarter of 2006, we introduced a new broadband offering called Broadband Lite in our RLEC markets which offers approximately one-half of a megabit per second of download speed. Our flagship broadband product offers download speeds of up to 8 megabits per second. Broadband Lite, priced around $20, is designed to migrate our dial-up customers to our broadband platform with always-on service at about ten times the speed of dial-up. As expected, the addition of the Broadband Lite product offering has contributed to our growth in broadband penetration as acceptance of this product has been strong. However, as it is being offered at a pricing point that is lower than our premium broadband offering, we have seen our monthly average revenue per unit for broadband services decline. As we continue to add new Broadband Lite subscribers, we expect that our average revenue per unit for broadband connections will continue to decline; however, we anticipate that many Broadband Lite customers will upgrade to our higher speed, higher margin broadband product offerings.

We also employ marketing campaigns to systematically move customers from our dial-up Internet service to our broadband service and from purchasing single services to purchasing bundled options like the No Limits package. Because of the convenience a bundle offers, we believe customers are more satisfied and less likely to seek other vendors for their voice and data services.

In our edge-out services, our sales and marketing group consists of an agent liaison manager for our two edge-out operating regions that works with numerous companies authorized as agents to market our services. In addition, two quota-carrying outside sales representatives for Gallatin River in Illinois also market edge-out services. Our agents and our direct sales force market our services to medium and large businesses. These sales forces make direct calls to prospective and existing business customers, conduct analyses of business customers’ usage histories and service needs, and demonstrate how our service package will improve a customer’s communications capabilities and costs. Our network engineers work closely with our sales representatives to design service products and applications, such as high-speed data and wholesale transport services, for our customers. For our existing customer base, our Client Based Marketing group handles contract renewals and upgrades. We serve our edge-out markets predominantly from our established operations in Mebane, North Carolina and Pekin, Illinois. Our local offices are primarily responsible for coordinating service and customer premise equipment installation activities. Our technicians survey customer premises to assess building entry, power and space requirements and coordinate delivery, installation and testing of equipment.

We believe that our edge-out customers value our “single point of contact” for meeting their telecommunications needs as well as our ability to provide a fully integrated portfolio of services. Our ATM-based services are fully monitored for service performance by systems in our network operations center, enabling us to provide preventative as well as corrective maintenance 24 hours a day, 365 days a year.

We seek to maintain and enhance the strong brand identity and reputation that each of our rural telephone companies enjoys in its communities. We believe this provides us with a competitive advantage. For example, in each of our major areas of operation, we market our products and presence through our local brand names, Mebtel Communications in North Carolina, Gallatin River Communications in Illinois, GulfTel Communications in Alabama and Coastal Communications in Georgia. As we market new services, or reach out from our established markets, we will seek to use our brand identities to attain increased recognition with potential customers. In our edge-out markets, we are building and enhancing our brand identity as Madison River Communications.

Network

We offer facilities-based services in each of our markets. Our fully integrated telecommunications network is comprised primarily of ATM core switches, capable of handling both voice and data, and time division modulation digital central office switches and our packet network used for broadband services that reach approximately 99% of our access lines in our franchised territories. Our network also includes approximately 3,800 route miles of local and long-haul fiber optic network predominately based in the southeastern United States. We currently own predominantly all of our network facilities in our operations in our franchised territories. In our edge-out services, we own most of our network facilities, including substantially all of our long-haul fiber network, but do lease certain facilities and elements to allow us to serve our customers. We have not booked any revenues from swaps of indefeasible rights to use.

We have a full suite of proven operational support systems and customer care/billing systems that we believe allow us to meet or exceed our customers’ expectations. Our operational support systems include automated provisioning and service activation systems, mechanized line record and trouble reporting systems, inter-company provisioning and trading partner electronic data exchange systems. We employ an Internet service provider provisioning system and helpdesk database software to assist new data customers and to communicate with them when necessary. We currently bill our edge-out, Mebtel, Inc., Gallatin River Communications and Gulf Telephone Company customers using our Unix-based Single View billing system. We bill our Coastal Utilities customers using an AS400 based billing system from Comsoft. During the fourth quarter of 2005, we successfully migrated Gallatin River’s billing from a third party vendor to our Single View billing system which effectively allows us to provide customer billing for each of our companies using our internal resources. We believe our operational support systems are scalable to accommodate reasonable growth and expansion we may experience.

Our network operations center located in Mebane, North Carolina monitors all of our networks, transport and ATM elements, our internal network routers and transport elements, digital switching systems and ISP infrastructure devices twenty-four hours a day, 365 days a year.

The majority of our fiber optic network comprises a long-haul network in the southeast United States that connects Atlanta, Georgia and Dallas, Texas, two of the five United States Tier I Network Access Points. Further, the route connects other metropolitan areas such as Mobile and Montgomery, Alabama; Biloxi, Mississippi; New Orleans, Louisiana; and Houston and Dallas, Texas. We have designated Atlanta and Dallas as our Internet egress points.

In connection with our offering of local exchange services in our edge-out markets, we have entered into interconnection agreements to resell the incumbent carrier’s local exchange services and interconnect our network with the incumbent carrier’s network for the purpose of immediately gaining access to the unbundled network elements necessary to provide local exchange services and high-speed data service. We have entered into such interconnection agreements with BellSouth, Verizon, Sprint and AT&T. Under the interconnection agreements, we may resell one or more unbundled network elements of the incumbent carriers at agreed upon prices. Our agreement with BellSouth is effective through August 5, 2009. The initial term of our agreement with Sprint has been fulfilled and by the terms of the agreement it continues in force subject to termination by either party on 60 days’ notice. We have two interconnection agreements with Verizon which automatically renew for six month terms unless either party gives 90 days notice of its intent to terminate. Our agreement with AT&T is terminable at any time by either party upon 180 days notice. As discussed further under the caption “Regulation”, the status of our interconnection agreements with the incumbent carriers is subject to modification due to a ruling by the DC Circuit Court to vacate and remand portions of the FCC’s Triennial Review Order. As a result of this ruling, the FCC issued new rules on December 15, 2004. These new rules limit the ability of our edge-out services operations to purchase high speed transport and loop unbundled network elements at favorable prices from the incumbent local exchange carriers in certain high density markets, including our markets in Raleigh and Durham, North Carolina. These new rules, however, remain subject to further legal challenge and, accordingly, we cannot be certain whether the interconnection agreements we have with other incumbent local exchange carriers will remain in effect or will be subject to significant modifications.

Competition

We operate primarily as an incumbent local exchange carrier in our franchised territories in an industry that is highly competitive. However, due to the rural, low-density characteristics of our existing operating areas, the high cost of entry into these markets and the lack of concentration of medium and large business users, we believe that compared to local exchange carriers serving more urban and densely populated areas, we have historically faced less competition in our existing markets. As characteristics of our markets change, regulatory barriers are removed and entry costs decrease, the likelihood of local competitors entering our markets may increase. Significant and potentially larger competitors could enter our markets at almost any time. Use of bundles of service, provided at a discount, helps us to gain market share and increase our monthly average revenue per unit for a subscriber of the bundle. In each of our operations, we have benefited from being first to market with broadband service, particularly since customers avoid changing broadband service providers and e-mail addresses when they are satisfied with the quality of service and pricing received from their existing provider. Our competitors are expected to utilize a similar strategy in competing with us, but generally have concentrated their marketing efforts on larger cities, which has allowed us to achieve the advantage of being the first to market.

We currently face competition from, and in the future may face additional competition from, other telecommunications providers, including cable television companies, wireless telecommunications providers, competitive local exchange carriers, VOIP providers, electric utilities, microwave carriers, Internet service providers and private networks built by large end users and municipalities.

Local and Long Distance.    With wireless telephone companies offering significant minutes of use, including long distance calls, for a flat fee, customers may believe it is more cost effective to substitute their wireless telephones for wireline telephones and to use their wireless telephones to make long distance calls, and we may experience a decrease in our local, long distance and network access service revenues. Wireline to wireless intermodal number portability, or the ability of a customer to change from a traditional wireline service provider to a wireless service provider while retaining his or her telephone number, may increase the attractiveness of wireless service as a substitute for our wireline services. In each of our rural telephone company markets, we have competition from competitive local exchange carriers and VOIP providers for voice services. Additionally, each of our rural telephone companies’ long-distance services compete with Verizon, Sprint and AT&T and, other than at our Illinois rural telephone company, BellSouth.

Cable television companies are deploying the ability to provide voice services over their network facilities which could create additional competition for our voice services. Although not currently available in our markets, we expect cable television companies to begin offering voice services in each of our markets beginning in the fourth quarter of 2006 through the first half of 2007, which we believe will intensify the competition for voice customers.

Internet Services.    We face competition for high-speed access to the Internet from cable television companies in each of our markets. We also have facilities-based interconnection agreements at Gallatin River and Gulf Telephone and could potentially enter into more interconnection agreements in the future, some of which may allow competitors to provide additional broadband services to our customers. Our primary broadband competitors providing cable modem service are Time Warner Cable in North Carolina, Insight Communications in Illinois, Mediacom in Alabama and Comcast in Georgia.

Edge-Out Services.    In each of the edge-out markets where we provide competitive local services, the services we offer compete principally with the services offered by the incumbent local exchange carrier serving that area. These local telephone companies have long-standing relationships with their customers and have the potential to fund their competitive services with their monopoly service revenues. Incumbent local exchange carriers are generally constrained in pricing by tariffs filed with state and federal regulators. Such carriers generally are not free to reduce customer pricing in response to specific competitive situations, but are required to use filed and approved tariffs, rates and terms for all customers. In many cases, these carriers unsuccessfully have sought the approval of regulators for increased pricing flexibility to help them respond to competitive offerings. Such pricing flexibility would allow an incumbent local exchange carrier to offer lower prices only to customers at risk of converting to competitive providers. Such pricing flexibility would make marketing of our competitive local exchange carrier services more difficult. Pursuant to the Telecom Act, it is likely that as competition increases, the FCC will forbear from exercising regulatory authority over additional aspects of the operations of incumbent local exchange carriers; similar changes may occur with respect to state regulation. As a result, incumbent local exchange carriers may be afforded increased pricing flexibility for their services and other regulatory relief, which could adversely effect our competitive local operations. The incumbent local exchange carriers with which we compete may be allowed by regulators to lower rates for their services, engage in substantial volume and term discount pricing practices for their customers or seek to charge us substantial fees for interconnection to their networks.

Other incumbent local exchange carriers can also adversely affect the pace at which we add new customers to our edge-out business by prolonging the process of providing unbundled network elements, collocations, intercompany trunks and operations support system interfaces, which allow the electronic transfer between incumbent local exchange carriers and competitive local exchange carriers of needed information about customer accounts, service orders and repairs. Although the Telecom Act requires incumbent local exchange carriers to provide the unbundled network elements, interconnections and operations support system interfaces needed to allow the competitive local exchange carriers and other new entrants to the local exchange market to obtain service comparable to that provided by the incumbent local exchange carriers to their own customers in terms of installation time, repair response time, billing and other administrative functions, in many cases the incumbent local exchange carriers have not complied with the mandates of the Telecom Act to the satisfaction of many competitors. In addition, the interconnection regulations may be affected by the outcome of pending court decisions and FCC rulemaking.

Employees

As of September 30, 2006, our work force consisted of 602 full-time employees of which 125 of our employees at Gallatin River are subject to collective bargaining agreements with the International Brotherhood of Electrical Workers, or IBEW, and with the Communications Workers of America, or CWA. A new collective bargaining agreement with the CWA, covering 56 employees of Gallatin River in Galesburg, Illinois for a period of five years, was completed on April 28, 2005. On October 6, 2005 and November 30, 2005, we completed new collective bargaining agreements with IBEW, covering 52 employees of Gallatin River Communications in Pekin, Illinois and 29 employees in Dixon, Illinois, respectively. Each of the three agreements is for five years.

An important element of each of these agreements was the ability to freeze the further accrual of benefits for these employees under our defined benefit pension plan in exchange for an enhancement to their defined contribution 401(k) plan. Effective with this change, the further accrual of benefits under our defined benefit pension plan for all participants in the pension plan is now frozen. We will be required to make cash contributions to the pension plan in the future to fund our obligation. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. We also believe that our relations with our employees are good.

Environmental Regulations

Our operations are subject to federal, state and local laws and regulations governing the use, storage, disposal of, and exposure to, hazardous materials, the release of pollutants into the environment and the remediation of contamination. As an owner or operator of property and a generator of hazardous wastes, we could be subject to certain environmental laws that impose liability for the entire cost of cleanup at a contaminated site, regardless of fault or the lawfulness of the activity that resulted in contamination. We believe, however, that our operations are in substantial compliance with applicable environmental laws and regulations.

Properties

We own and lease offices and space in a number of locations within our operating markets, primarily for our corporate and administrative offices, central office switches and business offices, network operations centers, customer service centers, sales offices and network equipment installations. Our corporate headquarters and our accounting center are located in approximately 47,000 square feet of leased space in a building in Mebane, North Carolina. The lease for the corporate headquarters, including our renewal options, will expire in approximately 13 years.

Our rural telephone companies own substantially all of the properties used for their central office switches, business offices, regional headquarters and warehouse space in their operating regions. The poles, lines, wires, cable, conduits and related equipment owned by the rural telephone companies are located primarily on properties that we do not own, but are available for the rural telephone companies’ use pursuant to consents of various governmental bodies or subject to leases, permits, easements or other agreements with the owners. Our rural telephone companies own approximately 1,400 route miles of fiber in their operating regions.

In our edge-out markets, we lease properties primarily for collocations, ATM switches and data transmission equipment. We also lease local loop lines that connect our customers to our network as well as leasing space for central offices from incumbent telephone companies for collocating transmission equipment. In our edge-out markets we closed certain sales and administrative offices that were leased on a long-term basis. We have a lease on office space in Atlanta, Georgia that is no longer used by our edge-out services and has been sublet. We own approximately 2,400 route miles of fiber in North Carolina, Illinois and across the southeast from Atlanta to Houston and Dallas that is used in providing our edge-out services.

Substantially all of our rural telephone company properties and telephone plant and equipment are pledged as collateral for our senior indebtedness. We believe our current facilities are adequate to meet our needs in our incumbent local and competitive local markets for the foreseeable future.

Legal Proceedings

On May 7, 2004, a lawsuit was filed in the United States District Court for the Southern District of Alabama that named as defendants our subsidiaries, Gulf Telephone Company and Gulf Coast Services, Inc., Madison River Telephone and certain of our officers and directors among others including former directors and officers and other third party plan administrators and advisors to the Gulf Telephone Company Employee Stock Ownership Plan. The suit, entitled David Eslava, et. al. vs. Gulf Telephone Company, et. al. Civil Action No. 04-297-MJ-B, alleges certain ERISA violations. In conjunction with the acquisition of Gulf Telephone

Company in September 1999, an escrow fund was established and continues to remain in effect to provide support in part for lawsuits such as this. We have engaged legal counsel and are vigorously defending against all such claims. On June 30, 2004, we replied to the complaint and on July 25, 2004, we filed a motion for summary judgment on the majority of the claims. On December 30, 2005, the case was reassigned to a new District Court judge who granted summary judgment in September 2006 on one of our claims but allowed the other claims to proceed to trial which is currently scheduled for July 2007.

In June 2004, the Department of Justice for the United States of America filed lawsuits against two of our subsidiaries, Gulf Coast Services, Inc. in the United States District Court for the Southern District of Alabama and Coastal Utilities, Inc. in the United States District Court for the Southern District of Georgia. In each lawsuit, the Department of Justice claimed that our subsidiary received an erroneous refund of income taxes and related interest, which the United States of America is entitled to have returned. The amount being sought in the lawsuits totals approximately $3.5 million of which $2.9 million is erroneous income tax refunds and $0.6 million is related interest expense. Approximately $0.9 million of these erroneous refund claims were paid in the first quarter of 2004 as part of a separate year income tax audit adjustment. Therefore, we have responded to the lawsuits accordingly and believe the claims to be approximately $2.1 million for erroneous income tax refunds plus related interest expense. To recognize this potential exposure, in 2004, we accrued approximately $2.1 million as a deferred income tax liability and we continue to accrue the associated interest monthly. We believe that our position taken in the amended income tax returns is appropriate under current tax laws and we intend to vigorously defend against these claims. On August 31, 2004, the parties entered into a joint motion to stay the proceeding in Alabama pending resolution of the Georgia proceeding. Discovery on the Georgia proceeding was completed by May 2005 and motions for summary judgment were submitted and fully briefed by all parties at the beginning of July 2005. We do not believe that any adverse judgment would have a material impact on our financial position, results of operations or cash flows.

On May 6, 2003, we filed suit in United States District Court, Middle District of North Carolina seeking a declaratory judgment that we had a valid license to use operating system software purchased from BMS Corporation subject to the terms and conditions of certain software licensing agreements that we entered into with BMS Corporation. On July 2, 2003, BMS Corporation provided certain defenses, answers and counterclaims including, among others, that we had benefited from fraud, unjust enrichment, conversion, concealment and negligent misrepresentation. We subsequently filed motions to dismiss six of the eight counterclaims and provided affirmative defenses to the remaining two counterclaims. In December 2004, we filed a motion for summary judgment on BMS Corporation’s amended counterclaims. The District Court ruled in our favor on most of the motions to dismiss in January 2005. On August 30, 2005, the District Court granted in part and denied in part our motion for summary judgment. The remaining causes of action were heard at trial in May 2006. At the conclusion of the trial, the District Court granted our motions for judgment as a matter of law on all remaining counterclaims. In August 2006, BMS Corporation filed an appeal of the District Court’s ruling with the Fourth Circuit of the United States Court of Appeals which is currently pending.

We are involved in other various claims, legal actions and regulatory proceedings arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Intellectual Property

We believe we have the trademarks, trade names and licenses that are necessary for the operation of our business as we currently conduct it. We do not consider our trademarks, trade names or proprietary licenses to be material to the operation of our business.

REGULATION

The following summary does not describe all present and proposed federal, state and local legislation and regulations affecting us or the telecommunications industry. Some legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proceedings which could change the manner in which we or our industry operates. Neither the outcome of any of these developments, nor their potential impact on us, can be predicted at this time. Regulation can change rapidly in the telecommunications industry, and such changes may have an adverse effect on us in the future. See “Risk Factors—Risks Relating to Our Regulatory Environment—We are subject to extensive government regulation that could change in a manner adverse to us.”

Overview

We are subject to regulation by federal, state and local government agencies. At the federal level, the FCC has jurisdiction over interstate and international telecommunications services. State telecommunications regulatory commissions exercise jurisdiction over intrastate telecommunications services. The FCC does not directly regulate enhanced services and has preempted certain inconsistent state regulation of enhanced services. Additionally, municipalities and other local government agencies regulate limited aspects of our business, such as use of government owned rights of way, construction permits and building codes.

The following description discusses some of the major telecommunications-related regulations that affect us, but numerous other substantive areas of regulation not discussed here may influence our business.

Federal Regulation

We are subject to, and must comply with, the Communications Act. Pursuant to this statute and associated FCC rules, the FCC regulates, inter alia, the rates and terms for interstate access services, which are an important source of revenues for our rural telephone companies.

The amendments to the Communications Act contained in the Telecom Act have changed and are expected to continue to change the telecommunications industry. Among its more significant provisions, the Telecom Act (1) removes barriers to entry into the provision of local telephone services while enhancing universal service, (2) requires incumbent local exchange carriers to interconnect with competitors, (3) establishes procedures pursuant to which incumbent local exchange carriers may provide other services, such as the provision of long distance services by regional Bell operating companies and their affiliates (including their respective holding companies) and (4) directs the FCC to establish an explicit subsidy mechanism (while simultaneously removing implicit subsidies) for the preservation of universal service.

Access Charges

The FCC regulates the prices that incumbent local exchange carriers charge for the use of their local telephone facilities in originating or terminating interstate transmissions. State regulatory bodies regulate intrastate charges. Federal and state charges are subject to change at any time. The FCC has structured these prices, or access charges, as a combination of recurring monthly charges paid by the end-users, recurring monthly charges paid by long distance carriers for dedicated facilities and usage sensitive charges paid by long distance carriers.

The FCC regulates the levels of interstate access charges by imposing price caps on larger incumbent local exchange carriers. These price caps can be adjusted based on various formulae and otherwise through regulatory proceedings. Smaller incumbent local exchange carriers may elect to base access charges on a price cap methodology, but are not required to do so unless they elected to use price caps in the past or their affiliated incumbent local exchange carriers base their access charges on price caps. Through 2006, our rural telephone companies elected not to utilize federal price caps. Instead, our rural telephone companies employed rate-of-return rate-making for their interstate access charges. Our rural telephone companies all participate in the NECA common line pool, which files tariffs on behalf of its members to establish interstate common line end user rates for its participants to recover the interstate portion of their loop costs.

One of our rural telephone companies, Mebtel, Inc., also participated during a portion of 2005 in NECA’s traffic sensitive pool, which files tariffs on behalf of its members to establish interstate switched and special access rates. Mebtel, Inc. elected to discontinue its participation in NECA’s traffic sensitive pool effective July 1, 2005, at which time it began to operate under its own tariff filed with the FCC. Our other rural telephone companies file their own interstate traffic sensitive rates with the FCC. NECA tariffs, as well as our own tariffs, are established at rates which are designed to allow the carriers to recover operating expenses incurred and earn the authorized after-tax return on their investment. The authorized rate of return for interstate access services is currently 11.25%.

In May 1997, the FCC initiated a multi-year transition designed to lead to lower usage-sensitive access charges for larger incumbent local exchange carriers. As part of this transition, the FCC in August 1999 adopted an order and further notice of proposed rulemaking aimed at introducing additional pricing flexibility and other deregulation for these larger companies’ interstate access charges, particularly special access and dedicated transport. In May 2000, the FCC lowered switched access rates, increased caps applicable to end-user rates and established additional universal service funding support for these larger companies. Previously, in May 1998, the FCC proposed to initiate a similar transition for smaller incumbent local exchange carriers, including our rural telephone companies. This proceeding was concluded and an order issued in November 2001 known as the MAG Order.

The MAG Order was released November 8, 2001 and was effective January 1, 2002. The MAG Order applies to non-price cap or “rate-of-return” exchange carriers. The MAG Order increased the maximum Subscriber Line Charges, or SLCs. The MAG order reduced switched access charges paid by long distance carriers, increased the recovery of costs from end users and increased the amount of costs recovered from federal universal service funding. As a result, although total revenue did not change, the aggregate amount of access charges paid by long distance carriers to access providers, such as our rural telephone companies, has decreased and may continue to decrease. Beginning January 1, 2002, the maximum SLCs for single line business and residential customers increased from $3.50 per month to $5.00 per month. The maximum single line business and residential SLCs increased to $6.00 as of July 1, 2002 and increased to $6.50 as of July 1, 2003. Maximum SLCs for multi-line business customers increased to $9.20 effective January 1, 2002, and no further increases are scheduled.

The MAG Order included a notice of proposed rulemaking on incentive regulation and the introduction of pricing flexibility measures for rate-of-return carriers. This proceeding has not been completed, and no incentive option (other than price caps, pursuant to the Coalition for Affordable Local and Long distance Services (CALLS) plan) is currently available to our RLEC operations.

On February 26, 2004, the FCC released the text of its Report and Order and Further Notice of Proposed Rulemaking in the MAG proceeding. In the Order, the FCC eliminated the requirement for rate-of-return carriers to obtain a waiver of FCC rules to convert acquired price cap properties to a rate-of-return status. In the Further Notice of Proposed Rulemaking, the FCC asked for comments on two proposals for federal alternative regulation plans. It is not known at this time whether the FCC will establish additional alternative regulation options for rate-of-return carriers and if so, when such options would be available or what the terms of those options would be.

On May 22, 2001, the FCC released an order adopting the recommendation of the Federal-State Joint Board to impose an interim freeze of the Part 36 category relationships and jurisdictional cost allocation factors for price cap incumbent local exchange carriers and a freeze of all allocation factors for rate-of-return incumbent local exchange carriers. This order also gave rate-of-return incumbent local exchange carriers a one-time option to freeze their Part 36 category relationships in addition to their jurisdictional allocation factors. The freeze is in effect from July 1, 2001 through June 30, 2006, or until the FCC has completed comprehensive separations reform, whichever comes first. The frozen allocation factors and category relationships are based on carriers’

separations studies for calendar year 2000. Our rural telephone companies opted not to freeze their category relationships. On May 16, 2006, the FCC released an Order and Further Notice of Proposed Rulemaking in the Matter of Jurisdictional Separations and Referral to the Federal-State Joint Board. In this Order, the FCC freeze on the Part 36 category relationships and jurisdictional cost allocation factors separations for incumbent local exchange carriers was extended through June 30, 2009. The FCC also adopted a Further Notice seeking comment on issues relating to reform of the jurisdictional separations process, including several proposals submitted to the FCC since its adoption of the 2001 Separations Freeze Order.

During 2001, the FCC released an order establishing access charge rules for competitive local exchange carriers. Under FCC rules, competitive local exchange carriers can file interstate tariffs for access charges only if the access charge rates conform to FCC safe harbor rates (essentially, the rate charged by the largest incumbent local exchange carrier in that market area). A competitive local exchange carrier wishing to charge higher rates can do so, but cannot use the tariff process to collect such rates. Under these rules, interexchange carriers are required to interconnect with companies whose rates are within the FCC safe harbor guideline, and are required to pay access charges at the tariffed rates.

The Telecommunications Act of 1996

The Telecom Act, which amended the Communications Act, changed and will continue to change the regulatory and competitive landscape in which we operate. The most important of these changes are removing most legal barriers to market entry into local telephone services; requiring that incumbent local exchange carriers, such as our incumbent local exchange carriers, interconnect with competitors and offer unbundled network elements; establishing procedures for the regional Bell operating companies to provide long distance services within their home regions; and creating greater opportunities for competitive providers, such as our competitive local exchange carrier, to compete with other incumbent local exchange carriers. Each of these changes is discussed below.

Removal of Entry Barriers

Prior to the enactment of the Telecom Act, many states limited the services that could be offered by a company competing with an incumbent local exchange carrier. The Telecom Act generally prohibits state and local governments from enforcing any law, rule or legal requirement that has the effect of prohibiting any entity from providing any interstate or intrastate telecom service. However, states can modify conditions of entry into areas served by rural telephone companies where the state telecommunications regulatory commission has determined that certain universal service protections must be satisfied. The federal law should allow us to provide a full range of local and long distance services in most areas of any state. Following the passage of the Telecom Act, the level of competition in the markets we serve has increased and is expected to continue to increase.

Interconnection with Local Telephone Companies and Access to Other Facilities

The Telecom Act imposes a number of access and interconnection requirements on all local exchange carriers, including competitive local exchange carriers, with additional requirements imposed on incumbent local exchange carriers. These requirements are intended to promote competition in the local exchange market by, in part, ensuring that a carrier seeking interconnection will have access to the interconnecting carrier’s networks under reasonable rates, terms and conditions. Specifically, local exchange carriers must provide the following:

•	Resale. Local exchange carriers generally may not prohibit or place unreasonable restrictions on the resale of their services.

•	Telephone Number Portability. Local exchange carriers must provide for telephone number portability, allowing a customer to keep the same telephone number when it switches service providers.

•	Dialing Parity. Local exchange carriers must provide dialing parity, which allows customers to route their calls to a telecommunications provider without having to dial special access codes.

•	Access to Rights-of-Way. Local exchange carriers must provide access to their poles, ducts, conduits and rights-of-way on a reasonable, nondiscriminatory basis.

•	Reciprocal Compensation. The duty to establish reciprocal compensation arrangements for the transport and termination of telecommunications originated and terminated within a geographic scope established by FCC rules.

All of our rural telephone companies have implemented full equal access (dialing parity) capabilities and local number portability. On an industry-wide basis, the porting of numbers from rural telephone companies like ours to wireless carriers has not been significant. Effective March 11, 2005, the DC Court of Appeals suspended the requirement for rural carriers, such as Madison River’s ILEC operations, to port numbers to wireless carriers. The wireline to wireless number portability requirement for rural incumbent local exchange carriers was remanded to the FCC for further proceedings consistent with the court’s order to perform regulatory flexibility analysis as required by statute. Because this proceeding is still pending, we are uncertain of how the FCC will address wireless number portability for rural wireline carriers or what impact wireline to wireless portability will have on our costs to provide service and on our customer base in the future.

In addition, all incumbent local exchange carriers must provide the following, subject to the statutory exemptions for rural telephone companies:

•	Interconnection. Interconnect their facilities and equipment with any requesting telecommunications carrier at any technical feasible point.

•	Notice of Changes. Provide reasonable notice of changes to the information necessary for transmission and routing of services over the incumbent telephone company’s facilities or in the information necessary for interoperability.

•	Resale at a wholesale discount. Offer its retail local telephone services to resellers at a wholesale rate that is less than the retail rate charged to end-users.

•	Unbundling of Network Elements. Offer access to various unbundled elements of their networks at cost-based rates.

•	Collocation. Provide physical collocation, which allows competitive local exchange carriers to install and maintain their own network termination equipment in incumbent local exchange carriers’ central offices, or functionally equivalent forms of interconnection under some conditions.

Competitors are required to compensate the incumbent telephone company for the cost of providing these interconnection services.

All of our rural telephone companies qualify as rural telephone companies under the Telecom Act. They are, therefore, statutorily exempted from the incumbent local exchange carrier interconnection requirements to provide wholesale, unbundling or collection unless and until they receive a bona fide request for such arrangements and the applicable state telecommunications regulatory commission acts to lift the exemption. Despite their rural status, Gallatin River Communications agreed with the Illinois Commerce Commission and Mebtel, Inc. agreed with the North Carolina Utilities Commission that they would not contest requests by competitive local telephone companies for such interconnection arrangements. Our rural telephone companies may also seek specific suspensions or modification from a state commission of interconnection obligations under the Telecom Act as a company that serves less than two percent of the nation’s access lines, where such interconnection obligations would otherwise cause undue economic burden or are technically infeasible.

The FCC has adopted rules regulating the pricing of the provision of unbundled network elements by incumbent local exchange carriers. On May 13, 2002, the Supreme Court affirmed that the FCC’s rules basing unbundled network element, pricing on forward-looking economic costs, including total element long-run incremental costs methodology, were proper under the Telecom Act. The Court also affirmed the FCC’s requirement that incumbent local exchange carriers combine unbundled network elements for competitors when they are unable to do so themselves. Although the United States Supreme Court has upheld the FCC’s authority to adopt total element long-run incremental cost pricing rules, the specific pricing guidelines created by the FCC remain subject to review in a pending FCC proceeding and to further review by the federal courts. In addition to proceedings regarding the FCC’s pricing rules, the FCC’s other interconnection requirements remain subject to further court and FCC proceedings.

The Telecom Act requires utilities to provide access to their poles, ducts, conduits and rights-of-way to telecom carriers on a nondiscriminatory basis. In October 2000, the FCC adopted rules prohibiting certain anticompetitive contracts between carriers and owners of multi-tenant buildings, requiring incumbent local exchange carriers to disclose existing demarcation points in such buildings and to afford competitors with access to rights-of-way, and prohibiting restrictions on the use of antennae by users which have a direct or indirect ownership or leasehold interest in such properties.

Unbundling of Network Elements

On February 20, 2003, the FCC announced a decision to revise its rules requiring the unbundling of network elements by the incumbent local exchange carriers, which was released in a formal Order on August 21, 2003 (the “Triennial Review Order”). The new regulations limit the obligation of the incumbent local exchange carriers to provide access to broadband network facilities. The new rules do not require incumbent local exchange carriers to make fiber-to-the-home loops or the increased transmission capacity that exists after the extension of fiber networks further into a neighborhood available to competitive local exchange carriers. Similarly, the FCC eliminated the requirement that line-sharing, where a competitive local exchange carrier offers high-speed Internet access over certain frequencies while the incumbent local exchange carrier provides voice telephone services over other frequencies using the same local loop, be available as an unbundled element.

The Triennial Review Order redefined the standard for determining which services are subject to mandatory unbundling by requiring that a network element is subject to unbundling requirements only where a competitive local exchange carrier demonstrates that a lack of access to that element in an incumbent local exchange carrier’s network creates barriers, including operational and economic barriers, to its entry into the local telecommunications market which are likely to make entry into that market unprofitable. The FCC also eliminated its presumption that switching for business customers served by high-capacity loops, such as DS-1, must be unbundled to ensure competition. Instead, state utility commissions were given 90 days from the effective date of the Triennial Review Order (August 21, 2003) to determine based on market conditions that such switching must still be unbundled to preserve competition. No state utility commissions made any such determinations by November 20, 2003, the deadline for doing so under the Triennial Review Order. The FCC also eliminated the limited requirement for unbundling of packet switching.

The revised rules provided state utility commissions with an increased role in determining which individual elements must be unbundled in the markets they regulate. The state utility commissions were to make detailed assessments of the status of competition in the markets within their states to ensure that the unbundling requirements are applied in a manner consistent with the newly announced standard for determining which services are subject to mandatory unbundling. On March 2, 2004, however, the United States Court of Appeals for the District of Columbia Circuit issued a decision that affirmed in part and vacated and remanded in part the Triennial Review Order. The Court held that the FCC’s delegation to the state utility commissions was unlawful. The Court also vacated and remanded the FCC finding that competitive local exchange carriers are impaired without access to mass market switching and dedicated transport elements based on the DC Circuit Court’s view that the FCC cannot subdelegate its responsibilities to the state utility commissions. The Court upheld the FCC finding that incumbent local exchange carriers are not required to provide unbundled network elements for data services or to provide line sharing. The Court vacated the FCC finding that wireless carriers are impaired without access to dedicated transport facilities. The DC Circuit Court then stayed the effective date of its decision for 60 days, giving the telecommunications industry time to appeal the decision and the FCC time to put interim rules in place until the vacated and remanded issues are resolved.

In response to the reversal of its rules by the Court, the FCC issued interim rules on August 20, 2004, and initiated a proceeding to review and revise its unbundling rules. On December 15, 2004, the FCC adopted new rules which were released February 4, 2005. The new rules reduce incumbent local exchange carriers’ obligations to lease interoffice transport and high-capacity loops, and eliminate the requirement to lease mass market local circuit switching, including the unbundled network element platform (a combination of loop, switching and transport which allows competitive local exchange carriers to offer service without their own infrastructure). The revised rules took effect March 11, 2005 and, subject to a twelve month transition, eliminate an incumbent local exchange carrier’s obligations to provide unbundled network element platform services nationwide, certain high speed interoffice facilities and certain high capacity unbundled network element loops in larger incumbent local exchange carrier wire centers. Such larger incumbent local exchange wire centers include wire centers in Raleigh and Durham, North Carolina which are used by our edge-out services operations to provide competitive telecommunication services to customers. Several parties have challenged those rules in court and it is not possible to predict the result of any subsequent reconsideration or appeals. After March 11, 2006, such high speed unbundled rate elements are generally no longer available in all geographic areas at favorable pricing. In response to these changes, we restructured certain elements of our network facilities and, accordingly, we have not experienced any material impacts on our operating expenses associated with these facilities and the changes in availability and cost. We are also uncertain as to the impact on our RLEC operations or edge-out services of actions that may be taken by state utility commissions based upon the new regulations or new legislation that may be considered and passed in response to the new regulations or any further court decisions.

On July 8, 2004, the FCC issued an Order in a proceeding in which it considered whether to modify the pick-and-choose rule established pursuant to Section 252(i) of the Communications Act that permitted requesting competitive local exchange carriers to opt into individual portions of interconnection agreements without accepting all the terms and conditions of such agreements. The FCC adopted an “all or nothing” rule whereby a competitive local exchange carrier that seeks interconnection with an incumbent local exchange carrier by adopting the terms and conditions of an interconnection agreement between the incumbent local exchange carrier and another carrier must adopt all of the terms and conditions of the existing agreement. This new rule eliminates the prior opportunity for a competitive local exchange carrier to assemble an interconnection agreement by utilizing a “pick and choose” process to obtain the most favorable terms from all existing agreements. The implementation of this new rule is favorable to our RLEC operations and other incumbent companies.

On April 27, 2001, the FCC released a notice of proposed rulemaking addressing inter-carrier compensation issues. Under this rulemaking, the FCC asked for comment on a “bill and keep” compensation method that would overhaul the existing rules governing reciprocal compensation and access charge regulation. The outcome of this proceeding could change the way we receive compensation from other carriers and our end users. On February 10, 2005, the FCC adopted a Further Notice of Proposed Rulemaking in the Matter of Developing a Unified Intercarrier Compensation Regime. In this Rulemaking, the FCC seeks comment on various new interconnection proposals for consideration. In addition, on July 25, 2006, the FCC released a Public Notice seeking comment on a joint proposal by representatives of various segments of the industry proposing a consolidated approach to intercarrier compensation issues. At this time, we cannot estimate whether any proposed changes will occur or, if they do, what the effect the changes will have on our wireline revenues and expenses.

The FCC has required that incumbent and independent local exchange carriers that provide interstate long distance services originating from their local exchange service territories must do so in accordance with “structural separation” rules. These rules require that our long distance affiliates (i) maintain separate books of accounts, (ii) not own transmission or switching facilities jointly with the local exchange affiliate, and (iii) acquire any services from their affiliated local exchange telephone company at tariffed rates, terms and conditions. The FCC has initiated a rulemaking proceeding to examine whether there is a continuing need for such requirements, but we cannot predict the outcome of that proceeding.

RLEC Operations Services Regulation

Our RLEC operations segment revenue is subject to regulation, including rate-of-return regulation by the FCC and incentive regulation by various state regulatory bodies. We believe that state lawmakers will continue to review the statutes governing the level and type of regulation for telecommunications services. It is expected that over the next few years, legislative and regulatory actions will provide opportunities to restructure rates, introduce more flexible incentive regulation programs and possibly reduce the overall level of regulation. We expect the election of incentive regulation plans and the expected reduction in the overall level of regulation to allow us to introduce services more expeditiously than in the past.

The FCC generally must approve in advance most transfers of control and assignments of operating authorizations by FCC-regulated entities. Therefore, if we seek to acquire companies that hold FCC authorizations, in most instances we will be required to seek approval from the FCC prior to completing those acquisitions. The FCC has the authority to condition, modify, cancel, terminate or revoke operating authority for failure to comply with applicable federal laws or rules, regulations and policies of the FCC. Fines or other penalties also may be imposed for such violations. This may impair our ability to make acquisitions.

Relaxation of Regulation

Through a series of proceedings, the FCC has decreased the regulatory requirements applicable to carriers that do not dominate their markets. All providers of domestic interstate services other than incumbent local exchange carriers are classified as non-dominant service providers. Our RLEC operations that operate as non-dominant service providers, primarily our long distance business and our Internet access business, are subject to relatively limited regulation by the FCC. Among other requirements, these subsidiaries must offer interstate services at just and reasonable rates in a manner that is not unreasonably discriminatory.

The FCC phased out the ability of long distance carriers to provide domestic interstate services pursuant to tariffs during 2001. These carriers are no longer able to rely on tariffs as a means of specifying the prices, terms and conditions under which they offer interstate services. The FCC has adopted rules that require long distance carriers to make specific public disclosures on the carriers’ Internet web sites.

Universal Service

The FCC is required to establish a “universal service” program that is intended to ensure that affordable, quality telecommunications services are available to all Americans. The Telecom Act sets forth policies and establishes certain standards in support of universal service, including that consumers in rural areas should have access to telecommunications and information services that are reasonably comparable in rates and other terms to those services provided in urban areas. A revised universal service support mechanism for larger incumbent local exchange carriers went into effect on January 1, 2000. A similar universal service mechanism for rate-of-return incumbent local exchange carriers, known as the ICLS, went into effect January 1, 2002.

Per FCC rules, all incumbent local exchange carriers were required to choose whether to disaggregate specific rate centers for the purpose of establishing the amount of universal service payments associated with such rate centers, or maintain an aggregated study area approach. Our rural telephone companies developed and filed disaggregation studies in compliance with FCC rules. These studies identify the amount of portable universal service funding that would be available to a competitor that has been certified as an eligible telecommunications carrier in each rate center.

Competitive local exchange carriers that have been granted eligible telecommunications carrier status currently are eligible to receive the same amount of universal service funding per customer as the incumbent local exchange carrier serving the universal service area. To date, only two carriers have been granted eligible telecommunications carrier status in an area served by our incumbent local exchange carrier subsidiaries. In Alabama, two cellular providers have been certified as eligible telecommunications carriers in areas served by

Gulf Telephone Company. As these cellular providers introduce services to customers in this geographic area and/or submit claims for existing customers, they will be eligible to draw universal service funds. Under current rules and procedures, the payment of universal service funding to an eligible telecommunications carrier in an area served by an incumbent local exchange carrier does not reduce the funding to the incumbent local exchange carrier. However, the growth of the fund due to payments to new eligible telecommunications carriers has generated concerns of legislative and regulatory bodies. The FCC review of the situation could result in rules being promulgated that could reduce universal service funding to our rural telephone companies.

On February 27, 2004, the Federal-State Joint Board on Universal Service released a Recommended Decision addressing a number of universal service issues. The Recommended Decision was the product of state and federal commissioners working together to develop a consensus recommendation. The FCC had up to one year to act on the Recommended Decision and it could accept, reject or modify the recommendations in any manner it chose. In the Recommended Decision, the Joint Board recommended the FCC adopt permissive federal guidelines for states to consider in eligible telecommunications carrier proceedings. These guidelines would generally make it more difficult for competitive eligible telecommunications carriers to be certified by requiring applicants to show a public interest benefit beyond a simple showing of increased competition. The Joint Board went on to recommend that universal service payments be limited to a single primary connection that provides access to the public telephone network. It then recommended that the Commission seek comment on three alternative proposals to minimize impacts on rural carriers if payments are limited to a single primary connection. The Joint Board also recommended universal service payments per primary line be capped when a competitive eligible telecommunications carrier enters the market of a rural carrier. In response to the concerns of both rural landline and wireless carriers, however, Congress enacted legislation to stop the FCC from adopting a plan to distribute universal service fund on the basis of a single primary connection.

On February 25, 2005, the FCC adopted additional requirements for eligible telecommunications carriers which may make it more difficult for competitors to gain eligible telecommunications carrier status. It is uncertain whether these additional requirements will impact the number of carriers designated as eligible telecommunications carriers.

Moreover, some disbursements to schools and libraries from the universal service fund were temporarily suspended during 2004 to comply with the Anti-Deficiency Act. As a result, a concern arose that similar delays could occur in disbursements from the universal service fund high cost support mechanism to rural carriers including our incumbent local exchange carriers. In response to these concerns, Congress has temporarily suspended the application of the Anti-Deficiency Act to the universal service fund through December 31, 2006. We cannot predict the impacts on us, including the timing of our receipts from and contributions to the universal service fund, of any actions that may subsequently be undertaken to address this issue on a permanent basis or the impact that would occur if the temporary suspension of the application of the Anti-Deficiency Act expires without further governmental action.

Our rural telephone companies receive federal and state universal service payments and are required to make contributions to federal and state universal service support. Our contribution to federal universal service support programs is assessed against our interstate end-user telecommunications revenues. Furthermore, under the current regulatory scheme, as the number of access lines that we have in any given state increases, the rate at which we can recover certain payments decreases. Therefore, as we implement our growth strategy, our eligibility for such payments may decrease. Our contribution for such state programs is assessed against our intrastate revenues. Although many states are likely to adopt an assessment methodology similar to the federal methodology, states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC’s rules.

There are a number of factors which impact universal service funding payments. The recent history of declining interstate long distance revenues reduces the assessment base for federal universal service funding. The increase in payments to wireless carriers designated as eligible telecommunications carriers has resulted in increased funding requirements. And, although interconnected VoIP providers are now required to contribute to the universal service fund, this funding source may not outweigh the reduction in funding resulting from increasing number of subscribers to VoIP services abandoning wireline local services, which constitute a portion of the assessment base for universal service funding. The continued scrutiny of federal universal service funding could trigger regulatory or legislative changes in how assessments are made for contributions to the fund, how payments are calculated for rural local exchange carriers such as our rural telephone companies and what companies will be eligible for such payments. In addition, there are a number of appeals challenging several aspects of the FCC’s universal service rules. We cannot predict with certainty whether regulatory or legislative changes will occur, when such changes would occur or what impact these changes would have on our business, results of operations or cash flow.

On September 23, 2005, the FCC released a Report and Order in the Matter of Universal Service Order Obligations for Broadband Service Providers. In this Report and Order, the FCC established rules allowing incumbent local exchange carriers to elect to provide facilities-based wireline broadband Internet access transmission infrastructure services on a non-common carrier basis. Carriers electing to provide broadband Internet access transmission infrastructure services on a non-common carrier basis were relieved of universal service assessments on such services on August 14, 2006, which is 270 days after the effective date of the Order. This Order has the impact of decreasing the contribution base for federal universal service.

On June 27, 2006, the FCC released a Report and Order in the Matter of Universal Service Funding which increased the interstate “safe harbor” contribution base for wireless carriers from 28.5% to 37.1% and established an interstate “safe harbor” contribution base for VoIP (Voice over Internet Protocol) providers of 64.9%. Under the FCC safe harbor rules, a wireless carrier or VoIP provider can use the safe harbor percentage to calculate the interstate portion of its revenues, which then serve as the assessment base for federal universal service assessments. In the alternative, wireless carriers and VoIP providers can perform studies to calculate the interstate portion of their revenues. This Order has the impact of increasing the contribution base for federal universal service.

On June 28, 2004, the FCC issued an order asking the Federal-State Joint Board on Universal Service to review the rules governing federal universal service payment mechanisms for rural carriers. The FCC requested recommendations on whether universal service fund payments should be calculated on the basis of a rural carrier’s actual embedded costs or forward-looking economic cost estimates, whether to modify the definition of rural telephone company, and other issues. In response, on August 16, 2004, the Federal-State Joint Board on Universal Service issued a public notice seeking comment on these FCC rules. We are unable to predict whether and to what extent we would be eligible to receive any federal high-cost payments under such a plan.

On August 11, 2006, the FCC released a Public Notice seeking comment on the merits of using auctions to determine high cost support. In this Public Notice, the Federal-State Joint Board on Universal Service seeks comment on the use of reverse auctions (competitive bidding) to determine high cost universal service funding to eligible telecommunications carriers pursuant to section 254 of the Communications Act of 1934, as amended. Such competitive bidding would replace the current methods of determining cost support. The term “reverse auction” is generally used to emphasize that in this context the bidder is specifying the amount of money it must receive to provide universal service in a given area for a given period of time. The winning network providers would receive support subject to reasonable service performance and service area coverage requirements. It is not currently known whether the FCC will adopt any type of auction methodology for determining high cost support or what impact this would have on our operations or financial results.

Internet

In connection with our Internet access offerings, we could become subject to laws and regulations as they are adopted or applied to the Internet. There is currently only a small body of laws and regulations applicable to access to or commerce on the Internet. As the significance of the Internet expands, federal, state and local governments may adopt rules and regulations, or apply existing laws and regulations to the Internet.

To date, the FCC has treated Internet service providers, or ISPs, as enhanced service providers rather than common carriers. As such, ISPs have been exempt from various federal and state regulations, including the obligation to pay access charges and contribute to universal service funds. As part of a reciprocal compensation order, the FCC has determined that both dedicated and dial-up calls from a customer to an ISP are interstate, not local, calls and, therefore, are subject to the FCC’s jurisdiction. On March 24, 2000, the United States Court of Appeals for the District of Columbia vacated and remanded this determination so that the FCC can explain more clearly why such calls are not considered local. In April 2001, the FCC released an order that reclassified Internet service as information access and therefore not subject to reciprocal compensation. This finding was appealed to the United States Court of Appeals for the District of Columbia, which, on May 3, 2002, remanded the issue back to the FCC, finding that the FCC’s basis of its decision was insufficient. The FCC has not issued a further order establishing a different basis for its decision.

On February 12, 2004, the FCC initiated a proceeding to examine the manner in which ISPs should be regulated with respect to VOIP services and other services with respect to such matters as public safety, emergency 911 service, law enforcement access, consumer protections, disability access, USF and intercarrier compensation. On June 3, 2005, the FCC adopted its First Report and Order and Notice of Proposed Rulemaking in the Matter of IP-enabled Services and E911 for IP-Enabled Service Providers. In this Order, the FCC adopted rules requiring providers of interconnected voice over Internet Protocol (VoIP) service to supply enhanced 911 (E911) capabilities to their customers. The IP-Enabled E911 rules will impact our provision of Internet services and IP-Enabled voice services. There may be subsequent Orders that could have additional impact on our operations.

On February 12, 2004, the FCC ruled that pulver.com’s Free World Dialup service offering will remain a minimally regulated competitive option for consumers. The Declaratory Ruling adopted emphasizes the FCC’s long-standing policy of keeping consumer Internet services free from burdensome economic regulation at both the federal and state levels. In 2003, pulver.com filed a petition for declaratory ruling requesting that the FCC rule pulver.com’s Free World Dialup service to be neither a “telecommunications service” nor “telecommunications,” and therefore not subject to traditional telephone regulation. The FCC granted pulver.com’s petition and also declared Free World Dialup to be an unregulated information service that is subject to federal jurisdiction. On November 9, 2004, the FCC announced a decision that would preclude states from requiring certification of VOIP service providers.

On March 3, 2005, our subsidiary, Madison River Communications, LLC, entered into a consent decree with the FCC on behalf of itself, Madison River Telephone and the affiliated companies under the common control and ownership of Madison River Telephone. The purpose of the consent decree was to resolve an investigation by the Enforcement Bureau of the FCC into allegations that the subject companies were blocking ports used for VOIP applications, thereby affecting customers’ ability to use VOIP through one or more VOIP service providers. Under the terms of the consent decree, we agreed to pay $15,000 and not block ports used for VOIP applications or otherwise prevent customers from using VOIP applications. The consent decree expires September 3, 2007.

On August 5, 2005, the FCC adopted an order eliminating facilities sharing requirements on facilities-based wireline broadband Internet access service providers. The FCC determined that wireline broadband Internet access services are defined as information services functionally integrated with a telecommunications component. Under the provisions of the Order released September 23, 2005, wireline providers are no longer required to share broadband infrastructure with competitors. Carriers may choose to continue offering broadband infrastructure on a tariffed or detariffed common carrier basis or on a non-common carrier basis. There is a one-year transition associated with this change, which requires wireline carriers to grandfather existing service offerings to existing customers. Our incumbent carriers have chosen to provide broadband infrastructure services on a detariffed common carrier basis. This election obligates our incumbent carriers to continue to assess and remit federal universal service funding for these detariffed services. This order is not expected to negatively impact our operations.

Internet services are subject to a variety of other federal laws and regulations, including those related to privacy, indecency, copyright and tax.

Customer Information

Carriers are subject to limitations on the use of customer information the carrier acquires by virtue of providing telecommunications services. Protected information includes information related to the quantity, technical configuration, type, destination and the amount of use of services. A carrier may not use such information acquired through one of its service offerings to market certain other service offerings without the approval of the affected customers. These restrictions may affect our ability to market a variety of packaged services to existing customers.

Communications Assistance for Law Enforcement Act

Under the Communications Assistance for Law Enforcement Act and related federal statutes, we are required to provide law enforcement officials with call content and call identifying information under a valid electronic surveillance warrant and to reserve a sufficient number of circuits for use by law enforcement officials in executing court-authorized electronic surveillance. We believe we are in compliance with those laws and regulations, as currently applied.

On September 23, 2005, the FCC released its First Report and Order in the Matter of Communications Assistance for Law Enforcement and Broadband Access and Services. In this Order, the FCC concluded that CALEA rules apply to facilities-based broadband Internet service providers and providers of VoIP services. On May 12, 2006, the FCC adopted the Second Report and Order and Memorandum Opinion and Order in the Matter of Communications Assistance for Law Enforcement and Broadband Access and Services. In this second Order, the FCC established specific assistance capabilities required, pursuant to section 103 of the Communications Assistance for Law Enforcement Act (CALEA), 1 for facilities-based broadband Internet access providers and providers of interconnected Voice over Internet Protocol (VoIP). The Order further requires that all carriers providing facilities-based broadband Internet access and interconnected VoIP service to submit interim reports to the Commission to ensure that they will be CALEA-compliant by May 14, 2007. The CALEA rules will impact our provision of Internet services and IP-Enabled voice services. There may be subsequent Orders that could have additional impact on our operations. It is not known at this time what operational requirements will be needed to comply with these Orders.

Preferred Carrier Selection Changes

A customer may change its preferred long distance carrier or its local service provider at any time, but the FCC and some states regulate this process and require that specific procedures be followed. When these procedures are not followed, particularly if the change is unauthorized or fraudulent, the process is known as slamming.

Truth-in-Billing

The FCC has adopted rules designed to make it easier for customers to understand the bills of telecommunications carriers. These new rules establish requirements regarding the formatting of bills and the information that must be included in bills.

State Regulation—Incumbent Local Telephone Company

Most states have some form of certification requirement which requires telecommunications providers to obtain authority from the state telecommunications regulatory commission prior to offering common carrier services. Our operating subsidiaries in Alabama, Illinois, North Carolina and Georgia are incumbent local exchange carriers and are certified in those states to provide local telephone services.

State telecommunications regulatory commissions generally regulate the rates incumbent local exchange carriers charge for intrastate services, including rates for intrastate local services, long distance services and access services paid by providers of intrastate long distance services. Incumbent local exchange carriers must file tariffs setting forth the terms, conditions and prices for their intrastate services. Under the Telecom Act and FCC orders, state telecommunications regulatory agencies have jurisdiction to arbitrate interconnection disputes and to review and approve agreements between incumbent local exchange carriers and other carriers in accordance with rules set by the FCC. State regulatory commissions may also formulate rules regarding fees imposed on providers of telecommunications services within their respective states to support state universal service programs.

States often require prior approvals or notifications for certain acquisitions and transfers of assets, customers or ownership of regulated entities. Therefore, in most instances we will be required to seek state approval prior to completing new acquisitions of rural telephone companies. States generally retain the right to sanction a carrier or to revoke certifications if a carrier materially violates relevant laws and/or regulations.

In Alabama, Gulf Telephone Company is subject to regulation by the Alabama Public Service Commission. Gulf Telephone Company must have tariffs approved by and on file with that commission for basic, non-basic and interconnection services. Gulf Telephone Company operates in Alabama under price regulation rules. The Alabama Public Service Commission has completed a review of the state price regulation plan and has issued new rules effective December 27, 2004. Under these new rules, all companies which have previously elected price regulation, including Gulf Telephone Company, are placed into the state Price Cap Plan, with an option to elect the state Price Flexibility Plan upon agreement to certain conditions. The new Price Cap Plan is similar to the previous Price Regulation plan and has no material impact on Gulf Telephone Company’s financial position, results of operations or cash flows. Gulf Telephone Company has elected to use the new Price Flexibility Plan which offers additional pricing flexibility in return for the electing company agreeing to offer an expanded local calling plan and agreeing to open its network to competition.

The Illinois Commerce Commission, or ICC, regulates Gallatin River Communications. Gallatin River Communications provides services pursuant to tariffs that are filed with, and subject to the approval of, the ICC. The rates for these services are regulated on a rate of return basis by the ICC, although Gallatin River Communications has pricing flexibility with respect to services that have been deemed competitive by the ICC, such as digital centrex, high capacity digital service, intra-local access and transport area toll service, wide area telephone service and digital data services. The ICC has approved several interconnection agreements under the Telecom Act between Gallatin River Communications and mobile wireless carriers, as well as agreements between Gallatin River Communications and facility-based competitive local exchange carriers. Gallatin River Communications is required to support state universal service programs and is subject to ICC rules implementing these and the federal universal service programs.

In North Carolina, our rural telephone company, Mebtel, Inc., is regulated by the North Carolina Utilities Commission. Mebtel, Inc. provides service pursuant to tariffs that are filed with, and subject to the approval of, the North Carolina Utilities Commission. Effective January 1, 2000, a price cap plan applies to Mebtel, Inc.’s rates for intrastate services, replacing rate of return regulation. Under the terms of the state price regulation plan, the North Carolina Utilities Commission has the right to review the terms of Mebtel, Inc.’s price regulation. During the fourth quarter of 2006, Mebtel, Inc. received approval for revised price regulation treatment, which has the effect of allowing for larger annual price increases. We do not anticipate that this will have a material effect on our results of operations.

In Georgia, Coastal Utilities, Inc. is regulated by the Georgia Public Service Commission. Passage of the Telecommunications and Competition Development Act of 1995 (the “Georgia Act”) in Georgia significantly changed the Georgia Public Service Commission’s regulatory responsibilities. Instead of setting prices for competitive telecommunications services, the Georgia Public Service Commission now manages and facilitates the transition to competitive markets, establishes and administers a universal access fund, monitors rates and service quality, and mediates disputes between competitors. Under the alternative regulation available pursuant to the Georgia Act, Coastal Utilities, Inc. has agreed to cap the rate it charges for basic residential service; Coastal Utilities, Inc. is otherwise not subject to rate regulation for the telecommunications services it offers to its end user customers.

Interconnection with Wireless Carriers

The FCC has directed that IntraMTA traffic exchanged between an incumbent local exchange carrier and wireless carriers is subject to reciprocal compensation payments. An “MTA” is a Major Trading Area, as defined by the FCC, for purposes of awarding PCS spectrum licenses and often covers a significant portion of a one or two state area. Our rural telephone companies have received wireless reciprocal compensation based on a combination of state settlement arrangements and interconnection agreements with wireless carriers. During 2003, BellSouth took action throughout its region to terminate state settlement arrangements and replace these with direct interconnection agreements between the rural telephone companies and the wireless carriers. These actions impact Mebtel, Inc., Coastal Utilities, Inc. and Gulf Telephone Company. In response, our rural telephone companies have worked with state industry groups to negotiate individual state transition agreements and also have entered into a number of interconnection agreements with individual wireless carriers. These interconnection agreements generally have contract lives of three years or less, so our rural telephone companies are required to renegotiate and renew agreements on an ongoing basis.

State Regulation—Competitive Local Telephone Company

Madison River Communications, LLC is certified to provide intrastate local, toll and access services in the states of Illinois, North Carolina, South Carolina, Tennessee, Georgia, Florida, Alabama, Mississippi and Louisiana. In association with these certifications, Madison River Communications, LLC has filed state and local access and toll tariffs in all states except North Carolina, in which, pursuant to North Carolina Utilities Commission rules, Madison River Communications, LLC has filed a price list. Madison River Communications, LLC has filed interstate access tariffs and maintains long distance rates on its web site in accordance with FCC orders. Tariffs are updated as needed and periodic state financial and quality of service filings are made as required.

Madison River Communications, LLC has interconnection agreements with Verizon in Illinois and North Carolina, with Sprint in North Carolina, with AT&T in Illinois, and with BellSouth in its nine state operating area. These interconnection agreements govern the relationship between the incumbent local exchange carriers and Madison River Communications, LLC’s operations in the areas of resale of retail services, reciprocal compensation, central office collocation, purchase of unbundled network elements and use of operational support systems.

Local Government Authorizations

We are required to obtain from municipal authorities on-street opening and construction permits or operating franchises to install and expand fiber optic facilities in certain cities. We have obtained such municipal franchises in our incumbent local telephone company territories and certain edge-out service territories in Alabama, North Carolina, Illinois and Georgia. In some cities, subcontractors or electric utilities with which we have contracts may already possess the requisite authorizations to construct or expand our networks.

Some jurisdictions where we may provide service require license or franchise fees based on a percent of certain revenues. There are no assurances that jurisdictions that do not currently impose fees will not seek to impose fees in the future. The Telecom Act requires jurisdictions to charge nondiscriminatory fees to all telecom providers, but it is uncertain how quickly this requirement will be implemented by particular jurisdictions in our edge-out markets, especially regarding materially lower fees that may be charged to incumbent local exchange carriers.

MANAGEMENT

The following table identifies the executive officers and current directors of Madison River Communications, and their ages as of November 15, 2006.

Currently, two of our directors, Messrs. Cole and Perry, are designees of the affiliates of Madison Dearborn Partners, two of our directors, Messrs. DiSabato and Mehra, are designees of the affiliates of Goldman, Sachs & Co. and one of our directors, Mr. Pelson, is a designee of the affiliates of Providence Equity Partners. As described below under “—Election of Directors,” prior to the consummation of this offering, we will enter into a stockholders’ agreement with Madison River Telephone’s existing sponsors, pursuant to which each such sponsor will have the right to designate up to two individuals who will be among the slate of nominees for election to the board of directors based on their ownership percentage of our outstanding shares of common stock. Pursuant to these rights, following the consummation of this offering, we anticipate that affiliates of each of Madison Dearborn Partners and Goldman, Sachs & Co. will have the right to designate two nominees to Madison River Communications’ board, and affiliates of Providence Equity Partners will have the right to designate one nominee to Madison River Communications’ board, with the affiliates of Providence Equity Partners opting initially not to include a designee on the board.

Name	Age	Position
J. Stephen Vanderwoude	62	Managing Director—Chairman of the Board and Chief Executive Officer
Paul H. Sunu	50	Managing Director—Chief Financial Officer and Secretary; Director
Kenneth W. Amburn	64	Managing Director—Chief Operating Officer
Bruce J. Becker	60	Managing Director—Chief Technology Officer
Michael T. Skrivan	52	Managing Director—Revenues
John T. Hogshire	45	Vice President and Controller
Matt L. Springer	42	Vice President—General Counsel and Assistant Secretary
Karen D. Turner	38	Vice President—Administration
John R. Whitener	43	Vice President and Treasurer
Peter W. Chehayl	58	Director
Michael P. Cole	34	Director
Joseph P. DiSabato	40	Director
Richard A. May	62	Director
Sanjeev K. Mehra	47	Director
Edward W. Mullinix, Jr.	53	Director
Mark A. Pelson	44	Director
James N. Perry, Jr.	46	Director

The following sets forth certain biographical information with respect to the members of our Board of Directors and our executive officers, and references to Madison River Communications are meant to include Madison River Capital, LLC, prior to the corporate conversion and name change:

Mr. J. Stephen Vanderwoude has been the Managing Director—Chairman of the Board and Chief Executive Officer of Madison River Communications since 1996. Mr. Vanderwoude, a founding member of Madison River Telephone in 1996, also serves as Managing Director—Chairman and Chief Executive Officer of Madison River Telephone, a position he has served since 1996. He has over 35 years of telecommunications experience, including serving as President and Chief Operating Officer and a Director of Centel Corporation and President and Chief Operating Officer of the Local Telecommunications division of Sprint Corporation. He is currently a director of Centennial Communications Corp., First Midwest Bancorp and the United States Telecom Association.

Mr. Paul H. Sunu has been the Managing Director—Chief Financial Officer and Secretary and a director of Madison River Communications since 1996. Mr. Sunu, a founding member of Madison River Telephone in 1996, also serves as Managing Director—Chief Financial Officer and Secretary of Madison River Telephone. Mr. Sunu has served as a Managing Director of Madison River Telephone since 1996. Mr. Sunu is a certified public accountant and a member of the Illinois Bar with 23 years of experience in finance, tax, treasury, securities and law.

Mr. Kenneth W. Amburn has been the Managing Director—Chief Operating Officer of Madison River Communications since 2000. Mr. Amburn also serves as a Managing Director—Chief Operating Officer of Madison River Telephone. Mr. Amburn joined Madison River Telephone in 1998 and has served in various management capacities culminating with his appointment as Chief Operating Officer in 2000. He has over 41 years of telecommunications experience, including serving in executive operating capacities with Centel-Texas, Network Construction Services and Citizens Utilities.

Mr. Bruce J. Becker has been the Managing Director—Chief Technology Officer of Madison River Communications since 2000. Mr. Becker also serves as Managing Director—Chief Technology Officer of Madison River Telephone. Mr. Becker has served as a Managing Director of Madison River Telephone since joining the Company in October 1998. He has over 40 years of telecommunications experience, including serving in executive operating capacities with ICG Telecommunications and Centel Corporation.

Mr. Michael T. Skrivan has been the Managing Director—Revenues of Madison River Communications since 2000. Mr. Skrivan has served in various management capacities since joining Madison River Telephone in May 1999 culminating with his appointment as Managing Director—Revenues for Madison River Telephone in 2000. Prior to joining Madison River Telephone, Mr. Skrivan was a founding member in the consulting firm of Harris, Skrivan & Associates, LLC, which provides regulatory and financial services to local exchange carriers from October 1995 to May 1999. Mr. Skrivan is a member of the Telecom Policy Committee of the United States Telecom Association.

Mr. John T. Hogshire has been Vice President and Controller of Madison River Communications since 1999. Mr. Hogshire has also been Vice President and Controller of Madison River Telephone since 1999. He has been employed by Madison River Telephone since 1998.

Mr. Matt L. Springer has been Vice President—General Counsel and Assistant Secretary of Madison River Communications since 2000. Mr. Springer has been Vice President, General Counsel and Assistant Secretary of Madison River Telephone since January 2000. From October 1994 to December 1999, he was Assistant General Counsel to RTFC.

Ms. Karen D. Turner has been Vice President—Administration of Madison River Communications since 2004. From September 2001 to August 2004, Ms. Turner served in various financial services management positions for Progress Energy, Inc., an electric utility company. From May 1998 to September 2001, Ms. Turner was employed at Madison River Telephone, serving as an accounting manager from May 1998 to June 2000 and as Treasurer from June 2000 to September 2001.

Mr. John R. Whitener has been Vice President and Treasurer of Madison River Communications since 2001. Mr. Whitener has been Vice President and Treasurer of Madison River Telephone since September 2001. He served as Vice President of Financial Reporting of Madison River Telephone from April 2000 to September 2001. From 1998 to 2000, Mr. Whitener was a senior manager at Deloitte & Touche LLP.

Mr. Peter W. Chehayl has been a director of Madison River Communications since May 2004 and a member of the Board of Managers of Madison River Telephone since May 2004. Mr. Chehayl served as the Senior Vice President, Treasurer and Chief Financial Officer of Centennial Communications Corp. from January 1999 until August 2002. Prior to joining Centennial Communications Corp., Mr. Chehayl was the Vice President and Treasurer of 360 Communications Company (now a subsidiary of ALLTEL Corporation) since 1996. From 1991 to 1996, he served as Vice President—Capital Markets at Sprint Corporation.

Mr. Michael P. Cole has been a director of Madison River Communications and a member of the Board of Managers of Madison River Telephone since December 2003. Mr. Cole is also a director of Madison Dearborn

Partners LLC focusing on investments in the media and communications industries. Mr. Cole joined Madison Dearborn Partners LLC in August 1997, and has served as a director since October 2003. Mr. Cole is currently a member of the board of directors of MessageLabs Group Limited and the Chicago Entrepreneurial Center within the Chicagoland Chamber of Commerce.

Mr. Joseph P. DiSabato has been a director of Madison River Communications and a member of the Board of Managers of Madison River Telephone since 1997. Mr. DiSabato is a Managing Director of Goldman, Sachs & Co. in the Principal Investment Area of its Merchant Banking Division, which he joined in 1994. Mr. DiSabato is a director of several privately held companies on behalf of Goldman, Sachs & Co.

Mr. Richard A. May has been a director of Madison River Communications and a member of the Board of Managers of Madison River Telephone since February 2004. Until April 2004, Mr. May was the Chairman and Chief Executive Officer of Great Lakes REIT, a position he held since he co-founded the real estate investment trust in 1992.

Mr. Sanjeev K. Mehra has been a director of Madison River Communications and a member of the Board of Managers of Madison River Telephone since 1996. Mr. Mehra joined Goldman, Sachs & Co. in 1986, and since 1996 has served as a Managing Director in the Principal Investment Area of its Merchant Banking Division. Mr. Mehra is a director of Burger King Holdings Inc., Nalco Holding Company, Adam Aircraft Industries, Inc., SunGard Data Systems, Inc. and various privately held companies on behalf of Goldman, Sachs & Co. and is a member of the Board of Trustees of Trout Unlimited.

Mr. Edward W. Mullinix, Jr. has been a director of Madison River Communications and a member of the Board of Managers of Madison River Telephone since May 2004. Mr. Mullinix has served as Executive Vice President and Chief Financial Officer of The Haskell Company since November 2000. From 1999 to November 2000, Mr. Mullinix served as President and Chief Operating Officer of Paging Network, Inc.

Mr. Mark A. Pelson has been a director of Madison River Communications and a member of the Board of Managers of Madison River Telephone since 1999. Mr. Pelson is a Managing Director of Providence Equity Partners, where he has been employed since 1996. Mr. Pelson is currently also a director of Telcordia. Mr. Pelson has informed us that he intends to resign his positions with Madison River Communications and Madison River Telephone upon consummation of this offering.

Mr. James N. Perry, Jr. has been a director of Madison River Communications and a member of the Board of Managers of Madison River Telephone since 1996. Mr. Perry is currently a Managing Director of Madison Dearborn Partners LLC, which he co-founded in 1993. From 1985 to 1993, Mr. Perry was at First Chicago Venture Capital, the predecessor firm to Madison Dearborn Partners LLC, where he most recently served as Senior Investment Manager. He currently serves on the boards of directors of Band-X Limited, Cbeyond Communications, Inc., Cinemark, Inc., Intelsat Holdings Ltd., Metro PCS Communications, Inc. and Catholic Relief Services.

Election of Directors

Madison River Communications’ certificate of incorporation and bylaws provide that our board of directors will consist of not less than five nor more than fifteen members, the exact number of which will be fixed from time to time by our board. Upon the closing of this offering, we expect that the size of our board will be fixed at nine directors and, that each member of our board other than Mr. Vanderwoude and Mr. Sunu will be an independent director in accordance with the independence requirements of the Nasdaq Global Market.

Prior to the consummation of this offering, we will enter into a stockholders’ agreement with Madison River Telephone’s existing sponsors, pursuant to which each such sponsor will have, the right to designate (a) two individuals who will be among the slate of nominees for election to Madison River Communications’ board of directors so long as such sponsor owns at least 12.5% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis and (b) one individual so long as such sponsor does not have the ownership described in clause (a), but owns at least (i) 5.0% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis or (ii) 50% of the shares of common stock of Madison River Communications which such sponsor owned immediately following the offering. As a result, following consummation of this offering, we anticipate that affiliates of each of Madison Dearborn Partners and Goldman, Sachs & Co. will have the right to designate two nominees to Madison River Communications’ board, and affiliates of Providence Equity Partners will have the right to designate one such nominee for election to Madison River Communications’ board of directors, with the affiliates of Providence Equity Partners opting initially not to designate any such nominee.

Mr. Vanderwoude is currently the Chairman, Chief Executive Officer and Managing Director of Madison River Communications. Mr. Vanderwoude’s employment agreement provides that, as long as he is employed in his capacity as Managing Director and Chief Executive Officer, we shall use best efforts to cause his election and retention as a member of our board of directors and as Chairman of the board.

The nomination of directors will be determined by a majority of our independent directors in accordance with Nasdaq rules. Our directors will be elected by our stockholders each year at our annual meeting. Our directors are elected to serve one-year terms.

Committees of the Board

Prior to the consummation of this offering, we plan to establish an audit committee and a compensation committee.

Audit Committee

The audit committee will be comprised of not fewer than three directors elected by a majority of the board. The audit committee will oversee our accounting and financial reporting processes, as well as the audits of our financial statements, including retaining and discharging our auditors. Our audit committee will comply with the independence requirements of the Nasdaq Global Market and the rules of the SEC under the Securities Exchange Act of 1934, as amended. It is expected that the audit committee will be comprised of Messrs. Chehayl (Chairman), May and Mullinix.

Compensation Committee

The compensation committee will be comprised of not fewer than two directors elected by a majority of the board. The compensation committee will be responsible for determining salaries, incentives and other forms of compensation for officers and other employees and administering our various incentive compensation and benefit plans. Our compensation committee will comply with the independence requirements of the Nasdaq Global Market. It is expected that the compensation committee will be comprised of Messrs. Mehra and Perry.

Compensation Committee Interlocks and Insider Participation

None of our executive officers will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

J. Stephen Vanderwoude, our Chief Executive Officer, participated in deliberations of the Board of Managers of Madison River Telephone concerning executive officer compensation during fiscal year 2005, 2004 and 2003, except for deliberations concerning his own compensation.

Compensation of Directors

After the consummation of this offering, we will pay each of our independent directors $15,000 per year and $1,500 for each meeting of the board of directors or any committee of the board that he or she attends. We also plan to grant stock options and/or restricted common stock to independent directors under our Omnibus Stock Plan.

Compensation of Executive Officers

The following table sets forth certain information concerning the compensation of the chief executive officer and each of the four most highly compensated executive officers of Madison River Communications, formerly Madison River Capital, LLC, during the fiscal years ended December 31, 2005, 2004 and 2003. These individuals are referred to as the “named executive officers.”

Summary Compensation Table

	Annual Compensation				Long-term Compensation Awards	All Other Compensation(3)
Name	Year	Salary	Bonus	Other Annual Compensation(1)	Restricted Unit Awards(2)
J. Stephen Vanderwoude (Chairman and CEO)	2005 2004 2003	$286,609 286,496 284,275	$300,000 300,000 380,000	$7,762 5,515 1,800	— 2,400 —	$6,622 6,585 6,209

Paul H. Sunu (Chief Financial Officer and Secretary)	2005 2004 2003	227,092 226,056 224,498	430,966 439,441 510,524	7,340 4,895 2,520	— 1,200 —	6,300 6,150 6,000

Kenneth W. Amburn (Chief Operating Officer)	2005 2004 2003	180,000 180,000 180,000	90,000 90,000 88,000	— — —	— — —	6,325 6,472 6,322

Bruce J. Becker (Chief Technology Officer)	2005 2004 2003	180,000 180,000 180,000	93,658 93,728 111,657	— — —	— 400 —	— — —

Michael T. Skrivan (Managing Director—Revenues)	2005 2004 2003	180,000 180,000 180,000	70,000 70,000 88,000	— — —	— — —	6,300 6,150 6,000

(1)	Other annual compensation consists of an auto allowance.
(2)	Represents Class D units in Madison River Telephone awarded to the respective named executive officers under an incentive grant agreement with Madison River Telephone.
(3)	Includes matching contributions for the 401(k) savings plan and group term life insurance premiums paid on behalf of certain officers.

Employee Benefit Plans

401(k) Savings Plans

Madison River Telephone sponsors a 401(k) savings plan that covers substantially all of our employees meeting certain age and employment criteria. A separate 401(k) savings plan that was previously sponsored by Gulf Telephone Company was merged into the Madison River Telephone 401(k) plan on January 1, 2006. Pursuant to the plan, eligible employees may elect to reduce their current compensation up to certain dollar amounts that do not exceed legislated maximums. Madison River Telephone has agreed to contribute an amount equal to 50% of employee contributions for the first 6% of compensation contributed on behalf of all participants. Madison River Telephone made matching contributions to these plans of approximately $0.8 million, $0.8 million and $0.7 million in 2005, 2004 and 2003, respectively. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by Madison River Telephone to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn and our contributions are deductible by us when made. At the closing of this offering, we will assume Madison River Telephone’s obligations under the 401(k) plan and will sponsor the 401(k) plan thereafter.

Long-Term Incentive Plan

Since 1998, we have granted incentive awards for certain employees as approved by the board of managers of Madison River Telephone to attract and retain employees in the operation of us and our subsidiaries. These awards vest and are eligible to be paid upon funding into the long-term incentive plan as a result of the occurrence of certain liquidity events as defined in the long-term incentive plan agreement. The payment of long-term incentive plan awards may be made with cash or other assets. After the closing of this offering, it is anticipated that the funding of the long-term incentive plan would be made from $                 and                shares contributed to Madison River Communications from Madison River Telephone. It is anticipated that 75% of the cash and shares would be contributed to the long-term incentive plan, allowing for such cash and shares to vest at the time of funding. The balance would be contributed on or about January 1, 2008. Long-term incentive plan participants will not be able to sell any vested shares without the prior written consent of the representatives of the underwriters for 180 days after the date of this prospectus, however, it is anticipated that the underwriters would consent to us redeeming shares to cover income tax withholding requirements.

At September 30, 2006, Messrs. Amburn and Skrivan participated in the long-term incentive plan and had received aggregate awards of $3.3 million and $3.0 million, respectively. The amount ultimately paid for these awards will be determined based on the amount available for distribution upon the occurrence of a liquidity event. Messrs. Amburn and Skrivan received additional awards of approximately $0.6 million each during the second quarter of 2006. No long-term incentive plan awards were granted to these individuals during 2005.

2006 Omnibus Stock Plan

Prior to the consummation of this offering, we intend to adopt a new 2006 Omnibus Stock Plan, or the Omnibus Plan. There are several types of awards that may be granted under the Omnibus Plan: stock options (including both incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code and nonqualified options, which are options that do not qualify as ISOs), stock appreciation rights, restricted stock, phantom stock, stock bonus awards, and other equity-based awards valued in whole or in part by reference to, or otherwise based on, our common stock. A total of              shares of common stock will be reserved for issuance under the Omnibus Plan, subject to equitable adjustment upon certain corporate transactions or events. Shares subject to an award that remain unissued upon the cancellation or termination of the award will again become available for award under the Omnibus Plan, as shall any shares subject to an award that are retained by us as payment of the exercise price or tax withholding obligations and previously owned shares surrendered to us as payment of the exercise price of an option or to satisfy tax withholding obligations. In addition, to the extent an award is paid or settled in cash, the number of shares previously subject to the award shall again be available for grants pursuant to the Omnibus Plan.

The Omnibus Plan will be administered by our compensation committee. Our officers, employees, directors and third-party consultants are eligible to receive awards under the Omnibus Plan in the discretion of the compensation committee. The compensation committee will have the responsibility for interpreting the plan and determining all of the terms and conditions of awards made under the plan, including when they will become exercisable or otherwise vest. The compensation committee has the authority to accelerate the exercisability and/or vesting of any outstanding award at such times and under such circumstances as it deems appropriate. The

Omnibus Plan may be amended by our board, subject to stockholder approval where necessary to satisfy legal or regulatory requirements. The Omnibus Plan will terminate not later than the tenth anniversary of its adoption. Awards granted before the termination of the Omnibus Plan may extend beyond that date in accordance with their terms.

The Omnibus Plan is intended to permit the grant of performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, which generally limits the deduction that we may take for compensation of our five most senior executive officers. Under Section 162(m), certain compensation, including compensation based on the attainment of performance goals, will not be subject to this limitation if certain requirements are met. The vesting of awards that are intended to qualify as performance based compensation will be based upon business criteria as established by the compensation committee from time to time.

To date, no awards have been granted under the Omnibus Plan. Inasmuch as awards under the Omnibus Plan will be granted at the sole discretion of our compensation committee, it is not possible at this time to determine either the persons who will receive awards under the Omnibus Plan or the amount of any such awards. On the date of effectiveness of the registration statement of which this prospectus forms a part, we intend to file a registration statement on Form S-8 covering the shares of our common stock reserved for issuance under the Omnibus Plan and our existing equity incentive plans.

Pension Plan

In May 1998, Madison River Telephone adopted a noncontributory defined benefit pension plan, which was transferred to Madison River Telephone from our subsidiary, Mebtel, Inc. The plan covers all full-time employees, except employees of Gulf Coast Services, who have met certain age and service requirements. Effective February 28, 2003, Madison River Telephone froze the accrual of benefits for non-bargaining employees under the pension plan. Then, as a part of our new collective bargaining agreements at Gallatin River Communications entered into in 2005, the accrual of benefits for the bargained-for employees participating in the pension plan was frozen in early 2006 in exchange for a supplement to their 401(k) plan. Accordingly, benefits earned by participants are frozen at their current levels and will not increase with the passage of time. Madison River Telephone has a continued obligation to fund the plan and our policy is to comply with the funding requirements of the Employee Retirement Income Security Act of 1974, as amended. At the closing of this offering, the pension plan will be transferred to Madison River Communications from Madison River Telephone.

Employment Agreements

Madison River Telephone has entered into employment agreements with Messrs. Vanderwoude, Sunu, Becker, Amburn and Skrivan effective January 2006. The agreements provide for employment of each executive through March 31, 2009. Mr. Vanderwoude is currently the Chairman, Chief Executive Officer and Managing Director of Madison River Communications. Mr. Vanderwoude’s employment agreement provides that, as long as he is employed in his capacity as Managing Director and Chief Executive Officer, we shall use best efforts to cause his election and retention as a member of our board of directors and as Chairman of the board. The agreements are subject to termination by either party (with or without cause) at any time subject to applicable notice provisions. If the executive terminates his employment for good reason, or if the executive’s employment (i) is terminated by us other than for cause or (ii) is terminated due to his death or disability, then the executive is entitled to receive his continued base salary for twelve months after the date of termination, plus his bonus on a pro rata basis. The executive will also be entitled to receive a cash lump sum equal to any compensation payments deferred by the executive, to receive any unpaid amounts in respect of any bonus for the fiscal year prior to the year of termination and to be covered by our medical and dental plans for a period of 18 months. In some instances, these payments could total in excess of $100,000. The agreements provide that the executives may not disclose any confidential information while employed by us or thereafter. The agreements also provide that the executive will not compete with us during their employment or for a period of up to a maximum of 12 months following termination of employment. Additionally, the agreements prohibit the executives for a period of 15 months from soliciting for employment any person who at any time during the executive’s employment was one of our employees. Under the agreements, Madison River Telephone is obligated to indemnify the executives for all expenses, liabilities and losses reasonably incurred by them in connection with their employment.

In September 2002, Madison River Telephone agreed to pay Mr. Sunu a bonus in the amount of $435,000 in connection with his efforts in consummating certain transactions with the Coastal shareholders in April 2002 described under “Certain Relationships and Related Transactions-Coastal Shareholders.” The bonus is only payable in the event that a liquidity event with respect to Madison River Telephone occurs and the existing sponsors receive a return of their capital contribution with respect to their Class A units in Madison River Telephone plus an 8% rate of return. We expect that the consummation of this offering will satisfy the conditions to the payment of the bonus and Madison River Communications will pay this bonus.

Mr. Sunu’s employment agreement also provides for, among other things, a special bonus award to be paid to Mr. Sunu in December 2007 of $233,000, so long as Mr. Sunu remains employed by us on the date of payment for the bonus. The amount of the special bonus award is defined in Mr. Sunu’s employment agreement. As part of the employment agreement, Mr. Sunu will apply the proceeds of the special bonus first to the repayment of Mr. Sunu’s outstanding loan from us, which has an outstanding balance of approximately $306,000 at September 30, 2006, plus any accrued interest with any remaining proceeds being retained by him. If Mr. Sunu’s employment is terminated by us other than for cause, or due to his death or disability, or Mr. Sunu terminates his employment for good reason, or Mr. Sunu’s employment is terminated immediately prior to the occurrence of a liquidity event as defined in the employment agreement, then Mr. Sunu shall receive a special termination bonus equivalent to the amount of the unpaid special bonus award described above. Mr. Sunu will apply the proceeds of his special termination bonus first to the repayment of his outstanding loan to us plus any accrued interest with any remaining proceeds being retained by him. In connection with the consummation of this offering, we also intend to call Mr. Sunu’s outstanding loan payable to us. Mr. Sunu’s employment agreement provides for acceleration of the payment of the special bonus award in the event of certain specified events, which include the consummation of this offering. See “Certain Relationships and Related Transactions—Loans to Related Persons.”

In 2002, 2003, 2004 and 2005, a portion of Mr. Becker’s annual bonus has been withheld by Madison River Telephone and applied to the payment of interest due on Mr. Becker’s outstanding loan payable to us. These payments are included in the amount of bonus reported for Mr. Becker in the summary compensation table above.

At the closing of this offering, these employment agreements will be terminated and substantially similar agreements will be executed between the executives and Madison River Communications.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of                     , 2006, after giving effect to the transactions by:

•	each person known by us to beneficially own 5% or more of our common stock;

•	each member of our board of directors;

•	each of our named executive officers;

•	all directors and executive officers as a group; and

•	the selling stockholder (and its three principal equity owners).

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

The following table sets out the allocable ownership of each of our equity sponsors, ownership of the shares of common stock held by the selling stockholder and lists applicable percentage ownership based on              shares of common stock outstanding after giving effect to the transactions. The following table also lists applicable percentage ownership based on              shares of common stock outstanding after completion of this offering.

			Number of Shares to Be Sold in the Offering	Shares Being Offered in the Over-Allotment Option(2)	Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering				Assuming No Exercise of Over- Allotment Option		Assuming Full Exercise of Over- Allotment Option
Name(1)	Number	%			Number	%	Number	%
Madison River Telephone Company, LLC(3)
Madison Dearborn Partners, LLC(4)
The Goldman Sachs Group, Inc.(5)
Providence Equity Partners(6)
Daniel M. Bryant(7)
G. Allan Bryant(8)
J. Stephen Vanderwoude
Paul H. Sunu
Kenneth W. Amburn
Bruce J. Becker
Michael T. Skrivan
Peter W. Chehayl
Michael P. Cole
Joseph P. DiSabato(5)
Richard A. May
Sanjeev K. Mehra(5)
Edward Mullinix
Mark A. Pelson(6)(7)
James N. Perry, Jr.
All directors and executive officers as a group (17 persons)(10)

*	Represents less than one percent (1%).

(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Madison River Communications, 103 South Fifth Street, Mebane, North Carolina 27302.
(2)	Assumes full exercise of the underwriters’ over-allotment option.
(3)	In connection with the closing of this offering, the selling stockholder will distribute all of the shares to the existing equity investors, in accordance with Madison River Telephone’s operating agreement.
(4)	Based on equity interests held in Madison River Telephone, Madison Dearborn Partners, LLC and certain of its affiliates may be deemed to own beneficially and indirectly in the aggregate shares of common stock which are owned directly or indirectly by investment partnerships, of which affiliates of Madison Dearborn Partners, LLC is the general partner or managing general partner. We refer to these investment partnerships as the MDP Funds. Madison Dearborn Partners, LLC is an affiliate of each of the MDP Funds. After giving effect to the transactions and prior to the completion of this offering, the MDP Funds and their respective beneficial ownership of shares of our common stock are: (a) shares held by Madison Dearborn Capital Partners II, L.P.; (b) shares held by Madison Dearborn Capital Partners III, L.P.; (c) shares held by Madison Dearborn Special Equity III, L.P.; (d) shares held by Madison Dearborn Special Advisors Fund I, LLC; and (e) shares held by Madison Dearborn Special Co-Invest Partners I. Our directors Michael P. Cole and James N. Perry, Jr. are managing directors of Madison Dearborn Partners LLC. Messrs. Cole and Perry and Madison Dearborn Partners LLC each disclaims beneficial ownership of the shares owned directly or indirectly by the MDP Funds, except to the extent of their pecuniary interest therein, if any. The address for Madison Dearborn Partners LLC and each of the MDP Funds is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.
(5)	Based on equity interests held in Madison River Telephone, The Goldman Sachs Group, Inc., which we refer to as GS Group, Goldman, Sachs & Co., which we refer to as Goldman Sachs and which is one of the underwriters for this offering, and certain of their affiliates, may be deemed to own beneficially and indirectly in the aggregate shares of common stock which are owned directly or indirectly by investment partnerships, of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner. We refer to these investment partnerships as the GS Limited Partnerships. Goldman Sachs is an affiliate of each of, and the investment manager for certain of, the GS Limited Partnerships. GS Group, Goldman Sachs and the GS Limited Partnerships share voting power and investment power with certain of their affiliates. After giving effect to the transactions and prior to the completion of this offering, the GS Limited Partnerships and their respective beneficial ownership of shares of our common stock are: (a) GS Capital Partners II, L.P. shares, (b) GSCP II Mad River Holding, L.P. shares, (c) GSCP II Germany Mad River Holding, L.P. shares, (d) GSCP II Offshore Mad River Holding, L.P. shares, (e) Bridge Street Fund 1997, L.P. shares, and (f) Stone Street Fund 1997, L.P. shares. Our directors Joseph P. DiSabato and Sanjeev K. Mehra are managing directors of Goldman Sachs. Messrs. DiSabato and Mehra, Goldman Sachs and GS Group each disclaims beneficial ownership of the shares owned directly or indirectly by the GS Limited Partnerships, except to the extent of their pecuniary interest therein, if any. The address for GS Group, Goldman Sachs and the GS Limited Partnerships is 85 Broad Street, New York, New York 10004.
(6)

Based on equity interests held in Madison River Telephone, includes              and              shares held by Providence Equity Partners, L.P. and Providence Equity Partners II L.P., respectively after giving effect to the transactions and the completion of this offering. Providence Equity Partners L.L.C. is the general partner of each of these entities and has the sole power to direct the voting and disposition of the shares. As a result, each of the entities may be deemed to share beneficial ownership of the shares owned by the others. Each of the entities disclaims this beneficial ownership. Jonathan M. Nelson, by virtue of his ownership interest in, and as managing member of, Providence Equity Partners, L.L.C. may also be deemed to possess indirect beneficial ownership of the securities owned by these entities. He disclaims such beneficial ownership except to the extent of his pecuniary interest in those securities. Glenn M. Creamer and Paul J. Salem are the remaining voting members of Providence Equity Partners, L.L.C., but neither has a voting interest sufficient, by itself, to either direct or prevent the voting or disposition of the shares deemed to be owned by Providence Equity Partners, L.L.C. The address of

Providence Equity and Mr. Nelson is c/o Providence Equity Partners, Inc., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.
(7)	Includes and shares held by Daniel M. Bryant and The Michael E. Bryant Life Trust of which Daniel M. Bryant is a trustee, respectively. Daniel M. Bryant disclaims beneficial ownership of the units held by The Michael E. Bryant Life Trust. The address for Daniel M. Bryant is .
(8)	Includes and shares held by G. Allan Bryant and The Michael E. Bryant Life Trust of which G. Allan Bryant is a trustee, respectively. G. Allan Bryant disclaims beneficial ownership of the units held by The Michael E. Bryant Life Trust. The address for G. Allan Bryant is .
(9)	Mr. Pelson is a Managing Director of Providence Equity Partners and holds a minority interest in the Providence Equity funds that own shares of common stock. As result, Mr. Pelson may be deemed to share beneficial ownership of the shares owned by Providence Equity Partners. Mr. Pelson disclaims this beneficial ownership. Mr. Pelson will resign as a director of Madison River Communications and Madison River Telephone effective on the closing of this offering.
(10)	Excludes, in the case of each director that is affiliated with one of Madison River Telephone’s existing sponsors, the shares beneficially owned by such existing sponsor. If such shares are included, our directors and executive officers as a group would have owned shares or % prior to this offering and shares or % after this offering (assuming no exercise of the over-allotment option).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stockholders’ Agreement

Prior to the consummation of this offering, we will enter into a stockholders’ agreement with Madison River Telephone’s existing sponsors pursuant to which each such sponsor will have the right to designate (a) two individuals who will be among the slate of nominees for election to Madison River Communications’ board of directors so long as such existing sponsor owns at least 12.5% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis and (b) one individual so long as such existing sponsor does not have the ownership described in clause (a), but owns at least (i) 5.0% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis or (ii) 50% of the shares of common stock of Madison River Communications which such existing Madison River Telephone sponsor owned immediately following the offering. As a result, following the consummation of this offering, we anticipate that affiliates of each of Madison Dearborn Partners and Goldman, Sachs & Co. will have the right to designate two nominees to Madison River Communications’ board, and affiliates of Providence Equity Partners will have the right to designate one such nominee for election to Madison River Communications’ board, with the affiliates of Providence Equity Partners opting initially not to designate any such nominee.

Registration Rights Agreement

Effective upon the consummation of this offering, Madison River Communications and the existing equity investors of Madison River Telephone will enter into a registration rights agreement, pursuant to which Madison River Communications will provide certain demand, piggyback and shelf registration rights with respect to the shares of common stock owned by these persons following this offering. These shares are referred to as registrable securities. Pursuant to the demand registration rights, the holders of a majority of the registrable securities held by (i) affiliates of Madison Dearborn Partners, (ii) affiliates of Goldman, Sachs & Co. and (iii) affiliates of Providence Equity Partners each may require us to file up to two long-form registration statements and an unlimited number of short-form registration statements. These demand registration rights are exercisable at any time following the consummation of this offering. However, pursuant to the lock-up provisions described under “Underwriting-Lock-Up Arrangements,” we have agreed not to file, and the Madison River Telephone existing sponsors have agreed not to cause us to file, a registration statement that would cover these registrable securities for a period of 180 days after the date of the final prospectus for this offering without first obtaining the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. on behalf of the underwriters. We will not be obligated to effect any demand registration within 180 days after the effective date of a previous demand registration. We have agreed to pay all costs and expenses in connection with each such registration, except underwriting discounts and commissions applicable to the securities sold.

The registration rights agreement described above will replace the existing registration rights agreement between Madison River Telephone and certain of the existing equity investors, which contemplated a public offering of equity securities of Madison River Telephone. Upon the effectiveness of the registration rights agreement, the existing registration rights agreement will be terminated.

Coastal Shareholders

On April 10, 2002, Madison River Telephone announced the completion of an agreement with the Coastal shareholders, which, among other things, modified certain provisions of the shareholders’ agreement that was entered into when Coastal Communications, Inc. acquired Coastal Utilities, Inc. in March 2000. Under the terms of the April 2002 agreement, the Coastal shareholders exchanged all of their series B stock and 40% of their series A stock in Coastal Communications, Inc. for 18.0 million Class A units in Madison River Telephone valued at $1 per unit and three term notes issued by Madison River Telephone in the aggregate principal amount of $20 million, payable over eight years and bearing interest at approximately 8.4% per annum. In addition, Coastal Communications, Inc. redeemed 30 shares of series A stock retained by the Coastal shareholders for $33,333.33 per share, or approximately $1.0 million, at the closing of the transaction. Coastal Communications, Inc. redeemed an additional 30 shares of series A stock in June 2003, July 2004, August 2005 and September

2006 for approximately $1.0 million each time. Under the terms of the Coastal Communications Inc.’s amended shareholders’ agreement, we may at any time require the Coastal shareholders to sell their shares of series A stock to us for a purchase price of $33,333.33 per share, or an aggregate of $1.0 million. At the closing of this offering, we will repurchase the remaining 30 shares of series A stock held by the Coastal shareholders out of the proceeds of this offering.

Coastal Facility

Madison River Telephone, the selling stockholder, is party to a credit agreement with Merrill Lynch Capital Corporation, an affiliate of one of the underwriters participating in this offering, as administrative agent and initial lender, referred to herein as the “Coastal facility.” The Coastal facility is in an original principal amount of $20.8 million, and with capitalized interest, as of September 30, 2006, has an aggregate principal amount of $25.1 million. The Coastal facility is scheduled to mature on May 22, 2010 and accrues interest at 13% per annum. Madison River Telephone has the option of paying accrued interest under the Coastal facility in cash or having it capitalized and added to the principal amount of the loans outstanding under the facility. As of September 30, 2006, the accrued and unpaid interest on the Coastal facility was approximately $980,000. Out of part of the proceeds of this offering, the selling stockholder will repay the outstanding borrowings plus accrued and unpaid interest under the Coastal facility.

Madison Dearborn Capital Partners, L.P. Convertible Note

In April 1997, Madison River Telephone issued to Madison Dearborn Capital Partners, L.P., one of its existing sponsors, a note payable of $0.4 million that bears interest at 8.0% per annum and is due on demand. The principal amount and unpaid interest are due in October 2011. The note is unsecured and, at any time prior to the payment of the entire principal amount, Madison Dearborn Capital Partners, L.P. may convert all unpaid principal and accrued interest into Class A units in Madison River Telephone. We believe that the terms of the note payable are comparable to those that could have been obtained from unaffiliated parties. At September 30, 2006, the unpaid principal on the note was $392,610 and the unpaid interest on the note was $474,000. On or about the closing of this offering, the note, including all accrued and unpaid interest, will be converted pursuant to its terms into 392,610 Class A units in Madison River Telephone.

Repurchase of Madison River Telephone’s Minority Interest in Coastal Communications, Inc.

In April 2002, Madison River Telephone acquired 120 shares of Series A stock and 300 shares of Series B stock of Coastal Communications, Inc. from the Coastal shareholders in exchange for equity in Madison River Telephone and notes payable from Madison River Telephone. At the closing of this offering, we will use proceeds of the offering to repurchase the 120 shares of Series A and 300 shares of Series B from Madison River Telephone at an aggregate purchase price of $            .

Distributions by Selling Stockholder

The selling stockholder will use part of the proceeds and Madison River Communications shares it holds to (1) make a distribution of $              and              shares to us to fund the long-term incentive plan and (2) make a distribution of cash and shares to its existing equity investors, including certain members of our current and former management, or the existing management investors, and funds affiliated with our existing equity investors in accordance with Madison River Telephone’s operating agreement. Of the existing management investors, Messrs. Vanderwoude, Ogg, Sunu and Becker will receive $        , $        , $         and $         and         ,         ,          and          shares, respectively. The existing sponsors, the existing management investors and the Coastal shareholders will hold             ,              and             shares, respectively.

Messrs. Ogg and Becker have outstanding loans with Madison River Telephone and/or us totaling $832,100 and $466,700, respectively. Following the completion of this offering, we expect to call these loans. We expect that Messrs. Ogg and Becker will use the cash received by them from Madison River Telephone as part of the distribution to existing equity investors to repay a portion of their loans. In addition, following the completion of this offering, we expect to enter into agreements with Messrs. Ogg and Becker pursuant to which we will repurchase from them, from cash on hand, approximately             and             shares of Madison River Communications distributed to Messrs. Ogg and Becker, respectively, by Madison River Telephone. We expect that the price we pay for such shares will be equal to the closing price of our common stock on the business day immediately preceding the repurchases. Messrs. Ogg and Becker will use the proceeds received from these repurchases to repay the remaining amounts of their loans to Madison River Telephone and us.

After its distribution of cash and stock, we anticipate that Madison River Telephone will be dissolved in accordance with its operating agreement and the Delaware Limited Liability Company Act. After the closing of this offering and the dissolution of the selling stockholder, we will no longer be directly held, in whole or in part, by Madison River Telephone.

Loans to Related Parties

On January 4, 2002, ORVS Madison River sold its interest in Madison River Telephone, which consisted of 5,550,253.16 Class A units at December 31, 2001, to certain members of management and to Madison River Telephone for approximately $1.21 to $1.23 per unit. Madison River Telephone repurchased 1,632,427.40 of these Class A units and retired them. Members of management purchasing Class A units from ORVS Madison River were J. Stephen Vanderwoude (2,489,450.97 units), James D. Ogg (544,142.74 units), Paul H. Sunu (462,521.37 units) and Bruce J. Becker (421,710.68 units). The terms of the transaction were determined by negotiations by the parties in consultation with their respective financial advisors. To finance a portion of their purchase of Class A units from ORVS Madison River, Mr. Sunu, Mr. Ogg and Mr. Becker each borrowed $466,700, or a total of $1.4 million, from us. The loans, payable on demand, bear interest at 5% per annum and are secured by the respective individual’s Class A interests purchased. As of September 30, 2006, $1.2 million remained outstanding under these loans. We intend to call these loans due in connection with consummation of this offering.

Mr. Sunu also had a loan payable to Madison River Telephone the proceeds of which were used to purchase 250,000 Class A units in Madison River Telephone. The loan, payable on demand, bore interest at 5% and was secured by Mr. Sunu’s Class A interests. The loan, which totaled $145,500 as of December 31, 2003, was repaid in full in December 2004.

Pursuant to an amendment to Mr. Sunu’s employment agreement dated December 31, 2003, Mr. Sunu received bonus awards in 2003, 2004 and 2005 that were applied to the outstanding principal and accrued interest on his loans from Madison River Telephone and us used to purchase Class A units in Madison River Telephone. In 2005, Mr. Sunu’s additional bonus was used to repay approximately $153,000 of his outstanding amount due to us. In 2004, Mr. Sunu’s additional bonus was used to repay approximately $145,500 of the outstanding balance due to Madison River Telephone and $7,500 of the outstanding amount due to us. In 2003, Mr. Sunu’s additional bonus was used to repay approximately $153,000 of the outstanding balance due to Madison River Telephone.

Cash Bonuses

In September 2002, Madison River Telephone agreed to pay and, at the closing of this offering, we will assume such agreement to pay Mr. Sunu a bonus in the amount of $435,000 in connection with his efforts in consummating the transactions with the Coastal shareholders on April 10, 2002 described above. The bonus is only payable in the event that a liquidity event with respect to Madison River Telephone occurs and the existing sponsors of Madison River Telephone receive a return of their capital contribution with respect to their Class A units in Madison River Telephone plus an 8% rate of return. We expect that the consummation of this offering will satisfy the conditions to the payment of the bonus.

Mr. Sunu’s employment agreement provides for, among other things, a special bonus award to be paid to Mr. Sunu in December 2007 of $233,000 so long as Mr. Sunu remains employed by us on the date of payment for the bonus. The amount of the special bonus award is defined in Mr. Sunu’s employment agreement. As part of the employment agreement, Mr. Sunu will apply the proceeds of the special bonus first to the repayment of Mr. Sunu’s outstanding loan from us, which has an outstanding balance of approximately $306,000 at

September 30, 2006, plus any accrued interest with any remaining proceeds being retained by him. If Mr. Sunu’s employment is terminated by us other than for cause, or due to his death or disability, or Mr. Sunu terminates his employment for good reason, or Mr. Sunu’s employment is terminated immediately prior to the occurrence of a liquidity event as defined in the employment agreement, then Mr. Sunu shall receive a special termination bonus equivalent to the amount of the unpaid special bonus award described above. Mr. Sunu will apply the proceeds of his special termination bonus first to the repayment of his outstanding loan to us plus any accrued interest with any remaining proceeds being retained by him. Mr. Sunu’s employment agreement provides for acceleration of the payment of the special bonus award in the event of certain specified events, which include the consummation of this offering.

Family Relationships

Mr. Vanderwoude’s son, Mr. Philip Vanderwoude, is currently employed by us as Vice-President-Business Services and Product Development. In this capacity, he received total salary and bonus of approximately $115,000 in the year ended December 31, 2005. In addition, Mr. Philip Vanderwoude also has aggregate awards of $500,000 in Madison River Telephone’s long-term incentive plan as of September 30, 2006.

DESCRIPTION OF SENIOR CREDIT FACILITIES

We are the borrower and certain of our subsidiaries are guarantors under a credit agreement governing our senior credit facilities with a syndicate of term loan lenders, the RTFC as revolving facility lender, Lehman Commercial Paper Inc., as the administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs Credit Partners L.P., as lead arrangers and co-syndication agents, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Credit Partners L.P. and Lehman Brothers Inc., as joint bookrunners. Affiliates of each of Merrill Lynch, Pierce Fenner & Smith Incorporated, Goldman, Sachs & Co. and Lehman Brothers Inc. are lenders under our senior credit facilities. Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Lehman Brothers Inc. are acting as underwriters in this offering.

The following is a description of the general terms of the credit agreement entered into by us to evidence the senior credit facilities. This information relating to the senior credit facilities is qualified in its entirety by reference to the complete text of the credit agreement and the other loan documents entered into in connection with the credit facilities. In addition, the information set forth herein describes only those provisions of the senior credit facilities which are applicable after consummation of the offering. The senior credit agreement provides for changes in certain terms upon a Qualified Public Offering, as defined in the credit agreement, which includes this offering.

The senior credit facilities consist of a $525.0 million term loan with a syndicate of lenders and a $75.0 million revolving credit facility with the Rural Telephone Finance Cooperative. As of October 6, 2006, our term loan had an outstanding balance of $520.0 million after we made a $5.0 million voluntary prepayment and our revolving credit facility was fully available to be drawn. The senior credit facilities may be increased by up to an additional $200 million if certain conditions are met. The proceeds from the term loan portion of the senior credit facilities were required to be used to repay existing indebtedness; the proceeds from any commitment increase may be used to repay any term loan advance under such credit facilities and for working capital and general business purposes of us and our subsidiaries, including capital expenditures and acquisitions; and the revolving credit facility portion of such credit facilities may be used for general business and working capital purposes. Both the term loan and the revolving credit facility are scheduled to mature in July 2012. $25 million of the revolving credit facility is available to us for letters of credit. Amounts borrowed under the term loan that are repaid or prepaid may not be reborrowed. Amounts repaid under the revolving credit facility may be reborrowed.

Availability

The availability of, and the commitments to extend credit under, the revolving credit facility portion of the senior credit facilities are subject to the conditions precedent that the representations and warranties under the senior credit agreement are true and correct in all material respects and that no default has occurred and is continuing. In addition, we must also satisfy the condition precedent that after giving effect to such borrowing and the application of proceeds thereof, the ratio of consolidated total net debt of Madison River Communications and its subsidiaries as of the date of such borrowing to Adjusted EBITDA of Madison River Communications and its subsidiaries does not exceed 5.50 to 1.00.

Interest Rates and Fees

The term loan bears interest, at our option at either (A) a base rate (as defined in the credit agreement) plus 0.75% per annum or (B) a London interbank offered rate (“LIBOR”) plus 1.75% per annum. The revolving credit facility bears interest at a rate established by the RTFC for similar lines of credit plus 0.50% per annum. We currently have a three-month LIBOR rate in effect. We have interest rate swap agreements in place to effectively fix the interest rate on $415.0 million, or 79.0%, of our term loan at a weighted average effective interest rate of approximately 7.2%. The interest rate swap agreements expire at various times through October 2009. The interest rate on the $105.0 million variable portion of our term loan is approximately 7.62% and is effective until January 6, 2007. The weighted average effective interest rate on the entire term loan is approximately 7.3%.

We pay certain future fees with respect to the loans under the senior credit facilities, including:

•	a fronting fee on the aggregate drawable amount of each letter of credit equal to 0.25% per annum; and

•	customary annual administration fees.

Maturity

Both the term loan and the revolving credit facility under our senior credit facilities are scheduled to mature in July 2012.

Mandatory Prepayments

Under the credit agreement, we are required to make mandatory prepayments:

•	with 100% of the net cash proceeds from certain dispositions of assets and certain casualties and condemnations;

•	with 100% of the net cash proceeds from certain debt issuances;

•	with 50% of our annual “net excess cash flow” (as defined in the credit agreement) if our “total leverage ratio” as of the end of the applicable fiscal year is greater than or equal to 3.50 to 1.00, 25% if our “total leverage ratio” as of the end of the applicable fiscal year is greater than 3.00 to 1.00 but less than 3.50 to 1.00 and 0% if our “total leverage ratio” as of the end of the applicable fiscal year is less than 3.00 to 1.00;

•	with 100% of the amount by which the aggregate outstanding revolving loan extensions of credit exceed the revolving credit facility amount; and

•	during any “Dividend Suspension Period” (as defined below), on a quarterly basis, 50% of the increase in the “Restricted Payments Basket Amount” (as defined below) during such period.

Any prepayment of a term loan advance made on or before June 30, 2007 with the proceeds of a substantially concurrent incurrence of additional term loan advances or with the incurrence of indebtedness on substantially the same terms thereto shall be subject to a prepayment fee equal to 1% of such prepayment if the interest on the existing term loan advances exceeds the interest relating to such additional term loan advances or the interest of such other new advances.

Voluntary Prepayments

The credit agreement permits reductions of commitments and voluntary prepayments of loans without penalty or premium, other than standard breakage costs. Any prepayment of a term loan advance made on or before June 30, 2007 with the proceeds of a substantially concurrent incurrence of additional term loan advances or with the incurrence of indebtedness on substantially the same terms thereto shall be subject to a prepayment fee equal to 1% of such prepayment if the interest on the existing term loan advances exceeds the interest relating to such additional term loan advances or the interest of such other new advances.

Payment of Dividends

The restricted payments covenant general restricts the amount of dividends we pay at any time to the “Restricted Payments Basket Amount,” which amount is equal to (1) the sum of Available Cash for the Reference Period most recently ended (after giving effect to any reductions in the amount of Available Cash that occurred in any fiscal quarter completed following such Reference Period and prior to the date of determination) plus $50 million minus (2) (A) the aggregate amount of dividends paid by Madison River Communications on, or paid in respect of the repurchase of shares of, its equity interests during the period commencing on the first day of such Reference Period and ending on the last day of the fiscal quarter for which a quarterly compliance report has been delivered prior to such date plus (B) $            , subject to suspension during any “Dividend Suspension Period” (as defined below).

As used above and below under “Financial Covenants,” the following terms have the following meanings:

“Adjusted EBITDA” means:

(1)	consolidated net income, determined in accordance with generally accepted accounting principles in effect from time to time; plus

(2)	the following items, to the extent deducted in determining consolidated net income:

(a)	Consolidated Interest Expense;

(b)	provision for income taxes;

(c)	depreciation and amortization expense;

(d)	costs and expenses related to the transactions, including related bonuses;

(e)	unrealized losses on financial derivatives recognized in accordance with SFAS No. 133;

(f)	non-cash, stock-based compensation expense;

(g)	extraordinary or unusual losses (including extraordinary or unusual losses on permitted sales of assets and casualty events);

(h)	losses on sales of assets other than in the ordinary course of business;

(i)	other non-recurring or unusual costs, expenses or losses, including, without limitation, costs, expenses or losses relating to securities offerings, investments or acquisitions to the extent not exceeding, in the aggregate, $10.0 million;

(j)	compensation expense arising from deemed dividends, the payment of dividends or the equivalent on shares of Madison River Communications common stock issued under its Omnibus Stock Plan, any other incentive stock plans or Madison River Telephone’s long-term incentive plans; and

(k)	all other non-cash items that reduce such consolidated net income for which no cash is expected to be paid in the twelve months following the date of determination;

(l)	costs and expenses related to any repurchase, repayment, payment or redemption of all or any portion of the outstanding loan at Madison River Telephone and certain other indebtedness, including, without limitation, any commissions, fees, trustee fees, prepayment premiums or fees, penalties or premiums; and

(m)	costs and expenses related to the second amendment to the credit agreement in an aggregate amount not to exceed $1.5 million; minus

(3)	the following items, to the extent included in determining consolidated net income:

(a)	unrealized gains on financial derivatives recognized in accordance with SFAS No. 133;

(b)	extraordinary or unusual gains (including extraordinary or unusual gains on permitted sales of assets and casualty events);

(c)	gains on sales of assets other than in the ordinary course of business; and

(d)	all other non-cash income, other than the accrual of revenue in the ordinary course of business (including the non-cash portion of the Rural Telephone Bank or RTFC patronage capital allocation).

“Alabama State Tax Disputes” means a tax dispute between Gulf Coast Services, Inc. and its subsidiaries, on one hand, and the Alabama Department of Revenue, on the other hand, arising from an audit of state income tax returns filed by Gulf Coast Services, Inc. and its subsidiaries for the 2001 and 2002 fiscal years.

“Available Cash” means, on any date of determination, for the most recently completed Reference Period, an amount equal to (calculated on a consolidated basis for Madison River Communications and its subsidiaries):

(1)	Adjusted EBITDA for the most recently completed Reference Period minus

(2)	to the extent not deducted in the determination of such Adjusted EBITDA, the sum of the following:

(a)	Consolidated Cash Interest Expense;

(b)	Cash Capital Expenditures;

(c)	all scheduled and voluntary (but not mandatory) principal repayments in respect of debt of Madison River Communications and its subsidiaries made during such Reference Period, excluding (A) debt repayments made with the proceeds of debt, equity, capital contributions, asset sales or exchanges or casualty (including insurance, eminent domain and condemnation) proceeds and (B) repayments of revolving debt;

(d)	cash taxes paid during such Reference Period, excluding (A) any cash taxes paid in respect of the Tax Disputes and (B) any cash taxes in respect of (i) extraordinary or unusual gains, (ii) gains on sales of assets other than in the ordinary course of business and (iii) all other non-cash income other than the accrual of revenue in the ordinary course, in each case which items are subtracted from consolidated Net Income in the definition of “Adjusted EBITDA” ; and

(e)	certain investments in new subsidiaries or assets of a business that are not financed with proceeds of debt, equity, capital contributions or asset sales or casualty proceeds.

“Cash Capital Expenditures” means, for any Reference Period, the capital expenditures made by Madison River Communications and its subsidiaries during such Reference Period that are classified as capital expenditures in accordance with generally accepted accounting principles in effect from time to time, excluding (1) capital expenditures financed with the proceeds of debt, equity, capital contributions, asset sales or exchanges or casualty (including insurance, eminent domain and condemnation) proceeds and (2) acquisitions of equity interests or assets comprising a business or product line.

“Coastal and Gulf Tax Disputes” means the tax disputes arising from the lawsuits filed in June 2004 by the Department of Justice for the United States of America against Gulf Coast Services, Inc. and Coastal Utilities, Inc. relating to certain prior tax refunds.

“Consolidated Cash Interest Expense” means, for any period, the sum of:

(1) Consolidated Interest Expense for such period, excluding the following to the extent included in the determination of such Consolidated Interest Expense:

(a) any amounts not payable or paid in cash in such period;

(b) any fees, expenses, premiums or penalties payable on or before the closing date in connection with the transactions and any up-front fees, expenses or premiums paid in connection with hedge agreements; and

(c) any interest, fees or penalties payable in connection with the Tax Disputes; plus

(2) the amount of any interest expense constituting Consolidated Interest Expense accrued in a prior period and paid in cash in such period (excluding amounts specified in (a), (b), (c) and (d) above), provided that, for the purposes of determining Consolidated Cash Interest Expense for the first three quarters following this offering, (i) for the first such fiscal quarter, the amount of such Consolidated Cash Interest Expense for the four fiscal quarter period then ended shall equal such item for such fiscal quarter multiplied by four, (ii) for the second such fiscal quarter, the amount of such Consolidated Cash Interest Expense for the four fiscal quarter period then ended shall equal such item for the two fiscal quarters then ended multiplied by two and (iii) for the third such fiscal quarter, the amount of such

Consolidated Cash Interest Expense for the four fiscal quarter period then ended shall equal such item for the three fiscal quarters then ended multiplied by 4/3.

“Consolidated Interest Expense” means, for any Reference Period, total interest expense (including that portion attributable to capital leases in accordance with generally accepted accounting principles in effect from time to time and capitalized interest) of Madison River Communications and its subsidiaries on a consolidated basis with respect to all outstanding debt of Madison River Communications and its subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and net costs under interest rate hedging agreements.

“Dividend Suspension Period” means any period of four consecutive fiscal quarters during which the “total leverage ratio” (as defined below) is greater than 5.10 to 1.00.

“Reference Period” means, at any date, the period commencing on the first day of the first full fiscal quarter that starts after the date of this offering and ending on the last day of the last fiscal quarter for which a quarterly compliance report has been delivered by Madison River Capital prior to such date.

“Tax Disputes” means the Coastal and Gulf Tax Disputes and the Alabama State Tax Disputes.

Covenants

The credit agreement contains customary affirmative covenants, including an affirmative covenant relating to our ability to conduct transactions with our affiliates. The credit agreement also contains negative covenants that will limit or restrict our ability, subject to certain exceptions, to:

•	create liens and further negative pledges;

•	make investments;

•	incur debt and guarantees;

•	merge or sell assets;

•	make acquisitions;

•	change the nature of our business;

•	make restricted payments, including the payment of dividends and the repurchase of equity (subject to the exceptions for certain restricted payments, including those described above); and

•	prepay or repurchase subordinated debt.

In addition, the credit agreement contains financial covenants which require:

•	as of the end of the most recently ended four fiscal quarter period, a maximum ratio of total net debt (defined as total debt less cash and cash equivalents) to Adjusted EBITDA (“total leverage ratio”) of not greater than 5.50 to 1.00; and

•	for the four-quarter period ended on the last day of any fiscal quarter, a minimum ratio of Adjusted EBITDA to the sum of Consolidated Cash Interest Expense and cash taxes (other than any cash taxes in respect of the Tax Disputes) (“fixed charge coverage ratio”) of not less than 2.25 to 1.00 through the end of the third fiscal quarter of 2007 and thereafter of not less than 2.00 to 1.00.

Guarantees

Our obligations under our senior credit facilities are guaranteed by our domestic, first tier direct subsidiaries (Madison River Communications, LLC, Madison River Holdings, LLC and Madison River Finance Corp.).

Collateral

The senior credit facilities, and the guarantees thereof, are secured by, to the extent permitted by applicable law, rule and regulation, (1) a perfected security interest in all of the capital stock or equity interests of subsidiaries of us and intercompany notes directly owned by us and each of our subsidiaries which is a guarantor (limited to 65% of the shares of any first tier non-domestic subsidiaries) and (2) a perfected lien on, and security interest in, substantially all of the tangible and intangible assets and properties of each of our subsidiaries which is a guarantor, subject to certain exceptions.

Events of Default

The credit agreement contains customary events of default.

Interest Rate Hedges

The credit agreement requires us to hedge, through July 29, 2007, not less than 50% of the aggregate principal amount of all of our debt.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material provisions of the certificate of incorporation and bylaws of Madison River Communications as each will be in effect upon the closing of this offering. They may not contain all of the information that is important to you. The following descriptions are qualified in their entirety by reference to the provisions of the certificate of incorporation and bylaws of Madison River Communications, copies of the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

Madison River Communications’ authorized capital structure consists of:

•	authorized shares of common stock, par value $0.01 per share; and

•	authorized shares of preferred stock, par value $0.01 per share.

Upon the closing of this offering, there will be              shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. For additional information regarding the share repurchase, see “The Transactions,” “Use of Proceeds,” “Principal and Selling Stockholders,” and “Certain Relationships and Related Transactions.”

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors.

Madison River Communications’ certificate of incorporation and bylaws provide that its board of directors will consist of not less than five nor more than fifteen members, the exact number of which will be fixed from time to time by the board. Upon the closing of this offering, we expect the size of our board will be fixed at nine directors. Prior to the consummation of this offering, we will enter into a stockholders’ agreement with Madison River Telephone’s existing sponsors pursuant to which each such sponsor will have, indirectly, the right to designate (a) two individuals who will be among the slate of nominees for election to the board of directors of Madison River Communications so long as such existing sponsor owns at least 12.5% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis and (b) one individual so long as such existing sponsor does not have the ownership described in clause (a), but owns at least (i) 5.0% of the total outstanding shares of common stock of Madison River Communications on a fully diluted basis or (ii) 50% of the shares of common stock of Madison River Communications which such existing sponsor owned immediately following the offering.

Mr. Vanderwoude is currently the Chairman, Chief Executive Officer, and Managing Director of Madison River Communications. Mr. Vanderwoude’s employment agreement provides that, as long as he is employed in his capacity as Managing Director and Chief Executive Officer, we shall use best efforts to cause his election and retention as a member of our board of directors and as Chairman of the board.

Our directors will be elected each year by our stockholders at our annual meeting. Our directors are elected to serve one-year terms.

Generally, except for charter and bylaw amendments requiring a supermajority vote as described below, all matters to be voted on by stockholders must be approved by a majority or, in the case of election of directors, by a plurality of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

Dividends

Subject to any preferential dividend rights of holders of outstanding preferred stock, holders of shares of common stock are entitled to such dividends as may be declared by Madison River Communications’ board of directors from time to time out of legally available funds. Dividends on the common stock are not cumulative.

Upon completion of this offering, the board of directors of Madison River Communications will adopt a dividend policy that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness, capital expenditures, taxes and future reserves, if any, as regular quarterly dividends to Madison River Communications’ stockholders. In accordance with our dividend policy, we currently intend to pay an initial dividend of $             per share on or about                     , 2007 and to continue to pay quarterly dividends at an annual rate of $             per share for the first full year following the closing of this offering, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our senior credit facilities. Dividend payments are not guaranteed, and our board of directors may decide, in its absolute discretion, at any time and for any reason, not to pay dividends. See “Dividend Policy and Restrictions.”

Rights Upon Liquidation

In the event of any liquidation, dissolution or winding-up of Madison River Communications’ affairs, the holders of Madison River Communications’ common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other Matters

Holders of common stock have no conversion, preemptive or other subscription rights and there are no redemption rights or sinking fund provisions with respect to the common stock. All outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, validly issued, fully paid and non-assessable.

Preferred Stock

Madison River Communications is authorized to issue up to              million shares of preferred stock. Madison River Communications’ certificate of incorporation authorizes its board: to issue these shares in one or more series; to establish from time to time the number of shares to be included in each series; and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Madison River Communications’ board may increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by stockholders of Madison River Communications. The board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. There are currently no plans to issue any shares of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and Madison River Communications’ Certificate of Incorporation and Bylaws

Madison River Communications’ certificate of incorporation and bylaws include a number of provisions that may have some anti-takeover effects. Provisions of Delaware law may have similar effects under Madison River Communications’ certificate of incorporation.

Delaware Anti-Takeover Statute.    Madison River Communications is subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to specific exceptions, Section 203 prohibits a publicly held

Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the “business combination,” or the transaction in which the stockholder became an “interested stockholder” is approved by the board of directors prior to the date the “interested stockholder” attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	on or subsequent to the date a person became an “interested stockholder,” the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the “interested stockholder.”

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts with respect to Madison River Communications and, therefore, may discourage attempts to acquire Madison River Communications.

The board of directors of Madison River Communications has approved each of the existing equity investors as “interested stockholders” for purposes of Section 203 of the General Corporation Law of the State of Delaware.

In addition, various provisions of Madison River Communications’ certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Removal of Directors; Filling Vacancies.    Any director may be removed for cause only by the affirmative vote of the holders of not less than two-thirds of the outstanding voting power of the outstanding common stock.

Madison River Communications’ certificate of incorporation provides that any vacancy of a directorship shall be filled by the remaining members of the board of directors, except that any vacancy resulting from the departure of an individual that was designated for election by an existing sponsor will be filled by a designee of such existing sponsor so long as the existing sponsor is then entitled to its nominee designation rights under the stockholders’ agreement.

The director removal and vacancy provisions will make it more difficult for a stockholder to remove incumbent directors and simultaneously gain control of the board by filling vacancies created by such removal with its own nominees.

No Cumulative Voting.    The General Corporation Law of the State of Delaware provides that stockholders are denied the right to cumulate votes in the election of directors unless Madison River Communications’ certificate of incorporation provides otherwise. Madison River Communications’ certificate of incorporation does not expressly provide for cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders.    Madison River Communications’ organizational documents prohibit stockholder action by written consent. The bylaws provide that special meetings of stockholders may be called only by Madison River Communications’ board of directors or the chairman of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Madison River Communications’ bylaws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must be delivered or mailed and received at Madison River Communications’ principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders. The bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. Stockholder nominations for the election of directors at a special meeting or notice of other stockholder proposals must be received by the corporate secretary by the later of 10 days following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made or 90 days prior to the date that meeting is proposed to be held.

Limitations on Liability and Indemnification of Officers and Directors.    The General Corporation Law of the State of Delaware authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. As permitted by Delaware law, Madison River Communications’ organizational documents include provisions that eliminate the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the General Corporation Law of the State of Delaware regarding unlawful dividends and stock repurchases; or

•	for any transaction from which the director derived an improper personal benefit.

Madison River Communications’ organizational documents provide that it must indemnify and advance reasonable expenses to its directors and officers to the fullest extent authorized by the General Corporation Law of the State of Delaware. Madison River Communications will also be expressly authorized to carry directors’ and officers’ insurance for its directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance will be useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in Madison River Communications’ certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Madison River Communications and its stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Madison River Communications pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Other than the Eslava lawsuit, described on page 93, there is currently no pending material litigation or proceeding involving any of Madison River Communications’ directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares.    Madison River Communications’ authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. Madison River Communications may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Madison River Communications by means of a proxy contest, tender offer, merger or otherwise. If Madison River Communications issues such shares without stockholder approval and in violation of limitations imposed by the Nasdaq Global Market or any stock exchange on which Madison River Communications’ stock may then be trading, the stock could be delisted.

Amendment of Bylaws and Certificate of Incorporation.    Our certificate of incorporation generally requires the approval of not less than two-thirds of the voting power of all outstanding shares of common stock entitled to vote to amend any bylaws by stockholder action or the certificate of incorporation provisions described in this section.

Certain Corporate Opportunities

As permitted by Section 122(17) of the General Corporation Law of the State of Delaware, our certificate of incorporation will renounce certain interests or expectancies in specified corporate opportunities, transactions or other matters offered to any director of ours who is not also one of our officers or employees and who is affiliated with one of our existing sponsors or to any affiliate of any such director. Specifically, we renounce any interest or expectancy in any corporate opportunity, transaction or other matter that:

•	is not presented to such director as a direct result of his or her capacity as one of our directors; or

•	is not identified by such director or by an affiliate of such director solely through the disclosure of information by us or on our behalf.

These directors and their affiliates have the right to engage in and no obligation to communicate or offer to us any such corporate opportunity, transaction or other matter, and we will have no right in or to any such opportunity, transaction or other matter. Subject to their fiduciary duties to us, these directors may have conflicts of interest with us as a result of these opportunities and may compete with us.

By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our certificate of incorporation related to corporate opportunities that are described above.

Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “ MRCC.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company will be the transfer agent and registrar for the shares of common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering there has been no public market for our common stock, and a significant public market for our common stock may never develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

Upon completion of this offering, we expect to have              outstanding shares of common stock. The              shares of common stock being sold in this offering (or              shares if the underwriters exercise the over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by “affiliates” of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares are eligible for public sale if registered under the Securities Act, or sold in accordance with Rule 144 or Rule 701 thereunder.

If permitted under our senior credit facilities, we may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions and investments.

Lock-Up Arrangements

We, our executive officers and directors, the long-term incentive plan participants and Madison River Telephone’s existing equity investors have agreed, with specified exceptions, not to sell or transfer any of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. on behalf of the underwriters. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. on behalf of the underwriters.

Rule 144

In general, under Rule 144, as currently in effect, a person or persons whose shares are aggregated who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, and who files a Form 144 with respect to this sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, or approximately shares immediately after this offering; or

•	the average weekly trading volume during the four calendar weeks preceding the date of which notice of the sale is filed on Form 144.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Equity Compensation

We intend to file a registration statement on Form S-8 under the Securities Act covering the shares that will be reserved for issuance under our Omnibus Stock Plan. Accordingly, shares registered under this registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject to the contractual restrictions described above.

Registration Rights

Prior to the consummation of this offering, we and Madison River Telephone’s existing equity investors will enter into an agreement pursuant to which we will provide these persons with certain demand, piggyback and shelf registration rights with respect to the              shares of our common stock (             shares if the underwriters over-allotment option is exercised in full) held by them immediately following the consummation of this offering. See “Certain Relationships and Related Transactions.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below). This discussion deals only with our common stock held as capital assets by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	insurance companies;

•	cooperatives;

•	persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	partnerships or entities or arrangements treated as a partnership or other pass-through entity for U.S. federal tax purposes (or investors therein); or

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar.

Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. We have not received a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the matters discussed herein. This discussion does not address any state, local or non-U.S. tax considerations.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes one of the following:

•	a citizen or an individual resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, we particularly urge you to consult your own tax advisors.

If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as any consequences to you arising under state, local and non-U.S. tax laws.

Consequences to U.S. Holders

The following discussion applies only to U.S. Holders.

Dividends

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) and will be includible in your gross income upon receipt. Distributions to you in excess of our earnings and profits will be treated first as a return of capital (with a corresponding reduction in your tax basis in the common stock) to the extent of your tax basis in the common stock on which the distribution was made, and then as capital gain from the sale or exchange of such common stock to the extent the distribution exceeds such basis. Provided that you satisfy certain holding period and other requirements, our distributions to you that are taxable as dividends generally will be, (i) if you are a corporation, eligible for the dividends received deduction, and (ii) if you are a non-corporate taxpayer, eligible to be treated as “qualified dividend income” (which is taxable at the rates generally applicable to long-term capital gains) in the case of dividends paid in taxable years beginning on or before December 31, 2010. Dividends received in taxable years beginning after December 31, 2010 will be taxable to non-corporate taxpayers at ordinary income rates. The company currently expects that distributions for the foreseeable future will be paid out of earnings and profits.

Sale, Exchange or Other Taxable Disposition of Common Stock

Upon the sale, exchange or other taxable disposition of shares of our common stock, you will recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange or taxable disposition and your tax basis in the shares of common stock disposed. Such gain or loss generally will be long-term capital gain or loss if your holding period with respect to such common stock is more than one year at the time of its disposition. If you are a non-corporate taxpayer, any such long-term capital gain generally will be eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information will be reported to the IRS each year regarding the amount of any dividends on our common stock and the proceeds of any sale of our common stock paid to you during such year unless you are an exempt recipient (such as a corporation). A backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or to make required certifications or you have been notified by the IRS that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Consequences to Non-U.S. Holders

The following discussion applies only to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. Special rules may apply to you if you are a “controlled foreign corporation” or a “passive foreign investment company” or are otherwise subject to special treatment under the Code. Any such holders should consult their own tax advisors to determine the U.S. federal income, state, local and non-U.S. tax consequences that may be relevant to them.

Dividends

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with a trade or business you conduct within the United States (and, if certain tax treaties apply, are attributable to a permanent establishment you maintain in the United States), are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a corporation, any such effectively connected dividends that you receive may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate for dividends paid on our common stock, you must provide the withholding agent with a properly executed IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the applicable income tax treaty. In the case of common stock held by a foreign intermediary (other than a “qualified intermediary”), the intermediary generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner for which it is receiving the dividends.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the United States);

•	if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and you have a “tax home” in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and (i) you beneficially own, or have owned, more than 5% of the total fair market value of our common stock at any time during the five-year period preceding such disposition, or (ii) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.

We believe that we are not, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes. No assurances, however, can be given in this regard.

U.S. Federal Estate Tax

Shares of our common stock held by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

You may be subject to information reporting and backup withholding with respect to any dividends on, and the proceeds from dispositions of, our common stock paid to you, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

•	If the proceeds are paid to or through the U.S. office of a broker (U.S. or foreign), they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption;

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S. Related Person”), they will not be subject to backup withholding or information reporting; or

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. Related Person, they generally will be subject to information reporting (but not backup withholding), unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.

In addition, the amount of any dividends paid to you and the amount of tax, if any, withheld from such payment generally must be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished by you to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

UNDERWRITING

We intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Lehman Brothers Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholder and the underwriters, we and the selling stockholder have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholder, the number of shares set forth opposite their names below.

Underwriters	Number of shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Lehman Brothers Inc.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Stifel, Nicolaus & Company, Incorporated

Total

The underwriters have agreed to purchase all of the shares sold pursuant to the purchase agreement if any of the shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

Indemnification

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make with respect to those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholder that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the underwriting discounts and commissions that we and the selling stockholder are to pay to the underwriters in connection with this offering. The information is presented assuming either no exercise or full exercise by the underwriters of the option to purchase additional shares.

	Paid by us		Paid by the Selling Stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated to be $             and are payable by us and the selling stockholder.

Option to Purchase Additional Shares

The selling stockholder has granted options to the underwriters to purchase up to              additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sale of Similar Securities; Lock-Up Agreement

We, each of our executive officers, our directors, the long-term incentive plan participants and the selling stockholder’s existing equity investors have agreed, with some exceptions, not to directly or indirectly, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. on behalf of the underwriters, for a period of 180 days after the date of this prospectus:

•	offer, pledge, sell or contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for any shares of our common stock; or

•	enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. on behalf of the underwriters.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires power of disposition.

Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “MRCC.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

NASD Regulations

Affiliates of Goldman, Sachs & Co., one of the underwriters participating in this offering, are some of Madison River Telephone’s existing sponsors. Consequently, the National Association of Securities Dealers, Inc. (NASD) may view the participation of Goldman, Sachs & Co. as an underwriter in this offering as the distribution in a public offering of securities issued by a company with which Goldman, Sachs & Co. has a conflict of interest. Accordingly, the offering is being made pursuant to the provisions of NASD Rule 2720. Those provisions require that the initial public offering price be no higher than that recommended by a “qualified independent underwriter” who must participate in the preparation of the registration statement and the prospectus, and who must exercise the usual standards of due diligence with respect thereto. Wachovia Capital Markets, LLC is acting as a qualified independent underwriter in the offering, and the initial public offering price of the shares will not be higher than the price recommended by Wachovia Capital Markets, LLC. We have agreed to indemnify Wachovia Capital Markets, LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Two of our directors, Mr. Joseph P. DiSabato and Mr. Sanjeev K. Mehra, are employees of Goldman, Sachs & Co., one of the underwriters in this offering.

Discretionary Sales

With respect to those customer accounts over which the underwriters have discretionary control, the underwriters will not execute any transaction in the shares of common stock being offered in connection with this offering without first obtaining the prior specific written approval of such customer.

Price Stabilization and Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates the syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters is not greater than the number of shares that they may purchase in their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. The underwriters may close out any naked short position by purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the, document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore.

Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not intended to be part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price, up to              shares offered hereby for officers, directors and employees. The number of shares available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. The Directed Share Program will be arranged through one of our underwriters, Wachovia Capital Markets, LLC.

Relationships

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as lead arranger, co-syndication agent and joint bookrunner and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as a lender under the senior credit facilities. Goldman, Sachs & Co. acts as joint bookrunner and an affiliate of Goldman, Sachs & Co. acts as lead arranger, co-syndication agent, joint bookrunner and a lender under the senior credit facilities. Lehman Brothers Inc. acts as senior co-manager and an affiliate of Lehman Brothers Inc. acts as administrative agent, collateral agent and a lender under the senior credit facilities. In such capacity, these underwriters and the other underwriters participating in our senior credit facilities will be able to enforce the restriction contained in the senior credit facilities on our ability to pay dividends. Madison River Telephone, the selling stockholder, is owned in part by affiliates of Goldman, Sachs & Co., an underwriter participating in this offering, and existing members of our management.

The Coastal facility was provided by an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch, Pierce, Fenner & Smith Incorporated is one of the underwriters participating in this offering. The Coastal facility will be repaid by the selling stockholder using the proceeds of this offering.

In the ordinary course of business, one or more of the underwriters and their affiliates have provided financial advisory, investment banking and general financing and banking services to us and certain of our affiliates for customary fees.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois. Certain legal matters relating to this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements of Madison River Capital, LLC as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

We retained KPMG LLP as our independent registered public accounting firm and replaced Ernst & Young LLP effective for our fiscal year ending December 31, 2006. Ernst & Young’s reports for each of the years ended December 31, 2005 and 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle. During the years ended December 31, 2005 and 2004, and the subsequent interim period through the date of replacement, there were no disagreements between us and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the subject matter of the disagreement in connection with its reports on our financial statements for such years. During the years ended December 31, 2005 and 2004, and the subsequent interim period through the date of replacement, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The change in independent registered public accounting firms was approved by the audit committee on December 22, 2005. During the years ended December 31, 2005 and 2004, and the subsequent interim period through the date of replacement, we did not consult with KPMG LLP regarding either the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements as well as any matters or reportable events described in Items 304(a)(2)(i) or (ii) of Regulation S-K.

We delivered a copy of this disclosure to Ernst & Young LLP prior to its filing with the SEC and requested that Ernst & Young LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements regarding Ernst & Young LLP. A copy of Ernst & Young LLP’s letter to the SEC, dated October 16, 2006, is attached as exhibit 16.1 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

Madison River Communications has filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the Public Reference Room the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, Madison River Communications will become subject to the informational requirements of the Securities Exchange Act of 1934 and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC as described above or inspect them without charge at the SEC’s website.

Report of Independent Registered

Public Accounting Firm

The Board of Directors and Members

Madison River Capital, LLC

We have audited the accompanying consolidated balance sheets of Madison River Capital, LLC as of December 31, 2005 and 2004, and the related consolidated statements of operations, member’s capital and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madison River Capital, LLC at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Raleigh, North Carolina

February 24, 2006

Except for Notes 1 and 17, as to which the date is

June 30, 2006

Madison River Capital, LLC

Consolidated Balance Sheets

(in thousands)

	December 31
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$20,100	$34,486
Accounts receivable, less allowance for uncollectible accounts of $900 and $1,416 in 2005 and 2004, respectively	10,553	9,855
Receivables, primarily from interexchange carriers, less allowance for uncollectible accounts of $1,048 and $1,310 in 2005 and 2004, respectively	6,813	5,862
Inventories	618	644
Rural Telephone Finance Cooperative stock to be redeemed	—	469
Rural Telephone Finance Cooperative patronage capital receivable	2,813	2,910
Rural Telephone Bank stock, at cost	10,079	10,079
Deferred income taxes	4,707	1,734
Other current assets	2,887	2,076

Total current assets	58,570	68,115

Telephone plant and equipment:
Land, buildings and general equipment	80,253	80,216
Central office equipment	252,509	242,741
Poles, wires, cables and conduit	334,989	319,299
Leasehold improvements	3,955	3,415
Software	18,213	18,522
Construction-in-progress	9,454	5,807

	699,373	670,000
Accumulated depreciation and amortization	(423,622)	(377,107)

Telephone plant and equipment, net	275,751	292,893

Other assets:
Rural Telephone Finance Cooperative stock, at cost	—	42,190
Goodwill	366,332	366,332
Other assets	14,423	11,474

Total other assets	380,755	419,996

Total assets	$715,076	$781,004

See Notes to Consolidated Financial Statements.

Madison River Capital, LLC

Consolidated Balance Sheets—(Continued)

(in thousands)

	December 31
	2005	2004
Liabilities and member’s capital
Current liabilities:
Accounts payable	$1,288	$1,753
Accrued expenses	28,805	32,264
Advance billings and customer deposits	6,162	5,306
Other current liabilities	1,000	1,000
Current portion of long-term debt	7,000	9,385

Total current liabilities	44,255	49,708

Noncurrent liabilities:
Long-term debt	551,338	608,691
Deferred income taxes	62,180	46,032
Other liabilities	16,988	15,813

Total noncurrent liabilities	630,506	670,536

Total liabilities	674,761	720,244
Member’s capital:
Member’s interest	251,837	251,684
Accumulated deficit	(208,440)	(188,324)
Accumulated other comprehensive loss	(3,082)	(2,600)

Total member’s capital	40,315	60,760

Total liabilities and member’s capital	$715,076	$781,004

See Notes to Consolidated Financial Statements.

Madison River Capital, LLC

Consolidated Statements of Operations

(in thousands except for share data)

	December 31
	2005	2004	2003
Operating revenues:
Local services	$127,240	$130,487	$126,975
Long distance services	15,730	15,042	15,754
Internet and enhanced data services	24,054	20,705	16,252
Edge-out services	8,120	8,590	9,647
Miscellaneous services and equipment	15,805	16,012	13,532

Total operating revenues	190,949	190,836	182,160

Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	54,609	54,565	47,474
Depreciation and amortization	39,640	44,446	51,496
Selling, general and administrative expenses	36,921	36,352	35,978
Restructuring benefit	(247)	—	(718)

Total operating expenses	130,923	135,363	134,230

Net operating income	60,026	55,473	47,930
Interest expense	(53,351)	(59,278)	(62,649)
Loss on extinguishment of long-term debt	(11,128)	(212)	—
Other income (expense):
Net realized losses on disposal of marketable equity securities	—	—	(343)
Other income, net	5,041	4,193	3,971

Income (loss) before income taxes from continuing operations	588	176	(11,091)
Income tax (expense) benefit	(19,927)	(753)	4,940

Net loss from continuing operations	(19,339)	(577)	(6,151)
Discontinued operations:
(Loss) income from discontinued operations, net of income tax benefit of $447 in 2005	(777)	178	1,284

Net loss	$(20,116)	$(399)	$(4,867)

Pro forma loss per share (unaudited)	$(201,160)

See Notes to Consolidated Financial Statements.

Madison River Capital, LLC

Consolidated Statements of Member’s Capital

(in thousands)

	Member’s Interest	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2002	251,284	(183,058)	(155)	68,071
Net loss	—	(4,867)	—	(4,867)
Other comprehensive loss, net of taxes of $1,325:
Minimum pension liability adjustment	—	—	(2,163)	(2,163)
Unrealized losses on marketable equity securities:
Unrealized holding losses arising during the year	—	—	(188)	(188)
Reclassification adjustment for realized losses included in net loss	—	—	343	343

Comprehensive loss, net of taxes	—	—	—	(6,875)

Balance at December 31, 2003	251,284	(187,925)	(2,163)	61,196
Repayment of officer note	7	—	—	7
Transfer of convertible note to MRTC	393	—	—	393
Net loss	—	(399)	—	(399)
Other comprehensive loss, net of taxes of $268:
Minimum pension liability adjustment	—	—	(437)	(437)

Comprehensive loss, net of taxes	—	—	—	(836)

Balance at December 31, 2004	251,684	(188,324)	(2,600)	60,760
Repayment of officer note	153	—	—	153
Net loss	—	(20,116)	—	(20,116)
Other comprehensive loss, net of taxes of $296:
Minimum pension liability adjustment	—	—	(737)	(737)
Interest rate swap	—	—	255	255

Comprehensive loss, net of taxes	—	—	—	(20,598)

Balance at December 31, 2005	$251,837	$(208,440)	$(3,082)	$40,315

See Notes to Consolidated Financial Statements.

Madison River Capital, LLC

Consolidated Statements of Cash Flows

(in thousands)

	December 31
	2005	2004	2003
Operating activities
Net loss	$(20,116)	$(399)	$(4,867)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	38,834	43,444	50,391
Amortization	1,364	1,559	1,663
Impairment charge on long-lived assets	647	—	—
Deferred income taxes	13,471	903	(7,211)
Equity losses in investments carried on equity method	71	156	193
Loss on extinguishment of long-term debt	11,128	212	—
Realized losses on marketable equity securities	—	—	343
Amortization of debt discount	214	233	206
Rural Telephone Finance Cooperative patronage capital	(844)	(878)	(899)
Changes in operating assets and liabilities:
Accounts receivable less allowance for uncollectible accounts	(800)	1,484	2,174
Receivables, primarily from interexchange carriers less allowance for uncollectible accounts	(1,126)	(672)	2,064
Income tax recoverable	(487)	—	405
Inventories	26	683	(289)
Other current assets	(33)	(58)	(438)
Accounts payable	(465)	833	(631)
Accrued expenses	(3,481)	(6,724)	3,168
Advance billings and customer deposits	856	151	(194)
Other liabilities	988	(1,995)	(2,309)

Net cash provided by operating activities	40,247	38,932	43,769

Investing activities
Purchases of telephone plant and equipment	(16,371)	(14,643)	(12,223)
Acquisition of rural local telephone exchanges	(6,322)	—	—
Redemption of Rural Telephone Finance Cooperative stock, net	42,659	1,354	2,039
(Increase) decrease in other assets	(378)	829	165

Net cash provided by (used in) investing activities	19,588	(12,460)	(10,019)

Financing activities
Note payment from member	153	7	—
Redemption of minority interest	(1,000)	(1,000)	(1,000)
Net proceeds from issuance of long-term debt	470,835	—	10,000
Repayment of long-term debt	(544,209)	(19,136)	(34,561)

Net cash used in financing activities	(74,221)	(20,129)	(25,561)

Net (decrease) increase in cash and cash equivalents	(14,386)	6,343	8,189
Cash and cash equivalents at beginning of year	34,486	28,143	19,954

Cash and cash equivalents at end of year	$20,100	$34,486	$28,143

Supplemental disclosures of cash flow information:
Cash paid for interest	$52,093	$59,034	$60,667

Cash paid for income taxes	$7,348	$984	$1,544

Supplemental disclosure of a non-cash transaction:
Transfer of convertible note to Parent	$—	$393	$—

Transfer of accounts receivable from current to non-current	$(102)	$—	$—

Transfer of NECA receivable from current to non-current	$(175)	$—	$—

See Notes to Consolidated Financial Statements.

Madison River Capital, LLC

Notes to Financial Statements

December 31, 2005

1. Summary of Significant Accounting Policies

Description of Business

Madison River Capital, LLC (“MRCL” or the “Company”), a wholly-owned subsidiary of Madison River Telephone Company LLC (“MRTC”), was organized on August 26, 1999 as a limited liability company, or LLC, under the provisions of the Delaware Limited Liability Company Act. Under the provisions of this Act, the member’s liability is limited to the Company’s assets provided that the member returns to the Company any distributions received as the result of an accounting or similar error.

The Company offers a variety of telecommunications services to business and residential customers in the Southeast and Midwest regions of the United States including local and long distance voice services, Internet access services, high-speed data and fiber transport. The Company was founded for the primary purpose of the acquisition, integration and operation of rural local exchange telephone companies, or RLECs. Since January 1998, the Company has acquired five RLECs located in North Carolina, Illinois, Alabama and Georgia which it operates as four distinct companies.

The Company’s RLECs manage and operate edge-out competitive local exchange carrier, or CLEC, operations in markets in North Carolina, Illinois and Louisiana, and provide fiber transport services to other businesses, primarily in the Southeast. These operations are referred to as the Company’s edge-out services because these operations were developed in close proximity, or edged-out, from the RLEC operations by utilizing a broad range of experienced and efficient resources provided by the RLECs. At December 31, 2005, the Company served 238,465 voice access and broadband connections.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries as follows:

•	Madison River Finance Corp (“MRF”), a wholly-owned subsidiary

•	Gallatin River Holdings, LLC and its subsidiary (“GRH”), a wholly-owned subsidiary

•	Madison River Communications, LLC and its subsidiary (“MRC”), a wholly-owned subsidiary

•	Madison River Holdings Corp. (“MRH”), a wholly-owned subsidiary

•	Madison River LTD Funding Corp. (“MRLTDF”), a wholly-owned subsidiary

•	Mebtel, Inc. (“Mebtel”), a wholly-owned subsidiary

•	Gulf Coast Services, Inc. and its subsidiaries (“GCSI”), a wholly-owned subsidiary

•	Coastal Communications, Inc. and its subsidiaries (“CCI”), a majority-owned subsidiary

•	Madison River Management, LLC (“MRM”), a wholly-owned subsidiary

•	Madison River Long Distance Solutions, Inc. (“MRLDS”), a wholly-owned subsidiary

•	Mebtel Long Distance Solutions, Inc. (“MLDS”), a wholly-owned subsidiary

All material intercompany balances and transactions have been eliminated in the consolidated financial statements.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

Pro Forma Information (Unaudited)

The Company has presented an unaudited pro forma loss per share on the consolidated statement of operations for the year ended December 31, 2005 which reflects the Company’s new capital structure after its conversion from a limited liability company to a corporation under Delaware law in October 2006. Upon conversion, the Company issued 100 shares of its common stock to MRTC to replace the existing member’s interest held by MRTC.

Discontinued Operations

On June 30, 2006, the Company discontinued its operations in the New Orleans and surrounding communities including Biloxi and Gulfport, Mississippi as a result of Hurricane Katrina. As a result of this disposition, the Consolidated Statement of Operations and related notes have been restated to present the results of the New Orleans operations as discontinued operations. The operating results of the New Orleans’ operations have been classified as “Income (loss) from discontinued operations, net of income taxes” (see Note 17).

Business Segments

In 2006, the Company began reporting one segment due to a change in how the business was managed. Under the provisions of Statements of Financial Accounting Standards, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), the Company’s only reportable business segment is its traditional telephone operations. The operating income of this segment is reviewed by the chief operating decision maker to assess performance and make business decisions.

Reclassifications

In certain instances, amounts previously reported in the 2004 and 2003 consolidated financial statements have been reclassified to conform with presentation in the 2005 consolidated financial statements. Such reclassifications had no effect on net loss or member’s capital as restated for prior periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Regulatory Assets and Liabilities

The Company’s RLECs are regulated entities and, therefore, are subject to the provisions of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (“SFAS 71”). Accordingly, the Company records certain assets and liabilities that result from the economic effects of rate regulation, which would not be recorded under generally accepted accounting principles for nonregulated entities. These assets and liabilities relate primarily to the regulatory impact of the rate-making process on accounts receivable, accounts payable and fixed assets.

Telephone plant and equipment used in the RLEC operations has been depreciated using the straight-line method over lives approved by regulators. Such depreciable lives have generally exceeded the depreciable lives used by nonregulated entities. In addition, certain costs and obligations are deferred based upon approvals

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

received from regulators to permit recovery of such amounts in future years. The Company’s operations that are not subject to regulation by state and federal regulators are not accounted for under the guidelines of SFAS 71.

In the fourth quarter of 2005, the Company made approximately $3.7 million in capital expenditures at its Alabama RLEC to add more high-capacity fiber optic transport lines using a network architecture that enhances the survivability of its network by making it more resistant to outages from storms or other network disruptions and to repair damages to its network sustained as a result of Hurricane Katrina in August 2005. The Company received authorization from the Alabama Public Service Commission (the “APSC”) to fully depreciate these capital expenditures in the quarter they were placed in service, and, in accordance with SFAS 71, the Company fully depreciated these assets in the fourth quarter of 2005.

In the fourth quarter of 2004, the Company made approximately $2.6 million in capital expenditures at its Alabama RLEC to replace transmission and distribution facilities that were damaged and destroyed when Hurricane Ivan made landfall at Gulf Shores, Alabama in September 2004. The Company received authorization from the APSC to fully depreciate these capital expenditures in the quarter they were placed in service, and, in accordance with SFAS 71, the Company fully depreciated these assets in the fourth quarter of 2004.

Statement of Financial Accounting Standards No. 101, Regulated Enterprises Accounting for the Discontinuance of Application of FASB Statement No. 71 (“SFAS 101”), specifies the accounting required when an enterprise ceases to meet the criteria for application of SFAS 71. SFAS 101 requires the elimination of the effects of any actions of regulators that have been recognized as assets and liabilities in accordance with SFAS 71 but would not have been recognized as assets and liabilities by enterprises in general, along with an adjustment of certain accumulated depreciation accounts to reflect the difference between recorded depreciation and the amount of depreciation that would have been recorded had the Company’s RLEC operations not been subject to rate regulation.

The ongoing applicability of SFAS 71 to the Company’s regulated RLEC operations is being monitored due to the changing regulatory, competitive and legislative environments, and while it is possible that changes in these areas or in the demand for regulated services or products could result in the Company’s RLEC operations no longer being subject to SFAS 71 in the future, the Company believes this possibility is remote. If the regulated RLEC operations of the Company no longer qualify for the application of SFAS 71, the net adjustments required by SFAS 101 could result in a material, noncash charge against operations.

Cash Equivalents

Cash equivalents are highly liquid investments with a maturity of three months or less at the date of purchase.

Inventories

Inventories consist mainly of copper and fiber cable, poles and material and equipment used in the maintenance and installation of voice and Internet access services and are stated at the lower of cost (average cost) or market.

Allowance for Uncollectible Accounts

The Company’s principal financial instruments subject to potential concentration of credit risk are accounts receivable, which are unsecured. The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations to it, such as a bankruptcy filing or substantial down-grading of credit scores, the Company records a specific allowance against amounts due from the customer to reduce the net recognized

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

receivable to the amount reasonably believed to be collectible. For other customer receivables, the Company reserves a percentage of the remaining outstanding accounts receivable as a general allowance based on a review of specific customer balances, the Company’s trends and experience with prior receivables, the current economic environment and the length of time the receivables have been outstanding or are past due. As circumstances change, the Company reviews the adequacy of the allowance and the assumptions used in calculating the allowance.

Interest Rate Swap Agreements

The Company maintains a risk management policy with an objective to minimize the variability of cash flows from making interest payments on its senior secured credit facility. The Company’s existing long-term debt obligations have variable and fixed interest rates. The Company’s senior secured credit facility is a variable-rate debt obligation that exposes the Company to variability in interest payments due to changes in interest rates. To manage a portion of the fluctuation in cash flows resulting from interest rate risk and to conform to the respective loan agreements, the Company entered into interest rate swap agreements. These swaps change the variable-rate cash flow exposure on a portion of the senior secured credit facility to a fixed-rate cash flow. As of December 31, 2005, the Company had three interest rate swap agreements with a combined notional amount of $350.0 million that expire on October 6, 2009. The interest rate swap agreements qualified as accounting hedges under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Certain Hedging Activities (“SFAS 133”).

SFAS 133 requires all derivative instruments be recorded on the balance sheet at their respective fair values. At December 31, 2005, the Company had recorded $0.3 million in other comprehensive income (loss), net of taxes to recognize the fair value of its interest rate swap agreements.

Telephone Plant and Equipment

Telephone plant and equipment is stated at cost, which for certain assets may include labor and direct costs associated with the installation of those assets.

Maintenance, repairs and minor renewals are expensed as incurred. The cost of additions, replacements and major improvements are capitalized to telephone plant and equipment accounts. For the regulated RLEC operations, except for certain assets defined by the Federal Communications Commission, including artwork, land, and switching equipment sold with traffic which are accounted for with corresponding gain or loss, the original cost of depreciable property retired, net of salvage value, is removed from telephone plant and equipment accounts and charged against accumulated depreciation. Under this method, no gain or loss is recognized on ordinary retirements of depreciable property. For retirements of telephone plant and equipment in the Company’s unregulated operations, the original cost and accumulated depreciation are removed from the accounts and the corresponding gain or loss is included in the results of operations.

Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. The regulated RLEC operations use straight-line rates approved by regulators. The composite annualized rate of depreciation for telephone plant and equipment in the regulated operations approximated 6.00%, 6.74% and 7.93% for 2005, 2004 and 2003, respectively. In the unregulated operations, telephone plant and equipment is depreciated over lives, determined according to the class of the asset, ranging from three years to 33 years.

Revenue Recognition

Local service—Local service revenues include revenues from end user customers, interexchange carriers, universal service funding and revenue and cost sharing arrangements. Local service revenues from charges to end

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

user customers for basic local telephone services, including local services provided as part of flat-rate service plans, and custom calling features generally are billed one month in advance with recognition of revenue from these services deferred until the services have been provided.

Local service revenues also include charges to wireless and interexchange carriers that access the Company’s network to connect their services to end users in the Company’s service area. A portion of the network access revenues are switched access revenues that are earned from the origination and termination of long distance calls over the Company’s network facilities. A portion of local service revenue is reciprocal compensation revenues that are earned from the termination of wireless calls over the Company’s network facilities. These switched access and reciprocal compensation revenues are generally billed in arrears based on minutes of use and are accrued and recognized when earned. Network access revenues also include special access revenues earned by providing facilities to interexchange carriers to connect high speed data services to customers in our service area. Special access revenues are billed in advance and deferred until the services have been provided. Payments from universal service funding sources are received at the end of each month and are recognized as revenues in the month earned.

The Company also recognizes revenues from participation in interstate revenue and cost sharing arrangements, referred to as pools, with other telephone companies. These pools are managed by the National Exchange Carrier Association (“NECA”) which also provides administrative functions, such as the filing of the interstate access tariffs in which the Company participates. The NECA pools are funded by charges made by participating companies to their respective customers. Revenues from participation in NECA pools are based on the Company’s actual costs of providing the interstate services which are not known until after year-end when special jurisdictional cost studies are completed. Accordingly, revenues from NECA pools are recognized monthly using detailed estimates of costs and such cost estimates are updated from time to time during the year based on actual results. Final cost studies are generally completed during the second quarter of the following year at which time the Company’s revenues from the NECA pools are adjusted to reflect the actual results.

Long distance service—Long distance service revenues from toll services, typically billed in arrears, are recognized in the period when earned. Provision of long distance services under flat-rate plans are billed one month in advance with revenue recognition deferred until the services have been provided.

Internet and enhanced data service—Internet and enhanced data services consist primarily of revenues from broadband and dial-up Internet access. Charges for these services are generally billed one month in advance and revenue recognition is deferred until the services have been provided.

Edge-out services—Revenues from the Company’s edge-out customers that are billed in advance of the provision of the services are deferred until earned. Services billed in arrears are accrued and recognized in the period that the services are provided.

Miscellaneous telecommunications service and equipment—Miscellaneous telecommunications service and equipment revenues include revenues from billing and collection services provided to interexchange carriers, advertising sold in telephone directories and the sale and maintenance of customer premise equipment which are recognized when the service has been provided or over the life of the contract, as appropriate. Also included in miscellaneous telecommunications services are revenues from advertising sold in telephone directories which are recognized on a straight-line basis over the twelve month period in which the corresponding directory is distributed. Publication revenue associated with directories is booked net of the associated cost. These revenues are recognized when the service has been provided or over the life of the contract, as appropriate.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

Revenues billed in advance that will be recognized in a subsequent period are recorded as a liability in “Advance billings and customer deposits” while revenues that are earned but unbilled are recorded as an asset in “Accounts receivable” or “Receivables, primarily from interexchange carriers” in the Consolidated Balance Sheets.

Income Taxes

Effective January 1, 2005, the Company elected to convert from being treated as a partnership for federal and state income tax purposes to being taxed as a C corporation under Delaware law. With this conversion, the Company’s consolidated federal income tax return includes the operating results of the Company and its subsidiaries. Prior to this conversion, the Company’s subsidiary, MRH, filed a consolidated federal income tax return that included the results of MRH and its subsidiaries: MRLTDF, MRM, Mebtel, GCSI, CCI, MLDS, and MRLDS. The Company’s other subsidiaries, MRC and GRH, are limited liability corporations and as of December 31, 2005 are treated as partnerships. Accordingly, income, losses and credits are passed through directly to the members of these partnerships. In November 2003, MRM converted from being a C corporation to a limited liability corporation for income tax purposes.

Income taxes for the C corporations are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that it is unlikely that the asset will be realized.

Allocation of Distributions

Distributions to its member, if any, are allocated in accordance with the terms outlined in the Company’s Operating Agreement and are subject to limitations in its senior note indenture and its senior secured credit facility.

Goodwill

The Company’s goodwill, which is solely in the RLEC, represents the excess of the purchase price paid for its acquisitions in excess of the fair value of the net assets acquired. The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). SFAS 142 does not permit goodwill and intangible assets deemed to have indefinite lives to be amortized. Instead these assets are subject to annual, or if certain conditions exist, more frequent, impairment tests in accordance with SFAS 142. Impairment occurs when the fair value of the asset is less than its carrying value. Other intangible assets continue to be amortized over their useful lives.

In performing its review of goodwill under the terms of SFAS 142, the Company makes certain estimates regarding the implied fair value of its individual operating companies where goodwill is recorded. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which the Company estimates using undiscounted cash flows and comparative market multiples. If the Company’s initial impairment analysis indicates potential goodwill impairment, management will perform a more detailed fair value analysis of each identified tangible and intangible asset.

The Company performed its annual goodwill impairment testing during the fourth quarter of 2005, 2004, and 2003 with no determination of impairment. If an impairment of the carrying value of goodwill is indicated by

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

future tests, goodwill will be written down to its deemed fair market value and a corresponding charge will be recorded as part of operating expenses in the Consolidated Statements of Operations.

Long-Lived Assets

In accordance with the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and a corresponding charge will be recorded as part of operating expenses in the Consolidated Statements of Operations.

During the fourth quarter of 2005, the Company adopted a plan to dispose of some of its assets in 2006 relating to the EOS operations in New Orleans, Louisiana. This disposal plan was an indicator of a potential impairment under SFAS 144, and resulted in a loss of $0.6 million being recognized for certain assets identified as being impaired. This impairment loss is included in operating expenses in the Consolidated Statements of Operations and represents the excess of the aggregate carrying amount of the identified assets over their aggregate fair value. All of the impaired assets are part of the EOS segment.

Asset Retirement Obligations

On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs by requiring that companies recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and capitalize the expected retirement costs as part of the book value of the long-lived asset.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143 (“FIN 47”), which further clarified a conditional asset retirement obligation as a legal obligation to perform an asset retirement activity in which the timing and methodology of settlement are contingent on a future event. FIN 47 addressed that when an existing law, regulation or contract requires an entity to perform an asset retirement activity, even if the retirement can be deferred indefinitely, a requirement to perform the retirement activity exists. The Company reviewed its contractual obligations and determined that a legal obligation exists to remove assets and perform other remediation work at collocation facilities upon termination of its collocation agreements. Therefore, the Company has accrued a liability of approximately $0.5 million for these anticipated costs.

Comprehensive Loss

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires that total comprehensive loss be disclosed with equal prominence as the Company’s net income (loss). Comprehensive loss is defined as changes in member’s capital exclusive of transactions with owners such as capital contributions and distributions. In 2005, the Company had comprehensive income, net of income taxes of $0.3 million for unrealized gains on interest rate swaps accounted for under hedge accounting. In addition, in 2005, 2004 and 2003, the Company recognized a comprehensive loss for an adjustment to its minimum pension liability of $0.7 million, $0.4 million and $2.2 million, respectively. For 2003, the Company had comprehensive income, net of income taxes, of $0.2 million from transactions of marketable equity securities available for sale.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

Variable Interest Entities

In January 2003, the FASB issued FIN 46 with the primary objective to provide guidance on the identification of entities for which control is achieved through means other than voting rights referred to as variable interest entities, or VIEs, and to determine when and which business enterprise should consolidate a VIE as the “primary beneficiary”. This new consolidation model applies when either (1) the equity investors, if any, do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without additional financial support. Other than an immaterial investment in an unconsolidated company accounted for under the equity method, for which the Company has determined that it is not the primary beneficiary, the Company has no other investments that are VIEs.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. (“SFAS 123R”). This new standard requires companies to adopt the fair value methodology of valuing stock-based compensation and recognizing that valuation in the financial statements from the date of grant. The Company currently uses the minimum value method to account for its share-based payments under Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (“SFAS 123”) (see Note 11). Accordingly, the Company is required to adopt the prospective transition method effective January 1, 2006, with no restatement of any prior periods. Under the prospective transition method, equity awards previously accounted for as variable awards under APB 25 will continue to be accounted for as variable awards unless those awards are substantively modified after the adoption of SFAS 123R.

2. Receivables

The following is a summary of activity for the allowance for uncollectible accounts related to accounts receivable, which consist primarily of receivables from customers using the Company’s services such as local and long distance voice, broadband and other high speed data services:

	Beginning Balance	Additions Charged to Expense	Deductions from Reserve	Ending Balance
	(in thousands)
Year ended December 31, 2005	$1,416	$2,599	$(3,115)	$900
Year ended December 31, 2004	1,181	3,067	(2,832)	1,416
Year ended December 31, 2003	2,792	617	(2,228)	1,181

The following is a summary of activity for the allowance for uncollectible accounts related to receivables, primarily from interexchange carriers, which consist primarily of receivables from other telecommunications companies for switched and special access services:

	Beginning Balance	Additions Charged to Expense	Deductions from Reserve	Ending Balance
	(in thousands)
Year ended December 31, 2005	$1,310	$557	$(819)	$1,048
Year ended December 31, 2004	2,617	720	(2,027)	1,310
Year ended December 31, 2003	1,693	1,280	(356)	2,617

3. Rural Telephone Bank Stock

The Company’s investment in Rural Telephone Bank (“RTB”) stock is carried at cost and consists of 26,478 shares of $1,000 par value Class C stock at December 31, 2005 and 2004. For 2005, 2004 and 2003, the Company received cash dividends from the RTB of $1.5 million, $1.6 million and $1.1 million, respectively which are included in other income in the Consolidated Statements of Operations.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

At its August 4, 2005 meeting, the Board of Directors of the RTB voted to dissolve the RTB pending passage of federal legislation designed to provide for the liquidation of the RTB. The legislation was signed into law as part of the fiscal year 2006 Department of Agriculture appropriations bill in November 2005. On January 31, 2006, the Company submitted its stock redemption agreements to redeem its 26,478 shares of Class C stock in the RTB. Per the terms of the stock redemption agreements, the Company should receive the proceeds of the redemption of approximately $26.5 million no later than May 2006. The Company expects to recognize a pre-tax gain of approximately $16.4 million as a result of the redemption in March 2006.

4. Rural Telephone Finance Cooperative Equity

At December 31, 2004, the Company had an investment in the Rural Telephone Finance Cooperative (“RTFC”) stock that was carried at cost and consisted of subordinated capital certificates (“SCCs”) acquired as a condition of obtaining long-term financing from the RTFC. In July 2005, the RTFC redeemed the Company’s remaining $42.2 million in SCCs and applied the proceeds to reduce the Company’s long-term debt obligations to the RTFC as part of the retirement of all RTFC long-term debt. See further discussion in Note 7.

Prior to the redemption in July 2005, the SCCs were systematically redeemed for cash at their par value by the RTFC in proportion to the amount of principal repaid on the long-term borrowings from the RTFC. In 2005 and 2004, the Company received $0.5 million and $1.4 million, respectively, from the redemption of SCCs.

In addition, as a cooperative, the RTFC allocates its net margins earned during its fiscal year to borrowers on a pro rata basis based on each borrower’s patronage in the RTFC. The Company recorded its annual patronage capital allocation from the RTFC at cost. As determined by the RTFC’s board of directors, a percentage of the patronage capital allocations are retired with cash in the following year with the remainder being distributed in the form of patronage capital certificates. The patronage capital certificates will be retired for cash on a scheduled 15-year cycle or as determined by the RTFC’s board of directors. For 2005, the Company’s allocation of patronage capital was $2.8 million of which $2.0 million was retired with cash and $0.8 million was received in patronage capital certificates in January 2006. At December 31, 2005 and 2004, the Company had $6.2 million and $5.4 million, respectively, in other assets for the patronage capital certificates related to these allocations. For 2004, the Company’s allocation of patronage capital from the RTFC was $2.9 million of which $2.0 million was retired with cash and $0.9 million was received in patronage capital certificates in January 2005. For 2003, the Company received an allocation of patronage capital from the RTFC of $3.0 million of which $2.1 million was retired with cash and $0.9 million was received in patronage capital certificates in January 2004. Upon the repayment of all outstanding amounts to the RTFC in July 2005, the Company was no longer earning a patronage capital allocation from the RTFC. The Company was a borrower for two months of RTFC’s 2006 fiscal year, and, accordingly, the Company will receive a proportionate allocation in January 2007 if one is paid.

5. Available for Sale Equity Securities

In March 2002, Georgia PCS Management, L.L.C., a company in which the Company owned approximately 15% of the outstanding member interests and accounted for as an equity method investment, was acquired by US Unwired, Inc., a publicly traded Sprint PCS affiliate. In exchange for its ownership interest in Georgia PCS, the Company received approximately 806,000 shares of US Unwired, Inc. Class A common stock.

The Company accounted for the common stock in US Unwired, Inc. as available for sale marketable equity securities in accordance with Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). Accordingly, the common stock was carried at its estimated fair value based on current market quotes with changes in the fair market value reflected as other comprehensive income or loss.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

In 2003, the Company sold approximately 655,000 shares of US Unwired, Inc. common stock for approximately $0.2 million and recorded a realized loss, net of income tax benefits, of $0.3 million. In addition, as a result of certain purchase price adjustments made under the acquisition agreement, the shares held in escrow were retained by US Unwired, Inc. and the Company recognized a realized loss, net of income tax benefits, for these shares of $0.1 million.

In 2003, the Company received and disposed of a miscellaneous investment in a marketable equity security for proceeds of $25,000 and recognized a realized gain of $25,000 on the disposal.

6. Restructuring Charges

In the third quarter of 2002, the Company realigned each of the EOS’s operating regions in North Carolina, Illinois and New Orleans under the Company’s RLECs in those respective regions and the Company recognized a restructuring charge of $2.8 million for the elimination of redundant management, marketing and support services and the structuring of a more efficient network. MRC recognized $2.7 million and MRM recognized $0.1 million of the restructuring charge. The charge was recognized in accordance with EITF 94-3. The amounts recorded consisted primarily of the costs associated with future obligations on non-cancelable leases for certain facilities, net of estimated sublease income, losses from the abandonment of fixed assets and leasehold improvements associated with those leased facilities, the expense associated with decommissioning a switch, expenses associated with the elimination of thirty employees and related expenses.

In the fourth quarter of 2001, the company recorded a $2.8 million restructuring charge associated with MRC’s decision to reduce its sales and marketing efforts and eliminate redundant support services. The charge was recognized in accordance with EITF 94-3. The amounts recognized as part of this restructuring charge consisted primarily of the costs associated with future obligations on non-cancelable leases for closed sales offices, network operations centers and future switching facilities, net of estimated sublease income, losses from the abandonment of leasehold improvements and fixed assets associated with those leased facilities and legal related expenses.

In 2005 and 2003, the Company adjusted its restructuring charge accruals to recognize actual results of the realignment and reduction in its sales and marketing efforts as well as to reflect changes in its estimates related to future periods primarily for its lease obligations. In addition, approximately $0.4 million of the restructuring charge recognized in 2002 related to the decommissioning of a switch was reversed in 2003 as the Company subsequently elected to redeploy certain elements of the switch elsewhere in its operation. The Company recognized a benefit of $0.2 during 2005 and $0.7 million during 2003 related to these adjustments to its restructuring accruals. Substantially all of the payments charged against this restructuring accrual have been payments made under lease agreements. The following summarizes the activity in the Company’s restructuring accruals for the years ended December 31, 2005, 2004 and 2003:

Year ended December 31, 2005 (in thousands):

	Balance at December 31, 2004	Payments	Adjustments	Balance at December 31, 2005
Future lease obligations	$540	$(209)	$(216)	$115
Legal related expenses	31	—	(31)	—

	$571	$(209)	$(247)	$115

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

Year ended December 31, 2004 (in thousands):

	Balance at December 31, 2003	Payments	Adjustments	Balance at December 31, 2004
Future lease obligations	$813	$(273)	$—	$540
Legal related expenses	31	—	—	31

	$844	$(273)	$—	$571

Year ended December 31, 2003 (in thousands):

	Balance at December 31, 2002	Payments	Adjustments	Balance at December 31, 2003
Future lease obligations	$2,133	$(1,220)	$(100)	$813
Telephone plant and equipment	158	—	(158)	—
Employee separation expenses	77	(4)	(73)	—
Legal related expenses	31	—	—	31

	$2,399	$(1,224)	$(331)	$844

At December 31, 2005 and 2004, accrued expenses included $0.1 million and $0.3 million, respectively, and other long-term liabilities in 2004 include $0.3 million related to the restructuring accruals.

7. Long-Term Debt and Line of Credit

Long-term debt outstanding consisted of the following at:

	December 31
	2005	2004
Senior secured note payable to banks maturing July 2012, bearing interest at a blended rate of 7.06% at December 31, 2005	$475,000	$—
RTFC notes payable, repaid in July 2005	—	421,900
Unsecured 13.25% senior notes payable, due March 1, 2010, with interest payable semiannually on March 1 and September 1, net of debt discount of $662 and $1,842, respectively.	83,338	196,176

	558,338	618,076
Less current portion	7,000	9,385

	$551,338	$608,691

As of December 31, 2004, the Company’s secured loan facilities consisted of $421.9 million in outstanding term loans and $41.0 million in fully available revolving lines of credit with the RTFC that were primarily obligations of the Company’s indirect wholly-owned subsidiary, MRLTDF, under a loan agreement that was scheduled to mature in November 2016. On July 29, 2005, the Company entered into a new senior secured credit facility with a seven-year, $475.0 million term loan provided by a syndicate of banks and a seven-year, $75.0 million revolving line of credit provided by the RTFC that remains undrawn at December 31, 2005. Approximately $375.0 million of the proceeds from the term loan, together with the RTFC’s redemption of the Company’s $42.2 million in RTFC SCCs, were used to repay the $417.2 million in RTFC term loans outstanding. The Company also paid the RTFC approximately $4.8 million in accrued interest and $0.8 million

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

as a fee for early repayment of certain fixed rate term loans. The Company recorded this fee as a loss on extinguishment of long-term debt. Upon repayment of the outstanding term loans and concurrent with the provision of the new $75.0 million line of credit, the RTFC cancelled the two lines of credit totaling $41.0 million that previously existed. The Company paid approximately $2.9 million in origination fees for the new term loan and the new revolving line of credit and approximately $1.2 million for legal, accounting and other loan related expenses which have been capitalized as debt issuance costs and will be amortized over seven years, the life of the credit facility. With the remaining proceeds of the new term loan and cash on hand, the company voluntarily redeemed $102.0 million of its outstanding 13.25% senior notes due 2010 on August 29, 2005 for a redemption price of 106.625% of the aggregate principal amount redeemed plus accrued interest. The Company recorded the premium paid to redeem the senior notes of approximately $6.8 million and the write-off of approximately $1.7 million in unamortized debt issuance costs and $0.8 million in unamortized discount related to the redeemed senior notes as a loss on extinguishment of long-term debt.

The term loan bears variable interest, at the Company’s option, at either (a) a base rate, as defined in the credit agreement, plus 1.5% or (b) a London interbank offered rate (“LIBOR”) plus a 2.5% margin. At December 31, 2005, the Company had elected the LIBOR rate option. As part of an amendment to its credit facility in January 2006, the Company reduced its margin to 2.25%.

The credit agreement required the Company to enter into interest rate hedge agreements within six months of the closing date of the transaction that cover a minimum of 50% of the principal amount of the Company’s and MRTC’s combined long-term debt for a period of two years from July 29, 2005. In October 2005, the Company entered into interest rate swap agreements to fix the interest rate on $350.0 million of its credit facility at an effective rate of approximately 7.22% for a period of four years. Effective with the amendment in January 2006, the effective rate decreased to 6.97% as a result of the change in the margin. The interest rate on the remaining $125.0 million variable portion of its term loan, effective until January 6, 2006, was 6.59%. As of December 31, 2005, the Company’s weighted average interest rate on its credit facility was 7.06%.

The term loan has no scheduled principal payments until maturity of the credit agreement in July 2012. However, the Company is permitted under the credit agreement to make voluntary prepayments of the term loan and the line of credit without premium or penalty at any time, other than standard breakage costs and, until June 30, 2007, a 1% prepayment fee under certain circumstances. Subject to certain conditions and exceptions, the Company will be required to make mandatory prepayments of borrowings under the term loan and then under the revolving credit facility with (i) the net cash proceeds from sales or dispositions of certain assets, (ii) the net cash proceeds from certain debt and equity issuances and (iii) 50% of its net excess cash flow as defined in the credit agreement. The Company may be subject to standard breakage costs under its hedging obligations if it chooses to unwind its swaps prior to their maturity.

The credit agreement also permits the Company to use 100% of its gross excess cash flow, as defined in the credit agreement, to redeem the remaining senior notes, and, subject to limitations in the senior note indenture, make distributions to MRTC to be used to repay its long-term debt. In addition, beginning January 1, 2007, if the total leverage ratio, as defined in the credit agreement, is between 4.5 to 1.0 and 5.0 to 1.0, MRTC may pay dividends in amounts up to 50% of gross excess cash flow and if the total leverage ratio is below 4.5 to 1.0, MRTC may pay dividends in amounts up to 100% of gross excess cash flow. If the Company and MRTC do not retire other long-term debt or, if permitted, pay dividends, in an amount equivalent to their gross excess cash flow in a fiscal year, then 50% of the remaining amount, referred to as net excess cash flow, must be used to prepay the $475.0 million term loan within 90 days after year-end. For purposes of this test, the Company is permitted to apply any repayments of other long-term debt in the first 90 days after year-end to reduce the prior year’s net excess cash flow, thereby minimizing or eliminating any mandatory prepayments of the term loan from net excess cash flow.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

The new $75.0 million revolving line of credit is with the RTFC and bears interest that is payable quarterly at the RTFC’s line of credit base rate plus 0.5% per annum (8.7% at December 31, 2005). As allowed under the terms of the senior secured credit facility, primarily the financial ratios, approximately $65.2 million of the line of credit was available to the Company for the general corporate purposes at December 31, 2005. The line of credit was undrawn as of this date.

Under the terms of the credit agreement, the Company must comply with certain administrative and financial covenants. The Company is, among other things, restricted in its ability to (i) incur additional indebtedness, (ii) make restricted payments or pay dividends, (iii) redeem or repurchase equity interests, (iv) make various investments or other restricted payments, (v) create certain liens or use assets as security in other transactions, (vi) sell certain assets or utilize certain asset sale proceeds, (vii) merge or consolidate with or into other companies or (viii) enter into transactions with affiliates. In addition, the Company must maintain certain financial ratios, including a total leverage ratio, a senior secured debt leverage ratio and a fixed coverage charge ratio.

The credit facility is secured by a first mortgage lien on the operating assets and revenues of the Company and those of MRTC and the Company’s first-tier, wholly-owned subsidiaries: MRH, MRF, and MRC (collectively, the “Loan Parties”). In addition to the Company, the remaining Loan Parties have guaranteed the credit facility and each Loan Party has pledged the equity interests in each wholly-owned subsidiary that it owns in support of the credit facility.

The Company has $84.0 million of 13.25% senior notes outstanding that mature in March 2010 and have semiannual interest payments due on March 1 and September 1 of each year. The Company has the ability to repurchase on the open market or voluntarily redeem its remaining senior notes. In November 2005, the Company voluntarily redeemed $12.0 million in senior notes for a redemption price of 106.625% of par value plus accrued interest using its cash on hand. The Company recorded $1.0 million as a loss on extinguishment of long-term debt which is comprised of the premium paid to redeem the senior notes and the write-off of unamortized debt issuance costs and unamortized discount related to the redeemed senior notes.

The Company remains subject to the terms of the indenture that governs the senior notes and, accordingly, must comply with certain financial and administrative covenants. The Company is, among other things, restricted in its ability to (i) incur additional indebtedness, (ii) pay dividends, (iii) redeem or repurchase equity interests, (iv) make various investments or other restricted payments, (v) create certain liens or use assets as security in other transactions, (vi) sell certain assets or utilize certain asset sale proceeds, (vii) merge or consolidate with or into other companies or (viii) enter into transactions with affiliates.

The Company had a convertible note payable to a member of MRTC with an outstanding principal balance of $0.4 million as of December 31, 2003. The note was convertible into redeemable Class A members interests of MRTC. During 2004, the obligation for the convertible note payable was transferred to MRTC in exchange for additional member’s interest in the Company.

As discussed above, the Company’s senior secured credit facility has no scheduled principal amortization but does contain certain mandatory prepayment provisions for the term loan, including a requirement that 50% of net excess cash flow in a fiscal year must be used to prepay the term loan within 90 days after year-end. However, as permitted by the credit agreement for the determination of net excess cash flow, the Company may apply repayments of other long-term debt, other than advances on the Company’s line of credit, made during 90 days after year-end to reduce net excess cash flow for the prior year. As of December 31, 2005, the Company had approximately $6.4 million of net excess cash flow for 2005. On February 24, 2006, the Company issued a notice of redemption to its senior noteholders of its intent to redeem $7.0 million of senior notes on March 27, 2006.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

The Company intends to apply the necessary amount of this senior note redemption to reduce 2005’s net excess cash flow to zero, resulting in no mandatory prepayment of the term loan being required. The remainder of the redemption will be applied to 2006’s net excess cash flow calculation. Accordingly, the Company has reflected the $7.0 million redemption as a current maturity of long-term debt. Principal maturities on long-term debt at December 31, 2005 are as follows:

2006	$7,000
2007	—
2008	—
2009	—
2010	76,338
Thereafter	475,000

$558,338

8. Leases

The Company leases various facilities used primarily for offices and networking equipment under noncancelable operating lease agreements that expire at various dates through 2015. The leases contain certain provisions for renewal of the agreements, base rent escalation clauses and additional rentals. Future minimum lease payments for years subsequent to December 31, 2005 are as follows (in thousands):

2006	$1,196
2007	1,037
2008	860
2009	669
2010	578
Thereafter	2,495

$6,835

Total rent expense was approximately $1.7 million, $1.7 million and $2.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

9. Income Taxes

Effective January 1, 2005, the Company elected to convert from being treated as a partnership for federal and state income tax purposes to being taxed as a C corporation. As of the effective date of the conversion, the Company began filing a consolidated federal income tax return that included the operating results of the Company and each of its subsidiaries pursuant to tax sharing agreements. Prior to this conversion, the Company’s subsidiary, MRH, filed a consolidated federal income tax return that consolidated the operating results of MRH and its subsidiaries: MRLTDF, MRM, Mebtel, GCSI and its subsidiaries, CCI and its subsidiaries, MLDS and MRLDS. The Company’s other subsidiaries, MRC and GRH, are limited liability corporations and as of December 31, 2005 are treated as partnerships for state income tax purposes.

Upon conversion of the Company’s income tax status on January 1, 2005, the Company recognized an $18.1 million non-recurring charge to income tax expense related to the conversion. Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”) requires that a deferred tax liability or asset be recognized for temporary differences at the date that a nontaxable enterprise becomes a taxable enterprise and the corresponding expense be included in income from continuing operations. In accordance with SFAS 109, the Company established deferred income tax liabilities to recognize the difference between the book basis and the tax basis of investments in its wholly-owned subsidiaries that are limited liability corporations.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

As of December 31, 2005, the Company has reserved an additional $1.6 million for other tax issues.

Income taxes for the Company and the Company’s corporate subsidiaries are calculated using the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in each subsidiaries’ respective financial statements or tax returns. Deferred income taxes arise from temporary differences between the income tax basis and financial reporting basis of assets and liabilities.

Effective December 1, 2003, MRM converted to a limited liability corporation for income tax purposes from being a C corporation. MRM filed as a C corporation for the period from January 1, 2003 through November 28, 2003 and as a limited liability corporation from November 29, 2003 through December 31, 2003.

In 2002, the Company filed amended state and federal income tax returns which, under Internal Revenue Code Section 118, elected to characterize certain Universal Service Fund payments as contributions that reduced the tax basis of certain telephone plant and equipment rather than as taxable income. The amended income tax returns, covering the years 1998 to 2000, resulted in refunds of $7.8 million. These refunds were recorded as deferred income tax liabilities pending the audit of the amended returns. In addition, this position was also taken in the 2001 income tax returns for the Company when originally filed.

In 2003, the Company’s income tax returns were audited by the Internal Revenue Service (“IRS”). The IRS disallowed the Company’s position on the Universal Service Fund payments for 1999 to 2001. During the fourth quarter of 2003, the Company recorded an income tax benefit of $2.7 million for the refunds, received in 2002, from amendments to its 1998 income tax returns. The benefit was recognized after the Company was advised that the statute of limitations for taxing authorities to make audit adjustments to the 1998 income tax returns had expired during 2003. However, on June 2, 2004, the Department of Justice, on behalf of the IRS, filed lawsuits against two of the Company’s subsidiaries, GCSI and Coastal Utilities, Inc., that received the refunds and subsequently recognized the benefit. The lawsuits claim that the refunds were erroneous refunds and demand repayment in the amount of approximately $2.9 million for the income tax refunds plus related interest expense. Approximately $0.9 million of the claim was paid in the first quarter of 2004 as part of a separate income tax audit adjustment. Accordingly, to recognize the remaining potential exposure under the lawsuits, the Company accrued the remaining $2.1 million as income tax expense and $0.4 million in interest during the second quarter of 2004. The Company continues to accrue interest quarterly related to this exposure.

The Company believes that its position taken in the amended income tax returns was appropriate under current tax laws and the Company intends to vigorously defend against these claims. On August 31, 2004, the parties entered into a Joint Motion to Stay the proceeding in Alabama pending resolution of the Georgia proceeding. Discovery on the Georgia proceeding was completed in May 2005 and Motions for Summary Judgment were submitted and fully briefed by all parties at the beginning of July 2005. The Company is uncertain at this time as to the ultimate outcome of this matter. The Company has been audited by federal tax authorities through 2001. The federal tax returns for 2002 and 2003 remain open for audits.

During 2005, the Alabama Department of Revenue (“ALDOR”) concluded its audit of the 2001 and 2002 consolidated state tax returns. The return for 2001 was settled as filed. The remaining issue was the inclusion of certain subsidiaries in the 2002 consolidated Alabama income tax filing. In December 2005, the ALDOR and the Company reached an agreement on this issue for the 2002 return and also for the 2003 and 2004 tax returns. The ALDOR and the Company have agreed that certain subsidiaries will not be included in the 2002, 2003 and 2004 Alabama income tax filings. The Company had accrued a contingent income tax liability of approximately $2.5 million in tax and $0.1 million in interest in the event the issues were decided unfavorably to the Company. As a result of the agreement, the Company paid approximately $2.4 million to the ALDOR.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

Components of income tax expense (benefit) from continuing operations for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(in thousands)
Current:
Federal	$1,048	$318	$(157)
State	5,398	(467)	1,532
Deferred:
Federal	12,813	3,014	(5,354)
State	(2,463)	450	(961)

Subtotal	16,796	3,315	(4,940)
Change in valuation allowance	3,131	(2,562)	—

Total income tax expense (benefit) from continuing operations	$19,927	$753	$(4,940)

An income tax benefit of $447 has been recognized in 2005 for the loss from discontinued operations. Due to the Company’s prior tax status as a partnership, income taxes were not recognized in 2004 and 2003 associated with income from discontinued operations.

Differences between income tax expense (benefit) from continuing operations computed by applying the statutory federal income tax rate to (loss) income before income taxes and reported income tax (benefit) expense for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(in thousands)
Amount computed at statutory rate	$27	$120	$(3,334)
Increase (decrease) in tax valuation allowance	3,131	(2,562)	—
Distributions from LLC not includible in taxable income	12	2,526	3,414
IRS contingency accrual	—	2,117	(2,726)
Nontaxable benefit curtailment	—	—	(537)
Interest in partnership investment	18,087	—	(2,761)
State income taxes, net of federal benefit	(1,030)	(17)	(628)
Net increase in NOL carry forward from IRS exam	—	(1,610)	—
Other, net	(300)	179	1,632

Total income tax expense (benefit) from continuing operations	$19,927	$753	$(4,940)

As of December 31, 2005, the Company had a $10.5 million federal net operating loss carryforward that will expire in 2025. The Company had no federal net operating loss carryforward at December 31, 2004 and approximately $10.0 million as of December 31, 2003. The Company has state net operating losses of approximately $45.5 million, $49.7 million and $44.9 million for 2005, 2004, and 2003, respectively. The state net operating loss carryforwards will begin to expire in 2015.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	2005	2004
	(in thousands)
Deferred tax assets:
Accrued employee benefits	$3,062	$1,406
Allowance for uncollectible accounts	994	460
Net operating loss carryforwards	8,891	2,186
Other comprehensive loss	1,889	1,593
Other deferred assets	1,729	1,854

Total deferred tax assets	16,565	7,499
Valuation allowance for deferred tax assets	(3,131)	—

Net deferred tax assets	13,434	7,499

Deferred tax liabilities:
Book basis of property, plant and equipment in excess of tax basis	(34,960)	(39,366)
Basis difference in investment	(25,870)	(1,939)
IRS contingency accrual	(7,566)	(7,226)
Other deferred liabilities	(2,511)	(3,266)

Total deferred tax liabilities	(70,907)	(51,797)

Net deferred tax liabilities	$(57,473)	$(44,298)

The following summarizes the activity in the valuation allowance for the deferred income tax assets for the years ended December 31, 2005, 2004 and 2003:

	Beginning Balance	Additions Charged to Expense	Deductions from Reserve	Ending Balance
	(in thousands)
Year ended December 31, 2005	$—	3,131	—	3,131
Year ended December 31, 2004	2,562	—	(2,562)	—
Year ended December 31, 2003	2,562	—	—	2,562

The valuation allowance was established in 2001 to reflect deferred income tax assets for certain state net operating loss carryforwards at their net realizable value. In 2004, these deferred tax assets were realized when a state audit was completed and the valuation allowance was eliminated. Effective January 1, 2005, MRCL elected to convert from being treated as a partnership for federal and state income tax purposes to being taxed as a C corporation. During 2005, MRCL had a significant taxable loss primarily from interest expense and losses realized on the extinguishment of long-term debt. Accordingly, MRCL established a valuation allowance to reflect the state net operating losses at their net realizable value. As the Company files a consolidated federal income tax return with its subsidiaries, the Company’s federal net operating loss is realizable in future years and therefore, no valuation allowance was established for it.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

10. Benefit Plans

Pension Plans

The Company adopted a noncontributory defined benefit pension plan (the “Pension plan”), which was transferred to the Company from its wholly-owned subsidiary, Mebtel, in May 1998, that covers all full-time employees, except employees of GCSI and its subsidiaries, who have met certain age and service requirements. The Pension plan provides benefits based on participants’ final average compensation and years of service. The Company’s policy is to comply with the funding requirements of the Employee Retirement Income Security Act of 1974.

On January 14, 2003, the Company notified its non-bargaining employees that the accrual of benefits in the Pension plan would be frozen effective February 28, 2003. As a result of the notification, Statement of Financial Accounting Standards No. 88, Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits became effective. The curtailment resulted in an immediate net gain of $2.8 million which was recognized in 2003.

As of December 31, 2005, of the Company’s 601 full-time employees, 137 employees at the Company’s Illinois rural telephone company are subject to collective bargaining agreements with the International Brotherhood of Electrical Workers and with the Communications Workers of America. During 2005, the Company negotiated new collective bargaining agreements for its bargained for employees at the Company’s Illinois rural telephone company. An important element of each of the new agreements was the Company’s ability to freeze the further accrual of benefits for these employees under the Pension plan in exchange for an enhancement to their defined contribution 401(K) plan. On December 31, 2005, the Company froze the further accrual of benefits under the Pension plan for two of its three bargaining units. On January 31, 2006, the Company froze the Pension plan for the remaining bargaining unit. No curtailment resulted from these transactions. The Pension plan is now frozen for all participants in the plan. Although the accrual of benefits is frozen, the Company has a continued obligation to fund the plan and will continue to recognize an annual net periodic pension expense while the Pension plan is still in existence.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

The funded status of the Company’s Pension plan and corresponding amounts recognized in the Company’s financial statements is as follows:

	December 31
	2005	2004
	(in thousands)
Projected benefit obligation at beginning of year	$(13,837)	$(12,619)
Service cost	(382)	(358)
Interest cost	(789)	(730)
Actuarial (loss) gain	(743)	(364)
Curtailment	—	—
Benefit payments	576	234

Projected benefit obligation at end of year	(15,175)	(13,837)

Fair value of plan assets at beginning of year	10,736	8,597
Actual return on plan assets, net	238	275
Contributions	1,050	2,099
Benefit payments	(576)	(234)

Fair value of plan assets at end of year	11,448	10,737

Funded status of the plan	(3,727)	(3,100)
Unrecognized prior service costs	—	—
Unrecognized net obligation	—	—
Unrecognized net loss	5,380	4,193

Net pension asset (liability)	$1,653	$1,093

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	—	—
Accrued benefit liability	(3,727)	(3,100)
Intangible asset	—	—
Accumulated other comprehensive income	5,380	4,193

Net amount recognized	$1,653	$1,093

Components of net periodic pension cost for the Pension plan for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(in thousands)
Service cost	$382	$359	$420
Interest cost	789	730	690
Estimated return on plan assets	(888)	(758)	(594)
Net amortization and deferral	206	143	95

Net periodic pension cost	$489	$474	$611

Additional information related to the Pension Plan:

	2005	2004
	(in thousands)
Increase in minimum liability included in other comprehensive income (loss)	$1,187	$705
Accrued benefit liability	5,380	4,193

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

Weighted-average assumptions used for the Pension plan for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Plan discount rates	5.75%	6.00%	6.00%
Rates of increase in future compensation levels	0.00%*	0.00%*	0.00%*
Expected long-term rates of return on assets	8.00%	8.00%	8.00%

*	Based on freeze of further accrual of Pension plan benefits

The Company’s Pension plan weighted-average asset allocations at December 31 by asset category are as follows:

	2005	2004
Plan assets:
Equity securities	50%	55%
Debt securities	49%	44%
Other	1%	1%

Total	100%	100%

The expected long-term rate of return for the plan’s total assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation for each class. Equity securities are expected to return 10% to 11% over the long-term, while fixed income is expected to return between 5% and 6%, with a goal of achieving a total return of 8% per year.

The Company’s investment policy is to broadly diversify the Pension plan’s investments in order to reduce risk and to produce incremental return, while observing the requirements of state law and the principles of prudent investment management. The Pension plan’s investments will be diversified among economic sector, industry, quality, and size. The purpose of diversification is to provide reasonable assurance that no single security or class of securities will have a disproportionate impact on the performance of the Pension plan. As a result, the risk level associated with the portfolio should be reduced. The Company’s target allocation for 2006 by asset category is as follows:

2006
Plan assets:
Equity securities	25 – 75%
Debt securities	75 – 25%

The Company expects to contribute approximately $0.4 million to the Pension plan in 2006.

The following benefit payments, which reflect expected future service, as appropriate, are estimated to be paid:

(in thousands)
2006	$412
2007	478
2008	595
2009	657
2010	777
2011 to 2015	6,266

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

Postretirement Benefits Other Than Pensions

Company Postretirement Benefit Plan

The Company provides limited medical coverage to retirees and their dependents for all companies, except GCSI and its subsidiaries, through a traditional indemnity plan administered by a third party. Participation in the retiree medical plan begins upon retirement at age 55 with 10 years of service.

The Company provides a monthly contribution of $10.00 for each year of service with the Company to retirees to use for medical benefits. In addition, the Company provides the lesser of $25,000 or half of the retiree’s final base pay in life insurance benefits. The life insurance benefits are reduced to 65% of the original benefit at age 70 and to 50% of the original benefit at age 75. Employees that retired from Coastal Utilities prior to December 31, 2000 continue to receive non-contributory medical and life insurance benefits under a grand fathered plan that was in existence at the time of acquisition by the Company. The plan is unfunded.

The following table sets forth the status of the Company’s postretirement benefit plan and amounts recognized in the Company’s financial statements at:

	December 31
	2005	2004
	(in thousands)
Accumulated plan benefit obligation at beginning of period	$(1,793)	$(1,562)
Service cost	(62)	(46)
Interest cost	(93)	(99)
Plan participants’ contributions	—	—
Amendments	—	—
Actuarial (loss) gain	36	(112)
Benefits paid	125	26

Accumulated plan benefit obligation at end of period	(1,787)	(1,793)

Fair value of plan assets at beginning of period	—	—
Employer contribution	125	26
Plan participants’ contributions	—	—
Benefits paid	(125)	(26)

Fair value of plan assets at end of period	—	—

Funded status of plan	(1,787)	(1,793)
Unrecognized prior service costs	482	531
Unrecognized net loss	279	317

Accrued postretirement benefit cost	$(1,026)	$(945)

Amounts recognized in the consolidated balance sheets:

	December 31
	2005	2004
	(in thousands)
Prepaid benefit cost	$—	$—
Accrued benefit liability	(1,026)	(945)
Intangible asset	—	—
Accumulated other comprehensive income	—	—

Net amount recognized	$(1,026)	$(945)

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

Components of net periodic postretirement benefit cost for the Company’s postretirement benefit plan for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(in thousands)
Service cost	$62	$46	$37
Interest cost	93	99	93
Actuarial loss (gain)	1	16	2

Net periodic postretirement benefit cost	156	161	132
Prior service costs	49	70	70

Total postretirement benefit costs	$205	$231	$202

Weighted-average assumptions and other information related to the Company’s postretirement benefit plan for 2005, 2004 and 2003 are as follows:

	2005		2004		2003
Discount rate	5.75%		6.00%		7.00%
Initial medical trend rate	—	*	—	*	—	*
Initial dental and vision trend rate	—	*	—	*	—	*
Ultimate trend rate	—	*	—	*	—	*
Years to ultimate trend rate	—	*	—	*	—	*
Other information (in thousands):
One percent increase in trend rates:
Effect on service and interest cost	$3		$3		$3
Effect on accumulated plan benefit obligation	48		57		58
One percent decrease in trend rates:
Effect on service and interest cost	(2)		(3)		(3)
Effect on accumulated plan benefit obligation	(42)		(51)		(51)

*	Trend rates are no longer applicable to this plan as the only contribution made by the Company, other than for a small group of retirees, is a monthly amount equal to $10.00 for each year of service retiree had with the Company and it is not anticipated that this contribution rate will increase with medical inflation. For the small group of retirees who still receive benefits under a different plan formula, the trend rate was 10.0% graded down to 6.0% in four years.

There are no assets in the Company’s postretirement benefit plan. The Company estimates that it will contribute approximately $85,000 to this postretirement benefit plan in 2006. Anticipated benefit payments, which reflect expected future service, as appropriate, to be paid in future years are estimated as follows:

(in thousands)
2006	$85
2007	94
2008	102
2009	112
2010	123
2011 to 2014	742

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

GCSI Postretirement Benefit Plan

GCSI provides medical coverage to retirees and their dependents through a traditional indemnity plan administered by a third party. The plan provisions are the same as those for active participants. Eligibility to participate in the retiree medical plan upon retirement is defined as age 55 with 10 years of service.

GCSI required retirees to contribute 67% of medical, dental and eye care premium rates in 2003. The additional cost of the plan was paid by GCSI. In 2004 and future years, the Company provides a monthly contribution of $10.00 for each year of service with the Company to retirees to use for medical benefits. Additionally, the Company provides GCSI’s retirees with $5,000 of life insurance. GCSI does not anticipate any changes in the cost-sharing provisions of the existing written plan, and there is no commitment to increase monetary benefits in the future. The plan is unfunded.

The following table sets forth the status of GCSI’s postretirement benefit plan and amounts recognized in the Company’s financial statements at:

	December 31
	2005	2004
	(in thousands)
Accumulated plan benefit obligation at beginning of period	$(179)	$(197)
Service cost	(14)	(9)
Interest cost	(8)	(8)
Plan participants’ contributions	—	—
Amendments	—	—
Actuarial gain	32	31
Benefits paid	3	4

Accumulated plan benefit obligation at end of period	(166)	(179)

Fair value of plan assets at beginning of period	—	—
Employer contribution	3	4
Plan participants’ contributions	—	—
Benefits paid	(3)	(4)

Fair value of plan assets at end of period	—	—

Funded status of plan	(166)	(179)
Unrecognized prior service costs	(1,505)	(1,660)
Unrecognized net gain	(2,041)	(2,208)

Accrued postretirement benefit cost	$(3,712)	$(4,047)

Amounts recognized in the consolidated balance sheets
Prepaid benefit cost	$—	$—
Accrued benefit liability	(3,712)	(4,047)
Intangible asset	—	—
Accumulated other comprehensive income	—	—

Net amount recognized	$(3,712)	$(4,047)

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

Components of net periodic postretirement benefit cost for GCSI’s postretirement benefit plan for 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(in thousands)
Service cost	$14	$9	$—
Interest cost	8	8	4
Actuarial gain	(200)	(218)	(158)

Net periodic postretirement benefit cost	(178)	(201)	(154)
Prior service costs	(155)	(155)	(166)

Total postretirement benefit costs	$(333)	$(356)	$(320)

Weighted-average assumptions and other information related to GCSI’s postretirement benefit plan for 2005, 2004 and 2003 are as follows:

	2005		2004		2003
Discount rate	5.75%		6.00%		7.00%
Initial medical trend rate	—	*	—	*	—	*
Initial dental and vision trend rate	—	*	—	*	—	*
Ultimate trend rate	—	*	—	*	—	*
Years to ultimate trend rate	—	*	—	*	—	*
Other information (in thousands):
One percent increase in trend rates:
Effect on service and interest cost	—	*	—	*	—	*
Effect on accumulated plan benefit obligation	—	*	—	*	—	*
One percent decrease in trend rates:
Effect on service and interest cost	—	*	—	*	—	*
Effect on accumulated benefit obligation	—	*	—	*	—	*

*	Trend rates are no longer applicable to this plan due to participants paying all premiums due under the plan beginning in 2004.

There are no assets in GCSI’s postretirement benefit plan. The Company estimates that it will contribute approximately $2,000 to its other postretirement benefit plan in 2006. Anticipated benefit payments, which reflect expected future service, as appropriate, to be paid in future years are estimated as follows:

(in thousands)
2006	$2
2007	3
2008	4
2009	6
2010	8
2011 to 2014	61

401(k) Savings Plans

The Company sponsors two 401(k) savings plans. One plan is offered to all eligible employees of the Company except for employees of GCSI and its subsidiaries. A second separate 401(k) plan is offered to employees of GCSI and its subsidiaries. These two plans were merged into one plan effective January 1, 2006.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

Employees who meet certain age and employment criteria are covered by the plans and may elect to contribute a percentage of their compensation to the plan not to exceed certain dollar limitations. For each plan, the Company matches up to 50% of the first 6% of compensation deferred by an employee. The Company made matching contributions of approximately $0.8 million, $0.8 million and $0.7 million in the years ended 2005, 2004 and 2003.

GCSI Employee Stock Ownership Plan

A GCSI subsidiary sponsors a non-contributory employee stock ownership plan (“ESOP”) covering certain employees who had completed one year of service and attained the age of nineteen. Additionally, all participants in a former profit sharing plan became eligible for the ESOP effective with the formation of the ESOP.

Prior to GCSI’s acquisition by the Company, the ESOP operated as a leveraged ESOP. As part of the acquisition, all shares held by the ESOP were acquired subject to an escrow holdback for contingent liabilities and unpaid obligations and the outstanding loan of the ESOP was retired. The Company adopted a resolution to terminate the ESOP effective December 31, 1999 subject to final resolution of certain matters relating to the ESOP and the receipt of a favorable letter of determination from the Internal Revenue Service regarding the termination of the ESOP. Accordingly, all accruals of benefits under the plan were suspended as of that date, and no further contributions were required to be made by GCSI. The administration of the ESOP and the correction of certain administrative errors were the subject of a request for a voluntary compliance statement from the IRS. The Company and the IRS reached a resolution on the terms of a compliance statement for the ESOP and it was issued in February, 2004. The Company implemented the required corrections outlined in the compliance statement and made a distribution of substantially all of the cash assets held in the ESOP trust to participants in 2004. In addition to a minimum amount of investments, the ESOP continues to hold a 48.2% interest in the escrow holdback.

At December 31, 2005, the ESOP continued to operate pending final resolution of those matters as more fully discussed in Note 16 below. Upon final resolution, all remaining assets will be distributed to plan participants and the ESOP will be terminated.

11. Compensation Plans

In November 2004, MRTC issued 10,000 Class D units as incentive equity compensation. Forty percent of the Class D units were granted to three key officers of the Company and sixty percent of Class D units were granted to MRTC to be held for the benefit of the Company’s LTIP. The Class D units issued to management vest over four years beginning in January 2004 and accelerate upon a liquidity event as defined in the Company’s incentive grant agreement. Vesting of the Class D units held for the benefit of the LTIP is based on the occurrence of a future liquidity event and, therefore, the Company has not recognized compensation expense related to these units. Under SFAS 123, the Company accounts for its Class D units issued to three executive officers using variable accounting under APB 25. The Company determined that the value of the Class D units awarded to these officers was not material and, accordingly, no compensation expense was recorded for the years ended December 31, 2005 and 2004.

The Company sponsors two deferred compensation plans that provide for incentive awards to certain employees as approved by the Board of Managers. Under the terms of the LTIP, dollar-denominated awards are granted to employees. Vesting of these incentive awards is contingent upon the occurrence of certain liquidity events and payment of the awards will be funded by a portion of the proceeds payable to Class B and Class D unitholders of MRTC. As of December 31, 2005, the Company has awarded $21.0 million in LTIP awards. As payment is contingent on a future liquidity event occurring, the Company has not accrued any compensation expense related to these awards. Settlement of these awards would not require operating cash of the Company.

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

The Company also sponsors a Long-term Incentive Stock Plan, or LTISP. Awards under the LTISP consist of units in the LTISP and vest ratably over a four year period from the date of grant. Unvested awards are forfeited upon termination of employment with the Company. Funding for these awards will be made from a portion of the distributions paid to holders of Class C units of MRTC upon the occurrence of certain liquidity events. As the fair market value of the units granted in the LTISP were not reasonably estimable and payments under the plan were considered remote, no compensation expense was recognized for this plan in prior years. Further, based on the valuation of the Company, the Class C units were determined to have no value, and accordingly, vested awards in the LTISP are valued at zero. At December 31, 2005, the Company has not accrued any compensation expense related to this plan.

Under SFAS 123, continued application of APB 25 is allowed. SFAS 123 requires entities that continue to apply APB 25 to provide pro forma net income or loss disclosures as if the fair-value method had been applied. SFAS 123 permits non-public companies (as defined in SFAS 123) to apply the minimum value method to determine fair value. The Company has determined that the fair value of its incentive awards and Class D units using the minimum value method under SFAS 123 is not material and therefore has no pro forma compensation expense.

12. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments:

Cash and cash equivalents, accounts receivable, inventories, other current assets, accounts payable, accrued expenses and other current liabilities—the carrying value approximates fair value due to the short maturity of these instruments.

The fair value and carrying value of long-term debt and lines of credit at December 31, 2005 were $570.8 million and $558.3 million, respectively. At December 31, 2004, the fair value and carrying value of the long-term debt and lines of credit were $621.7 million and $618.1 million, respectively. The fair value of the Company’s 13.25% senior notes is based on the quoted value at the close of business on December 31. The fair value of the Company’s senior secured credit facility is based on quoted rates at which the Company’s term loan trades between banks.

13. Redeemable Minority Interest

As part of the consideration paid in the acquisition of Coastal Utilities, Inc., the Company issued to the former shareholders of Coastal Utilities, 300 shares of Series A non-voting common stock and 300 shares of Series B non-voting common stock of CCI in the face amount of $10.0 million and $5.0 million, respectively. Both the Series A and Series B stock had put and call features, exercisable by the holders and CCI, that were defined pursuant to the terms of a shareholders’ agreement.

In 2002, the Company completed an agreement with the former shareholders of Coastal Utilities which, among other things, modified certain provisions of the CCI shareholders agreement. Under the terms of the agreement, the former shareholders exchanged all of their Series B stock and 40% of their Series A stock in CCI for redeemable Class A member units in MRTC and three unsecured term notes issued by MRTC, which were repaid in December 2004. In addition, CCI redeemed 30 shares of Series A stock retained by the former shareholders for $33,333.33 per share, or approximately $1.0 million, at the closing of the transaction. Under the terms of CCI’s amended shareholders agreement, the former shareholders have the right to require CCI to redeem their remaining shares of Series A stock in increments not to exceed 30 shares at $33,333.33 per share, or

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

an aggregate value of $1.0 million, in any thirteen-month period. In August 2005, July 2004 and June 2003, CCI redeemed additional 30 share increments of the Series A stock for $1.0 million. The former shareholders, who continue to hold 60 shares of Series A stock, may put an additional 30 shares to CCI in August 2006. Under the terms of the amended shareholders agreement, the Company may repurchase the remaining shares held by the former shareholders at any time for a purchase price of $33,333.33 per share.

At December 31, 2005 and 2004, other current liabilities include $1.0 million for the current portion of the redeemable minority interest and other liabilities include $1.0 million and $2.0 million, respectively, for the portion redeemable beyond one year.

14. Acquisition

On April 30, 2005, our North Carolina rural telephone company, Mebtel, completed the acquisition of certain assets comprising two exchanges in North Carolina for approximately $6.3 million. This transaction was accounted for using regulatory accounting and the purchase method of accounting with results of operations of the acquired assets included in the Company’s operations from the effective date of acquisition. The Company recorded the acquired assets at their estimated fair value including the customer base list as an intangible asset valued at approximately $0.7 million. No goodwill was recorded related to this transaction.

15. Related Party Transactions

On January 4, 2002, the Company loaned in aggregate approximately $1.4 million to three executive officers of the Company to finance a portion of their purchase of redeemable Class A units in MRTC from an investor. The loans, payable on demand, bear interest at 5% and are secured by the MRTC Class A interests purchased with the proceeds of the loans. At December 31, 2005 and 2004, $1.2 million and $1.4 million, respectively, was outstanding under these loans. The receivable for the outstanding loans is reflected as a reduction of member’s capital in the accompanying Consolidated Balance Sheets. Substantially all accrued interest on the loans had been paid by the executive officers as of December 31, 2005.

16. Commitments and Contingencies

GCSI’s ESOP was the subject of applications for a compliance statement under the Voluntary Compliance Resolution Program filed with the IRS on May 17, 2000. The compliance statements were requested in order to address certain issues related to certain administrative and operational errors that occurred in the ESOP prior to the acquisition of GCSI by the Company. A compliance statement was necessary to allow the Company to implement specific corrections to the ESOP and the accounts of participants in the ESOP that were set forth in the compliance statement without adversely affecting the ESOP’s tax-qualified status. The initial compliance statement was issued by the IRS in June 2001, but the subsequent identification of additional errors required that a new compliance statement be requested. On February 27, 2004, the Company and the IRS reached a resolution on the terms of a final compliance statement for the ESOP. The Company implemented the required corrections outlined in the final compliance statement in a timely manner, including the contribution of approximately $0.2 million to the ESOP trust, and made a distribution of substantially all of the cash assets held in the ESOP trust to participants. The Company may pursue certain options currently available to it to obtain reimbursement of a portion of $0.2 million, which may include seeking additional reimbursement from an escrow account established in connection with the acquisition of GCSI. However, this is no assurance that the Company will be able to obtain any reimbursement from another source.

In May 2002, as required under the terms of the initial compliance statement, $1.7 million was transferred into the ESOP from an escrow account established in connection with the acquisition of GCSI as required under

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

the terms of the initial compliance statement. Pursuant to the terms of the second compliance statement issued in February 2004, the $1.7 million was no longer necessary to complete the corrections to the ESOP. In July 2005, the Company and the escrow committee agreed to allow the $1.7 million to remain in the ESOP trust as an advance distribution from the escrow account to be held for the benefit of the ESOP participants pending a final distribution of the escrow account. The Company does not believe that any future amounts required to be contributed to the ESOP, if any, will have a material adverse effect on its financial condition, results of operations or cash flows.

On May 7, 2004, a lawsuit was filed in the United States District Court for the Southern District of Alabama that named as defendants the Company’s subsidiaries, Gulf Telephone Company and Gulf Coast Services, Inc., Madison River Telephone and certain of the Company’s officers and directors among others including former directors and officers and other third party plan administrators and advisors to the GCSI ESOP. The suit, entitled David Eslava, et. al. vs. Gulf Telephone Company, et. al. Civil Action No. 04-297-MJ-B, alleges certain ERISA violations. The escrow fund remains in effect to provide support in part for lawsuits such as this. The Company has engaged legal counsel and intends to vigorously defend against all such claims. On June 30, 2004, the Company replied to the complaint and on July 25, 2004, the Company filed a motion for summary judgment on the majority of the claims. The Court has stayed discovery pending a ruling on the motion for summary judgment which has not yet been received. On December 30, 2005, the case was reassigned to a new District Court judge, but the Company’s motion has still not been ruled upon.

On May 6, 2003, the Company filed suit in United States District Court, Middle District of North Carolina seeking a declaratory judgment that it had a valid license to use operating system software purchased from BMS Corporation subject to the terms and conditions of certain software licensing agreements that it entered into with BMS Corporation. On July 2, 2003, BMS Corporation provided certain defenses, answers and counterclaims including, among others, that the Company had benefited from fraud, unjust enrichment, conversion, concealment and negligent misrepresentation. The Company subsequently filed motions to dismiss six of the eight counterclaims and provided affirmative defenses to the remaining two counterclaims. In December 2004, the Company filed a motion for summary judgment on BMS Corporation’s amended counterclaims. The court ruled in the Company’s favor on most of the motions to dismiss in January 2005. On August 30, 2005, the court granted in part and denied in part the Company’s motion for summary judgment. The remaining causes of action will be heard at trial which is scheduled for May 2006. The Company intends to continue to vigorously defend against the remaining counterclaims and actively pursue the declaratory judgment. The Company does not believe that any adverse judgment would have a material impact on its financial condition, results of operations or cash flows.

The Department of Justice, on behalf of the Internal Revenue Service, has filed lawsuits against two of the Company’s subsidiaries, GCSI and Coastal Utilities, Inc. These lawsuits are more fully discussed in Note 9.

The Company is involved in various other claims, legal actions and regulatory proceedings arising in the ordinary course of business. The Company does not believe the ultimate disposition of these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

17. Discontinued Operations

In December 2005, the Company announced its plan to discontinue its edge-out services operations in New Orleans and surrounding communities as a result of the significant negative impact of Hurricane Katrina in August 2005 on the economy in this region which directly resulted in a significant loss of customers for the Company and decline in its business. Prior to the storm, the Company served approximately 3,800 connections in this market. The discontinuation of these operations was completed in June 2006 and as a result, the Company

Madison River Capital, LLC

Notes to Financial Statements—(Continued)

has presented the financial results for these operations as discontinued operations for all periods per Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Revenues associated with these discontinued operations were $2.2 million, $3.3 million, and $4.3 million for the years ended 2005, 2004, and 2003, respectively and net operating (loss) income was ($1.2) million, $0.2 million, and $1.3 million for the years ended 2005, 2004, and 2003, respectively. Included in the net operating loss in 2005 was a $0.6 million loss on the impairment of certain assets directly related to these operations.

Madison River Capital, LLC

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share data)

	September 30 2006	December 31 2005	Pro forma September 30 2006
Assets
Current assets:
Cash and cash equivalents	$30,927	$20,100
Accounts receivable, less allowance for uncollectible accounts of $586 and $900 in 2006 and 2005, respectively	9,684	10,553
Receivables, primarily from interexchange carriers, less allowance for uncollectible accounts of $967 and $1,048 in 2006 and 2005, respectively	6,416	6,813
Rural Telephone Finance Cooperative patronage capital receivable	380	2,813
Rural Telephone Bank stock, at cost	—	10,079
Other current assets	4,068	8,212

Total current assets	51,475	58,570

Telephone plant and equipment	706,537	699,373
Less accumulated depreciation and amortization	(446,370)	(423,622)

Telephone plant and equipment, net	260,167	275,751

Other assets:
Goodwill	366,332	366,332
Other assets	16,158	14,423

Total other assets	382,490	380,755

Total assets	$694,132	$715,076

Liabilities and member’s capital
Current liabilities:
Accounts payable	$861	$1,288
Accrued expenses	27,886	28,805
Other current liabilities	6,201	7,162
Current portion of long-term debt	5,000	7,000

Total current liabilities	39,948	44,255

Noncurrent liabilities:
Long-term debt	520,000	551,338
Other liabilities	78,006	79,168

Total noncurrent liabilities	598,006	630,506

Total liabilities	637,954	674,761

Member’s capital/stockholder’s equity:
Member’s interest	251,837	251,837	$—
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	—	—	—
Additional paid-in-capital	—	—	251,837
Accumulated deficit	(193,586)	(208,440)	(193,586)
Accumulated other comprehensive income (loss), net of tax	(2,073)	(3,082)	(2,073)

Total member’s capital/stockholder’s equity	56,178	40,315	$56,178

Total liabilities and member’s capital	$694,132	$715,076

See Notes to Unaudited Condensed Consolidated Financial Statements.

Madison River Capital, LLC

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share data)

	Nine Months Ended September 30,
	2006	2005
Operating revenues:
Local services	$91,027	$95,614
Long distance services	11,805	11,825
Internet and enhanced data services	19,086	17,824
Edge-out services	5,988	6,153
Miscellaneous services and equipment	13,303	11,828

Total operating revenues	141,209	143,244

Operating expenses:
Cost of services and sales (exclusive of depreciation and amortization)	42,822	40,984
Depreciation and amortization	26,545	27,091
Selling, general and administrative expenses	25,143	28,376

Total operating expenses	94,510	96,451

Net operating income	46,699	46,793
Interest expense	(32,514)	(41,735)
Loss on extinguishment of long-term debt	(5,445)	(10,037)
Gain on redemption of Rural Telephone Bank stock	16,399	—
Other income, net	1,081	3,433

Income from continuing operations before income taxes	26,220	(1,546)

Income tax expense	11,214	18,716

Income (loss) from continuing operations	15,006	(20,262)
Discontinued operations, loss from discontinued operations, net of income tax benefit of $87 in 2006 and $135 in 2005	(152)	(235)

Net income (loss)	$14,854	$(20,497)

Pro forma earnings per share	$148,540

See Notes to Unaudited Condensed Consolidated Financial Statements.

Madison River Capital, LLC

Unaudited Condensed Consolidated Statements of Member’s Capital

(in thousands)

	Member’s Interest	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2004	$251,684	$(188,324)	$(2,600)	$60,760
Net loss	—	(20,497)	—	(20,497)

Balance at September 30, 2005	$251,684	$(208,821)	$(2,600)	$40,263

Balance at December 31, 2005	$251,837	$(208,440)	$(3,082)	$40,315
Net income	—	14,854	—	14,854
Interest rate swap, net of taxes of $619	—	—	1,009	1,009

Comprehensive income	—	—	—	15,863

Balance at September 30, 2006	$251,837	$(193,586)	$(2,073)	$56,178

See Notes to Unaudited Condensed Consolidated Financial Statements.

Madison River Capital, LLC

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Nine Months Ended September 30,
	2006	2005
Operating activities
Net cash provided by operating activities	$33,935	$19,261

Investing activities
Purchases of telephone plant and equipment	(10,708)	(7,640)
Acquisition of rural telephone exchanges	—	(6,294)
Redemption of Rural Telephone Bank stock	26,478	—
Redemption of Rural Telephone Finance Cooperative stock, net	—	42,659
Change in other assets	1,026	57

Net cash provided by investing activities	16,796	28,782

Financing activities
Proceeds from issuance of long-term debt	50,000	475,000
Payments on long-term debt	(87,710)	(531,414)
Payment of debt financing costs	(1,194)	(3,938)
Redemption of minority interest	(1,000)	(1,000)

Net cash used for financing activities	(39,904)	(61,352)

Net increase (decrease) in cash and cash equivalents	10,827	(13,309)
Cash and cash equivalents at beginning of year	20,100	34,486

Cash and cash equivalents at end of period	$30,927	$21,177

See Notes to Unaudited Condensed Consolidated Financial Statements.

Madison River Capital, LLC

Notes to Unaudited Condensed Consolidated Financial Statements

September 30, 2006

1. General

Madison River Capital, LLC (the “Company”), a wholly-owned subsidiary of Madison River Telephone Company, LLC (“MRTC”), was organized on August 26, 1999 as a limited liability company, or LLC, under the provisions of the Delaware Limited Liability Company Act. Under the provisions of this act, the member’s liability is limited to the Company’s assets provided that the member returns to the Company any distributions received by the member as the result of an accounting or similar error. In October 2006, we converted from a limited liability company to a corporation under Delaware law. This conversion did not alter our U.S. federal income tax status as we had previously elected to be taxed as a corporation effective January 1, 2005. We also changed our name from Madison River Capital, LLC to Madison River Communications, Corp., or Madison River Communications.

The Company offers a variety of telecommunications services to business and residential customers in the Southeast and Midwest regions of the United States including local and long distance voice services, Internet access services, high-speed data and fiber transport. The Company was founded for the primary purpose of the acquisition, integration and operation of rural local exchange telephone companies, or RLECs. Since January 1998, the Company has acquired five RLECs located in North Carolina, Illinois, Alabama and Georgia which it operates as four distinct companies. The Company’ RLECs also have competitive local exchange carrier, or CLEC, operations in North Carolina and Illinois, and provide fiber transport services to other businesses primarily in the Southeast. These operations are referred to as the Company’s edge-out services because they were established in close proximity, or edged-out, from the RLEC operations. At September 30, 2006, the Company served 238,207 voice access and broadband connections.

2. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries as follows:

•	Madison River Finance Corp. (“MRF”), a wholly-owned subsidiary

•	Gallatin River Holdings, LLC and its subsidiary (“GRH”), a wholly-owned subsidiary

•	Madison River Communications, LLC and its subsidiary (“MRC”), a wholly-owned subsidiary

•	Madison River Holdings LLC (“MRH”), a wholly-owned subsidiary

•	Madison River LTD Funding LLC (“MRLTDF”), a wholly-owned subsidiary

•	Mebtel, Inc. (“Mebtel”), a wholly-owned subsidiary

•	Gulf Coast Services, Inc. and its subsidiaries (“GCSI”), a wholly-owned subsidiary

•	Coastal Communications, Inc. and its subsidiaries (“CCI”), a majority-owned subsidiary

•	Madison River Management, LLC (“MRM”), a wholly-owned subsidiary

•	Madison River Long Distance Solutions, LLC (“MRLDS”), a wholly-owned subsidiary

•	Mebtel Long Distance Solutions, LLC (“MLDS”), a wholly-owned subsidiary

These financial statements have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information and are in the form prescribed by the Securities and Exchange Commission in instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction

Madison River Capital, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

September 30, 2006

with the audited financial statements of the Company as of and for the year ended December 31, 2005 included herein. The amounts presented in the unaudited condensed consolidated balance sheet as of December 31, 2005 were derived from the audited balance sheet. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

3. Pro Forma Information

Pro forma adjustments are presented on the unaudited condensed consolidated balance sheets for member’s capital/stockholder’s equity as of September 30, 2006 to reflect the Company’s conversion from a limited liability company to a corporation under Delaware law in October 2006. The Company has also presented an unaudited pro forma earnings per share on the unaudited condensed consolidated statement of operations for the nine months ended September 30, 2006 for its pro forma capital structure. Upon conversion, the Company issued 100 shares of its common stock to MRTC to replace the existing member’s interest held by MRTC.

4. Rural Telephone Bank Stock

In 2006, the Company completed stock redemption agreements with the Rural Telephone Bank (“RTB”) providing for the redemption of the Company’s 26,478 shares of $1,000 par value Class C stock in the RTB. The stock had a carrying value of $10.1 million. Accordingly, the Company recognized a pre-tax gain of $16.4 million related to the redemption during the nine months ended September 30, 2006. The shares were redeemed at their par value of approximately $26.5 million in April 2006 and were subsequently cancelled.

5. Telephone Plant and Equipment

Telephone plant and equipment consisted of the following:

	September 30, 2006	December 31, 2005
	(in thousands)
Land, buildings and general equipment	$80,160	$80,253
Central office equipment	255,721	252,509
Poles, wires, cables and conduit	339,600	334,989
Leasehold improvements	3,684	3,955
Software	18,157	18,213
Construction-in-process	9,215	9,454

Total telephone plant and equipment	$706,537	$699,373

6. Restructuring Charge

As of September 30, 2006, the following amounts were recorded related to restructuring charges recorded by the Company in the third quarter of 2002 and the fourth quarter of 2001:

	Balance at December 31, 2005	2006 payments	Balance at September 30, 2006
	(in thousands)
Future lease obligations	$115	$51	$64

Madison River Capital, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

September 30, 2006

7. Benefit Plans

Net periodic benefit costs (benefits) for the Company’s pension plan and other postretirement benefit plans for the nine months ended September 30, 2006 and 2005 are as follows:

	Defined benefit pension plan		Other postretirement benefits
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	(in thousands)
Service cost	$—	$287	$61	$57
Interest cost	618	592	90	76
Expected return on plan assets	(688)	(666)	—	—
Amortization of net loss (gain)	213	154	(114)	(149)
Amortization of prior service cost	—	—	(80)	(79)

	$143	$367	$(43)	$(95)

The Company contributed approximately $0.4 million to its pension plan in 2006. The Company anticipates making an additional contribution of $0.2 million in 2006.

8. Long-Term Debt and Line of Credit

Long-term debt and lines of credit outstanding consist of the following at:

	September 30, 2006	December 31, 2005
	(in thousands)
Senior secured note payable to banks maturing July 2012	$525,000	$475,000
Unsecured 13.25% senior notes payable, due March 2010, net of debt discount of $662	—	83,338

Total long-term debt	525,000	558,338
Less current portion	5,000	7,000

Long-term debt, net of current portion	$520,000	$551,338

The Company has a senior secured credit facility consisting of a term loan with a syndicate of banks and a $75.0 million revolving line of credit facility with the Rural Telephone Finance Cooperative (the “RTFC”). The Company paid $5.0 million of its term loan on October 6, 2006; accordingly, $520.0 million of the term loan remains outstanding as of that date. The term loan and the revolving line of credit mature in July 2012.

On June 30, 2006, the Company completed an amendment to its senior secured credit facility which increased the Company’s term loan commitment by $50.0 million, from $475.0 million to $525.0 million, and made certain technical changes to its credit agreement. The Company borrowed the full amount of the increase in the commitment concurrently with the closing of the amendment. In accordance with the terms of the amendment, the Company used the $50.0 million in proceeds plus cash on hand to retire the remaining $50.0 million in 13.25% senior notes outstanding for 104.417% of the principal amount redeemed plus accrued interest

Madison River Capital, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

September 30, 2006

on July 31, 2006. As part of the agreement, in the year following the effective date of the amendment, prepayments of the term loan may require the Company to also pay a fee equal to 1.00% of the aggregate principal amount of the prepayment under certain conditions. The Company incurred approximately $0.8 million in expenses related to this amendment which it capitalized as debt issuance costs.

On January 27, 2006, the Company completed an amendment to its senior secured credit facility that reduced the interest rate margins on the term loan by 25 basis points. The amendment also waived any default under the senior secured credit facility as a result of the restatement of the Company’s financial statements and provided other minor changes to the agreement.

The term loan bears variable interest, at the Company’s option, at either (a) a base rate, as defined in the credit agreement, plus 1.25% or (b) a London interbank offered rate (“LIBOR”) plus a 2.25% margin. At September 30, 2006, the Company had elected the LIBOR rate option. The credit agreement required the Company to enter into interest rate hedge agreements within six months of the closing date of the transaction that cover a minimum of 50% of the principal amount of the Company’s long-term debt for a period of two years from July 29, 2005. In October 2005, the Company entered into interest rate swap agreements that fixed the interest rate on $350.0 million of its credit facility to October 2009 at an interest rate of approximately 6.97%. In August 2006, the Company entered into two additional interest rate swap agreements to fix the interest rate on an additional $65.0 million of its term loan. The first agreement fixed the interest rate on a notional amount of $25.0 million at approximately 7.6% to October 2007. The second agreement fixed the interest rate on a notional amount of $40.0 million at approximately 7.5% to October 2008. Together with the Company’s existing three interest rate swap agreements, the Company has fixed $415.0 million, or 79.0%, of its senior secured term loan at a weighted average effective rate of approximately 7.2%. Following a $5.0 million payment made on October 6, 2006, the interest rate on the remaining $105.0 million variable portion of the term loan is approximately 7.6% and is effective until January 6, 2007. Accordingly, the weighted average effective interest rate on the entire term loan is approximately 7.3%.

The term loan has no scheduled principal payments until maturity of the credit agreement in July 2012. However, the Company is permitted under the credit agreement to make voluntary prepayments of the term loan and the line of credit without premium or penalty at any time, except as provided for in the amendment entered into on June 30, 2006. Subject to certain conditions and exceptions, the Company will be required to make mandatory prepayments of borrowings under the term loan and then under the revolving credit facility, without premium or penalty, using (i) the net cash proceeds from sales or dispositions of certain assets, (ii) the net cash proceeds from certain debt and equity issuances and (iii) 50% of its net excess cash flow as defined in the credit agreement. The Company may be subject to standard breakage costs under its hedging obligations if it chooses to unwind its swaps prior to their maturity.

The credit agreement permits the Company to use 100% of its gross excess cash flow, as defined in the credit agreement, to redeem the remaining senior notes, and, subject to limitations in the senior note indenture, repay its other long-term debt. In addition, beginning January 1, 2007, if the total leverage ratio, as defined in the credit agreement, is between 4.5 to 1.0 and 5.0 to 1.0, the Company may pay dividends in amounts up to 50% of gross excess cash flow and if the total leverage ratio is below 4.5 to 1.0, the Company may pay dividends in amounts up to 100% of gross excess cash flow. If the Company does not retire other long-term debt or, if permitted, pay dividends, in an amount equivalent to its gross excess cash flow in a fiscal year, then 50% of the remaining amount, referred to as net excess cash flow, must be used to prepay the term loan within 90 days after year-end. For purposes of this test, the Company is permitted to apply any repayments of other long-term debt in the first 90 days after year-end to reduce the prior year’s net excess cash flow, thereby minimizing or eliminating any mandatory prepayments of the term loan from net excess cash flow.

Madison River Capital, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

September 30, 2006

As of December 31, 2005, the Company had approximately $6.4 million of net excess cash flow for 2005. On March 27, 2006, the Company redeemed $7.0 million of its senior notes. The Company applied approximately $6.4 million from this senior note redemption to reduce net excess cash flow for the year ended December 31, 2005 to zero, resulting in no mandatory prepayment of the term loan being required. The remainder of the redemption was applied to the net excess cash flow calculation for 2006.

The $75.0 million revolving line of credit is provided by the RTFC and bears interest that is payable quarterly at the RTFC’s line of credit base rate plus 0.5% per annum. The entire revolving credit facility was available to the Company for general corporate purposes at September 30, 2006. The amount available to be drawn may be less than the full amount of the revolving line of credit subject to certain restrictions in the credit agreement, primarily the financial ratios.

Under the terms of the credit agreement, the Company must comply with certain administrative and financial covenants. The Company is, among other things, restricted in its ability to (i) incur additional indebtedness, (ii) make restricted payments or pay dividends, (iii) redeem or repurchase equity interests, (iv) make various investments or other restricted payments, (v) create certain liens or use assets as security in other transactions, (vi) sell certain assets or utilize certain asset sale proceeds, (vii) merge or consolidate with or into other companies or (viii) enter into transactions with affiliates. In addition, the Company must maintain certain financial ratios, including a total leverage ratio and a fixed charge coverage ratio.

The credit facility is secured by a first mortgage lien on the operating assets and revenues of the Company, MRTC and the Company’s first-tier, wholly-owned subsidiaries (collectively, the “Loan Parties”). In addition, the Company and the remaining Loan Parties have guaranteed the credit facility and each Loan Party has pledged the equity interests in each wholly-owned subsidiary that it owns in support of the credit facility.

At June 30, 2006, the Company had $50.0 million of 13.25% senior notes outstanding. As discussed above, using the proceeds from a $50.0 million borrowing under its term loan and cash on hand, the Company voluntarily redeemed the remaining $50.0 million in senior notes in July 2006 at a redemption price of 104.417% of par value plus accrued interest. The Company recorded $3.2 million as a loss on extinguishment of long-term debt which consists of the premium paid to redeem the senior notes and the write-off of unamortized debt issuance costs and unamortized discount related to the redeemed senior notes. On May 12, 2006 and March 27, 2006, the Company redeemed $27.0 million and $7.0 million, respectively, of senior notes for a redemption price of 104.417% of the par value of the principal amount redeemed plus accrued interest and recognized $1.8 million and a $0.4 million as losses on extinguishment of long term debt.

9. Discontinued Operations

In December 2005, the Company announced its plan to discontinue its edge-out services operations in New Orleans and surrounding communities as a result of the significant negative impact of Hurricane Katrina in August 2005 on the economy in this region which directly resulted in a significant loss of customers for the Company and decline in its business. Prior to the storm, the Company served approximately 3,800 connections in this market. The discontinuation of these operations was completed as of June 30, 2006 and as a result, the Company has presented the financial results for these operations as discontinued operations for all periods per Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Revenues associated with these discontinued operations were $0.5 million and $1.8 million for the nine months ended September 30, 2006 and 2005, respectively with net operating losses of $0.2 million and $0.4 million for the nine months ended September 30, 2006 and 2005, respectively.

Madison River Capital, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

September 30, 2006

10. Income Taxes

Effective January 1, 2005, the Company elected to convert from being treated as a partnership for federal and state income tax purposes to being taxed as a C corporation. As of the effective date of the conversion, the Company began filing a consolidated federal income tax return that included the operating results of the Company and each of its subsidiaries pursuant to tax sharing agreements. Prior to this conversion, the Company’s subsidiary, MRH, filed a consolidated federal income tax return that consolidated the operating results of MRH and its subsidiaries: MRLTDF, MRM, Mebtel, GCSI and its subsidiaries, CCI and its subsidiaries, MLDS and MRLDS. The Company’s other subsidiaries, MRC and GRH, are limited liability corporations and as of December 31, 2005 are treated as partnerships for state income tax purposes.

Upon conversion of the Company’s income tax status on January 1, 2005, the Company recognized an $18.1 million non-recurring charge to income tax expense related to the conversion. Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”) requires that a deferred tax liability or asset be recognized for temporary differences at the date that a nontaxable enterprise becomes a taxable enterprise and the corresponding expense be included in income from continuing operations. In accordance with SFAS 109, the Company established deferred income tax liabilities to recognize the difference between the book basis and the tax basis of investments in its wholly-owned subsidiaries that are limited liability corporations.

Through and including                     , 2007 (the 25th day after commencement of this offering), federal securities law may require all dealers effecting transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

Madison River Communications Corp.

Common Stock

PROSPECTUS

                    , 2006

Merrill Lynch & Co.

Goldman, Sachs & Co.

Lehman Brothers

JPMorgan

Wachovia Securities

Stifel Nicolaus

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts, other than the SEC registration fee and the NASD filing fee, are estimates.

SEC registration fee		**
NASD filing fee		29,250
Nasdaq listing fee		*
Transfer agent’s fee and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.
**	Previously paid by Madison River Discovery Corp., formerly known as Madison River Communications Corp., pursuant to Registration Statement No. 333-121602.

Item 14. Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The registrant’s Certificate of Incorporation contains provisions that provide for indemnification of officers and directors and their heirs and representatives to the full extent permitted by, and in the manner permissible under, the DGCL.

As permitted by Section 102(b)(7) of the DGCL, the registrant’s Certificate of Incorporation contains a provision eliminating the personal liability of a director to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to some exceptions.

The registrant maintains, at its expense, a policy of insurance which insures its directors and officers, subject to exclusions and deductions as are usual in these kinds of insurance policies, against specified liabilities which may be incurred in those capacities, whether or not the registrant would have the power to indemnify them against such expense, liability or loss under applicable law.

Item 15: Recent Sales of Unregistered Securities

The following is a description of all securities that the registrant has sold within the past three years without registering the securities under the Securities Act:

In October 2006, the registrant converted from a limited liability company to a corporation under Delaware law. The registrant also changed its name from Madison River Capital, LLC to Madison River Communications, Corp. Pursuant to this conversion, Madison River Telephone Company, LLC’s membership units in Madison River Capital, LLC were exchanged for 100 shares of the registrant’s common stock. In doing so, the registrant relied on the provisions of Section 4(2) of the Securities Act in claiming exemption for the offering, sale and delivery of such securities from registration under the Securities Act.

Item 16: Exhibits and Financial Statement Schedules

(a) Exhibits.

See Exhibit Index (page II-6)

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17: Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mebane, state of North Carolina, on December 11, 2006.

MADISON RIVER COMMUNICATIONS CORP.

By:	/s/ J. STEPHEN VANDERWOUDE
Name:	J. Stephen Vanderwoude
Title:	Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated below on December 11, 2006.

Signature	Title

/S/ J. STEPHEN VANDERWOUDE J. Stephen Vanderwoude	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/S/ PAUL H. SUNU Paul H. Sunu	Chief Financial Officer and Secretary and Director (Principal Financial and Accounting Officer)

* Peter W. Chehayl	Director

* Michael P. Cole	Director

* Joseph P. DiSabato	Director

* Richard A. May	Director

* Sanjeev K. Mehra	Director

* Edward Mullinix	Director

* Mark A. Pelson	Director

* James N. Perry, Jr.	Director

*By:	/s/ Paul H. Sunu
Paul H. Sunu Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Certificate of Incorporation of Madison River Communications Corp.

3.2*	Bylaws of Madison River Communications Corp.

4.1*	Form of stock certificate for common stock

4.2*	Form of Registration Rights Agreement

5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the shares being registered

10.1	Shareholders’ Agreement, dated March 30, 2000, by and among Coastal Communications, Inc. and Daniel M. Bryant, G. Allan Bryant, The Michael E. Bryant Life Trust and Madison River Capital, LLC (incorporated herein by reference to Exhibit 10.1.3 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.2	Amendment No. 1 to the Shareholders Agreement, dated April 10, 2002, by and among Coastal Communications, Inc. and Daniel M. Bryant, G. Allan Bryant and The Michael E. Bryant Life Trust (incorporated by reference to Exhibit 10.1.4 from the Form 8-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on April 11, 2002)

10.3	Exchange Agreement, dated as of April 10, 2002, by and among Madison River Telephone Company, LLC, Coastal Communications, Inc., Daniel M. Bryant, G. Allan Bryant and The Michael E. Bryant Life Trust (incorporated by reference to Exhibit 10.3 from the Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 23, 2005)

10.4	Credit Agreement, dated as of December 22, 2004 among Madison River Telephone Company, LLC, a Delaware limited liability company, the lenders from time to time party thereto, Merrill Lynch Capital Corporation, as initial lender and administrative agent for the lenders and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as sole lead arranger, syndication agent and documentation agent

10.5	Agreement and Plan of Merger, dated May 9, 1999, by and between Madison River Telephone Company, LLC and Gulf Coast Services, Inc. (incorporated herein by reference to Exhibit 10.6 from the Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 23, 2005)

10.6	First Amendment to Agreement and Plan of Merger, dated July 2, 1999, by and between Madison River Telephone Company, LLC and Gulf Coast Services, Inc. (incorporated herein by reference to Exhibit 10.2.1 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.7	Second Amendment to Agreement and Plan of Merger, dated August 24, 1999, by and between Madison River Telephone Company, LLC and Gulf Coast Services, Inc. (incorporated herein by reference to Exhibit 10.2.2 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.8	Third Amendment to Agreement and Plan of Merger, dated September 28, 1999, by and between Madison River Telephone Company, LLC and Gulf Coast Services, Inc. (incorporated herein by reference to Exhibit 10.2.3 from the Registration Statement on Form S-4 (File No. 333-36804) filed by Madison River Capital, LLC with the Securities and Exchange Commission on May 11, 2000)

10.9	Escrow Agreement, dated as of September 28, 1999, by and among Madison River Telephone Company, LLC, Gulf Merger Corporation, Gulf Coast Services, Inc. and Regions Bank

Exhibit Number	Description of Exhibit
10.10	Amendment to Escrow Agreement dated as of September 28, 1999, by and among Madison River Telephone Company, LLC, Gulf Merger Corporation, Gulf Coast Services, Inc. and Regions Bank

10.11	Employment Agreement, dated January 1, 2006, between Madison River Telephone Company, LLC and J. Stephen Vanderwoude (incorporated herein by reference to Exhibit 10.12 from the Annual Report on Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2006)

10.12	Employment Agreement, dated January 1, 2006, between Madison River Telephone Company, LLC and Paul H. Sunu (incorporated herein by reference to Exhibit 10.14 from the Annual Report on Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2006)

10.13	Employment Agreement, dated January 1, 2006, between Madison River Telephone Company, LLC and Bruce J. Becker (incorporated herein by reference to Exhibit 10.16 from the Annual Report on Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2006)

10.14	Employment Agreement, dated January 1, 2006, between Madison River Telephone Company, LLC and Ken Amburn (incorporated herein by reference to Exhibit 10.18 from the Annual Report on Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2006)

10.15	Employment Agreement, dated January 1, 2006, between Madison River Telephone Company, LLC Michael Skrivan (incorporated herein by reference to Exhibit 10.19 from the Annual Report on Form 10-K filed by Madison River Capital, LLC with the Securities and Exchange Commission on March 31, 2006)

10.16*	Form of Omnibus Stock Plan

10.17	Madison River Telephone Company, LLC Long Term Incentive Plan, Second Amended and Restated Plan Provisions and Features

10.18	$550,000,000 Credit Agreement Dated as of July 29, 2005 among Madison River Capital, LLC as Borrower and Madison River Telephone Company LLC as Holdings and The Other Guarantors Named Herein as Guarantors and The Lenders Named Herein as Lenders and Lehman Commercial Paper Inc. as Collateral Agent and Lehman Commercial Paper Inc. as Administrative Agent and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs Credit Partners L.P. as Lead Arrangers and Co-Syndication Agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Credit Partners L.P. and Lehman Brothers Inc. as Joint Bookrunners. (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Madison River Capital, LLC on August 2, 2005)

10.19	Security Agreement dated July 29, 2005 from the Grantors referred to herein as Grantors to Lehman Commercial Paper Inc. as Collateral Agent (incorporated by reference to Exhibit 10.2 from the Form 8-K filed by Madison River Capital, LLC on August 2, 2005)

10.20	Amendment No. 1 and Waiver dated January 27, 2006 to the $550,000,000 Credit Agreement dated as of July 29, 2005 (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Madison River Capital, LLC on February 1, 2006)

10.21	Amendment No. 2 dated June 30, 2006 to the $550,000,000 Credit Agreement dated as of July 29, 2005

10.22	Amendment No. 3 dated November 14, 2006 to the $550,000,000 Credit Agreement dated as of July 29, 2005

10.23	Amendment No. 1 dated July 31, 2006 to the Security Agreement dated as of July 29, 2005

10.24	Amendment No. 2 dated October 6, 2006 to the Security Agreement dated as of July 29, 2005

Exhibit Number	Description of Exhibit
10.25	Non-Recourse Demand Note, dated January 4, 2002, between Paul H. Sunu and Madison River Capital, LLC

10.26	Non-Recourse Demand Note, dated January 4, 2002, between Bruce J. Becker and Madison River Capital, LLC

10.27	Non-Recourse Demand Note, dated January 4, 2002, between James D. Ogg and Madison River Capital, LLC

10.28	Non-Recourse Demand Note, dated December 31, 2001, between James D. Ogg and Madison River Telephone Company, LLC

10.29	Form of Madison River Telephone Company, LLC Call Option Agreement

10.30*	Form of Stockholders’ Agreement

16.1**	Letter of Ernst & Young LLP, dated as of October 16, 2006, to the Securities and Exchange Commission

21.1	Subsidiaries of Madison River Communications Corp.

23.1	Consent of Ernst & Young LLP

23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in exhibit 5.1)

24.1	Powers of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously filed.